SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 April 28, 2003


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                     Form 20-F X         Form 40-F
                               --                 --


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                   No X
                             ---                 ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.




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                          [Viviendi Environnement logo]


                         2002 REFERENCE DOCUMENT SUMMARY


                                   ----------


This Reference Document Summary includes substantially all of the information set forth in the French-language Document de reference registered by Vivendi Environnement (the "Company") with the French Commission des Operations de Bourse on April 22, 2003 under number R. 03-064. The Company's Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in this Reference Document Summary and certain additional information not included herein. The Company is required to file the Annual Report on Form 20-F with the U.S. Securities and Exchange Commission by no later than June 30, 2003.




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                           FORWARD-LOOKING STATEMENTS

         We make some forward-looking statements in this document. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this document, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. In particular, from time to time in this document we state our expectations in terms of revenue to be generated under new contracts recently won or awarded or from new investments made and new assets or operations acquired, though we may have not yet commenced operations under these new contracts nor operating these new assets and operations at the time we make these statements. These revenue estimates are based on our management's current assumptions regarding future sales volumes and prices, which are subject to a number of risks and uncertainties that may cause actual sales volumes and prices to differ materially from those projected. As a result, actual revenue recorded under these new contracts or from these new investments, assets and operations may differ materially from those set forth in this document. Other than in connection with applicable securities laws, we undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge you to review and consider the various disclosures we make concerning the factors that may affect our business carefully, including the disclosures made in "Item 3. Key Information -- Risk Factors," "Item 5. Operating and Financial Review and Prospects," and "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

         Unless otherwise indicated, information and statistics presented herein regarding market trends and our market share relative to our competitors are based on our own research and various publicly available sources.

                                EXPLANATORY NOTE

         Approximately 20.4% of our shares are currently owned by Vivendi Universal, a corporation (societe anonyme) incorporated under the laws of France. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders." From 1998 until December 2001, Vivendi Universal was known as "Vivendi"; before 1998 it was known as "Compagnie Generale des Eaux." In this document, we generally refer to Vivendi Universal as "Vivendi Universal" (rather than as "Vivendi" or "Compagnie Generale des Eaux") even when discussing events that took place when that company was operating under a different name. In addition, except as otherwise indicated or as the context otherwise requires, we use the term "Vivendi Universal" to refer to our shareholder exclusive of its subsidiaries.



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                                TABLE OF CONTENTS

                                                                          Page
Key Information                                                              3
Information on the Company                                                   9
Operating and Financial Review and Prospects                                57
Directors, Senior Management and Employees                                  76
Major Shareholders and Related Party Transactions                           97
Financial Information                                                      106
The Offer and Listing                                                      112
Additional Information                                                     115
Quantitative and Qualitative Disclosures About Market Risk                 128
Principal Accountants Fees and Services                                    135
Index to Financial Statements                                              135
Financial Statements                                                       F-1




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                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3. KEY INFORMATION

                                    DIVIDENDS

         Under French law and our articles of association (statuts), our statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profits or losses carried forward from prior years, less any contributions to legal reserves, is available for distribution to our shareholders as dividends, subject to other applicable requirements of French law and our statuts.

         On May 6, 2002, we paid a dividend of (euro)0.55 per share in respect of the 2001 fiscal year to persons who held our shares on January 1, 2002. On May 10, 2001, we paid a dividend of (euro)0.55 per share in respect of the 2000 fiscal year to persons who held our shares on April 27, 2001. We did not pay dividends as a stand-alone company in respect of fiscal years before 2000.

         We have requested our shareholders to approve a dividend payment of
(euro)0.55 per share in respect of our 2002 fiscal year to persons who held our shares on January 1, 2003 at our general shareholders' meeting to be held on April 30, 2003. Dividends paid to holders of ADSs will generally be subject to French withholding tax at a rate of 25%, which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Subject to possible changes in French law that have recently been announced, certain holders of ADSs who are residents of the United States may be entitled to receive a subsequent payment representing the French avoir fiscal, or tax credit, in an amount generally equal to 10% or 50% depending on the beneficiary of any dividends paid by us, less applicable French withholding tax. See "Item 10. Additional Information-Taxation" for a summary of the material U.S. federal and French tax consequences to holders of ADSs. Holders of ADSs should consult their own tax advisors with respect to the tax consequences of an investment in the ADSs. Dividends paid to holders of ADSs will be subject to a charge by the depositary for any expenses incurred by the depositary of the ADSs in the conversion of euro to dollars.

                            EXCHANGE RATE INFORMATION

         Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 11 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. As of December 31, 2001, the following 12 member states had adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at (euro)1.00 = FF 6.55957 and we have translated French francs into euro at that rate.

         Share capital in our company is represented by ordinary shares with a nominal value of (euro)13.50 per share (generally referred to as "our shares"). Our shares are denominated in euro. Because we intend to pay cash dividends denominated in euro, exchange rate fluctuations will affect the U.S. dollar amounts that shareholders will receive on conversion of dividends from euro to dollars.

         The following table shows the French franc/U.S. dollar exchange rate for 1998 based on the noon buying rate expressed in French francs per $1.00, and the euro/U.S. dollar exchange rate for 1999 through March 2003 based on the noon buying rate expressed in U.S. dollars per euro. The information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). We provide the exchange rates below solely for your convenience. We do not represent that French francs or euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro. For information regarding the effect of currency fluctuations on our results of operations, see "Item 5. Operating and Financial Review and Prospects."

                                 Period        Average
Year                              End           rate*        High         Low
                                --------      --------     --------     --------
U.S. dollar/Euro
March 2003                          .92            .93          .95         .92
February 2003                       .93            .93          .93         .92
January 2003                        .93            .94          .96         .92
2002                                .95           1.05         1.16         .92
December 2002                       .95            .98         1.01         .95
November 2002                      1.01           1.00         1.01         .97
2001                                .89            .89          .95         .84
2000                               0.93           0.92         1.04        0.83
1999                               1.00           1.06         1.18        1.00
U.S. dollar/French franc
1998                               5.62           5.90         6.17        5.41
-------------------------------
* For yearly figures, the average of the noon buying rates for French francs or euro, as the case may be, on the last business day of each month during the relevant period.

         Solely for the convenience of the reader, this annual report contains translations of certain euro amounts into U.S. dollars. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been or will be converted into U.S. dollars at the rate indicated or at all. The translations from euros to U.S. dollars in this annual report are based on US $0.9536 per euro, the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. On April 15, 2003, the Noon Buying Rate was U.S.$0.9258 per euro.

                                  RISK FACTORS

         You should carefully consider the risk factors described below in addition to the other information presented in this document.

Risks Relating to Our Operations

         We may suffer reduced profits or losses as a result of intense competition

         Our business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which we compete. From time to time, our competitors may reduce their prices in an effort to expand market share or win a competitively bid contract. Competitors may also introduce new technology or services or improve the quality of their service. We may lose business if we are unable to match the prices, technologies or service quality offered by our competitors.

         We perform a substantial portion of our business under contracts with governmental authorities and industrial and commercial clients. These contracts are often awarded and renewed through periodic competitive bidding. We may not be the successful bidder in the competition to obtain or renew these contracts. Our inability to replace a significant number of contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time could be harmful to our business and financial performance. Furthermore, we must commit substantial resources before we are assured of winning or renewing a contract. We may not be successful in winning or renewing a contract despite incurring substantial expenses.

         Our business operations in some countries may be subject to additional risks

         While our operations are concentrated mainly in Europe, we conduct business in markets around the world. Sales generated in countries outside of Europe and North America represented approximately 8% of our total revenue in 2002. The risks associated with conducting business in some countries outside of western Europe, the United States and Canada can include slower payment of invoices, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. We may not be able to insure or hedge against these risks. Furthermore, we may not be able to obtain sufficient financing for our operations in these countries. Finally, unfavorable events and circumstances in these countries may affect the value of our assets and investments in those countries. These events and circumstances, which may include material adverse changes in the general economic environment, may lead us to reassess our assumptions and objectives in respect of our operations in these countries and to reexamine the actual value of our assets and investments in these countries. As a result, we may record exceptional provision or depreciation charges in connection with our operations in these countries, which could have a material adverse effect on our results.

         Changes in energy prices and taxes may reduce our profits

         Fuel is a significant operating expense for our transportation and waste management businesses. Fuel prices are subject to sudden increases as a result of variations in supply and demand. Although most of our contracts contain tariff escalation provisions that are intended to compensate us for increased costs incurred as a result of increased fuel prices, there may be developments, including delays between fuel price increases and the time we are allowed to raise our prices to cover the additional costs, that prevent us from obtaining full compensation. A sustained increase in energy prices could hurt our business to the extent we are not able to increase our prices sufficiently to cover the additional costs. Furthermore, governmental authorities may increase fuel taxes. Increases in fuel prices or taxes could raise our costs and reduce our profitability.

         Governmental authorities could terminate or modify some of our contracts

         Contracts with governmental authorities make up a significant percentage of our revenue. We are subject to various laws that apply to companies contracting with governmental authorities that differ from laws governing private contracts. In civil law countries such as France, for instance, government contracts often allow the governmental entity to modify or terminate a contract unilaterally in certain circumstances. Although we are generally entitled to full indemnification in the event of a unilateral modification or termination of a contract by a governmental authority, such modifications or terminations could reduce our revenue and profits if full indemnification is not available.

         Our compliance with environmental, health and safety laws and regulations is costly and may become more so in the future, and we may incur liability these laws and regulations

         We have made and will continue to make the necessary capital and other expenditures to comply with applicable environmental, health and safety laws and regulations. We are continuously required to incur expenditures to ensure that the installations that we operate comply with all applicable legal, regulatory and administrative requirements, including general precautionary obligations. These expenditures mainly relate to air pollution (including, for example, the control of emissions from our transportation vehicles, our heat generation plants and our waste incineration facilities), the quality of our potable water, the disposal of wastewater and other effluents and the protection of land and biodiversity (including through restrictions on waste disposal and the use of landfills). Each of our operations, moreover, may become subject to stricter laws and regulations, and correspondingly greater compliance expenditures, in the future. If we are unable to recover these expenditures through higher prices, this could adversely affect our operations and profitability.

         The scope of application of environmental, health, safety and other laws and regulations is also becoming increasingly broader. These laws and regulations govern, among other things, any discharges in a natural environment, the collection, treatment and discharge of all types of waste, and the rehabilitation of old sites. These increasingly broader laws and regulations expose us to the risk of liabilities, including in connection with assets that we no longer own and activities that have been discontinued. In some circumstances, we could be required to pay fines or damages under these laws and regulations or undertake remedial action even if we exercise due care in conducting our operations and we comply with all applicable laws and regulations.

         In addition, courts or regulatory authorities may require us to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily or permanently in connection with applicable laws and regulations, including to prevent imminent risks or in light of expected changes in those laws and regulations. In the event of an accident or other incident, we could also become subject to claims for personal injury, property damage or damage to natural resources. Being required to take those actions or to pay these damages could hurt our business or significantly affect our capabilities.

         We may not be able to retain or obtain required licenses, permits and approvals

         We need to maintain, renew or obtain a variety of permits and approvals from regulatory authorities to conduct each of our businesses. The process for renewing or obtaining these permits and approvals is often lengthy, complex and unpredictable. We may invest substantial resources in a project only to have a regulatory authority deny us a permit or approval necessary to complete or operate it. Moreover, a regulatory authority may grant a necessary permit or approval only after substantial delays and/or additional expenditures. The occurrence of any of these events could increase our costs of operations and, in certain cases, require us to withdraw from a project or contract, which could hurt our business and adversely affect our operations and profitability.

         We may be required to sell our interest in FCC in the event of a hostile takeover or to finance an acquisition of the remaining shares of FCC and its holding company.

         We have an indirect 25.7% stake in Fomento de Construcciones y Contratas (FCC), a leading provider of environmental management and other services in Spain and Latin America. FCC is listed on the Madrid Stock Exchange. Our interest consists of a 49% stake in a holding company that owns 52.48% of FCC's outstanding shares. Ms. Esther Koplowitz, who is a member of our supervisory board, owns the remaining 51% of FCC's holding company. We have also created a number of joint ventures with FCC that operate a significant part of our environmental management business in Spain and Latin America. See "Item 4. Information on the Company--Business Overview--Our Services" and "Item 5. Operating and Finance Review and Prospects."

         Pursuant to the agreements governing our participation in FCC, Ms. Koplowitz has the right to buy our interest in FCC's holding company in the event that our company is subject to a "hostile takeover." This agreement defines a "hostile takeover" as any direct or indirect acquisition of 25% or more of our shares that either does not have the approval of our supervisory board or management board or is effected by a direct competitor of FCC in Spain. The purchase price would be equal to the average of the price we paid for the acquisition of our participation in FCC ((euro)691 million) and the market value of our interest in FCC's holding company, which is determined by reference to the average trading price of FCC's shares during the three-month period preceding the hostile takeover. If this option is exercised at a time when the market price of FCC's shares is low, we would be required to sell our interest in FCC upon disadvantageous terms. In addition, a sale of our interest in FCC could impede our efforts to expand our activities in Spain.

         Pursuant to these agreements, Ms. Koplowitz also has the option, exercisable at any time through October 6, 2008, to require us to purchase the remaining interest in B1998SL, FCC's holding company, at a price determined at the time of exercise based on the average market price of FCC's common stock over the prior three months, subject to a cap equal to the lower of seven times FCC's EBITDA and 29.5 times FCC's earnings per share in the prior fiscal year. If this option is exercised, we would ultimately own 100% of B1998SL. Under these circumstances, Spanish law may require us to launch a public tender offer for all of the shares of FCC not owned by B1998SL, which represent approximately 47.5% of FCC outstanding shares, at a price per share to be approved by the Spanish stock exchange authorities. Based on the price of FCC's common stock on March 3, 2003, the price for the remaining 47.5% of FCC would be approximately
(euro)1.3 billion, subject to adjustment by the Spanish stock exchange authorities. The cost of purchasing the remaining interest in FCC and of consummating the tender offer for the remaining public interest in FCC may be substantial. We will explore the alternative financing options available to us to cover these costs at the appropriate time, if any, and may decide to finance these costs by incurring additional debt, issuing additional common stock or selling assets, which could adversely affect our net income and the market price of our shares.

         See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions--Other Agreements--FCC Agreements" for a description of the agreements governing our participation in FCC.

         Currency exchange and interest rate fluctuations may negatively affect our financial results and the price of our shares

         We hold assets, incur liabilities, earn income and pay expenses of our subsidiaries in a variety of currencies. Our financial statements are presented in euro. Therefore, when we prepare our financial statements, we must translate our assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies will affect the value of these items in our financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of our interests held in foreign currencies, particularly in the United States, where we have recently made a number of significant acquisitions of companies and assets that are valued in U.S. dollars. Although we seek to limit the impact of these fluctuations in currency exchange rates by financing our local operations and acquisitions, to the extent possible, in local currency, we may not be able to fully offset the effects of these fluctuations on our financial statements. To the extent these fluctuations have a negative effect on our financial condition as presented in our financial statements, the price of our shares could decline.

         In addition, because we have a significant amount of debt outstanding, our results of operation and financial condition may be affected by changes in prevailing market rates of interest. We manage this exposure to interest rate risk by setting a target fixed rate for a significant part of our debt, which we achieve either through fixed rate debt or interest rate hedging activities. At December 31, 2002 our outstanding total long-term debt amounted to (euro)12.9 billion, of which 49% was subject to fixed interest rates (including debt covered by our hedging activities). Fluctuations in interest rates may also affect our future growth strategy. A rise in interest rates may force us to finance acquisitions or operations or refinance existing debt at a higher cost in the future, which may lead us to decide to curtail or delay our then current expansion plans.

Risks Relating to Our Shares and ADSs

            The substantial number of shares that will be eligible for sale in the near future may cause the market price of our shares or ADSs to decline.

         In connection with the sale of a part of its interest in our company in June 2002, Vivendi Universal entered into a lock-up agreement in respect of its remaining 40.8% interest in our company that generally prevented it from offering or selling, directly or indirectly, these shares for a period of 545 days. This period expires on December 23, 2003. On December 24, 2002, Vivendi Universal sold half of its remaining interest in our company (i.e., 20.4%) to a designated group of institutional investors, which agreed to assume Vivendi Universal's obligations under the lock-up agreement for the remainder of the lock-up period. In addition, Vivendi Universal granted this designated group of investors options to acquire its remaining 20.4% interest in our company at a fixed price at any time before December 24, 2004. See "Item 7. Majority Shareholders and Related Party Transactions--Majority Shareholders" for a description of these transactions. Following the expiration of this lock-up agreement, a substantial number of shares will be eligible for sale in the public market. If several of these investors or, if a significant portion of the options are not exercised, Vivendi Universal commence selling shares of our company on the market, these sale activities could adversely affect prevailing market prices of our shares and ADSs.

         Because preemptive rights may not be available for U.S. persons, the ownership percentages of our U.S. shareholders may be diluted in the event of a capital increase of our company.

         Under French law, shareholders have preemptive rights (droits preferentiels de souscription) to subscribe for cash issuances of new shares or other securities giving rights to acquire additional shares on a pro rata basis. U.S. holders of our shares may not be able to exercise preemptive rights for our shares unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to those rights or an exemption from the registration requirements imposed by the Securities Act is available. We are not required to file registration statements or otherwise ensure that an exemption under the Securities Act is available in connection with issues of new shares or other securities giving rights to acquire shares to our shareholders. As a result, we may from time to time issue new shares or other securities giving rights to acquire additional shares at a time when no registration statement is in effect and no Securities Act exemption is available. For example, in July 2002 we effected a capital increase through the issuance of rights to acquire new shares to all of our shareholders, but those rights were only exercisable by persons located outside the United States or by "qualified institutional buyers" in the United States. Holders of our ADSs were not permitted to exercise the rights corresponding to the shares underlying the ADSs and received the net proceeds of the sale of these rights in the French market by the ADS depositary.

         We are permitted to file less information with the SEC than a company incorporated in the United States

         As a "foreign private issuer," we are exempt from rules under the U.S. Securities Exchange Act of 1934 that impose some disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Additionally, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies with securities registered under the Exchange Act. Accordingly, there may be less information concerning our company publicly available from time to time than there is for U.S. companies at those times.

         The ability of holders of our ADSs to influence the governance of our company may be limited

         Holders of our ADSs may not have the same ability to influence corporate governance with respect to our company as would shareholders in some U.S. companies. For example, the depositary may not receive voting materials in time to ensure that holders of our ADSs can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the deposit agreement. Finally, except under limited circumstances, our shareholders do not have the power to call shareholder meetings.


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ITEM 4: INFORMATION ON THE COMPANY

                     History and Development of the Company

         The legal and commercial name of our company is "Vivendi
Environnement." Our company is a societe anonyme a directoire et conseil de surveillance, a form of stock corporation, incorporated in 1995 pursuant to the French commercial code for a term of 99 years.

         Our registered office is located at 36-38 avenue Kleber, 75116 Paris, France, and the phone number of that office is 33 1 71 75 0000. Our agent in the United States is Stephen P. Stanczak. He can be reached at United States Filter Corporation, 40-004 Cook Street, Palm Desert, CA 92211.

Historical Background

         On December 14, 1853, Compagnie Generale des Eaux was formed by Imperial decree and won its first public service concession for the distribution of water in the city of Lyon, France. Compagnie Generale des Eaux continued to develop its activities in France by obtaining concessions in Nantes (1854), Nice
(1864), Paris (1860) and its suburbs (1869).

         In 1880, Compagnie Generale des Eaux experienced its first commercial success abroad when it was awarded a contract to produce and distribute water in Venice. This was followed by contracts in Constantinople in 1882 and Porto in 1883. In addition to potable water, Compagnie Generale des Eaux expanded its business into the water treatment industry in 1884.

         In 1980, Compagnie Generale des Eaux regrouped all of its operating subsidiaries specializing in the design, engineering and execution of potable water and wastewater treatment facilities in a single company under the name "OTV." In addition, Compagnie Generale des Eaux acquired Compagnie Generale d'Entreprises Automobiles ("CGEA"), which would later become CGEA Connex and Onyx, and Compagnie Generale de Chauffe, which was later renamed Dalkia. During the same period in the 1980's, Compagnie Generale des Eaux accelerated its international expansion, particularly in the United States.

         In 1998, Compagnie Generale des Eaux changed its name to "Vivendi" and renamed its water subsidiary "Compagnie Generale des Eaux" to distinguish the separate existence of its two main operating segments: communications and environmental management services.

         In October 1998, to further extend its geographic reach, Vivendi purchased a 49% interest in the holding company that controls FCC, a Spanish public company that is the leading provider of urban waste management and the second largest provider of water and wastewater services in Spain.

         In April 1999, Vivendi acquired United States Filter Corporation (also known as USFilter), which was created in 1990 and is the leading water treatment services and equipment company in the United States.

         In 1999, Vivendi created Vivendi Environnement, to which it contributed or sold all of its environmental management activities and which conducted these activities under the names "Vivendi Water" (water), "CGEA Onyx" (waste management), "Dalkia" (energy services) and "CGEA Connex" (transportation).

         On July 20, 2000, our shares were listed on the Premier Marche of Euronext Paris in connection with an initial public offering of our shares in France and in an international private placement, with Vivendi Universal (the new name of Vivendi) retaining over 72.3% of our share capital.

         In December 2000, Dalkia entered into an agreement with Electricite de France (EDF), the French state-owned electricity utility, pursuant to which Dalkia's energy services operations were consolidated with those of EDF.

         In August 2001, our shares were included in the CAC 40, the main equity index published by Euronext Paris. In October 2001, we listed our shares, in the form of American Depositary Shares, for trading on The New York Stock Exchange.

         In December 2001, our main shareholder, Vivendi Universal, sold a block of our shares representing 9.3% of our total share capital, reducing its equity participation in our company from 72.3% to 63.05% of our total share capital. We also distributed in December 2001 free warrants to all of our shareholders, which are exercisable until March 2006. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders."

         During 2002, we became independent from Vivendi Universal, which, as of December 31, 2002, held only 20.4% of our share capital. See "Item 7. Major Shareholders and Related Party Transactions--Major Shareholders."

         Upon approval our shareholders at the general shareholders' meeting to be held on April 30, 2003 , we will change our name from "Vivendi Environnement" to "Veolia Environnement."

         Our principal capital expenditures and divestitures since we began operations in 1999 are described under "Item 5. Operating and Financial Review and Prospects." Material capital expenditures currently in progress include those associated with the continued expansion of our existing businesses and replacement and maintenance spending related to our existing operations. These expenditures are being financed with cash flow from operating activities. Material divestitures currently in progress include the transfer of part of our interest in Dalkia's parent company as part of the strategic transaction with EDF described above and the disposal of non-core businesses described in "Item
5. Operating and Financial Review and Prospects."

Major Developments in 2002

         We were awarded a significant number of long-term contracts in 2002 that are expected to generate in aggregate (euro)30 billion in total revenue over the life of these contracts. We describe below the main developments in our business during 2002.

         The discussion below includes the revenue amounts that we expect to earn from our contracts. These amounts take into account updates to our volume and price assumptions since the date these contracts were publicly announced. As a result, announced revenue amounts may differ from the amounts of expected revenue included in this report. In the case of combined contracts to build and operate facilities, expected revenue amounts reflect total revenue expected to be generated from both services. In addition, we issue guarantees, post performance bonds and assume other contingent financial obligations from time to time in the ordinary course in connection with our contracts. We do not believe that any of these guarantees and obligations are material to our business as a whole, except for those described in "Item 5. Operating and Financial Review and Prospects."

                                      Water

         In France, we won a contract to modernize the Archeres wastewater treatment plant in the Yvelines region, which treats a large portion of the wastewater from the Paris area, with estimated total revenue of (euro)390 million. We also won a 15-year contract with Arcelor Packing, which manufactures steel for packaging and finished sheet metal for household electrical appliances, to treat effluents at its Florange site in the Moselle region, with estimated total revenue of (euro)27 million. In addition, we won a 12-year contract with Smurfit Cellulose du Pin to manage industrial effluents at its Facture/Bigonas paper factory in the Gironde region, with estimated total revenue of (euro)11 million.

         In the Netherlands, we were declared the winning bidder of a 30-year contract to design, construct and operate wastewater treatment plants in the city and region of The Hague (estimated total revenue of (euro)1.5 billion). This contract and related agreements are expected to be finalized over the course of 2003.

         In the Czech Republic, we extended a contract awarded in 2001 from 13 to 28 years under which we manage water services in Prague and its surrounding area with 1.2 million residents.

         In the United States, we were awarded the largest-ever contract for outsourced management of municipal water in Indianapolis. USFilter, our subsidiary, will operate and maintain potable water services, rehabilitate infrastructure and provide client services for a 20-year period in this city serving 1.1 million residents (estimated total revenue of US $1.5 billion). We also won a 20-year contract with Alon to provide water and wastewater management services to its refinery in Big Spring, Texas, with estimated total revenue of approximately US $66 million.

         In Morocco, we won a 26-year contract for the outsourced management of water, purification and electricity services for the region of Rabat-Sale (2 million residents), with estimated total revenue of (euro)4.6 billion.

         In China, we won an international public bid for the management of water services in Pudong, a Shanghai business area with 1.9 million residents, for 50 years with estimated total revenue of (euro)10 billion (of which (euro)5 billion is attributable to us based on our interest in the operator). We also won two outsourcing contracts with the Chinese cities of Baoji (500,000 residents) and Zhuhai (1.2 million residents).

         In Malaysia, we won an outsourcing contract with Petronas, an oil company, to provide water treatment and distribution services to its petrochemical complex in Kertith for a 20-year period (estimated total revenue of (euro)200 million).

                                Waste Management

         In the United Kingdom, Onyx renewed a contract for 7 years to collect residential and commercial waste and provide urban cleaning services in the London areas of Westminster (with 200,000 residents and 1 million visitors per day and representing estimated total revenue of (euro)350 million) and Camden (estimated total revenue of approximately (euro)190 million). On the southern coast, Onyx won a contract to collect and recycle residential and commercial waste in the city of Portsmouth (190,000 residents) for a 7-year period (estimated total revenue of approximately (euro)38 million), which will be signed in 2003.

         In Asia, Onyx expanded its 2001 contract to collect waste in Singapore to include urban cleaning in the city center for 5 years with estimated total revenue of (euro)45 million. In China, Onyx won a contract for 8 years for the design and operation of a residential waste storage center in Guangzhou (Canton at the Xingfent site), with 20 million cubic meters of capacity and capable of treating 5,000 tons of waste per day by 2003 (estimated total revenue of (euro)37 million). This site, which will satisfy the most stringent international regulatory standards, will enable us to increase our exposure in Asia.

         In Egypt, we commenced operations under our waste management contract in the city of Alexandria (3.5 million inhabitants), which we won in 2001. Under this contract, we are collecting and treating approximately 2,500 tons of household waste per day, taking measures to secure old landfills, developing an existing waste storage center, building a waste transfer station and providing urban cleaning services.

         In Morocco, we commenced providing urban cleaning services in the city of Rabat-Hassan under a contract awarded in 2001. Under this 6-year contract, we are collecting household and organic waste, cleaning roadways and beaches and eliminating unmanaged landfills, with particular attention to historical and governmental sites (estimated annual revenue of (euro)2.6 million). We are also providing training to a significant number of local personnel.

         In Australia, Onyx won a contract for the global management of the industrial waste at 670 sites throughout Australia of BTP Boral Limited, a business materials production and trading group (estimated total revenue of (euro)10 million). Onyx is the only operator to propose waste management solutions in the six Australian states.

         In the United States, Onyx won a 6-year outsourcing contract to operate a waste-to-energy facility in Savannah, Georgia, and a 7-year outsourcing contract to operate another waste-to-energy facility in Charleston, South Carolina. We also won a contract to recycle municipal waste at Highland Park (estimated annual revenue of US $2.6 million) and Saint Charles (estimated annual revenue of US $1.4 million), in Illinois.

         In Chile, Proactiva, our joint venture with FCC, commenced operating the Maipu landfill serving the Santiago de Chile, which was designed to receive 700,000 tons of waste per year and is an example of our technological capabilities.

                                 Energy Services

         In France, Dalkia renewed for 25 years a contract to outsource the public services concession of the urban area in Mons-en-Baroeul (North), with the installation of co-generation plant capable of producing 7MW of power (estimated annual revenue of (euro)5.1 million). Dalkia also partially renewed for 5 years a contract to provide thermal management services in Paris, which includes measures to prevent the risk of legionella bacteria (estimated annual revenue of (euro)2.9 million). In addition, Dalkia won a 3-year facilities management contract for 220 agencies of Credit Mutuel du Nord's Northern Europe network, with estimated annual revenue of (euro)4.3 million.

         In Belgium, Dalkia was awarded a 5-year multi-technical contract in respect of the entire real estate holdings of the European Commission, which include 68 buildings with 1.5 million cubic meters of space and will require the deployment of 200 employees (estimated annual revenue of (euro)11.5 million).

         In the Netherlands, Dalkia acquired DBU, a Dutch company specializing in the provision of technical services and the supply of mechanical and electro-technical industrial installations (estimated annual revenue of (euro)50 million).

         In the United Kingdom, Dalkia was selected to participate in the first public bid by the British government to award permits for greenhouse gas emissions. To motivate the bidders, the British government offered payment of
(euro)350 million over 5 years. Among the 34 companies selected, Dalkia was the only company in the energy services sector and has committed to reduce carbon dioxide emissions in the United Kingdom by 100,000 tons by 2006, representing a 37% reduction in respect of the reference target. To attain these objectives, Dalkia will collaborate with 4 hospitals and 134 commercial buildings for which it operates energy installations and with whom it will share the fees paid for each ton of carbon dioxide saved.

         In Sweden, Dalkia acquired 5 companies in the Maintech group, a subsidiary of PEAB, a Swedish public works company that specializes in industrial maintenance services, for approximately (euro)4.9 million (after price adjustments), which we estimate will generate annual revenue of (euro)40 million.

         In the Czech Republic, Dalkia was hired by the city of Ostrava to take over the municipal heating distribution company, ZTO, for approximately
(euro)19.1 million. ZTO recorded (euro)43 million in revenue in 2001 and currently has 315 steam boilers, 160 kilometers of network and 233 sub-stations that service 84,000 residences and 900,000 square meters of commercial buildings.

         In Italy, Dalkia signed a 10-year contract to supply electricity, heating and cooling to Manulifilm, one of the main European manufacturers of films used in packaging, plasticizing, adhesive tapes and tobacco products, with estimated total revenue of (euro)7 million.

         In Malaysia, Citelum, a Dalkia subsidiary specialized in street and building lighting, won a contract to light the twin towers of Petronas, the highest inhabited towers in the world at 452 meters, with estimated total revenue of (euro)117,000.

                                 Transportation

         In France in January 2002, Connex acquired Transports Verney for approximately (euro)47.1 million. Transports Verney is present in more than 30 departments in France, particularly in the Great West and Rhone-Alpes regions, and focuses essentially on operating urban and inter-city networks. Transports Verney recorded more than (euro)150 million in revenue in 2001.

         In Ireland, Connex won a 5-year contract to operate the new "Luas" light metro network in Dublin, with 40 trains used on 2 lines serving 36 stops and estimated total revenue of (euro)55 million.

         In Great Britain, Connex renegotiated its compensation for 2003 and the duration of a contract to operate the rail network in southeast London. Connex's compensation increased by (euro)90 million for 2003 and is currently being negotiated for the 2004-2006 period. This contract will now expire in 2006 instead of 2011.

         In Germany, Connex inaugurated in December 2002 the Lausitzbahn rail network in the Gorlitz region (estimated annual revenue of (euro)4 million) and commenced operating two long distance inter-regional lines that link the southern part of Eastern Germany, Berlin and the Baltic Sea region (estimated total revenue of (euro)13 million).

         In Sweden, Connex won two public tenders for the operation of passenger rail networks in Norrland and Goteborg and a public tender for the operation of the urban and inter-urban network of Ekilstuna. Connex also obtained a 5-year extension of its contract to operate the metro system and three tramway lines in Stockholm. These new contracts and the extension of the Stockholm contract represent an estimated increase of more than (euro)1 billion in estimated total revenue in this country.

         In Slovenia, acquired from another private operator the operation of the Certus urban and inter-urban transportation network in Maribor for a 10-year period (estimated total revenue of (euro)180 million).

                                Business Overview

Our Market

         Traditionally, environmental management services, which include water treatment and distribution services, waste treatment and management services, energy services (excluding the production, trading and sale of electricity) and transportation services, have been provided in an uncoordinated manner, each by a different entity. A provider of energy services, for example, would not also offer water treatment or waste disposal services, nor would it integrate its services with those of a customer's other environmental service providers. Public authorities and industrial and commercial companies, moreover, have typically met many of their own environmental needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years, however, as industrial and commercial companies have continued to expand on a global scale and increasingly require environmental management services providers with a global reach that matches the international scope of their customers' operations.

         We are leading a trend toward the creation of comprehensive packages of large-scale, customized, integrated environmental management services to governmental and private clients around the world. We believe that we possess the core competencies necessary to provide our environmental management services in an integrated, global manner, including:

          o long-term contract management-the ability to win and successfully manage long-term contracts (up to 50 years) with public authorities and industrial and commercial companies;

          o operating within highly regulated or contractually restricted conditions-the ability to conduct operations while satisfying complex legal requirements and to adapt quickly to evolutions in those requirements;

          o workforce management-the ability to successfully convert government employees or non-core environmental services employees of an industrial or commercial company through training and management into a competitive, technically expert, core environmental services workforce;

          o financial strength and the ability to finance large-scale environmental infrastructure projects to meet a wide range of customer needs;

          o technical expertise-the ability to conceive and manage complex, technologically advanced environmental operations at multiple sites creatively and efficiently and to coordinate those operations so as to provide a seamless package of integrated services of consistently high quality; and

          o global scale-the ability to bring all the foregoing skills to bear in key markets around the world.

         We believe that demand for integrated, customized packages of environmental management services is likely to grow around the world for the following reasons:

          o In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services are needed to meet increasingly stringent environmental standards, provide growing urban populations with adequate environmental services and replace existing environmental infrastructure. In addition, there is also an increase in public demand for high-quality and extremely reliable environmental products and services.

          o Governments throughout the world face budgetary constraints and often lack the technical and operational skills of private sector firms to address environmental issues efficiently. As a result, public authorities are increasingly turning to the private sector to address their environmental needs.

          o Industrial and commercial companies are increasingly delegating tasks outside their core areas of expertise to third parties in order to reduce costs and comply with increasingly stringent environmental standards. Few industrial or commercial companies have core competencies in environmental services; consequently, the market for outsourced environmental services is expanding.

          o Public and private entities are increasingly attempting to simplify the administration of their complex operations by outsourcing a wide variety of responsibilities to a single partner, creating an opportunity for companies capable of offering a broad range of environmental management services in an integrated fashion.

          o Large private firms and public authorities increasingly recognize that a "one size fits all" approach will not meet their unique and changing needs. As a result, demand for customized environmental management services has grown.

          o The increasingly multinational profile of many large industrial and commercial firms encourages them to outsource non-core activities to companies with similar geographic reach to simplify administration and ensure they receive consistent service at each of their facilities.

         We think that each of these trends, taken individually, has created significant opportunities for companies with our expertise, and, taken as a whole, they allow us in particular to provide innovative, integrated environmental management services in markets around the world on a one-stop shopping basis. We have created specialized teams led by our Industrial Markets Department to guarantee continuity in the solutions we offer. In addition, the employee training programs developed by our Institut de l'Environnement Urbain (or Urban Environment Institute) allow us to integrate within our own personnel several designated employees of our customers.

Our Clients

         We are the leading provider of environmental management services in the world and we increasingly provide our services in innovative, integrated and customized packages. We provide environmental management services to a wide range of public authorities, industrial and commercial customers and individuals around the world.

         Our revenue from services to public authorities represented approximately 65% of our total revenue in 2002, while our industrial and commercial customers represented approximately 35% of total revenue in 2002.

         The demand from public authorities has been particularly influenced and strengthened by recent trends relating to privatization, intercommunal conglomerations (which involves the grouping of several French municipalities into communal areas or conglomerations) and a heightened sensitivity to environmental issues, including the management of water resources, air pollution, mass transportation policies and energy consumption.

         At the same time, the development of our industrial customer base has become a major growth factor in our business. Our expertise in multi-service solutions, our capacity to limit the environmental impact of industrial activities and our ability to deliver customized solutions on each of the five continents allow us to respond to the demands of our large industrial customers. In addition, during 2002 we significantly increased our presence in a variety of commercial and other professional fields, including through the provision of services to hospitals, airports, hotels and transportation-related companies.

         While we provide services around the world, our largest market is Europe and, to a lesser extent, the United States. In 2002, we generated 45.3% of our revenue in France, 34.9% in the rest of Europe, 12% in North America, 3.8% in the Asia-Pacific region and 4% in the rest of the world. We are not materially dependent upon any particular customer, and no one contract represented more than approximately 1.6% of our revenue in 2002.

Our Strategy

         Our overall strategy is to use our broad range of services and extensive experience to capitalize on increased demand for reliable, integrated and global environmental management services. The major elements of this strategy are to:

          o Leverage our expertise and our leading market position in environmental management services to deliver strong internal growth

               Providing environmental management services has been the core business of our company and its predecessor for nearly 150 years. We have demonstrated technological, financial and management expertise and routinely enjoy success in bidding for contracts offered through public tenders by public authorities and industrial or commercial companies. We have vast experience in the management of long-term relationships with public authorities. We also have a track record of using our technological and management expertise to deliver the highest quality of service at the most competitive cost. We intend to use our broad range of expertise and experience to take advantage of increasing demand for privatized and outsourced environmental management services. Our core businesses generated internal growth of 5% in 2002.

          o Develop partnerships through unique, integrated, multi-service offerings or by taking advantage of synergies

               We are integrating our environmental operations to meet increasing demand for comprehensive environmental management services. We also sometimes pursue this approach with other companies in order to harness their capabilities. This integration allows our clients to benefit from technical synergies and better control economic performance and environmental risk, and is the key element of our service offerings, particularly to commercial clients. For example, such technical synergies are possible in the "waste to energy" field with the treatment of industrial effluents and related sludge and the supply of de-mineralized water-based industrial heating.

               The integration of our capabilities may take the form of an integrated service contract. In 2002, for example, we won a number of integrated multi-service contracts with industrial customers, including British Petroleum (BP), Arcelor, Accor and Pharmacia. We also offer integrated services to public authorities, such as our integrated contract to provide a variety of environmental management services in the city of Bromley, United Kingdom. The integration of capabilities may also result from the synergies that arise from the award of separate contracts to several of our divisions by a single customer (or by different customers that have relationships among themselves), such as, for example, our contracts in Shanghai.

               In order to fully benefit from the advantages of the integration of our services and the synergies between our divisions, we regrouped our company's senior management and the senior management of each of our divisions at our corporate headquarters in Paris in the second quarter of 2002.

          o Achieve and maintain "best-in-class" performance in each of our business segments by investing in technology and personnel

               The projects we undertake require extensive technical know-how and excellent management capabilities. We make significant investments in both technology and personnel training to ensure that we deliver the highest quality environmental services possible. Our goal is to achieve and maintain best-in-class service across our business segments, permitting us to realize important productivity gains and to anticipate, at low cost, changes in regulations. 600 of our researchers are dedicated to consider technological issues specific to our industrial clients. We have also established key measures to assure our industrial and commercial clients that we respect the highest standards of hygiene, safety and environmental protection in the areas surrounding their sites.

          o    Seize opportunities arising from our worldwide reach

               Because our operations span the globe, we can offer multinational industrial companies a uniform quality of service, on the one hand, and centralized environmental services management, on the other. We are one of the only environmental services companies with the ability to offer services on a worldwide basis. Based on this capability, in 2002 we renewed our 5-year contract with Renault to provide global waste management services at 15 of its factories and expanded the services we provide under the contract, which will require support from our other divisions and the performance of services at new factories abroad.

               Our worldwide presence also allows us to quickly seize opportunities to enter markets that experience sustained growth of environmental management services, particularly in Europe, the United States and Asia, particularly China. The extensive experience we have acquired in dealing with a wide variety of legal and political environments facilitates our entry into these markets.

          o    Focus on high value-added environmental services

               We intend to focus on providing high value-added environmental services and to limit our exposure to low-margin commodity supply businesses. This focus will also enable us better to take advantage of our core strength: our ability to provide creative, customized, integrated environmental services to clients with large, geographically diverse and complex operations. In line with our strategy to focus on our environmental services business, we launched in 2001 a divestiture program for non-strategic assets pursuant to which we generated proceeds of
               (euro)1.7 billion in 2002. As part of this program in 2002, our subsidiary USFilter sold all of its US distribution and points of sale activities, through which it supplied materials relating to gates, pipes and meters.

          o Pursue a selective policy of acquisitions to expand our service offerings and geographic reach

               We intend to acquire environmental services-related companies when the opportunity to do so on favorable terms arises. The purpose of these acquisitions will be to expand the portfolio of services we can offer clients and to extend our geographic reach. In France, for example, Connex acquired Transports Verney in 2002, which operates in more than 30 departments throughout the country. If we decide to pursue acquisition opportunities that arise, we may decide to sell other activities in order to re-balance our asset portfolio.

Our Services

         We are a world leader in services related to the environment. We have operations in over 100 countries on each of the five continents providing water to over 110 million people, treating 47 million tons of waste and satisfying the energy requirements of hundreds of thousands of buildings for our industrial, municipal and individual customers.

         We believe that we offer a more comprehensive array of environmental services than any other company in the world. We have the expertise, for example, to supply water to and recycle wastewater in a customer's facility, collect, treat and recover waste generated in the facility, supply heating and cooling services and optimize industrial processes used in the facility, all in an integrated service package designed to address the customer's unique circumstances.

         Our operations are conducted primarily through four subsidiaries, each of which specializes in a single business segment: Vivendi Water (for water), Dalkia (for energy services), Onyx (for waste management) and Connex (for transportation). We also have a 49% interest in, and shared control over, the holding company that controls FCC, a Spanish group that operates in the construction industry and provides a range of environmental-related services.

         Although our divisions operate independently from one another, they are capable of proposing an integrated service offering. For example, in 2002 BP renewed its trust in our company by awarding us a contract (in partnership with Air Liquide) for the complete management of its thermoelectric heating facility at its Lavera factory, where Connex has provided a complete package of logistical services since 1987 and Vivendi Water operates the facility's water treatment units. We also won a significant number of outsourcing contracts with Arcelor in 2002 that require services from each of our four divisions in France, including a 7-year contract to provide energy production, water treatment and waste management services at its Montataire site and a 15 year outsourcing contract for water services and steam production at its Florange site. In addition, we entered into a worldwide partnership with the Accor group, which allows us to secure our position as the favored supplier of an extensive range of services to the Accor hotels, including heating, air conditioning, selective waste collection and removal, water systems management and maintenance and transportation of guests and personnel. We study experimental applications to better preserve the environment at new sites, including, for example, the desalination of sea water and the use of renewable energy or clean fuels. Finally, our water and waste management divisions cooperate closely in connection with our large industrial clients in the United States in the context of "Operation Synergy." As a result of the close collaboration between our company and one of the leading pharmaceuticals companies in the world, Onyx won a contract in 2002 to provide waste management services at a majority of this company's industrial sites.

         The following table shows the contribution of selected geographic markets to our revenue by division and to our consolidated revenue for 2002, after elimination of all inter-company transactions:

                                                        Energy
((euro)billions)              Water         Waste       Services     Transport      FCC(1)        Total         %
                             ------        --------      ------       --------      ------       --------    ------
Europe                          8.5           4.0          4.5           3.2           2.5         22.7        75%
  of which France               6.2           2.5          3.0           1.3            --         13.0        43%
Americas                        3.7           1.6          n.m           0.1           0.2          5.6        19%
Rest of the World               1.1           0.5          0.1           0.1            --          1.8         6%
  of which:
  Africa-Middle East
                                0.5           0.1          n.m          n.m.            --          0.6         2%
  Asia-Pacific                  0.6           0.4          n.m           0.1            --          1.1         4%
                          ---------     ---------    ---------     ---------     ---------    ---------    -------
Total                          13.3           6.1          4.6           3.4           2.7         30.1       100%
                          =========     =========    =========     =========     =========    =========    =======
 in %                           44%           20%          15%           12%            9%         100%

----------------------------------
n.m. = Not Material.
(1) Figures reflect a 49% share of FCC's revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. Under U.S. GAAP, FCC would be accounted for using the equity method. See Note 27A to our consolidated financial statements.

                                      Water

         Vivendi Water, our main water services subsidiary, is the world's leading provider of water services and one of the leading designers and manufacturers of water treatment facilities, systems and standard equipment for industrial, commercial and municipal customers in the world. With its 77,600 employees around the world (including 100% of the employees of companies that are proportionally consolidated by our company and 50% of the employees in Proactiva's water activities), Vivendi Water is present in approximately 100 countries and serves over 110 million people throughout the world under more than 7,000 operating contracts. Vivendi Water's three principal subsidiaries are Compagnie Generale des Eaux, which is the leading European water and wastewater services company and has operations worldwide, United States Filter Corporation, which is one of North America's leading water services and equipment company, and Vivendi Water Systems, a designer and provider of water treatment systems and standard equipment.

         The following table shows the consolidated revenue and EBIT of our water operations in each of the last three fiscal years, after elimination of all inter-company transactions:

           ((euro)millions)(1)          2002           2001         2000(2)
                                     --------        --------      --------
           Revenue(3)                 13,294         13,641        12,768
           EBIT(4)                     1,024          1,090          n.a.
           ------------------------

          (1) Includes 100% of the results of the water activities of Proactiva, our joint venture with FCC. Excluding the results of Proactiva, revenue from our core water business would have been
               (euro)11,143 million in 2002, (euro)10,770 million in 2001 and
               (euro)12,541 million in 2000.

          (2) Restated to reflect the changes in our accounting methods and presentation of accounts in 2001. See "Item 5. Operating and Financial Review and Prospects-- Overview-- Presentation of Information in this Section-- Changes In Accounting Methods and Presentation of Accounts."

          (3) Excluding revenue from our non-core water businesses, revenue from our core water businesses amounted to (euro)11,027 million in 2001 and (euro)11,288 million in 2002. Revenue from our non-core water businesses amounted to (euro)2,614 million in 2001 and (euro)2,006 million in 2002. See "Item 5. Operating and Financial Review and Prospects -- Overview -- Presentation of Information in this Section -- Historical and Comparable Information" for a discussion of the scope of our core and non-core businesses. (4) EBIT from our core water businesses amounted to (euro)875 million in 2001 and (euro)900 million in 2002. See "Item 5. Operating and Financial Review and Prospects -- Overview -- Presentation of Information in this Section -- Historical and Comparable Information" for a discussion of the scope of our core and non-core businesses.

         Vivendi Water manages a large number of municipal water and wastewater services around the world, including, in France, Paris (right bank) and its suburbs, Lyon and Marseilles, and in the rest of the world, Berlin (Germany), London's north suburbs (U.K.), Budapest (Hungary), Prague (Czech Republic), Bucharest (Romania), Adelaide (Australia), Indianapolis (U.S.), Pudong (a district of Shanghai) and Tianjin (China) and Libreville (Gabon). Vivendi Water also has a number of important industrial clients, including General Motors, Conoco, Hyundai, Danone, British Petroleum (BP), Renault and Arcelor. About two-thirds of Vivendi Water's individual customers are in North America, with the remainder located mainly in Europe.

         Strategy

         Our water division's strategy for its outsourced management activities is to promote selective growth by leveraging our current position and obtaining new key contracts. In the medium-term, Vivendi Water expects to refocus on developed countries with well-controlled risk exposures. Despite increasing competition in France, Vivendi Water intends to rely on the experience and commercial dynamism of our teams to continue providing high level services with the goal both to renew contracts nearing expiration and win new contracts for public water and wastewater treatment services, as well as develop further the services it offers to industrial and municipal customers. In continental Europe, Vivendi Water seeks to consolidate its leadership by capitalizing on key contracts won in the past three years, particularly in Berlin, Bucharest, Budapest and Prague and by focusing on both municipal clients and industrial and commercial companies. In the United States, after the implementation of the plan to shift its strategic focus after the acquisition of USFilter, Vivendi Water offers water services to industrial and public entities, targeting unregulated activities where it is the uncontested leader with operations that are four times larger than that of its nearest competitor. In Asia, Vivendi Water expects to target opportunities in countries with strong growth potential, such as China, South Korea and Japan, which it considers as crucial to the development of its activities in the region.

         In designing and building water treatment equipment and systems, Vivendi Water seeks opportunities in newly opened markets as well as in the operation of water services. Vivendi Water's strategy is to research and develop synergies between equipment services and sales and design, construction and outsourcing services. In the United States, where the current economic climate is difficult, USFilter's Equipment & Systems division capitalizes on its commercial resourcefulness and the performance of its technologies to maintain its leading market positions. Our main water systems subsidiary, Vivendi Water Systems, is close to completing the integration and restructuring of USFilter International's subsidiaries and is pursuing a plan of selectivity to increase its profitability. Vivendi Water Systems is positioning itself to offer design and construction services and create both standardized and customized package systems that meet the specific needs of certain industrial sectors or allows it to offer municipal and industrial clients temporary or more long-term solutions to their water quality problems.

         Vivendi Water also provides services to individuals through Proxiserve (a joint venture with Dalkia), Culligan and, more recently, Generale des Eaux Services, a subsidiary of Compagnie Generale des Eaux, which offers services and products in France that are not tied to public water services, such as assistance and repair services and solutions for individual environments. Vivendi Water also continues to develop a complete range of high value-added services to individuals and commercial enterprises.

         Description of Activities

         Municipal and Industrial Outsourcing

         The main focus of our water business is on water and wastewater management services for public authorities and industrial and commercial customers. Vivendi Water provides integrated services that cover the entire water cycle, from collection from natural sources and treatment to storage and distribution to collection and treatment of waste water. Vivendi Water's activities include the design, construction, management and operation of large-scale, customized potable water plants, wastewater treatment and recycling plants, potable water distribution networks and wastewater collection networks. It also provides water treatment services to end users.

         Municipal Outsourcing

         Vivendi Water and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for 150 years under long-term contracts adapted to local environments. Vivendi Water uses its experience, technology and know-how to capitalize on the worldwide trend towards privatization of municipal water and wastewater services.

         In France, Vivendi Water operates in over 8,000 municipalities in France under the trade name "Generale des Eaux," where it distributes water to approximately 26 million people and treats wastewater generated by approximately 17 million people. The market has become increasingly competitive as a growing number of contracts are expiring, as new local and international competitors enter the market and as certain municipalities decide to manage water services internally. In 2002, Compagnie Generale des Eaux proved its competitive edge by winning 43 new contracts, two thirds of which are for water treatment services. Of its 256 contracts nearing expiration, Vivendi Water successfully renewed 217 of the 236 contracts that were re-offered through public tenders. The 39 contracts that were not renewed represented only 0.25% of revenue from our water activities in France, which increased by 3% in 2002. The performance of our water division also benefited from a notable increase in the public services provided by Compagnie Generale des Eaux, including the maintenance of water treatment networks, technical network assistance and research on leakages.

         In Europe, Vivendi Water, already present in Great Britain, Germany and Eastern Europe for a number of years, reinforced its leading market position in providing services to municipalities by winning a number of significant contracts. In the Netherlands, Vivendi Water was declared the winning bidder for a contract in September 2002 to design, construct and operate wastewater treatment plants in the city and region of The Hague for a 30-year period (estimated total revenue of (euro)1.5 billion). This contract and related agreements are expected to be finalized over the course of 2003. In October 2002, it extended from 13 to 28 years a contract won in 2001 for the city of Prague (1.2 million inhabitants) to treat and distribute potable water and collect and treat wastewater. Vivendi Water also increased its stake in PVK (Compagnie des Eaux de Prague) from 66% to 100%.

         In Asia, which we consider a focus of strategic expansion, Vivendi Water has operations in Malaysia, South Korea, Thailand and, in particular, China. In May 2002, Vivendi Water won an international public bid to manage water services in Pudong, the business district of Shanghai, for a period of 50 years (estimated total revenue of (euro)10 billion, of which (euro)5 billion is attributable to Vivendi Water based on its interest in the operator). Pudong is one of the main commercial and financial centers in Asia and currently has nearly 1.9 million inhabitants. In November and December 2002, Vivendi Water won two outsourcing contracts for water management in the cities of Baoji and Zhuhai in China. The 23-year Baoji contract involves the rehabilitation, extension and operation of two potable water treatment facilities that serve 500,000 inhabitants (estimated total revenue of (euro)300 million). Under the Zhuhai contract (1,2 million inhabitants), our first water treatment contract in China, Vivendi Water will operate for 30 years two wastewater treatment facilities, one of which already exists and one which must be built (estimated total revenue of (euro)400 million).

         In the United States, where USFilter sold various non-core businesses to refocus on providing water services and reinforce its leadership in the water equipment and systems market, Vivendi Water is continuing to develop its activities in the unregulated municipal market by winning several significant contracts. In March 2002, USFilter won a 20-year contract to manage the municipal water services of the city of Indianapolis, which is the largest-ever outsourcing contract for municipal water services in the United States, with estimated total revenue of US $1.5 billion. Under this contract, USFilter will operate and maintain the city's potable water services, which serve 1.1 million residents, and will rehabilitate related infrastructure and provide client-relations services. In August 2002, USFilter signed a long-term contract with the city of Atlanta to upgrade and manage a program to treat sludge issued by the city's wastewater facilities (estimated total revenue of US $200 million). In May 2002, USFilter won a 20-year contract to treat wastewater in Richmond, California (estimated total revenue of US $60 million) and in November 2002, USFilter renewed its wastewater management contract with Oklahoma City for five years (estimated total revenue of US $36 million).

         In North Africa, in October 2002 Vivendi Water took over an outsourcing contract to provide water, wastewater treatment and electricity services for 26 years in the Rabat-Sale region of Morocco (2 million inhabitants), with estimated total revenue of (euro)4.6 billion.

         Industrial Outsourcing

         Vivendi Water's outsourcing contracts with industrial and commercial customers generally last three to ten years, but some last as long as 20 years. Vivendi Water's industrial outsourcing activities grew in 2002.

         In France, Vivendi Water won several important contracts. In the paper sector, Smurfit Cellulose du Pin chose Vivendi Water in January 2002 to treat industrial effluents for 12 years at its kraft paper factory in Facture/Biganos, the Gironde region, which is one of the largest paper factories in Europe, and to construct a new biological treatment station (estimated total revenue of (euro)11 million). In the chemicals sector, Vivendi Water signed an agreement with Rhodia in July 2002 to manage and improve a wastewater treatment plant at its Saint-Fons site near Lyon for a 5-year period. This plant also treats wastewater from CIBA's site and another Rhodia site located in Belle Etoile (with estimated total revenue of (euro)6 million). In the steel manufacturing sector, Vivendi Water signed a 15-year contract in March 2002 with Arcelor Packaging to treat effluents at its Florange site in Moselle (estimated total revenue of (euro)27 million). In the food processing sector, Vivendi Water signed a number of contracts with, among others, LU, LDC, Laurent Perrier, Stalaven and Saupiquet.

         In Europe, in December 2002 Vivendi Water expanded the scope of its relationship with Cutisin, one of the most important companies in the Czech Republic, to provide complete water services to its subsidiary in Jilemnica for 10 years, with estimated total revenue of (euro)5 million.

         In Malaysia, Vivendi Water signed in August 2002 an important outsourcing contract with the Petronas oil group to provide water treatment and distribution services at the Kerith petrochemical complex for a 20-year period (estimated total revenue of (euro)200 million).

         In the United States, USFilter signed a 20-year contract with Alon in April 2002 to outsource its water and wastewater treatment services at its Big Spring refinery in Texas (estimated total revenue of almost US $66 million).

         Water Treatment Design, Construction, Equipment and Systems

         Through United States Filter Corporation and Vivendi Water Systems, Vivendi Water is one of the world's leading designers and manufacturers of water and wastewater treatment equipment and systems for public authorities and private companies. Vivendi Water treats ground water, surface water and wastewater using a wide range of separation processes and technologies and it engineers customized systems to reduce or eliminate water impurities. Vivendi Water's recycle/re-use systems provide customers with the ability to circulate treated water back into plant processes, thereby reducing water usage, operating costs and environmental damage.

         Vivendi Water also designs, engineers, manufactures, installs, operates and manages standardized and semi-standardized water equipment and systems designed to treat water for particular public service and commercial and industrial uses. Vivendi Water builds and operates a large number of installations, which gives it a competitive advantage in terms of cost, performance and reliability, especially for services to commercial and industrial firms. For example, many manufacturing processes-particularly those used in the food and beverage, pharmaceutical, microelectronics, paper, chemical processing and oil/petrochemical industries-require treated water to improve product quality and reduce equipment degradation. Vivendi Water uses a broad range of physical, biological and chemical treatment technologies that can be combined and configured to treat water to a customer's individual specifications.

         Through SADE, Vivendi Water also designs, builds, renovates and rehabilitates urban and industrial potable water and wastewater treatment networks and conducts related work in France and around the world. SADE intervenes at each stage of the water cycle, from its collection to its release, and its public and industrial customers benefit from SADE's expertise in this domain.

         Revenue from Vivendi Water's systems and equipment business declined in 2002 as a result of the global economic environment, an increasingly selective policy on investments and the divestment of non-core businesses, despite the fact that it won several important contracts during this period.

         Municipalities

         In France, Vivendi Water Systems signed a major contract in October 2002 to modernize the wastewater treatment plant in Acheres Seine Aval in the Yvelines region, which treats a large portion of the wastewater in the Paris area (estimated total revenue of (euro)390 million).

         Outside France, Vivendi Water Systems will design and build the installations related to the outsourcing contracts won in The Hague (Netherlands), Baoji and Zhuhai (China) and Ashkelon (Israel). In Ashkelon, in particular, the initial capacity of the factory already under construction will be doubled. In addition, Vivendi Water Systems won a number of other important contracts in 2002, including, for example, a contract to construct a water station in Machala, Ecuador, with estimated total revenue of (euro)16.2 million.

         Despite a challenging economic environment in the United States, USFilter was awarded a significant number of equipment contracts by municipalities, including, for example, a contract with Orange County, California, to install the largest micro filtration station in the world, which will treat the county's wastewater for purposes of re-injecting it into the aquifer and prevent the infiltration of seawater (estimated revenue of US $25 million).

         SADE also won a significant number of contracts to construct and renovate water networks for municipalities in France and elsewhere.

         Industrial and Commercial Customers

         In France, Vivendi Water Systems will design and construct installations under several industrial outsourcing contracts won by Vivendi Water, including the agreement with Smurfit and LDC to build biological treatment stations. SADE also signed several contracts to reinforce water treatment networks and protect industrial sites from fire.

         In addition, Vivendi Water Systems won a number of contracts with industrial and commercial companies around the world. Among the most significant agreements, Celluloso Aranco y Constitucion SA selected Aquaflow-Vivendi Water Systems to design and implement solutions to manage the water cycle at the future factory in the Cruse Rivers Valley, Chile (estimated revenue of (euro)4 million), and TyskieE, an important Polish brewery that belongs to the South African Breweries group, chose Vivendi Water Systems to construct its treatment station (estimated revenue of (euro)5.8 million).

         Despite difficult economic conditions in North America, USFilter won a number of treatment equipment and systems contracts, including a contract to build and install a demineralization system at the Genespee Power Station in Canada and, in May 2002, a contract to build and install a salt crystallization system for Saltville Gas Storage Co. in Virginia.

         Services to Individuals

         Through USFilter, Vivendi Water supplies bottled drinking water to North American and European consumers under the "Culligan" brand, as well as a variety of water treatment products, including, for example, water softeners and filtration systems. Vivendi Water's distribution network for Culligan products and services consists of more than 1,200 suppliers, of which 75% are located in North America and the rest principally in Europe. Vivendi Water also markets water filtration systems under the brand name "Everpure" through 50,000 suppliers throughout the world, which are used by 1.5 million food service companies and restaurateurs. Culligan constantly develops new channels to market its products through department and retail stores and its bottled drinking water through supermarkets. In 2002, revenue from these products recorded strong growth due to an increase in sales of bottled drinking water in North America and elsewhere.

         In France, Vivendi Water offers a complete array of services to individuals through Proxiservice, a joint venture between Vivendi Water and Dalkia, which offers household technical services (including the distribution of utilities, maintenance of plumbing and heating and air conditioning systems and other maintenance services) and through Generale des Eaux Services, which provides services and products that are not related to municipal water services to individuals and commercial enterprises (including assistance and repair services and solutions for individual environments).

         Acquisitions and Divestitures in 2002

         In 2002, Vivendi Water continued to implement the policy adopted in 2000 to refocus its operations on its core water businesses. Vivendi Water's divestments worldwide represented (euro)1.5 billion in 2002.

         In the United States, Vivendi Water sold the rest of USFilter's Filtration & Separation business (which specializes in filtration and separation technologies with non-water-based industrial applications), all of USFilter's distribution and points of sale activities (supplying gates, pipes and meters) in the United States and a peripheral subsidiary of Culligan, Plymouth Products. Vivendi Water also sold its 17% interest in Philadelphia Suburban Corporation, a company that operates in the regulated water sector.

         In Europe, Vivendi Water sold its minority stakes in two British water distribution companies (a 24.1% interest in Bristol Water Holding and a 31.7% interest in South Staffordshire) and in SVZ, a peripheral incineration subsidiary of BWB, the water services operator in Berlin, for an aggregate amount of (euro)168 million. In France, Vivendi Water sold a significant part of its interest in Bonna Sabla, a cement products manufacturer that operates primarily in the public works sector, for (euro)87 million. Vivendi Water still holds a 19.85% interest in Bonna Sabla.

                                Waste Management

         Onyx, our main waste management subsidiary, is the second largest waste management company in the world and one of the global leaders in hazardous industrial waste management. With its 73,300 employees around the world (including 100% of the employees of companies that are proportionally consolidated by our company and 50% of the employees in Proactiva's waste management activities), Onyx operates in all segments of the solid, liquid and hazardous waste management business, serving municipalities and industrial clients on each continent. Providing services along the entire waste management chain, Onyx collects, transfers and treats waste in centers devoted to sorting, composting, energy production or storing, before recovering the waste by producing recycled materials, energy, heat and compost.

         Present in 49 countries in all continents, Onyx has expanded the range of its services in the past several years, adapting its offerings to the specific needs of the market and focusing in particular on the outsourcing of environmental management services. Onyx is very active in "traditional" waste management activities (collection, treatment and recovery) as well as in "related" services such as urban, commercial and industrial cleaning and recovery and treatment of land in abandoned industrial sites.

         The following table shows the consolidated revenue and EBIT of our waste management operations in each of the last three fiscal years, after elimination of all inter-company transactions:

               ((euro)millions)(1)         2002          2001          2000(2)
                                         --------      --------       --------
               Revenue                    6,139         5,914          5,260
               EBIT                         385           391           n.a.
               -----------------------

               (1) Includes 100% of the results of the waste management activities of Proactiva, our joint venture with FCC. Excluding the results of Proactiva, our revenue would have been (euro)5,966 million in 2002, (euro)5,686 million in 2001 and (euro)5,047 million in 2000.

               (2) Restated to reflect the changes in our accounting methods and presentation of accounts in 2001. See "Item 5. Operating and Financial Review and Prospects-- Overview-- Presentation of Information in this Section-- Changes In Accounting Methods and Presentation of Accounts."

         Onyx provides waste management services to 272,000 industrial and commercial clients and, through its municipal contracts, serves almost 76 million people.

         Onyx's specialization in waste management allows it to apply its outstanding technological capability to the outsourced management of public services for local communities and to offer customized solutions to large and small and mid-sized industrial and commercial clients' environmental challenges. Onyx offers a comprehensive range of services to its industrial customers, which can outsource all of their waste management needs to a single provider and concentrate on their core businesses and realize economies of scale. Onyx also customizes its service offerings to industrial and commercial customers according to their sectors of activities, including chemicals, food processing, automobile, electronic, pharmaceutical, metallurgical, paper, oil, health, distribution and retail sectors.

         Because it has operations around the world and offers services that are adapted to local conditions and regulations, Onyx has become a major global player in the treatment of hazardous waste. In addition, Onyx offers a number of recycling services, including cardboard and glass, and is developing all of the other main recycling services, including textiles, scrap iron, metals, plastics, electric and electronics equipment, recoverable wood and construction site waste, oil waste products, cinders, tires and solvents.

         The duration of Onyx's waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually last from three to five years. The length of treatment contracts ranges from one year for operations in landfills that Onyx owns to up to 30 years for contracts involving the construction, financing and operation of new waste treatment facilities. Collection contracts with industrial and commercial customers typically last one to three years, while treatment contracts with these customers last an average of five years.

         Strategy

         Onyx's main goals are to:

               o    develop its waste treatment capabilities,

               o strengthen its offering to industrial clients by capitalizing on its expertise throughout the complete waste management chain and its ability to generate synergies with our other operating divisions,

               o    consolidate its international network,

               o increase the profitability of its activities by integrating the evolution of the cost structure of its activities, and

               o widen its technological lead in waste treatment and recovery.

         Description of Activities

         Our core waste management activities are the collection, treatment and recovery of household, commercial and industrial waste. We divide these activities into two main categories: waste collection and related services and waste treatment and recovery.

         Waste Collection and Related Services

         Collection and Transfer

         Onyx collected approximately 35 million tons of waste from individuals, municipalities and industrial and commercial sites in 2002, compared to 31.5 million tons in 2001. Onyx provided waste collection services to more than 63 million people around the world in 2002.

         Onyx also collects hazardous waste for its industrial and commercial customers. Onyx collected approximately 1.7 million tons of hazardous waste in 2002. Onyx also offers its industrial and commercial clients a range of services related to the collection of hazardous waste, such as preliminary studies of future waste collection needs and waste tracking after collection.

         Onyx transports collected waste to transfer and sorting stations, where it is separated by type and then sorted before being sent to an adapted treatment center. Hazardous waste is usually transported to specialized physico-chemical treatment centers, recycling units, special industrial waste incineration units or storage centers designed to receive hazardous waste.

         Urban Cleaning and Maintenance of Public Spaces

         Onyx provides urban cleaning services in a large number of cities throughout the world, including London (U.K.), Paris (France), Alexandria (Egypt), Rabat (Morocco), Singapore and Chennai (China). Onyx's services include mechanized street cleaning, treatment of building facades to eliminate graffiti and other markings and treatment and deep-cleaning of surfaces to remove paint, solvents, oil, chewing gum and other items. Onyx has developed a range of sophisticated mechanized cleaning equipment to ensure the quality and efficiency of our services.

         Liquid Waste Management and Draining and Maintenance of Potable Water Networks

         Through its subsidiary SARP, Onyx provides liquid waste management services that consist primarily of pumping and transporting liquids related to sewer networks and oil residues to treatment centers. Onyx also provides pumping and transportation services to industrial and commercial companies on short notice following accidents and other incidents involving liquid waste. Onyx has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services. SARP also collects untreated oil residues, which present a hazard to the environment if released into water systems, and delivers them to SARP Industries, an Onyx subsidiary that specializes in hazardous waste management, for treatment and recovery, which evidences the complementarity of Onyx's different activities.

         Commercial and Industrial Cleaning

         Onyx provides cleaning services to its industrial and commercial clients' installations, including cleaning of offices and sites and maintenance of production lines. In the commercial sector, we provide these services mainly in train stations, subway networks, airports, museums and commercial centers, where cleanliness is associated with quality and security. In the industrial sector, we provide these services principally in food processing plants and heavy and high-tech industrial sites, where we offer specialized high or extremely high pressure cleaning services, cryogenics and reservoir cleaning in refineries and other petrochemical sites. We have recently received an ISO 9001 certification in recognition of the quality of our cleaning services at food-processing plants, which operate under strict hygiene regulatory requirements. Onyx has developed advanced technological cleaning systems, including specialized robots, that enhance the quality of the cleaning services offered, reduce the time required to complete cleaning operations and increase the safety of employees. Onyx offers its commercial and industrial cleaning services in most industrialized countries, including Germany, Australia, Canada, the United States, France and Scandinavia. We have also developed emergency services to treat the potential contamination of a site due to incidents or accidents that occur at the facilities of our industrial customers.

         Waste Treatment and Recovery

         In 2002, Onyx treated 54 million tons of waste, compared with 47 million metric tons in 2001, at its sorting centers, composting units, hazardous waste treatment units, incineration units and storage centers.

         Sorting and Recycling

         Our recycling activities generally involve the selective or separate collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mingle with other recyclable materials. Our customers are increasingly separating different types of recyclable waste into separate containers, which requires selective collection services. Onyx received approximately 7 million tons of solid waste at its 220 sorting, recycling and transfer units in 2002 (compared to 184 units in 2001), of which 4.6 million tons were recycled, including 2 million tons of paper. Onyx also provides disassembly and recycling services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps. Onyx works in partnership with upstream industrial customers and with its CREED research center in order to develop new recycling activities.

         We sell recycled material to intermediaries or directly to industrial and commercial clients. Onyx is one of the European leaders in recycling waste paper and cardboard and has substantial waste paper recycling operations in the United States. Sorting and recycling are also becoming larger components of the environmental management services we provide to industrial and commercial companies. We design and develop recycling systems that enable our industrial and commercial customers to optimize their production chains by reusing certain waste by-products generated in the manufacturing process, such as our glass recycling system that enables electronic consumer products companies to reuse glass waste in their tube production cycles after treatment at one of Onyx's recycling centers.

         Composting

         Onyx and Vivendi Water work together to recover sludge from wastewater treatment plants, which shows the synergies within our group. The quality of the sludge product depends on the quality of the wastewater treatment procedure, which conditions the composting process used. In 2002, Onyx recovered almost 2 million tons of urban and food processing sub-products and sludge produced by Vivendi Water's wastewater treatment plants at its 99 composting units, compared to 80 composting units in 2001. Somergie, a subsidiary jointly owned by Onyx and the city of Metz, was awarded the European Ecolabel for its urban compost in 2002. In addition, Onyx launched in 2002 the "Biodiv" service for industrial companies that generate vegetable waste, which includes specialized container storage, frequent collection and on-site composting services, as well as the tracking of waste throughout the cycle from collection to recovery. We offer these services mainly to manufacturers, food processing companies and national interest and distribution markets (including fruits, vegetables, flowers and bread ).

         Treatment and Recovery of Hazardous Waste

         Through its specialized subsidiary SARP Industries, Onyx is one of the world leaders in treating, recycling and recovering hazardous waste, with a particularly strong presence in France, Hungary, Israel, Portugal, South America and, through Onyx Environment Service, in the United States. Onyx provides advisory services (engineering and customized solutions) and treatment and recovery services adapted to each industrial sector and type of waste, such as solvent and resin regeneration, hydrocarbon waste recovery, recycling of batteries, fluorescent tubes and soiled packaging, and retrieval and recycling of precious or rare metals.

         With 53 units in 18 countries, Onyx treated 3.2 million tons of hazardous waste in 2002, of which 975,000 tons were incinerated at its 21 special industrial waste incineration unites, 1.06 million tons were stored at its 7 Class 1 storage centers, 1 million tons were treated in 36 units by physico-chemical and stabilization processes and the remaining 160,000 tons were recovered at its 32 specialized treatment centers. The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, solvents, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially-designed landfills, and physico-chemical treatment of inorganic liquid waste.

         Waste-to-Energy and Incineration

         Onyx treats approximately 8.4 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 70 waste-to-energy recovery and incineration plants. Energy is generated from the heat created by incinerating waste at these plants. Onyx uses this energy to supply district thermal networks or for sale to electricity providers. Waste-to-energy recovery and incineration is often the recommended waste treatment solution in densely populated areas where landfill space is scarce. Onyx continuously develops innovative waste-to-energy procedures and techniques to broaden the range of waste that may be converted into energy, optimize the production of energy and operate in strict compliance with environmental regulations, including restrictions on smoke and ash treatment processes.

         Waste Storage and Waste-to-Energy Recovery of Biogas Emissions

         Onyx treated approximately 33 million tons of non-hazardous solid waste in 139 storage centers in 2002. Onyx has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants and that permit it to use its storage sites in compliance with the most stringent environmental regulations. Onyx currently has 111 storage centers equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 29 centers have recovery systems to transform biogas emissions into alternative energies.

         Recovery of Polluted Sites and Land

         Onyx has recently commenced leveraging its expertise in waste management to provide treatment and related services for the recovery of land in abandoned industrial sites where unmanaged waste treatment or industrial accidents have resulted in high levels of contamination. Onyx's engineers design, develop and implement treatment and recovery strategies on a case-by-case basis for each industrial site.

         Main Developments in 2002

         As in 2001, Onyx focused in 2002 on consolidating its business in France, Europe, the United States and Asia, while at the same time winning several major contracts in these regions. Through Onyx, we won new contracts with local municipalities that will generate significant revenue and reinforced our industrial client base (272,000 industrial clients) despite difficult economic conditions, particularly in Europe and the United States. Onyx continued to grow in 2002, although at a slower pace than in 2001.

         In France, our activities grew at a satisfying rate despite a restrictive legislative environment that led to costly reorganizations as we implemented the reduced 35-hour work week. One of our priorities in 2003 will be to improve the profitability of Onyx's operations in France. Regarding services to industrial customers, Onyx was selected by Sanofi Synthelabo to provide global waste management services for 3 years at two research and development sites in Toulouse and Labege (estimated total revenue of (euro)245,000) and renewed its partnership with Renault for the cleaning and treatment of waste at 15 of Renault's industrial sites for 4 years (estimated total revenue of approximately (euro)88 million). Onyx also signed a contract with Societe Generale to provide cleaning services for 230,000 square meters of office space at 18 sites in the Paris region and in Nantes (estimated total revenue of (euro)1.8 million). In the retail distribution sector, Onyx renewed its main contracts and increased its client portfolio by (euro)12 million in 2002 with chains such as Auchan, Casino, Monoprix and Conforama. Onyx also obtained several contracts with Exxon Mobil for waste collection and cleaning services. In the chemical sector, Onyx won a contract to provide comprehensive waste management services at Solvay's site in Dombasle (estimated total revenue of (euro)1 million). Onyx also renewed a 3-year industrial cleaning and maintenance contract with Sollac at its Fos-sur-Mer site (estimated annual revenue of (euro)5 million). Through VALTECH, a subsidiary of Onyx that specializes in site recovery, we were awarded the disassembly of the Renault site at Boulogne Billancourt, where we treated 40,000 tons of land and 10,000 tons of concrete.

         Regarding public authorities, Onyx won a 3-year contract to clean tourist locations in Paris, including the Champs-Elysees, the Beaubourg Esplanade and the area around Notre Dame cathedral. Onyx also obtained the renewal of a 3-year contract to collect, transport and treat waste from 41 facilities of the Paris Hospitals in the Ile-de-France region (estimated annual revenue of (euro)3.8 million), which may be extended for an additional 2 years, and of a global waste management contract with the Marne Department to establish a network of 5 transfer stations and a waste-to-energy platform for household waste that will include a composting unit and a waste-to-energy unit outside of Chalons-en-Champagne (estimated total revenue of approximately (euro)250 million). Onyx was chosen by Lens-Lievin and Henin-Carvin communal groups to crush, transport by river and compost 40,000 tons of recyclable waste produced each year by these municipal conglomerations and opened two new waste-to-energy units to treat biogas emissions at the Boves site in Picardie and at the Puy-Long site in Auverge. Onyx renewed contracts to operate the incineration unit at Rungis for 16 years (estimated total revenue of (euro)50 million) and to operate the Montchanin storage center in the Saone-et-Loire region. Onyx commenced operating the waste-to-energy unit at Halluin in Picardie and won a contract to collect waste and provide urban cleaning services in the downtown area of Nimes (approximately 100,000 residents). Onyx also obtained the renewal of contracts to operate the sorting and transfer center at Romainville, to collect household and urban waste in several districts of Paris (estimated annual revenue of approximately (euro)20 million) and to collect household waste in Rennes and Nanterre and provide urban cleaning services in Nantes (270,000 residents). Finally, Onyx also obtained the extension of its contract to operate the sorting center of Grenoble.

         Through Renosol, Onyx also provides transportation cleaning services and won 4 new contracts with air and rail transportation operators, including the cleaning of 110 trains on the TGV Atlantic for 6 years (estimated total revenue of (euro)45 million), the Rennes train station and the new Rennes subway for 6 years (estimated total revenue of approximately (euro)3 million) and Air France's airplanes at the Orly (Paris) airport for 3 years (estimated total revenue of (euro)12 million). Onyx also won a contract to clean the Nice airport facilities for 3 years and renewed for 6 years its contract to clean the TGV Nord, the Thalys and the Eurostar high-speed trains (estimated total revenue of (euro)54 million).

         In Europe, we made major advances in the United Kingdom where Onyx's subsidiary won a number of large contracts. Onyx considerably reinforced its partnerships with the public sector and demonstrated its expertise in establishing and developing integrated solutions by winning several majors contracts. In October 2002, Onyx won a 7-year contract (to be signed in 2003) to collect and recycle household and commercial waste for the city of Portsmouth (estimated total revenue of approximately (euro)38 million), the 7-year renewal of a contract to collect household and commercial waste and provide urban cleaning services in the Westminster area of London (with 200,000 inhabitants and 1 million visitors per day) (estimated total revenue of (euro)350 million) and a 7-year contract beginning in April 2003 to collect household and commercial waste and provide urban cleaning services in the central London area of Camden (estimated total revenue of approximately (euro)190 million). In November 2002, Onyx extended its contract with the County of Hampshire for a 5-year period, including the construction of three additional recycling centers for household waste. Onyx won a 5-year contract with Royal Mint in the south of Wales (one of production sites for euro coins) to treat liquid waste, install containers, collect dry waste and remove hazardous waste and a contract to collect solid waste for Chubb, an insurance company, in Birmingham for 12 years. In Italy, Onyx won the most important European contract to decontaminate soil at the site of the former Agip refinery in Rho near Milan, where we will treat more than 240,000 tons of soil contaminated by hydrocarbons through heat desorption, and commenced operations at its new Technoborgo waste-to-energy unit in Piacenza, south of Milan, with an estimated annual treatment volume of 105,000 tons. In Poland, Onyx renewed for 3 years its contract to provide snow removal services in the city of Kielce.

         In the Middle East, Onyx provides comprehensive waste management services in Alexandria, Egypt (3.5 million residents), since October 2001, including the collection and treatment of 2,500 tons of household waste each day. In addition, Onyx will secure old landfills, develop an existing waste storage center, build a waste transfer station and provide urban cleaning services. This contract also provides for training of local personnel and a campaign to heighten public awareness of urban hygiene issues.

         In Asia, we met our expectations for development in these new markets, where we are present in 11 countries. In Singapore, a city with some of the most stringent environmental standards in the world, Onyx expanded its 2001 waste management collection contract with the community of Tanglin Bukit-Merah to provide urban cleaning services in the city center, including mechanized sweeping of streets and sidewalks, cleaning of commercial zones, purification networks and beaches as well as waste removal from public trash cans, for a period of 5 years (estimated total revenue of (euro)45 million). In China, Onyx won an 8-year contract to design and operate the household waste storage center in Canton (Guangzhou), which will have a total capacity of 20 million cubic meters by the end of 2003 (estimated total revenue of (euro)37 million). This contract is the first of its kind won by a foreign company in China, and this new site will not only meet the most stringent international regulatory standards, but will also illustrate Onyx's know-how in Asia. As a result of the experience acquired over the past few years in China through the development of storage centers, biogas waste-to-energy services and industrial hazardous waste treatment, Onyx has established the strategic platform necessary to continue to grow in Asia. In particular, Onyx has reinforced its position during the past two years by winning new contracts in Hong Kong, mainland China, Taiwan and India.

         In North America, which is the most important market in the world and where Onyx generates nearly a quarter of its revenue, Onyx continues to expand its operations progressively by winning a number of important global waste management contracts, particularly in the automobile industry, where Ford Motors awarded Onyx several important global waste management contracts for its sites in Atlanta, Memphis, Dearborn and Livonia for a 3-year period. In addition, Onyx won a national 5-year contract with Chevron Phillips Chemical to provide industrial cleaning services and contracts to collect and recycle municipal waste in Highland Park (estimated annual revenue of US $2.6 million) and Saint Charles (estimated annual revenue of US $1.4 million), in Illinois. Onyx also won an outsourcing contract to operate a waste-to-energy unit in Savannah, Georgia, for 6 years (estimated total revenue of approximately (euro)42 million) and another waste-to-energy unit in Charleston, South Carolina, for 7 years. Finally, Onyx won contracts to restore the wastewater treatment networks of Toronto, Ottawa and Saint-Thomas (Ontario) in Canada.

         In the rest of the world, Onyx won or commenced operations under a number of contracts in 2002. For example, Onyx provided urban cleaning services for the first full year under its contract with the city of Rabat-Hassan in Morocco for a period of 6 years (estimated annual revenue of (euro)2.6 million). Onyx also won a 7-year waste management contract with the city of Oujda, Morocco, which has 410,000 residents and generates 110,000 tons of waste per year (estimated annual revenue of (euro)2.7 million). In South Africa, a consortium formed by Onyx, Anglo Platinum and Zimelec took over the operation of a waste storage center for the platinum factory in Rustenburg, which is located to the northwest of Johannesburg. In Australia, Onyx signed a 3-year contract with Boral Limited to treat industrial waste at 670 sites around the country (estimated total revenue of (euro)10 million) and acquired Vactech. In New Zealand, Onyx won a contract to manage the municipal waste storage center Poirua for a 5-year period (estimated annual revenue of (euro)400,000), a 3-year contract to provide urban cleaning services in the city of Waitakere, in the Auckland region (estimated annual revenue of (euro)500,000) and a contract with ABI Group to provide the cleaning services of the city of Auckland (estimated annual revenue of (euro)450,000).

         Acquisitions and Divestitures in 2002

         In France, Onyx focused on the reorganization of its activities by region and the rationalization of its operations in 2002. Outside France, Onyx implemented a similar reorganization by geographic zones. Despite these reorganizations, there were no major overall changes in Onyx's scope of consolidation between 2001 and 2002.

         In 2002, Onyx integrated 52 companies into its group, of which 15 companies were located in France, 8 companies in Norway, 9 companies in North America, 8 companies in the rest of Europe (Poland, Spain, Portugal Italy, Hungary, Germany, United Kingdom and Czech Republic), 2 companies in South America, 8 companies in Australia and 2 companies in Asia. At the same time, Onyx ceased consolidating 39 companies of its group in 2002, of which 23 companies were merged and the remaining 16 were sold, dissolved or liquidated. In total, Onyx's group included 602 companies in 2002 (compared to 566 companies in 2001), of which 524 companies were fully consolidated, 31 companies were proportionally consolidated and 47 companies were accounted for by the equity method.

                                 Energy Services

         Dalkia, our main energy services subsidiary, is the leading European provider of "services associated with energy" to companies and municipalities, according to a study by Credit Suisse First Boston. Dalkia provides energy and environmental optimization solutions, including services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment and integrated facilities management. The broad range of services offered by Dalkia allows its clients to optimize the energy chain from production to systems operation or equipment maintenance. Dalkia also offers public electricity services through its subsidiary Citelum and services to individuals through Proxiserve, a subsidiary jointly owned by Dalkia and Vivendi Water. Present in 32 countries, Dalkia offers a very extensive geographical coverage in Europe and the strength of its international network allows it to accompany its customers around the world and offer them services of the same quality through local teams. Dalkia has almost 40,100 employees around the world (including 100% of the employees of companies that are proportionally consolidated by our company).

         Dalkia is partly owned by EDF, which holds 34% of its share capital and with whom Dalkia is developing joint international offerings for international customers and eligible clients in France (i.e., those consuming more than 7 gigawatts of electricity per year). Under an agreement entered into in December 2000, we have agreed that EDF's stake in Dalkia will eventually rise to 50% at a price based on Dalkia's market value as the market deregulation process continues and the current limitations on EDF's ability to provide energy services are further removed. Dalkia's French operations are conducted through Dalkia France, a wholly-owned subsidiary of Dalkia. Outside France, Dalkia conducts its activities through Dalkia International, for which it holds a 76% interest and EDF holds the remaining 24%.

         The following table shows the consolidated revenue and EBIT of our energy services operations in each of the last three fiscal years, after elimination of all inter-company transactions:

               ((euro)millions)        2002              2001            2000(1)
                                     --------          --------         --------
               Revenue                4,571             4,017            2,988
               EBIT                     244               221             n.a.
               --------------------


               (1) Restated to reflect the changes in our accounting methods and presentation of accounts in 2001. See "Item 5. Operating and Financial Review and Prospects-- Overview-- Presentation of Information in this Section-- Changes In Accounting Methods and Presentation of Accounts."

         Dalkia provides energy management services to public and private clients with whom it has formed long-term partnerships. Its core activity focuses on optimal energy management. To respond to clients' needs for increasingly complete and integrated services, Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads.

         Dalkia's contracts to operate urban heating systems are typically long-term, lasting up to 25 or 30 years, while its contracts to operate thermal and multi-technical installations for public or private clients may last up to 16 years. Contracts to provide industrial utilities services generally have shorter terms, while contracts in the facilities management sector generally last 3 to 5 years.

         Dalkia offers innovative multi-energy and management solutions to ensure cost effectiveness, reliability and environmental protection. When practicable, Dalkia uses renewable energy and alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, "process" heat (heat produced by industrial processes) and thermal energy produced by co-generation projects.

         Dalkia is one of the French leaders in co-generation and on-site energy generation. Co-generation involves the simultaneous production of heat and electricity, which optimizes the efficiency and profitability of Dalkia's customers' installations. French law requires the operators of the electricity distribution network to purchase at specified rates energy produced by co-generation installations with a capacity not exceeding 12 MW of electricity. Dalkia's total electric power production capacity (including co-generation facilities, peaking plants and stand-by generating units) is 3,900 MW in Europe.

         Strategy

         Dalkia's strategic priorities are to:

          o adapt its service offerings in light of the deregulation of European energy markets by developing integrated services in the areas of gas and electricity consumption,

          o develop its heating systems management activities, particularly in Central and Eastern Europe, without excluding possible opportunities in Asia, particularly in China, Japan and South Korea,

          o develop its service offerings to industrial clients, including utilities management and process maintenance, in coordination with our company's other divisions in respect of all of its customers and with EDF in respect of eligible customers in France and elsewhere, and

          o develop and broaden its facilities management service offerings to industrial and commercial customers.

         Description of Activities

         In 2002, we began work under several contracts concluded in 2001, particularly those won in the Baltic states, and signed a number of new contracts.

         In the European market, Dalkia's activities benefit from three strong trends: the increase in environmental concerns, the opening of energy markets as Dalkia's clients consider possible opportunities in the field, and a growing willingness by industrial clients to outsource activities unrelated to their business.

         Heating and Cooling Networks

         Dalkia is one of Europe's leading operators of large "district" heating and cooling networks. Dalkia currently manages 300 district heating networks in the world, particularly in France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states. In district systems, thermal energy is generally distributed through pipes to users in dispersed locations. Dalkia does not ordinarily own the networks it operates. Rather, in most cases, public authorities own the networks and delegate to Dalkia the responsibility of building, managing, maintaining and repairing them. The networks operated by Dalkia provide heating and cooling to a wide variety of public and private facilities, including schools, hospitals, office buildings and residences.

         In France in 2002, Dalkia renewed its concession contract to operate the heating system for the ZUP in Mons-en-Barouel (North) for 25 years (estimated annual revenue of (euro)5.1 million), where it will install a co-generation unit with a generation capacity of 7 thermal MW related to this network. Dalkia also signed a 20-year contract with the city of Falaise in the Calvados region to create and operate a wood-based heating system with a generation capacity of 5MW (estimated annual revenue of (euro)411,000).

         In Europe in 2002, Dalkia won a contract with Ostrava in the Czech Republic to take over ZTO, the city's heat distribution company with revenue of
(euro)43 million in 2001, for approximately (euro)19.1 million. With 315 steam boilers, 160 kilometers of network and 233 substations, ZTO distributes heat to 84,000 residences and 900,000 cubic meters of commercial buildings. Following the acquisition of two co-generation centers in Usti Nad Labem in October 2001, Dalkia is the largest independent producer of heat and the second largest independent producer of electricity in the Czech Republic, according to Bohemia Invicta, a Czech industry association. In addition, following the award to Dalkia of a contract to operate starting in April 2002 the heating system in Vilnius, Lithuania, Dalkia is one of the largest private operators of district heating networks in Central and Eastern Europe and the Baltic states. In Poland, Dalkia acquired 61% of PEC Poznan, the operator of the district heating system of the city of Poznan, which makes it one of the leaders in the Polish market.

         Energy Management

         Energy management consists of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as the improvement of the operation of existing systems to optimize their efficiency. Dalkia provides integrated energy services, which generally include system construction and improvement, energy supply, system management and maintenance, to public and industrial and commercial customers. Through this activity, which represents Dalkia's core business, Dalkia provides customers a large range of technical services and manages 70,000 systems generating 75,000 MW of thermal heat throughout the world.

         In France in 2002, Dalkia renewed its contract with the Paris building and construction authority (OPAC) to provide energy management services in its buildings for five years, which now also includes prevention measures relating to the risk of development of the legionella bacteria (estimated annual revenue of (euro)2.9 million). In addition, the Centre Hospitalier Caborit in Poitier selected Dalkia to manage its energy systems for 8 years (estimated annual revenue of (euro)355,000), and Dalkia inaugurated in September 2002 the new boiler room at the Villiers Saint Denis Hospital in Aisne, which is Dalkia's oldest client and which awarded Dalkia its first energy management contract in 1937.

         In Europe, Dalkia won a 10-year contract to provide energy management services to public buildings in Csenger in northeast Hungary and to take control over 30 dependent sites in the Vas Meyge department of Hungary, including the department hospital (estimated annual revenue of (euro)2 million). In Italy, Dalkia won contracts to provide energy management services to the hospitals of Parma, Naples, Friuli, Garda, Triestina, Navora, Vercelli and Genoa.

         In Asia, Dalkia won a 3-year contract to provide energy management services to the city of Seoul, South Korea.

         Industrial Utilities

         Dalkia has become a leading provider of industrial utilities services in France and the United Kingdom, and has developed expertise in the analysis of industrial processes, productivity enhancement and the operation, maintenance and servicing of equipment. Industrial utilities services generated 29% of Dalkia's revenue in 2002.

         In France in 2002, Dalkia won a 7-year contract to produce steam for the Vico factory situated in Vicq-sur-Aisne, representing estimated annual revenue of (euro)2.5 million. The Papeterie Lucart in la Riviere de Corps (Aube) awarded Dalkia a 5-year multi-services management contract for a new paper factory, representing estimated annual revenue of (euro)1 million. In 2002, Dalkia also won a contract to manage industrial utilities as an extension of a contract to manage the co-generation of BP in Lavera for 12 years (estimated annual revenue of (euro)4.4 million) and a multi-services maintenance contract with Naphtachimie, a subsidiary owned jointly by BP and Atofina, for 3 years (estimated annual revenue of (euro)2.2 million). Finally, Dalkia won two 7-year industrial contracts in Bousbecque (North), the first with the paper-maker Ahlstrom and the second with Dalle Hygiene Production, a subsidiary of the Italian group Kartogroup. For these two contracts, Dalkia has agreed to provide 270,000 tons of steam each year through the creation of two boiler rooms.

         In Europe, Dalkia was chosen in March 2002 to operate the energy installations of Tonak, the leading global hat manufacturer, in Novy Jicin (Czech Republic) for 27 years (estimated annual revenue of (euro)1.5 million). Dalkia signed a 15-year contract with the food processor Setuza in Olomouc (Czech Republic) to take over the management of the site's energy requirements (estimated total revenue of (euro)26.5 million). In Italy, Dalkia won a contract with Manulifilm, one of the main European producers of film products used in packaging, plasticizing, rubber band manufacturing and the tobacco industry, to supply electricity, heating and cooling services for 10 years (estimated annual revenue of (euro)7 million).

         Facilities Management

         In order to meet growing demand for outsourced services, Dalkia has recently added general services management and technical services, or facilities management, to its portfolio of services. Facilities management contracts integrate a range of support services, from electrical and mechanical equipment maintenance to logistics, into one global service. As a result, the client can meet its need for different services through one company. Dalkia provides facilities management services for its customers at industrial, commercial, corporate office or health establishment sites in Europe, Latin America and Asia.

         In France in 2002, Dalkia renewed its contract with the Hotel du Departement du Nord for 5 years (estimated annual revenue of (euro)1.1 million) and won contracts to provide facilities management services to the Bordeaux Polyclinique for 3 years (estimated annual revenue of (euro)0.8 million) and to the 220 agencies of Credit Mutuel du Nord's Northern European network (including electricity management) for 3 years (estimated annual revenue of (euro)4.3 million).

         In Europe, Dalkia won a 5-year contract in Great Britain through its subsidiary Pakersell to provide lighting services at 183 train stations covered by the Connex South Eastern license, representing estimated annual revenue of
(euro)7 million. In Belgium, Dalkia won a contract to provide services for 5 years to all of the European Commission's buildings, which represents 68 buildings totaling 1.5 million cubic meters and will require the deployment of 200 employees (estimated annual revenue of (euro)11.5 million). In the Middle East, the joint venture created in 2002 with the group Majid Al Futtaim in the United Arab Emirates won a 10-year facilities management contract for three commercial centers (estimated annual revenue of (euro)4 million). In Norway, Dalkia and a Norwegian real estate company created a joint venture called Opak (in which Dalkia holds 60%) to develop facilities management services to corporate offices and hospitals in the Oslo region.

         Street Lighting Services

         In France, Citelum won contracts to manage street lighting in several cities, including Limours, Marignane, Willems, Brebieres and Varas-Plage. Citelum entered into an engineering contract with the community of Reims to provide street lighting diagnostic services and to renovate the city's street lighting network and information systems management, and was selected to provide lighting services to prestigious French buildings around the country, such as the Saint Sernin Basilica in Toulouse and the main facade of the Notre Dame cathedral in Paris.

         Outside France, Citelum won a 5-year street lighting management contract for the city of Fortaleza, Brazil, which includes the operation and maintenance of the network and the renovation, extension and modernization of the network (estimated total revenue of (euro)35 million). In Southeast Asia, Citelum won prestigious lighting contracts, including an agreement to provide light for the twin towers of Petronas in Kuala Lumpur, the highest inhabited towers in the world at 452 meters (estimated total revenue of (euro)117,000).

         Services to Individuals

         Dalkia also provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Vivendi Water, including maintenance of heating, air conditioning and plumbing systems.

         Other Significant Developments in 2002

         Dalkia was also selected to participate in the first auction by the British government of permits for greenhouse gas emissions. In order to motivate companies, the government offered a budget of (euro)350 million over 5 years. Dalkia was the only energy services company among the 34 participants selected and committed to reduce carbon dioxide emissions in the United Kingdom by a total of 100,000 tons by 2006, which represents a 37% reduction compared to the reference level. To reach its goal, Dalkia will work together with 4 hospitals and 134 commercial buildings for which it operates energy installations and with which it will share the fees awarded for each ton of carbon dioxide saved.

         Acquisitions and Divestitures in 2002

         Pursuant to the requirements imposed by the French Ministry of Economy and Finance in connection with our agreement with EDF described above, Dalkia Investment sold its 50% interests in Perigord-Energie and Cogevitry, each of which specialize in high-power co-generation operations, in October 2002.

         Dalkia France acquired the remaining 50% that it did not own of Somussy. Dalkia acquired DBU, a Dutch company that provides technical services and mechanical and electro-technical installations to industrial clients, which ranks Dalkia among the leading technical services and industrial services management companies in the Dutch market with 600 employees (estimated annual revenue of (euro)50 million). In Sweden, Dalkia acquired 5 companies specialized in industrial maintenance services from Maintech, a subsidiary of PEAB, the Swedish public works group, for approximately (euro)4.9 million (estimated aggregate annual revenue of (euro)40 million).

         In October 2002, the merger of Dalkia and SIRAM into SIRAM Groupe Dalkia was completed, ending the consolidation process between Dalkia and SIRAM. SIRAM is the second largest heating systems management company in Italy, and possesses unrivaled expertise in managing complex contracts for government and commercial clients, particularly in the health-related fields. During its first year in operation, the newly created company had 2,300 employees and represented 8% of Dalkia's international activities.

                                 Transportation

         Connex, our main transportation subsidiary, is the leading European private operator of ground passenger transportation services in terms of revenue. Connex operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. Connex has been managing and operating all forms of urban, regional and national road and rail networks for more than a century, having won its first tramway concessions at the end of the 19th century.

         In 2002, Connex operated 236 rail and road networks and 21,000 vehicles for road or rail travel with 55,200 employees around the world (including 100% of the employees of companies that are proportionally consolidated by our company). Present in 22 countries, Connex estimates that it provided transportation to more than 1.5 billion travelers in 2002.

         The following table shows the consolidated revenue and EBIT of our transportation operations in each of the last three fiscal years, after elimination of all inter-company transactions:

           ((euro)millions)          2002              2001            2000(1)
                                   --------          --------         --------
           Revenue                  3,422             3,099            3,131
           EBIT                       116               112             n.a.
           --------------------

          (1) Restated to reflect the changes in our accounting methods and presentation of accounts in 2001. See "Item 5. Operating and Financial Review and Prospects-- Overview-- Presentation of Information in this Section-- Changes In Accounting Methods and Presentation of Accounts."

         Connex primarily operates road and rail passenger transportation networks under contracts won through auction with various public authorities. The public authority with which Connex contracts generally owns the infrastructure Connex uses and typically establishes schedules, routes and fare structures for the networks that Connex operates and manages. Connex conducts its business through outsourced management under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. The contract between the public authority and Connex outlines the relations between the two parties, including the risks to be borne by each, and typically lasts for a set period. Because the fares Connex charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Connex a guaranteed minimum revenue payment or pays Connex a subsidy. Rail management contracts generally last for 15 years while road management contracts last for 12 years, a difference primarily explained by the need for more significant investment in the rail sector. Connex has contracts with more than 4,000 public authorities.

         In addition to its primary management activities, Connex also seeks to promote public transportation through several means. First, Connex strives to improve customer services by welcoming clients, enhancing vehicle comfort, establishing call centers that provide extensive itinerary information, managing passenger transfers within networks and establishing new information systems and integrated fare structures. For 5 years Connex has also been developing new local products and services, such as customized transportation and the use of electric vehicles to serve small areas. These new services seek to offer travelers a complete range of transportation-related services and to transform Connex into a company that facilitates travel and mobility.

         In 2002, Connex strengthened its position in France following the acquisition of Transports Verney and continued to develop internationally, particularly in Germany, Dublin and Jerusalem.

         Strategy

         Connex's strategy primarily focuses on internal growth. Connex considers acquisitions in markets open to competition as a means to improve bids at public auctions or in geographic regions where Connex sees synergies with its other activities.

         In the medium-term, Connex's strategy is to consolidate its presence in Western Europe, benefiting from the opening of markets to regulated competition within the European Union. Connex intends, for example, to present bids in new public auctions in England and participate in developments in the German and Scandinavian rail networks. In Central and Eastern Europe, where several countries are outsourcing the management of their passenger transportation networks without waiting for entry into the European Union, Connex - already well established - hopes to pursue targeted growth in certain countries in both the rail and urban and regional road transportation sectors.

         In North America, where a similar trend relating to the opening of transportation markets to competition seems likely to continue, Connex expects to pursue its development strategy that is already well advanced in bus transportation. This strategy is strengthened by a key contract to manage the rail network in the Boston suburbs, which Connex signed in February 2003 and where it expects to begin operations in July 2003.

         In addition, Connex expects to target a number of countries in Latin America as well as in the Asia-Pacific region, where Connex seeks to leverage its solid presence in Australia to pursue growth opportunities.

         Description of Activity in 2002

         Urban and Intercity Transportation

         Connex operates a number of "right-of-way" transit systems and bus networks and provides both integrated and customized services. Connex is responsible for driving, inspecting, cleaning and providing security on vehicles, marketing, providing customer service, and maintaining, cleaning and providing security in the stations on its networks.

         Right-of-way system and bus network operation

         In France, Connex operates several tram and light rail lines in Rouen, Saint-Etienne and Nancy, and began operating a right-of-way system using third generation buses serving the east-west axis in Rouen in April 2002. In July 2002, Connex inaugurated an express bus line between Cergy-Pontoise and the Charles de Gaulle-Roissy airport.

         Connex is also the exclusive operator of the bus networks in Nice, Bordeaux, Nancy and Toulon as well as in 40 other French cities. In April 2002, Connex won a contract to manage the urban network of Saint-Chamond consisting of 15 buses serving 7 lines until June 2004 (revenue of (euro)1.2 million in 2002, or (euro)1.7 million if adjusted to reflect a full year of operations). In July 2002, Connex also won a contract with the Indre-et-Loire department to operate its intercity and international bus station in Tours for three years. In February 2002, Connex renewed its contract to operate the urban network in Nancy for 7 years. Connex also strengthened its presence in France through its acquisition in January 2002 of Transports Verney, which operates in more than 30 French departments mainly in the Great West and Rhone-Alpes region. Transport Verney's activities, which relate mainly to the management of suburban and intercity networks, recorded revenue of more than (euro)150 million in 2001.

         In Europe, Connex operates tram and light metro lines in Gorlitz, Berlin (Germany) and Stockholm (Sweden). In conjunction with FCC, Connex will also operate the new metro system in Barcelona (Spain) once it begins service. The contract to operate the greater urban area network of Stockholm, which was due to expire in 2004, was renewed in November 2002 for 5 years (through July
2009), increasing the total revenue generated under the contract by more than
(euro)1 billion. Connex also acquired the remaining 40% of Connex Tunnelbanan from the Stockholm transportation authority, raising its interest in the company to 100%. In Ireland, Connex signed a contract in March 2002 to operate the new light rail "Luas" network in Dublin for 5 years, which will commence operating at the end of 2003. Luas will operate 40 vehicles divided among 2 lines and serve 36 stops (estimated total revenue of (euro)55 million).

         Connex also manages the bus lines in major European cities such as London, Stockholm, Frankfurt, Warsaw and Maastricht. In November 2002, Connex won a public bid to operate the bus network in Jersey for 7 years; since 2002, 78 employees have operated approximately 40 buses serving the principal areas on the island and near the airport. In Sweden, Connex won a 6-year contract in January 2002 to operate the Eskilstuna urban and intercity network, comprising 59 vehicles and 38 urban buses (estimated total revenue of (euro)56 million) and a 4-year contract in December 2002 to operate the Scanie regional network (estimated total revenue of 93 million Swedish krona). In total, 650 new employees will operate more than 300 additional vehicles on these urban and intercity networks in Sweden. In the Netherlands, Connex took over service provided by 18 buses, 6 bus lines and more than 40 employees in South Limbourg from the Dutch subsidiary of Arriva, the former network operator. In July 2002, Connex also won a contract to operate the intercity bus network between Utrecht, Woerden and south-east Amsterdam for 4 years with the option to add another 2 years, representing total revenue of approximately (euro)40 million over the first 4 years.

         In Poland, Connex won a public bid in October 2002 to privatize PKS Kedzierzyn-Kozle, which is situated in southwest Poland and operates nearly all of the intercity lines. Following this contract, Connex Polska currently generates more than (euro)16 million in annual revenue with 350 vehicles and has more than 1,000 employees. In Slovenia, Connex took over the operation of the Certus network of urban and intercity transportation in Maribor from a private operator and will manage 201 intercity vehicles that serve the entire northeast region of Slovenia with 53 urban buses. We expect this 10-year contract to generate approximately (euro)180 million in total revenue.

         In North America, Connex provides transportation services in Washington, D.C., the second largest American city in terms of traffic, through Yellow Transportation, a company based in Baltimore, Maryland. In July 2002, Connex won a contract to operate the intercity network of Prince George County in Maryland for 5 years (estimated total revenue of approximately (euro)55 million) and signed a contract to operate 111 buses in Los Angeles' north suburbs for 5 years (estimated total revenue of (euro)49 million).

         In the rest of the world, Connex operates in partnership a high-frequency right-of-way bus system in Bogota, Colombia, which currently serves more than 800,000 passengers per day. Connex also has a presence in Sydney, Australia. In Israel, the consortium formed by, among others, Connex with a 5% interest and Alstom with a 20% interest, won a public bid to construct, finance, operate and maintain the first light rail line in Jerusalem. The contract under concession was signed in November 2002 for 30 years, with Connex holding an 80% interest in the operating company.

         Integrated Services

         Connex provides interconnected bus, tramway, metro and train transportation services through a coordinated ticketing system in many urban conglomerations. Connex also offers special integrated transportation services within networks managed by several different operators in an urban area, including the Paris suburbs, Rouen and Saint-Etienne in France, and London, Stockholm (where it also operates the metro and other public transportation systems), Sydney, Gorlitz and Dusseldorf.

         Services on Demand

         Connex offers innovating and original transportation services in certain cities that supplement the classic transportation networks. For example, in France Connex offers Creabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montlucon and Ile de France, and Iciela, an electrical car system to serve urban areas that are restricted to other vehicles, which operates in Amiens.

         Services to Industrial Clients

         In France, Connex was chosen to provide maintenance services to Usinor Packaging's trains and rail line at its industrial site in Basse-Indre, in the Loire Atlantique department.

         Regional Transportation

         Connex provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Connex is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and customer service.

         In France, Connex operates a number of regional rail networks, covering approximately 850 kilometers, through contracts with regional public authorities and the Societe Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the Cotes d'Azur.

         In Europe, Connex has a strong presence in the United Kingdom, Germany, Norway, Sweden, Finland, Belgium, Spain and the Czech Republic.

         In the United Kingdom, where it recorded total revenue of (euro)661 million in 2002, Connex operates regional rail networks serving southern England through a contract expiring in 2006. This contract, initially expiring in 2011, was renegotiated in 2002, resulting in a (euro)90 million increase in Connex's revenue for 2003. Based on its technical performance and high-quality service in the United Kingdom, Connex renewed its important contract in 2002 for the South Eastern rail lines serving southern London and southeast England. According to Strategic Rail Authority, Connex is among the leaders in providing on-time train service in the southern region of London.

         In Germany, Connex employs more than 3,000 people at 30 rail and road transportation sites. Connex operates six regional rail networks, representing over 1,000 kilometers of rail lines, benefiting from the regional nature of German rail transportation. In July 2002, Connex won a public bid to operate two regional rail passenger lines in the Gorlitz region (estimated annual revenue of (euro)13 million). In February 2002, Connex Regiobahn positioned itself to compete on interregional connections not yet served by the Deutsche Bahn on long distance routes in Germany. On March 1, 2002, Connex inaugurated its first North-South connection. The InterConnex train will provide daily service connecting Gera, in Thuringen (former East Germany) and Rostock via Berlin (a distance of 475 kilometers). Finally, in October 2002, the NOB regional rail network (Connex's German subsidiary), won the 2002-2003 economic communications prize for its marketing campaigns.

         In the Netherlands, Connex operates the BBA transportation network in the region of Brabant, transporting more than 50 million passengers each year on 153 bus lines and 450 coaches. Connex also won a bid to operate a ferry service to transport passengers and cyclists between Vlissingen and Breskens for a 6-year period, generating approximately (euro)21 million in total revenue. Connex expect that these activities will generate, in total, estimated annual revenue of (euro)176 million.

         In Spain, Connex and FCC created a joint venture, FCC Connex Corporacion. In Sweden, Connex won the "Norrland Trafiken" bid in September 2002 to operate two long distance passenger rail lines for 5 years, with an option for an additional 3 years (estimated total revenue of (euro)190 million over the first 5 years). Beginning in mid-2003, 180 employees will join Connex. Connex also won the "Kinnekulletaget" bid in February 2002 to operate a regional passenger rail line in the west of Sweden (northeast of Goteborg) for 4 years beginning in June 2003 (estimated annual revenue of (euro)2.5 million). In Finland, Connex won a contract in June 2002 to manage approximately 50 buses in Jalasjarvi, which will provide urban, rural and school bus transportation services in the region.

         Connex operates more than 600 vehicles in Denmark and possesses a network of regional coaches in Israel, Poland (through the privatization of the Pekaes interurban networks in Sanok and Lancut), Estonia (with the acquisition of AS Liikor, a bus operator based in Tartu) and the Czech Republic.

         Through Yellow Transportation, Connex also offers regional road transportation services in Washington, D.C., Maryland, Virginia and Connecticut. Connex also operates the bus network in Columbia, South Carolina (44 buses) and manages and operates the bus network in Fairfax County, Virginia (85 buses).

         In Australia, Connex secured its franchise to provide rail services in the suburbs of Melbourne through the signing of an amendment with the State of Victoria, which consolidates Connex's position and places it in a competitive position to grow its business in Australia and the entire Asia-Pacific region.

         Freight

         Connex provides rail freight services primarily through the regional networks, management of private junctions and multi-modal transportation services.

         Regional Freight Networks

         Connex operates a number of regional freight trains in France, including for the SNCF, and in Germany in cooperation with DB Cargo.

         Management of Private Junctions

         Connex manages junctions for customers in the automobile, petrochemical and refining industries that have facilities that are linked to a national rail network. Facilities served include the Eisenach Opel plant in Thuringia, Germany, the Bitterfeld chemical complex in Saxony-Anhalt, Germany, the Claas agricultural machinery plant in Gutersloh, Germany and approximately 30 industrial and commercial sites in France.

         Multi-modal transportation

         Connex began providing multi-modal shipping services (or shipment of freight in containers that can be carried by either trains or trucks) in 2000. In Germany, Connex operates several freight and multi-modal long distance transport networks.

         In addition, Connex provides its industrial and commercial customers with passenger transportation services for their employees from and to its customers' sites.

         Complementary Services

         Growth in our transportation business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks. To increase passenger frequentation on its networks, Connex's efforts focus on adequately matching service offerings with demand for these services, improving the reception of passengers and the user-friendliness of stations, making available more comfortable vehicles and the development of local information services relating to transportation systems for travelers.

         Connex has developed "Optio," a complete information system for passengers (through a central telephone operator, internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP) on available public transportation in a region, regardless of the operator. The Optio service is currently offered in the Oise region in France and in the cities of Bordeaux (France), London (U.K.) and Melbourne (Australia). In addition, Connex has developed "Connector Plus," a real-time information system for Australian subscribers that enables it to notify users of service interruptions or delays through wireless text message systems, such as SMS.

         Connex has also recently launched several Internet sites that allow users to find their itineraries on local transportation systems in France, the United Kingdom and Australia. Connex has also begun providing real-time information on available transportation systems to its subscribers through internet-enabled mobile phones or WAP mobile phones in the United Kingdom.

         Finally, in Saint-Etienne, France, Connex has established a service center, known as "Escale" on a tramway line to provide passengers with services that facilitate the life of city dwellers. Services include a parking lot, carwash services, vending machines, umbrella loan services, stamp and telephone card sales, a photo and copy center, and on-site customer service representatives. Through a partnership with the city's retailers, passengers may also have their purchases delivered directly to the Escale stop.

         Acquisitions and Divestitures in 2002

         Connex acquired Transports Verney in France for approximately
(euro)47.1 million, Eurolines Netherlands, a European road transportation operator, for approximately (euro)2.3 million, Hautamaki, a Finnish provider of urban, intercity, school and long distance transportation services, for approximately (euro)2.4 million, the Certus urban and intercity transportation network in Maribor, Slovenia, and several small companies in France.

                   Fomento de Construcciones y Contratas (FCC)

         FCC, a public company listed on the Madrid Stock Exchange since 1900, is one of Spain's largest companies with over 55,800 employees (including 100% of the employees of companies that are proportionally consolidated by FCC and 50% of Proactiva's employees) and a market capitalization of (euro)2.8 billion as of December 31, 2002. FCC operates in a number of different environmental and construction-related industries. FCC's principal markets are located in Spain (where it is the leading waste management operator) and Latin America, though it also has significant operations in the rest of Western Europe and the United States.

         In October 1998, to exploit the growing demand for integrated environmental management services, Vivendi Universal acquired a 49% interest in the holding company that owns 52.48% of FCC from the controlling shareholder of the holding company. In December 1999, Vivendi Universal transferred its interest to us. Our partner in FCC owns the remaining 51% of the holding company.

         Our interest in the holding company that controls FCC is subject to a shareholders' agreement pursuant to which we share equally with our partner the holding company's right to be represented in the main executive bodies of FCC, i.e., the board of directors and executive committees of FCC and its subsidiaries. The holding company's articles of association also provide that certain important decisions, such as increases or decreases of share capital, amendments to the articles of association, mergers, spin-offs or dissolutions, require supermajority shareholder approval. None of these decisions, therefore, could be taken without the consent of both major shareholders. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions."

         The following table shows our consolidated revenue and EBIT from FCC's activities in each of the last three fiscal years, after elimination of all inter-company transactions:

               ((euro)millions)          2002            2001            2000(2)
                                     --------        --------           --------
               Revenue(1)               2,653           2,455            2,115
               EBIT(1)                    250             230             n.a.
               ---------------------

               (1) Figures reflect a 49% share of the total revenue and EBIT of FCC and its subsidiaries, except for the results of Proactiva, which are included in our water and waste management segments. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. Under U.S. GAAP, FCC would be accounted for using the equity method.


               (2) Restated to reflect the changes in our accounting methods and presentation of accounts in 2001. See "Item 5. Operating and Financial Review and Prospects-- Overview-- Presentation of Information in this Section-- Changes In Accounting Methods and Presentation of Accounts."

         FCC's strategic objectives are:

          o public services, (33% of FCC's consolidated revenue in 2002), which include, in particular, the collection and recycling of household and industrial waste, street cleaning, treatment and distribution of potable water, treatment of wastewater, passenger transportation, publicity and advertising through urban fixtures and passenger and freight airport services;

          o construction activities (48% of FCC's consolidated revenue in 2002);

          o    cement production (15% of FCC's consolidated revenue in 2002);
               and

          o miscellaneous activities (4% of FCC's consolidated revenue in 2002), which FCC does not consider to be strategic and may be sold if and when divestment opportunities arise.

         We have also created a number of joint ventures with FCC to operate or participate in different segments of our business. Our main joint venture with FCC is Proactiva Medio Ambiente S.A., or Proactiva, which was created in July 2000 to consolidate and organize the joint development of our and FCC's water and waste management services activities in Latin America and the Caribbean. Each of we and FCC contributed all of our water and waste management operations and contracts in these regions to Proactiva and hold 50% of Proactiva's capital stock. We have not entered into any shareholders' or other agreement with FCC or Proactiva relating to Proactiva's governance or management. However, Proactiva's bylaws grants a right of first refusal to each of Proactiva's shareholders in the context of a proposed sale of shares of Proactiva.

         In addition, in 2002 Connex and CGT, FCC's transportation subsidiary, created FCC-Connex Corporacion S.L. to consolidate and organize FCC's and Connex's transportation activities in Spain and the Americas, excluding Canada and the United States. Each of Connex and CGT holds 50% of FCC-Connex Corporacion's capital stock and have entered into a shareholders' agreement dated December 13, 2001 governing the management of this joint venture, including dispute resolution mechanisms in the event of a deadlock and forced sale provisions in the event of unresolved deadlocks, breach of contract or loss of control by our company or FCC of their respective transportation subsidiaries. FCC-Connex Corporacion's wholly-owned subsidiaries include Corporacion Espanola de Transporte S.A. (CTSA) and Detren Compania General de Servicios Ferroviarios S.L.

         Description of Activities

         Public Services.

         FCC is the leading waste management company and the second largest water and wastewater treatment company in Spain, where it conducts the bulk of its operations. FCC collects, processes and disposes of household waste and provides a full range of waste management services, including urban and commercial cleaning services, to Spanish public authorities. FCC provides waste management services to a number of main urban centers in Spain such as Madrid, Barcelona, Valencia, Bilbao, Malaga, Saint-Sebastian and Zaragoza. FCC benefits from nearly 100 years of experience and has a growing international presence through its current contracts serving more than 1,500 municipalities and offering services to 43 million residents.

         During 2002, FCC signed new contracts for an estimated total of
(euro)1.9 billion, including the renewal of a contract for 10 years for waste collection and treatment in the Madrid suburbs, representing estimated total revenue of (euro)700 million. FCC has provided these services in the Spanish capital and its suburbs since 1944. Internationally, FCC won a 15-year contract to collect, treat and dispose of waste in East Cairo (Egypt), with more than 2 million residents.

         The FCC group has the most complete commercial network in Spain for treating industrial waste, a field with significant growth potential. In 2002, FCC treated 550,000 tons of hazardous and non-hazardous industrial waste, a 47% increase over the amount treated in 2001. FCC also decontaminated more than 250,000 cubic meters of land at more than 150 sites in 2002.

         FCC's water and wastewater treatment activities cover the full water cycle, including treatment, distribution and recycling. FCC provides water services to approximately 700 municipalities with a total population of 7.2 million residents. FCC also treats wastewater of 9 million people. In 2002, FCC was awarded 67 new contracts, representing estimated total revenue of (euro)635 million, or (euro)4.7 billion including revenue from all contracts in 2002.

         Regarding publicity and advertising through urban fixtures, FCC continued its international expansion by competing against the best international companies in the sector and winning a public bid in Brasilia, Brazil for a contract to install, maintain and provide advertising on urban fixtures in Brasilia for 20 years (estimated total revenue of (euro)200 million). FCC currently manages a park with 100,000 elements of urban fixtures and advertising support in 110 cities of 9 countries, including Barcelona, Bilbao, Madrid and Seville (Spain), Genoa and Parma (Italy), Brasilia and Rio de Janeiro (Brazil) and Lisbon (Portugal).

         FCC provides passenger transportation services through FCC-Connex Corporacion S.L., which conducts two types of activities:

          o road transportation, where it operated more than 300 coaches that traveled a total of 23 million kilometers transporting 45 million passengers during 2002, and

          o rail transportation, where it will be the principal operator of two tram lines that are under construction in Barcelona.

         FCC provides airport services through its subsidiary, Flightcare S.L., which provides services in airports in Barcelona, Bilbao, Fuerteventura, Lanzarote, Las Palmas, Malaga, Santiago de Compostela, Seville and Valencia. Since October 2002, FCC has supplied services to the Brussels airport following the acquisition of Sabena airline's freight handling and passenger services activities. On an annual basis, FCC serves 160,000 flights, representing 36 million passengers and 200,000 tons of freight.

         Finally, FCC manages 100,000 parking places in 90 cities in Spain and Morocco, ensures the technical inspection of 1.7 million vehicles at 50 stations in Spain and Argentina, and provides computer services to important companies in the automobile, data processing and mass marketing sectors.

         Construction

         FCC has expanded its construction activities due in part to the 2001-2007 Infrastructure Plan established by the Spanish government, representing (euro)114 billion, and in part to the Hydrological Plan to manage water resources.

         FCC won a number of key contracts in 2002, including contracts to:

          o construct and operate the Pamplona-Logrono stretch of highway extending 62.4 kilometers;

          o construct and manage the irrigation network for the Segarra-Garrigues canal, which irrigates 70,150 hectares in the Lleida provinces;

          o set up 16.3 kilometers of railway for high-speed trains on the lines serving Madrid-Northwest, Madrid-Barcelona and Cordoba-Malaga;

          o construct the Castrovido dam in Salas de los Infantes (Burgos), which will require 635,000 cubic meters of concrete; and

          o construct 4,700 apartments throughout Spain, which will increase the number of lodgings under construction to 16,500.

         In 2002, FCC completed work on the floating dike for the port of Monaco, the largest of its kind ever constructed in the world. This dike, measuring 352 meters in length, was built in Algeciras in southern Spain and was transported by sea to Monaco. It includes a parking area to accommodate 400 cars and retail stores. FCC's work on the new Madrid-Barajas airport also advanced in 2002; the airport will eventually have a surface area of more than 500,000 square meters and will greet 35 million passengers each year.

         Cement Production.

         FCC owns 58.8% of Cementos Portland following the merger into FCC of Portland Valderrivas in 2002. Prior to the merger, FCC held 48.2% of Portland Valderrivas, which in turn held 58.8% of Cementos Portland. The merger was consummated through a capital increase of FCC, which delivered newly-issued shares of FCC to Portland Valderrivas' other shareholders. As a result of the merger, FCC's holding company's interest in FCC was diluted from 57% to 52.5%. Cementos Portland operates 6 cement factories in Spain, 3 factories in the United States and other installations to prepare concrete and extract aggregates. It currently has a production capacity of 10 million tons of concrete per year, which should increase in the future as contemplated investments to enhance factory productivity and improve environmental conditions are made.

         In 2002, FCC produced and sold 7.6 million tons of cement and clinker in Spain and 2 million in the United States. FCC also manufactured and sold 4.8 million m3 of concrete in 2002.

Competition

         Most markets for environmental services are very competitive and are characterized by increasing technological challenges arising from regulatory changes, as well as the presence of experienced competitors. Competition in each of the markets we serve is primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services, adapting to changing legal and regulatory environments, and managing employees accustomed to working for governmental authorities or non-outsourced divisions of commercial enterprises. In each of the markets in which we operate, our competitive strengths are our high level of technological and technical expertise, our financial position, our geographical reach and our experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

         With regard to integrated, large-scale environmental management services in particular, our main competitors are Suez and RWE. Our primary competitive strength is our demonstrated ability to provide innovative, integrated environmental services that are tailored specifically to the needs of individual clients and offered on a global basis. We anticipate that other enterprises that compete with us in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

         Water

         Vivendi Water is the world's leading private provider of water services to municipalities and industrial and commercial firms. Its principal competitors are Suez (through its subsidiary Ondeo) and RWE (through its U.K. subsidiary Thames Water). In addition, General Electric has recently entered the market for services to industrial companies as it consolidates into a single business unit all of its acquisitions in the water services sector.

         In France, Vivendi Water faces competition from Ondeo and Saur, as well as from a number of local competitors, particularly in the building and public works sectors. Vivendi Water also faces competition from public establishments, municipal or departmental governments and local public-private companies. Finally, while more than half of the contracts not renewed in 2002 were taken over by public authorities, non-renewed contracts represented only 0.25% of our annual water revenue in France.

         In the United States, USFilter faces competition from a large number of small competitors that specialize in specific technologies relating to water equipments and systems, as well as from a number of operators in the unregulated water market, such as OMI and Earth Tech).

         Waste Management

         In Europe, where we conduct over half of our waste management activities, Onyx is one of the market leaders in the collection and treatment of household, commercial, industrial and hazardous waste. Onyx's main pan-European competitor is Suez (through its subsidiary SITA). In the United Kingdom, Onyx is the fourth leading provider of household, commercial and industrial waste management services behind Suez, Biffa and Cleanaway. Onyx also has a prominent market position in France, Norway, Switzerland, Israel, Ireland, Denmark, Portugal, the Czech Republic and Slovakia. In Germany, where Onyx focuses on services to industrial and commercial customers, its biggest competitors are RWE Umwelt, Rethmann and SITA-Deutschland.

         Onyx has taken significant steps toward consolidating its market position in North America, where it provides household, industrial and commercial solid and hazardous waste collection, recovery, treatment and waste-to-energy services.

         In Latin America, Onyx's operations are concentrated in Brazil, Venezuela, Mexico, Columbia, Argentina and Chile, where it primarily competes with Suez and a variety of local companies. Onyx operates its activities in South America through Proactiva.

         Onyx is one of the leading waste management service providers in the Asia/Pacific region, where its main competitors are Cleanaway and Suez (through
SITA). Onyx is one of the largest operators in the treatment of waste in Asia (China, Hong Kong, India, Japan, Macao, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand), and one of the market leaders in terms of waste recovery. In Australia, Onyx is also one of the market leaders.

         Energy Services

         The energy services market has many actors and Dalkia faces very dispersed competition. Based on a study by Credit Suisse First Boston, Dalkia believes that the only three companies with a strong international presence and a diversified and complete range of services in this market similar to its own presence and services are Suez, RWE and Cofactech.

         Transportation

         Connex's major competitors are private operators, primarily French or British, and public monopolies that conduct their activities in open markets. Connex's major competitors are Keolis, a subsidiary of SNCF, Transdev, a subsidiary of the Caisse des Depots et Consignations (which recently concluded an alliance with the French metro operator, RATP), the Deutsche Bahn (the national rail operator in Germany) and the British groups Arriva, First Group, National Express, Go Ahead and Stagecoach.

         In the long term, we anticipate that groups in China and Singapore may become new competitors in an increasingly dynamic market.

         FCC

         FCC is the leading private provider of waste management services in Spain. FCC's primary competitor in this market is Cespa. In the water services market, FCC is the second leading private operator in the water and wastewater treatment market in Spain after Aguas de Barcelona.

         The cement production sector in Spain is relatively concentrated. Through Cementos Portland, FCC is the second largest Spanish cement producer, with approximately 16% of the Spanish market, according to OFICEMEN (the national cement labor union). Its main competitors are Spanish branches of multinational cement manufacturers such as Cemex, Holderbank and Lafarge.

         The construction market in Spain is undergoing a process of consolidation among the major market players.

Contracts

         We provide environmental management services to public authorities or private companies under contracts with substantially similar terms. These agreements take the form of service contracts through which we perform services using installations and equipment that governmental authorities or industrial or commercial clients place at our disposal. At times, we may be commissioned to design and build the infrastructure necessary to perform the services. Such investments are typically financed by the client or investors who then allow us to use the infrastructure. We also occasionally finance such investments ourselves.

         Service contracts define the scope of the services or the specific function or service to be performed. They typically state the objectives and performance to be attained under the contract but let the operator choose, and be responsible for, the methods used to fulfill the objectives. The operator maintains and repairs the assets and installations, but the client is responsible for ensuring that they conform to new requirements or regulations.

         Like many of our clients, we seek to enter into real partnership and progress contracts that outline procedures both to improve quality and productivity as well as to make necessary adjustments in light of changing demands. We enter into such contracts within certain limits, however, and we carefully consider the coverage of initial expenses, and particularly investments made in the interest of our clients. In this type of contract, the operator generally makes a firm commitment regarding its performance, responsibility and risks, but the contract always limits the operator's financial responsibility in line with the size of the contract and remuneration to be paid. Some contracts provide that particular risks, such as traffic risks on transportation networks, will be shared by both parties. Other agreements provide for renegotiation of terms in the event of a material change in circumstances. These partnership contracts must have a term that is long enough to permit the operator to create a performing organization and make the contemplated improvements, as well as to receive an adequate return on its tangible and intangible investments. The tendency to develop partnership contracts is not the norm, however, and we continue to provide services under more traditional procurement contracts that define the tasks to be accomplished for a fee that is not based on improvements made. Nonetheless, partnership contracts remain appropriate for certain services or clients.

         We enter into both partnership and procurement contracts to provide environmental services to industrial or commercial companies and to municipalities or other public authorities responsible for providing a public service (service d'interet general). Because the requirements and concerns differ in each case, the contracts we enter into reflect these differing needs.

         Industrial or Commercial Companies

         Many companies have begun to outsource environmental services to specialized companies in an effort to refocus on their primary business activity. Such outsourcing may require a contract that is specific to a certain function, or it may require an integrated multi-services contract, which we are well positioned to provide. Under a multi-services contract, we manage a number of services such as water and wastewater treatment services, collection, treatment and recycling of hazardous and non-hazardous waste, energy services relating to steam production and heating and cooling networks, and transportation logistics. Outsourcing contracts, and particularly multi-service contracts, increasingly take the form of partnership contracts. The service provider must be able to understand the unpredictability of clients' situations and adapt its services to the extent possible to accommodate changes in clients' activities. These contracts are thus relatively long term (between five to seven years without investments) and are generally subject to adjustments through specific procedures that allow the client to compare different proposals. In some instances, a client may test our services on one or two pilot sites while a competitor performs services on other sites; the client then awards a contract for all the sites to the service provider who best responded to the client's expectations. We primarily offer services but may also agree to make investments specific to the activity that is entrusted to us on the client's site. In such cases, we analyze carefully the interest each party holds in the resulting assets and demand significant guarantees regarding the durability of the contractual relationship, the expected products and the future of the assets.

         Municipalities or Public Authorities

         Municipalities or other competent public authorities may wish to provide a public service or a service of general economic interest (service d'interet economique general), such as potable water distribution, waste removal and treatment, passenger transportation or urban heating. In such cases, they often require that we maintain and manage works or technically complex installations in return for a fee that may or may not include incentives linked to improved performance. In most countries, this type of public service contract is granted through a public bidding process. This is particularly the case in Europe pursuant to directives regarding public procurement contracts (marches publics) and throughout the world for transactions benefiting from multilateral aid or financing.

         In some cases, public authorities may wish to completely delegate the provision of a service. In such cases, the operator substitutes the public authority in its relations with the public, while the public authority retains control over the service's organization, contents, rates, quality and other essential characteristics. This association between the public authority, which does not relinquish its prerogatives as guarantor of the public interest, and the private operator, which contributes its technical skills and management, was first developed in France in the form of qualified concession contracts, or "affermage" Affermage differs from a concession contract in that the private operator does not bear the cost of the initial investments. Both types of agreements are now called "delegated public service management" contracts. These contracts traditionally differ from public procurement contracts in that the operator's compensation is drawn substantially from the results of operations, which leads to the users of the service to pay, at least in part, the operator's compensation.

         As a general matter, contracts with public authorities are characterized primarily, on the one hand, by the comprehensive and complex nature of the service to be provided and, on the other, by the risks assumed by the operator. These types of contractual relationships are currently being developed around the world through Public-Private Partnership (PPP) contracts that may or may not require investment financing, including build-operate-transfer (BOT) contracts or design-build-finance-operate-transfer (DBFOT) contracts. Under these contracts, we provide general economic interest services or public services and may also perform particular competing functions that public authorities wish to outsource (e.g., a hospital's non-medical functions). These expansive contracts reflect the multiple possible contributions that private companies can make to public authorities, and in this sense the French delegated public service management contract is a form of PPP. French authorities are also considering other ways to permit the development of PPP contracts in France.

         These contracts are often awarded through a competitive bidding process, even where it is not required. The bidding process is open and candidates are invited to develop solutions that are subsequently adjusted in free negotiations. In France, a special consultation procedure is required for delegated public service management contracts, even though European Community rules only require that participants respect general competition principles for concession contracts and other forms of PPP.

         In France, we have entered into numerous delegated public service management contracts with public authorities that are subject to special legal requirements because the contracts involve public services for which the public authority remains responsible and because the service must be adapted to respond to changing needs and to ensure its continuity. In such cases, the public authority may modify or terminate the contract unilaterally if the public interest so requires. If the contract is modified or terminated, the governmental authority must fully compensate the private operator, including compensation for lost profits. In practice, governmental authorities rarely terminate a contract unilaterally because it would generally have to pay a substantial indemnity and find alternative solutions to ensure continuity of the public service. Moreover, specific contractual terms usually limit these prerogatives to preserve a balanced contractual arrangement for both parties.

         Outside France, other countries with civil law systems, such as Spain and Italy, delegate their general economic interest services to private operators under contracts similar to the French delegated public service management contract. In common law countries such as the United Kingdom and the United States, the law does not restrict contracts with public authorities as much as in civil law countries, and PPP contracts, with or without investments, may be freely entered into.

         There is a growing trend in both developed and developing countries to adopt systems similar to the delegated public service management system used in France. We believe that our experience with the French system gives us a competitive advantage.

         Finally, although we also act as a contractor to perform works or supply specific equipment for our service activities through several of our subsidiaries, we treat this activity as an accessory to our main business.

Environmental Regulation, Policies and Compliance

         Environmental Regulation

         Our businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America.

         Water

         The water and wastewater services activities are highly sensitive to governmental regulation. In Europe and the United States, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of waste water are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

         The quality of potable water is strictly regulated at the European Union level by the Directive on Drinking Water, which was transposed into French law on December 20, 2001. The collection, treatment and discharge of urban, industrial and commercial waste water is governed by the Directive on Urban Waste Water. Public authorities also impose strict regulations upon industrial and commercial waste water that enters collection systems and the waste water and sludge from urban waste water treatment plants.

         France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps underground water in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.

         In the United States, the primary federal laws affecting the provision of water and waste water treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and related regulations promulgated by the Environmental Protection Agency (EPA). These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

         Waste Management

         In numerous countries, waste treatment facilities are subject to laws and regulations that require us to obtain permits to operate most of our facilities from governmental authorities. The permitting process requires us to complete environment and health impact studies and risk assessments with respect to the relevant facility. Operators of waste storage centers must provide specific financial guarantees (which typically take the form of bank guarantees) that cover the monitoring and recovery of the site during, and up to 30 years after, its operation. In addition, waste storage centers must comply with a number of standards and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending upon the type of waste. For example, sludge produced at wastewater treatment stations that will be composted must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals like cadmium, mercury or led).

         At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states must prohibit the uncontrolled discarding, discharge and treatment of waste. In addition, several European regulations effective as of July 1, 2002 that seek to end the dumping of non-ultimate household waste has provoked a dispute, and the application of these rules remains subject to diverse interpretations, including the difficult question of defining the notion of "ultimate waste". The regulation is intended to promote recycling, composting and energy recovery of household waste, but the directive makes no reference to the methods of treatment or to ways to improve existing methods.

         In France, pursuant to the provisions of the Environment Code relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to waste storage sites for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions.

         Our U.K. waste management operations and facilities are subject to the Environmental Protection Act of 1990, which requires local authorities to transfer their waste treatment operations either to a specialized waste treatment entity owned by the local authority or to a private contractor, and the Environment Act of 1995, which addresses pollution control, land waste and nuisances. We are also subject to the Pollution Prevention Control Act of 1999, which implements the requirements of European directive 96/61/EC relating to integrated pollution prevention control. Finally, the European directive 1999/31/EC relating to landfill deposits of waste was incorporated into English law through the Landfill (England & Wales) Regulations of 2002.

         In Norway, two laws provide the country's legal foundation for regulating pollution: The Pollution Control Act of 1981, which prohibits pollution except as permitted by law or individual permits, and The Product Control Act of 1993, which prohibits the damage to health or the environment due either to chemicals found in certain products or processes established to manufacture these products. Norway continuously adapts its regulations to those of the European Union. In 2002, Norwegian authorities used European Union directives as the basis for new regulations adopted for waste storage centers and the treatment of unused vehicles.

         The major statutes governing our waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as "CERCLA" or "Superfund"), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which we operate also has its own laws and regulations governing the generation, collection and treatment of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfills and other solid and hazardous waste management facilities.

         In Asia, Chinese law includes the Environmental Protection Law of 1989, providing a complete set of regulations to protect the environment. China has passed another principal law relating to pollution, the Law on Prevention and Control of Pollution Caused by Solid Wastes of 1995, which defines permit requirements, environmental norms and means to apply the law. Local authorities are authorized to apply standards that are more strict than national norms. In Hong Kong, the Waste Disposal Ordinance, which outlines the waste treatment process, was adopted in 1980. Other regulations relating to specific kinds of wastes have been adopted, including the Waste Disposal (Chemical Waste) General Regulation in 1992, which controls the collection, transportation and storage of chemical wastes. The law defines the term "chemical waste", lists entities who produce chemical waste and establishes procedures for obtaining permits to collect such waste.

         Energy Services

         Our energy-related activities in Europe (primarily the supply of thermal and independent energy) are subject to a European directive that establishes emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of combustion plants. Other existing directives require the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

         The use of gas and other combustible material in France is subject in some instances to a domestic natural gas tax. Energy produced by a co-generation facility is exempt from this tax for a period of five years after the facility begins operations.

         In addition, Dalkia, in its capacity as an operator, must respect a number of environmental requirements at its sites of operation. In France, Dalkia must respect regulations based on a July 19, 1976 law and its applicable rules relating to the environmental protection of designated installations by obtaining and renewing various permits and authorizations from regulatory authorities.

         Transportation

         Our transportation service activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require us to obtain certain permits. One directive sets forth guidelines for the laws of the member states with respect to the emissions of gas pollutants from diesel engines used in vehicles. Another directive sets forth guidelines for the laws of the member states with respect to emissions of gas and particulate pollutants from internal combustion engines installed in mobile equipment other than road vehicles. Stricter limitations on emissions of pollutants were adopted by the European Commission in October 2001, with further limitations expected to be adopted in 2005 which will require the installation of sophisticated fuel injection systems with particle filters and carbon catalysts.

         Environmental Policies

         We strive to contribute to the enhancement of quality of life where we operate. As the leading provider of environmental management services in the world, we face the global need for development and have placed the challenges of durable development at the heart of our strategy. To this end, we do not focus only on the preservation of the environment and the protection of natural resources, but also assume our economic and social responsibilities, particularly at a local level where we are committed to stimulating progress. Our environmental policies are described in our "2002 Report for Durable Development" that our company has published.

         Durable development as a corporate value

         We believe that development will not be durable if it conflicts with economic growth and quality of life. We have raised the notion of durable development into a common value for all of our 302,000 employees. Although the nature of our activities is oriented to the protection of the environment, we attempt to go beyond our professional expertise and are committed to development for the good of future generations. We have adopted a "Charter for Durable Development" setting forth our ten main commitments in this area, as well as practical methods of implementation of these commitments in our day-to-day operations. The Environmental Management System, created in 2001 to implement action plans adapted to specific designated challenges, was reinforced in 2002, on the environmental front, through the publication of quantitative and qualitative targets and through an increase in the number of verified indicators audited by an external body. On the social front, our system was strengthened through the publication of numerous indicators in this field. All of our management systems are thus evolving worldwide towards the inclusion of all aspects of durable development.

            Preserving ecological balances

         Whether through the limitation of water dissipation, the enhancement of the quality of our waste, the use of alternative energies in our heating operations, the recovery and treatment of biogas emissions at our landfills or the use of low-emission fuels in our fleet of public or private transport vehicles, our company has raised to the challenge of the main environmental problems currently affecting our planet by applying our excellent know-how, technological capabilities and research potential to these problems. We contribute to the enhancement of quality of life and sanitary conditions of local populations in our day-to-day operations. For example, by supplying potable water to impoverished areas we help to reduce infant mortality, as more than 2.5 million children die each year due to lack of access to potable water. Improvements in waste management also have a positive impact on quality of life and on human health. As a result, environmental management services can be an important factor of accelerating a sociological revolution.

         Preserving economic and social balances

         We also consider the economic and social factors that underlie the course of development in the countries in which we operate, and we work to develop solutions that are adapted to local constraints and know-how transfers. For example, we have developed integration strategies in Tianjin, China, that have allowed our local employees to better understand the challenges in the provision of water services. We give preference to a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the population of emerging countries, which permits the development of model plans that can be reproduced. In each of our projects, we seek to create a beneficial and educational dimension for the improvement of public health. For example, in Durban, South Africa, we have a launched a series of initiatives in partnership local NGOs and under the supervision of the United Nations (Unitar) to promote education on public health and hygiene in order to ensure a better use of water.

         For example, we launched the Aquadev world network in 2001. The goal of this network is to allow interested parties to exchange information and experiences on water problems in impoverished areas of the planet and to propose answers to questions relating to environmental matters, including how to supply water to populations respecting the different economic constraints and using local associations, and the nature of the role of NGOs in the development of these services.

         In addition, we entered into an alliance with the Australian Antarctic Division (AAD) in 2001, which manages the activities of the Australian government in the Australian zone of Antarctica, to participate in the preservation of Antarctica. Pursuant to this alliance, we have agreed to provide the AAD with our know-how and 240 special containers at no cost to enable the collection of approximately 300,000 tons of waste. We expect that this partnership will last for at least 10 years and that it will be extended to other zones of the Antarctic region.

         The Vivendi Environnement Institute: a tool for durable development

         Human management of the environment represents a major challenge that requires the mobilization of a large number of resources, the support of the public at large and close cooperation among international, national and local participants. To address this challenge, Vivendi Environnement created the Vivendi Environnement Institute in 2001 to encourage prospective reflection on a number of issues relating to durable development, as well as to progressively shed light on the principal trends that will influence the provision of environmental management services over the next decade.

         Through its Prospects Committee, which is exclusively composed of individuals of international reputation and standing, the Vivendi Environnement Institute benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities through our company's different activities. This dual capability represents both the originality and the strength of the Institute, which intends to be at the heart of the main environmental debates and issues of the 21st century. The main themes to be considered by the Institute in 2003, which are guided and defined by the members of the Prospects Committee, will include sanitary norms, the combat against the greenhouse effect, urban development and major sociological developments. The work of the Institute should permit the creation of a platform for dialogue and exchanges on the main environmental, social and economic issues in the near future to respond to the expectations of the public.

         As of the date hereof, the members of the Prospects Committee are:
Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of economics at Trinity College, Cambridge, and of philosophy at Harvard University; Helene Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, President of the Pasteur Institute in Paris, France, Director of Research at the Centre nationale de recherche scientifique (CNRS) and professor at the College de France; Pierre-Marc Johnson (Canada), attorney, ex-prime minister of Quebec, Canada, and expert on environmental matters, and Harvey Fineberg (USA), President of the Institute of Medicine of the United States.

         Environmental Compliance

         As a specialist in environmental management services, we are concerned about the environmental consequences of each of our activities, both in France and worldwide. In this respect, we consistently endeavor to comply with applicable regulations, to meet the needs and requests of our clients and to optimize the techniques we implement. To illustrate our commitment, we highlight below some of our significant environmental actions that are we undertaken regardless of any regulatory or contractual obligation to do so. For a more detailed description of our environmental compliance and activities, we refer you to our "2002 Report for Durable Development," which provides greater detail regarding our policy and actions in this respect.

         Use and Protection of Natural Resources

         Water Resources

         We preserve water resources by working to prevent wasteful usage in our own installations and in those of our clients. In this respect, the continued implementation of the Environmental Management System provides, in particular, for the monitoring of water consumption in all of our activities. Our current action plan reflects two primary concerns: leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. Our industrial water consumption, excluding Dalkia, amounted to 259 million cubic meters in 2002.

         We also use and promote techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and production of water for industry or farm irrigation by recycling wastewater.

         We also take measures to avoid polluting water resources. For example, 79% of our waste storage centers are equipped with treatment stations for water that percolates through stored waste. In addition, our wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 86% in 2002.

         Energy - Energy efficiency and the use of renewable energies

         We contribute to the reduction of energy consumption. Dalkia optimizes energy management for more than 60,000 sites in Europe, from municipal heating networks to public housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations relies upon the quality of their operations and maintenance, as well as upon their modernization.

         Dalkia's strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and of cogeneration. Efforts in this field include all of our activities. We are also developing the use of renewable energies, for example biomass, solar energy (Dalkia) and biogas from waste storage centers (Onyx).

         In addition, we provide environmental performance training to 90% of our public transport drivers during the first five years of their careers. This training effort enables us not only to enhance passengers' comfort and limit polluting emissions, but also to achieve significant fuel economy. Our total energy consumption amounted to 77 million MWh in 2002.

         Use of soils

         Our activities contribute to the preservation of the quality and fertility of soils, largely through our composting of treatment sludge and organic waste from selective collection. Regarding sludge, we first seek to enhance the quality of sludge produced by implementing pollutant controls in our wastewater treatment networks (through our Actipol method). Vivendi Water also prepares a reference and certification system for the production of quality sludge to be used as compost. As a second step, we promote agronomic recovery of sludge through composting and engage an independent certifying body to audit our composting and agronomic recovery networks. We produced 756,000 tons of compost in 2002, 31% of which was eligible to be used in agricultural activities.

         We have initiated a quality enhancement program for organic matter produced from organic waste and a program to evaluate their agronomic impact in coordination with the INRA. We are also active in the recovery of polluted soils. Relying on several processes, including thermal desorption, we process almost all of the pollutants present in the soil at industrial sites.

         Air Pollution

         We control our direct and indirect emission of greenhouse gases and we are implementing an action plan to reduce our emissions. In addition to the implementation of the energy efficiency policy described above, this action plan provides, in particular, for our active participation in the flexibility mechanisms provided for by the Kyoto protocol and currently being prepared at the European and national level. Our direct emissions of greenhouse gases (excluding biogas from landfills) reached 19.6 million tons in 2002.

         There is no approved protocol for the assessment of methane (CH4) emissions, which is an important component of the biogas produced by waste storage centers. We are working to develop reliable indicators in this field, and contribute to the reduction of CH4 emissions by setting-up biogas capture, burning and evaluation systems in specialized technical landfills. Currently, 125 of our waste storage centers are equipped with biogas collection systems.

         Installations that we operate mainly emit sulfur and nitrogen oxides (SOx and NOx), carbon monoxide (CO), volatile organic compounds and dust. Emissions of SOx from waste incineration units (hazardous and non-hazardous) amounted to 138 grams per ton of incinerated wastes in 2002. There is no reliable technique yet for measuring emissions of NOx. We are working towards the elaboration of such indicators. For example, Connex, in partnership with ADEME, initiated a study to identify and assess the market systems capable of reducing the NOx emissions of its buses and coaches.

         In addition to complying with regulatory standards, we attempt to reduce our emissions by:

          o enhancing air pollution treatment and developing more effective treatment technologies, including to treat smoke from our waste incineration units and enhance the quality of emissions of our transport vehicles, and

          o reducing consumption and favoring the use of clean fuels, such as fuel oil or low sulfur coal, natural gas, natural gas for combustion installations or vehicles, and electric or dual-mode vehicles.

         We have developed a semi-continuous method to monitor emissions of dioxins during waste incineration, allowing for control of the aggregate flow of such pollutants emitted throughout the year. We offer this reliable and efficient measurement technique to all of our clients and 61% of waste incinerated in our units emit dioxins at levels lower than 0.1 mg/Nm3.

         Noise and Odors

         We have developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and waste storage centers. We also use new, more silent, technologies in some of our installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles).

         Waste

         The permanent increase in waste quantities around the world presents major risks for the environment. We strive to develop every aspect of the waste management business that enable us to limit such risks, including the reduction of the sources of waste, waste collection and processing, selective sorting, waste recycling and waste-to-energy recovery. Our efforts also address the waste produced by our own activities, such as residues from combustion, residues from smoke purification, treated sludge and water that percolates through waste at storage centers.

         Preserving biological balance, natural environments and protected species

         In addition to complying with regulatory standards and recommendations, we invest and take specific measures to protect the environment, in particular through our research and development activities conducted at Anjou Recherche, CREED and Eurolum, and our training efforts conducted through the IEU.

         Evaluation or certification regarding the environment:

         Our activities have been subject to environmental certification, both external (ISO) and internal, for a long time. The number of our ISO 14001 certified sites has increased continuously since 1999. In addition, we seek to achieve the targets set by our Environmental Management System for all of our installations, which lead, subject to the circumstances of each of the entities concerned, to the general application of the ISO 14001 certification standards. We currently have 265 sites covered by an ISO 14001 certification.

         Compliance with applicable legal and regulatory provisions:

         Our Environmental Management System includes, among other things, an audit program that allows us to monitor our sites' regulatory compliance. We have defined a general framework to ensure consistency of the audit systems developed by our divisions, and each of our divisions remains responsible for the definition and implementation of its own system. Our goal is to conduct audits for 80% of priority sites by 2005 and 100% by 2008. Priority sites are potable water production sites and urban treatment stations, waste treatment sites, Dalkia's classified installations and several of Connex's transportation centers.

         Expenses incurred to preserve the environment

         Our capital expenditures amounted to (euro)2.6 billion in 2002, which includes expenses incurred for research and development, employee training, our certification program and the implementation of the Environmental Management System.

         Prevention of environmental risks

         In addition to the measures described above to reduce environmental risks, we have established corporate departments that specialize in environmental management. Our Durable Development Department, which reports to our senior management, is responsible for all aspects of durable development, which includes economic, environmental and social issues. This Department ensures that the objectives and actions of our other corporate departments are consistent, particularly in connection with the implementation of the Environmental Management System, and encourages information sharing and best practices. Our Durable Development Committee, which includes representatives of all of our divisions and corporate departments (particularly our technical, legal and communication departments), has been operating for three years. In addition, one of the three specialized sub-committees of our coordination committee for the evaluation and prevention of risks ("CEPR") is specifically in charge of industrial, environmental and health risks. See "Item 11. Quantitative And Qualitative Disclosures About Market Risk--Ethics, vigilance and risk management--Coordination committee for the evaluation and prevention of risks" for a description of the CEPR.

         We have also established crisis management procedures that also cover environmental crisis management, including, in particular, on-call and alarm systems at national and international levels, that would allow any necessary measures to be taken as soon as possible.

         Reserves and guarantees for environmental risks

         As of December 31, 2002, our accrued reserves for site reconstitution amounted to (euro)388.4 million.

         Indemnities and damages

         As of December 31, 2002, our accrued reserves for litigation (including all types of claims and disputes) amounted to (euro)43.5 million.

         International environmental targets

         We apply our Environment Management System, as described above, to all our subsidiaries worldwide.

Intellectual Property

         We currently own a significant number of patents and trademarks in France, the United States and other countries around the world that are of value to our business. However, we believe that the diversity of our patents and trademarks does not make any of our activities dependent on any one of these patents or trademarks individually.

         Vivendi Universal has authorized us to use the "Vivendi" and "Vivendi Water" trademarks. See "Item 7. Major Shareholders and Related Party Transactions-Related Party Transactions."

Marketing

         We market our products and services primarily by taking advantage of our reputation and by continuously offering to provide a more comprehensive range of environmental services to existing clients. We analyze the environmental service needs of prospective and existing industrial and commercial customers and demonstrate to them how our services could improve the efficiency of their operations. The marketing efforts we direct toward public authorities comes primarily in the form of bids we submit for contracts to provide public services. See"-- Contracts." For more information regarding marketing efforts by each of our business segments, see"-- Our Services."

Seasonality

         Because of the diverse nature of our operations and our worldwide presence, our business is typically not subject to material seasonal variations.

Raw Materials

         We purchase raw materials on a worldwide basis from numerous suppliers. We seek to accumulate and maintain a reserve inventory of raw materials and supplies, qualify new suppliers, and develop production processes in our own facilities. We undertake to secure strategic materials through medium-term and long-term contracts. We have not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and we anticipate that we will be able to do so in the future. The price of raw materials and supplies may vary substantially in the future. For example, the price of fuel has, in recent years, exhibited considerable volatility. Fuel prices have increased recently and, as of the date hereof, we cannot anticipate the evolution of these prices in the future. Our operations historically have not been, and are not expected to be in the future, materially affected by changes in the price or availability of fuel or other raw materials, as our contracts typically contain provisions designed to compensate us for increases in the cost of providing our services.

Insurance

         Overview and Insurance Procurement Policy

         Insurance policy renewals after January 1, 2002 were affected by the confusion created in the insurance and reinsurance markets by the events of September 11, 2001 in New York and September 21, 2001 in Toulouse, France. Because the terms of our insurance policies expired on or after January 1, 2002, we, as all other companies with insurance policies with similar terms, were affected by the combined effect of the decrease in the number of insurers willing to cover "industrial" risks, the decrease in the coverage available from insurers that were willing to cover these risks, the increase in the premiums required by these insurers and the charging of additional premium amounts to cover terrorism risks.

         For all of our operating divisions, we:

          o maintain common insurance policies to establish a coherent risk transfer policy and maximize economies of scale, while taking into account the specificities of our businesses and legal or contractual constraints; and

          o maximize the levels and means to access the insurance or reinsurance markets through both a consolidated reinsurance company, as well as the implementation of a reserve accrual policy. Reserves are determined on the basis of the divisions' knowledge of their risks and prior accident claim history as well as an evaluation of the costs and coverage proposed by insurers.

         The implementation of our insurance procurement policy also takes into account the extent and willingness of insurers to support the risks arising from our activities, the capacity available in the insurance and reinsurance markets, the premiums proposed in relation to the nature of the coverage offered, exclusions, limits and sub-limits and deductibles. We generally only purchase insurance policies from insurers and reinsurers who have at least an "A" rating.

         Principal Insurance Policies

         Civil Liability

         Until December 31, 2002, we were covered under Vivendi Universal's civil liability excess policy that provided all of our subsidiaries with coverage of up to US $400 million. As of January 1, 2003, we have entered into a separate and independent 18-month insurance policy that provides coverage for all of our subsidiaries of up to US $400 million per insurable event.

         We also maintain specific insurance policies for our U.S. activities, our rail transportation operations and our research centers. We have also entered into a mono-line contract to provide coverage for the rest of our activities. The mono-line civil liability contract includes the standard coverage obtainable on the French market for an international group such as our company. The coverage amounts to (euro)30 million per insurable event with an annual cap of (euro)60 million. For foreign subsidiaries outside the United States and Canada, the coverage threshold amounts to (euro)1.5 million.

         We also maintain several environmental civil liability insurance policies that provide coverage to all of our subsidiaries of up to US $5 million to US $50 million per insurable event per year, depending on the policy. Our excess civil liability policies described above also cover damages suffered by third parties resulting from sudden and accidental events.

         We were also covered under Vivendi Universal's management liability policy, which provided coverage of up to US $200 million. In July 2002, we commenced the process of implementing a separate independent policy for management liability, which was completed in December 2002. For 2003, we have obtained a management liability insurance policy that provides coverage of up to US $200 million.

         Damage to Property and Business Interruption Policies

         All of our divisions maintain damage insurance policies that cover the assets and facilities that we own as well as those for which we have contractual responsibility. These policies provide coverage for "business loss" or "additional business expenses", depending on the capacity of the companies in our group to use internal or external solutions to ensure uninterrupted service. The policies contain standard terms. The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers on the markets on which the contracts are purchased. We have entered into an excess coverage policy to cover damages exceeding (euro)100 million. During 2002, we did not present any claims in excess of (euro)10 million.

         Other Contracts

         In light of the difficulties encountered in the insurance market in 2002, we cover civil liability risks relating to the vehicles used in our activities (such as passenger transportation or collection of hazardous and non-hazardous waste) through reserves accrued per event from (euro)150,000 to
(euro)1 million, depending on the country, and financial guarantees in the form of sureties or letters of credit.

         Construction projects are systematically guaranteed by a comprehensive all-risks insurance policy obtained by the owner, the contractor or the operating company. In addition, several investments abroad are covered by political risk policies with the Compagnie d'Assurance Francaise pour le Commerce Exterieur (COFACE).

         Self-Insurance and Reserves

         We remain liable for any amount of damages caused by insurable events not exceeding the deductible amount under the relevant insurance policy. Our deductibles for serious risks range from (euro)100,000 to (euro)1 million, while deductibles under our civil liability policies outside the United States and Canada reach (euro)30,000. Our rail operations in the United Kingdom are insured under policies that include deductibles of 2.5 million pounds sterling. In addition, our reinsurance subsidiary has underwritten a part of our property damage and civil liability policies issued by French insurers.

         We also obtain excess insurance to cover any damages or losses caused by an insurable event that exceed the coverage limits or sub-limits under the relevant insurance policy. Our deductibles under reinsurance policies for property damage, which amount to (euro)3 million per insurable event, are protected by a "stop loss" reinsurance policy that covers (euro)9 million in damages exceeding an annual deductible of (euro)10 million. We have entered into a similar reinsurance arrangement for our civil liability policies, with (euro)5 million of coverage for claims exceeding (euro)11.5 million. We had not filed any claims under our reinsurance arrangements as of December 31, 2002.

                            Organizational Structure

         Our company is divided into four operating divisions corresponding to each of our four business segments and a number of centralized corporate departments that lead and coordinate the actions of teams present in each of the four operating divisions. Each of our operating divisions has one representative on our management board. We believe that this organizational structure encourages the coherent development of our group by reinforcing its identity, maintaining solidarity and cohesion, favoring economies of scale and encouraging professionalism through the sharing of best practices.

         See "-- History and Development of the Company" and "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders" for a description of the history of the creation of our organizational structure.

                         Property, Plants and Equipment

         We rent a 15,000 square meter building located at 36-38 avenue Kleber, 75116, Paris, France that we use as our corporate headquarters. Our and our divisions' senior management have their offices in this building since May 2002.

         We do not own any material real properties. We generally conduct our water treatment, waste management, energy services and transportation operations at premises owned by our customers, because we do not own any important physical properties in connection with those operations.

                            Research and Development

         Because environmental and health problems have become a major global concern, our ability to innovate in these areas through our research and development is one of our priorities. Through our Research Department, we coordinate the research and development efforts of our 600 researchers throughout our divisions in several research centers around the world, particularly:

          o Anjou Recherche and its affiliated centers in Germany, Australia and the United States, which specialize in water related research,

          o Centre de Recherche pour l'Environnement, l'Energie et les Dechets, or CREED, which focuses on waste and energy services related research, and

          o    Eurolum, which focuses on transportation related research.

         Our researchers seek to anticipate future needs and develop effective solutions to address those needs. Through their work, we maintain our technological edge and adapt our segments (Water, Energy Services, Waste Management and Transportation) to the realities of an ever-changing world.

         We believe that our commitment to technological advancement requires innovation and the development of new procedures or the adaptation of existing techniques to meet clients' specific needs. For example, we have developed programs relating to an electro-deionization technique to supply ultra-pure water to pharmaceutical or electronics industries on an ongoing basis; a tram without catenary to permit its harmonious use in the architectural structures of urban centers; a combustible battery; and the methanization of waste. In addition, we have established a program to store energy and maximize energy efficiency by intermittently storing electricity or heat and completing the process through co-generation.

         Our research and development efforts also seek to continually improve our operating performance by broadening the range of our service offerings while at the same time reducing the cost of our services. In the waste management sector, for example, we conduct research to at a number of specialized technical landfills, which we refer to as "bioreactors," in Australia, France and the United States to optimize the decomposition of waste through the recirculation of liquid effluents that are produced as water filters through the waste in the landfill. This procedure will enable a controlled acceleration in biogas production, an increase in the generation of clean energy and a reduction in the length of the post-operating period of our landfills. In the transportation sector, we seek to optimize the use of our service vehicles, which has led, among other things, to the development of the "mobile office" and the "communicating vehicle." We have also developed specialized equipment for our transportation, intervention and collection vehicles that use our New Information and Communication Techniques, or NICT, which enable vehicle operators to optimize itineraries and schedules, to improve the planning of vehicle usage, and to enhance the efficiency of emergency assistance and services to customers. In addition, our research and development efforts to improve our operating performance also include our work on systems to measure methane levels in our energy services division and on membranes and pre-treatment before filtration through membranes in our water segment, which will enable a broader use of water treatment technology.

         Our Research and Development Department is consecrated to the protection of the environment and sanitary security. Through our research to reduce polluting emissions, limit greenhouse gas emissions, increase energy efficiency and use clean energies, we have improved air quality, battled climate change, and positioned ourselves as a well-known player in the market for emissions credits. In the areas of health and sanitary security, we provide solutions to address the new risks faced by our companies by developing tools and techniques to prevent, analyze, and provide curative treatment, where necessary. Our experts work on a number of risks once considered minor, including those related to the legionella bacteria, for which we have developed rapid-detection (using molecular biology) and deactivation methods, to endocrinal and cyanobacterial perturbations in water and to dioxin levels, which are able to control in the smoke produced by our incineration units. We also seek to develop methods to improve water resource management. For example, we have launched a multi-year project to manage aquifer renewal with a team of 30 people from 5 universities in Berlin, and we conduct expertise missions on the development of seaweed in the Erdre river and have obtained European approval of our modeling center for hydraulics and biological treatment. Through these programs, we hope to elaborate preventive and curative solutions to stop seaweed proliferation and develop tools to assist the design and exploitation of works, networks and stations.

         Through our research and development efforts relating to the environment, sanitary security and quality of life, we also seek to improve our employees' working conditions and security. One of our research and development programs, for example, focuses specifically on improving conditions and reinforcing security for our employees in our waste collection and sorting activities. We have also developed a new service for the safe collection of medical waste produced by healthcare professionals in suburban and rural locations, which supply the waste voluntarily, through "MEDIBUS," a roaming vehicle specially designed for this purpose.

         Our Research and Development Department benefits from the complementary nature of our divisions' capabilities to develop complex integrated products and services, such as global management services to purify and treat hydro-carbonated waste and to treat effluents. In this context, for example, we continue to improve our composting technology and develop new treatment and recovery procedures relating to sludge, such as BIOTHELYS, which reduces the amount of sludge byproducts, SAPHYR, which sanitizes and reduces odors from sludge to improve its quality, and ATHOS, which treats sludge through humid oxidation.

         We use the most sophisticated modeling and digital simulation tools in all of our research and development centers. This capability allow us to increase our expertise on procedures and to optimize our operational tools. Our modeling and simulation activities have allowed us, for example, to reduce corrosion, wall erosion and pollutant emission levels in our thermal treatment activities, and to optimize the integration of new equipment, including sludge injection equipment for our incinerator ovens (PIROMIX procedure) and a new system to reduce nitrate-oxygen (NOx). We also develop complex management tools to reduce water and energy consumption (PINCH procedure).

         Our research and development efforts are further enriched through multiple partnerships with industry, municipalities, governmental organizations and universities. In 2002, our research teams joined those of other institutions to create the Global Water Research Coalition, which seeks to promote synergies and collaborative studies. Through our network of laboratories, we participate in the work conducted by the Metropolis network, which is supported by the European Commission and seeks to identify, evaluate and promote techniques and methodologies related to health, safety and environmental protection. We also conduct research jointly with EDF on sludge treatment, biofilm and hydraulic models through our joint "Research and Development Studies and Services" program, which Dalkia finances through the CREED, and in accordance with a contract signed in July 2002.

         Through our active participation in research and development programs on both a European level (PCRD-LIFE) and a French national level (PREDIT), our researchers play an active role in international research and have developed a strong network of relationships with a diverse group of industrial and university partners, which allow us to achieve operating developments that expand our service offerings and to anticipate required technical improvements.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion of our operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under "Item 3. Key Information-Risk Factors." Our results may differ materially from those anticipated in the forward-looking statements.

                                    Overview
         Our company has experienced continuous growth over the period from 2000 to 2002, despite increasingly difficult conditions in each of our markets resulting from the global economic slowdown that began in the second half of 2000. Part of our growth has resulted from the combination of our energy service assets with those of EDF and our selective acquisitions of strategic mid-sized companies. We have also generated significant organic growth since 2000 as a result of the large number of contracts won during the past three years, and we anticipate that our newest contracts should permit us to continue to grow our business in the next several years.

Major Developments in 2002

         2002 was a decisive year for our company. We continued to pursue our business strategy through new outsourcing contracts with municipal and industrial customers, restructured our shareholder base and reinforced our financial position through a (euro)1.5 billion capital increase, the implementation of our divestiture program, which exceeded the expected amount of
(euro)1.1 billion to more than (euro)1.7 billion in 2002, and reduced our net financial debt from (euro)14.3 billion to (euro)13.1 billion.

         In addition, we completed our corporate reorganization by regrouping all of our corporate departments and the senior management of each of our divisions at our company's new corporate headquarters in Paris, France.

            Restructuring of Our Shareholder Base

         Our main shareholder, Vivendi Universal, reduced its interest in our company from 63.1% to 20.4% of our share capital in 2002 through block sales of our shares to institutional investors and our (euro)1.5 billion capital increase. In addition, Vivendi Universal issued options to acquire Vivendi Universal's remaining 20.4% interest in our company at any time until December 2004 to a group of institutional investors that acquired shares of our company from Vivendi Universal. See "Item 7. Major Shareholders and Related Party Transactions" for a description of our agreements with Vivendi Universal and the consequences of our separation from Vivendi Universal.

         Exchangeable Bonds (OCEANE)

         In 1999, we issued 1.5% bonds exchangeable into shares of Vivendi Universal, which mature in 2005. These bonds were guaranteed by Vivendi Universal, and as a result provided bondholders with the right to accelerate the maturity of the bonds in the event of a default by Vivendi Universal under its other debt obligations. On August 20, 2002, we called a meeting of holders of our exchangeable bonds to irrevocably waive these provisions, which required the approval of a majority of these holders. By a majority vote of 64.8%, the holders of our exchangeable bonds agreed to irrevocably waive Vivendi Universal's guarantee and the related cross-default clause effective September 1, 2002, in exchange for a 0.75% increase in the interest rate on the bonds from 1.5% to 2.25%.

            Developments Relating to Our Business

         In 2002, we continued to pursue our strategic focus on organic growth and selective acquisitions of mid-sized strategic businesses. Our revenue increased by 3.3% in 2002 principally as a result of strong organic growth in each of our business divisions and FCC, which was partially offset by the negative effect on revenue of our sales of non strategic assets and fluctuations in currency exchange rates. Excluding the impact of our sales of assets, the increase in our revenue reflected organic growth of 5% in our core businesses, particularly due to strong organic growth of 7.5% outside France. In addition, we won a significant number of new outsourcing contracts in 2002 with public authorities and industrial customers, including several contracts that combine the services of our various operating divisions.

         New Contracts with Public Authorities

         We won a significant number of major contracts with public authorities to provide municipal public services, including, among others, contracts relating to:

          o the management of the complete potable water cycle in Pudong, the business district of Shanghai, China, for 50 years by a joint venture in which we hold a 50% interest, with estimated total revenue of (euro)10 billion (of which (euro)5 billion is attributable to our company),

          o the outsourcing of water, wastewater treatment and electricity services in Rabat-Sale, Morocco, for 26 years, with estimated total revenue of(euro)4.6 billion,

          o the construction and operation of wastewater treatment plants in The Hague, The Netherlands, for 30 years, with estimated total revenue of(euro)1.5 billion, which is in course of finalization,

          o the production and distribution of potable water in Indianapolis, United States, for 20 years, with estimated total revenue of US $1.5 billion,

          o the management of the entire waste treatment network of the Marne department, France, for 20 years upon construction of a waste treatment unit (expected to be completed in 2005), with estimated total revenue of (euro)250 million,

          o the operation of the urban heating network of the city of Poznan, Poland, for 25 years, with estimated total revenue of (euro)1.7 billion, and

          o the operation of the light metro network in Dublin, Ireland, for 5 years (with an option to extend the term for a further 5 years), which will commence operating in 2003 and with estimated total revenue of (euro)55 million (over the first 5 years of operation).

         The revenue amounts that we expect to earn from our contracts take into account updates to our volume and price assumptions since the date these contracts were publicly announced. As a result, announced revenue amounts may differ from the amounts of expected revenue included in this report. In the case of combined contracts to build and operate facilities, expected revenue amounts reflect total revenue expected to be generated from both services.

         Growth in Outsourcing Services to Industrial Customers

         We won a number of significant contracts to provide outsourcing and other services to industrial and commercial customers, including, among others, contracts relating to:

          o the outsourcing of water treatment and distribution services for Petronas in Malaysia for 20 years, with estimated total revenue of(euro)200 million,

          o the outsourcing of waste treatment and industrial cleaning services at 15 of Renault's industrial sites in France for 4 years, with estimated total revenue of approximately(euro)88 million,

          o the outsourcing of water services at Alon's refinery in Big Spring, Texas (U.S.), for 20 years, with estimated total revenue of US $66 million,

          o the operation of the central thermoelectric unit of BP's refinery in Lavera, France, for 12 years, with estimated total revenue of(euro)53 million, and

          o the management of the thermal network of the hospital of Parma, Italy, for 9 years, with estimated total revenue of(euro)35 million.

         The revenue amounts that we expect to earn from our contracts take into account updates to our volume and price assumptions since the date these contracts were publicly announced. As a result, announced revenue amounts may differ from the amounts of expected revenue included in this report. In the case of combined contracts to build and operate facilities, expected revenue amounts reflect total revenue expected to be generated from both services.

         Other Developments

         In 2002, we acquired Transports Verney, a French transportation group, which recorded revenue of (euro)150 million in 2001, and the remaining minority interest (34%) in Compagnie des Eaux de Prague, our Czech water subsidiary, which obtained an extension of the term of our contract to provide water and wastewater services in Prague until 2028. We also obtained a 5-year extension of the term of our contract to operate the metro and tramway networks in Stockholm, Sweden, which was scheduled to expire in 2004. Finally, in the context of a public offer for tenders, we were not awarded the renewal of a contract to operate the water and wastewater services of the Commonwealth of Puerto Rico effective July 2002.

         Refocusing on our Core Businesses and Active Management of our Asset Portfolio

         We continued to implement our divestiture program for non-strategic assets in 2002, including the sale of:

          o our 24.1% interest in Bristol Water Holding for approximately(euro)37 million;

          o USFilter's Filtration & Separation division ((euro)378 million), Plymouth Products division ((euro)126 million) and Distribution division ((euro)472 million);

          o our 17% interest in Philadelphia Suburban Corporation, which generated gross proceeds of(euro)207 million;

          o    our 31.74% interest in South Staffordshire for(euro)131 million;

          o Bonna Sabla, a subsidiary of Vivendi Water, for(euro)98 million, followed by our repurchase of 19.85% of Bonna Sabla for(euro)11 million; and

          o various fixed assets for an aggregate price of(euro)198 million, which were sold in the ordinary course as a result of our systematic evaluation of our asset portfolio.

         We disposed of over (euro)1.7 billion in assets in 2002. The net proceeds from these sales were applied to reduce our outstanding indebtedness.

Presentation of Information in this Section

         Historical and Comparable Financial Information

         In order to provide a meaningful comparison of our operating performance in 2001 and 2002, we present our results on a comparable basis by excluding the impact of the implementation of our divestiture program in 2001 and 2002 and the fluctuation of currency exchange rates in 2002. As a result, our comparable results in 2001 and 2002 exclude the results of our "non-core businesses," which are the activities or units that have been or are currently in the process of being divested. These non-core businesses relate mainly to water-related activities and include USFilter's Filtration & Separation, Surface Preparation, Plymouth Products and Distribution divisions and our Bonna Sabla subsidiary in France. As of December 31, 2002, all of our non-core businesses have been sold, except for USFilter's Surface Preparation division. In addition, our comparable results include our actual results in 2001, while our results in 2002 have been adjusted to eliminate the effect of fluctuations in exchange rates.

         The following table presents the main adjustments made to our historical revenue and EBIT in 2001 and 2002 to obtain comparable measures for these periods:

                                                       Revenue                    EBIT
                                                -----------------------   --------------------
                                                             (in millions of(euro))
                                                  2002         2001          2002         2001
                                                 ------       ------        ------       ------
    Historical Information                       30,078.7      29,126.7     1,971.3     2,013.1
    Impact of Exchange Rate Fluctuations            350.0            --        23.7          --
    Non-Core Businesses                         (2,006.0)     (2,614.0)     (124.0)     (200.0)
                                                 ------        -------       ------     ------
    Comparable Information                       28,422.7      26,512.7     1,871.0     1,813.1

         We have not made any adjustments to our results of operations for fiscal year 2000 presented in this report. As a result, our historical 2000 results may not be directly comparable with our comparable 2001 and 2002 results. We do present, however, a comparison of the historical 2000 and 2001 results in this report.

         The comparable financial information included in this report has not been audited and is not intended to be a substitute for, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this report.

         Definition of "organic" and "external" growth

         As used in this report, the term "organic growth" includes growth resulting from new contracts won and the expansion of existing contractual arrangements through increases in prices and/or volumes delivered. We also frequently offer, in the course of bidding on a contract, to acquire operating assets related to the performance of the contract. As a result, our organic growth also includes acquisitions of assets for dedicated use in a particular project or contract.

         The term "external growth" relates to growth resulting from acquisitions (net of disposals) of entities that hold multiple contracts and assets used in one or more markets.

         Changes in Accounting Methods and Presentation of Accounts

         In 2001, we made the following significant changes to our accounting methods and the presentation of our accounts under accounting principles generally accepted in France, or French GAAP:

          o We changed our accounts to present our income statement by function, as opposed to our previous method of presenting our income statement by category of expense. As a result, our operating income now corresponds to our revenue, after cost of sales, selling, general and administrative expenses, other operating expenses, goodwill amortization and restructuring expenses. In addition, certain expenses that we previously classified as exceptional items are now classified as operating expenses. To permit a comparison of our results over the past three fiscal years, we have restated our financial statements for 2000 to reflect this new presentation.

          o For purposes of our French accounts, we adopted a new measure of operating performance, which we refer to as "EBIT." This new measure of performance is not used in our U.S. accounts. We define EBIT as operating income (loss) before amortization of goodwill and restructuring charges. Because all companies do not calculate EBIT identically, the presentation of EBIT contained in this document may not be comparable to similarly named measures of other companies.

          o We ceased recording the portion of goodwill attributable to acquisitions paid for with shares of our company as a charge to our shareholders' equity as permitted under French GAAP. We now record goodwill as an asset on our balance sheet and periodically impair the value of this asset in accordance with French and U.S. GAAP.

         We did not make any material changes to our accounting methods or the presentation of our accounts in 2002.

                              Results of Operations
Year ended December 31, 2002 compared to year ended December 31, 2001

         Revenue

         Overview

         We generated revenue of (euro)30.1 billion in 2002, an increase of 3.3% from revenue of (euro)29.1 billion in 2001. Revenue from our core businesses grew by 5.9% from (euro)26.5 billion in 2001 to (euro)28.1 billion in 2002, and, at constant exchange rates, by 7.2% to (euro)28.4 billion in 2002. The negative impact of exchange rate fluctuations, which amounted to (euro)350 million in 2002, was mainly due to the depreciation of the dollar (which accounted for (euro)224 million) and, to a lesser extent, fluctuations in several Latin-American currencies.

         The following table shows a breakdown of our total revenue by division:

         The increase in revenue from our core businesses is principally attributable to organic growth (5.0%). Our external growth contributed (euro)616 million of revenue resulting mainly from the full-year impact of the acquisitions of Marius Pedersen's waste management activities in Denmark and SIRAM in Italy in 2001 and the integration of the Verney transportation group in 2002.

         Our non-core businesses generated revenue of (euro)2.0 billion in 2002, a decrease of 23.3% from revenue of (euro)2.6 billion in 2001. The decline in revenue contributed by our non-core businesses is mainly attributable to the sale of most of these businesses over the course of 2002.

         The following table shows a breakdown of our revenue by division in France and elsewhere:

                                      France                   Outside France                Total
                             -----------------------      -----------------------     ------------------------
(in billions of(euro),
except for %)                2002     2001     %(2)      2002      2001    %(2)       2002     2001     %(2)
                            -----   ------    ------    ------   ------  ------      ------   ------   ------
Water                         6.2      6.2      0.1%       7.1      7.4    (4.8%)      13.3     13.6    (2.3%)
Waste Management              2.5      2.4      4.2%       3.6      3.5      3.5%       6.1      5.9      3.8%
Energy Services               3.0      2.7      8.7%       1.6      1.3     24.5%       4.6      4.0     13.8%
Transportation                1.3      1.0     27.7%       2.1      2.1      2.3%       3.4      3.1     10.4%
FCC(1)                          -        -      0.7%       2.7      2.5      8.1%       2.7      2.5      8.1%
                            -----   ------              ------   ------  ------      ------   ------
Total                        13.0     12.3      5.0%      17.1     16.8      2.0%      30.1     29.1      3.3%
                            =====   ======              ======   ======              ======   ======

-------------------------------------------
(1) Figures reflect a 49% share of FCC's revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. Under U.S. GAAP, FCC would be accounted for using the equity method. See Note 27A to our consolidated financial statements.
(2) Percentages are based on total figures and may not exactly correspond to the figures above due to rounding.

         Revenue generated in France by our core businesses amounted to
(euro)12.7 billion in 2002, an increase of 5.2% compared to 2001. Revenue generated outside France by our core businesses totaled (euro)15.4 billion in 2002, an increase of 6.4% compared to 2001.

         The following table shows a breakdown of our revenue by division and by geographical regions outside of France:

                           ---------------------------------------------------------------------------------
                               Euro zone      Europe outside
(in billions of(euro))        outside France    euro zone         Americas      Rest of World      Total
                           -----------------  -------------     ------------    -------------  -------------

                             2002     2001     2002     2001    2002    2001     2002   2001    2002    2001
                             ----     ----     ----     ----    ----    ----     ----   ----    ----    ----
Water                         1.1      1.2      1.2      1.0      3.7     4.2     1.1    1.0     7.1     7.4
Waste Management              0.2      0.2      1.3      1.1      1.6     1.8     0.5    0.4     3.6     3.5
Energy Services               0.6      0.5      0.9      0.7        -       -     0.1    0.1     1.6     1.3
Transportation                0.5      0.4      1.4      1.5      0.1       -     0.1    0.2     2.1     2.1
FCC(1)                        2.5      2.2  0.1          0.1      0.1     0.2       -      -     2.7     2.5
                           ---------------------------------------------------------------------------------
Total                         4.9      4.5      4.9      4.4      5.5     6.2     1.8    1.6    17.1    16.8
                           ---------------------------------------------------------------------------------

-------------------------------------------
(1) Figures reflect a 49% share of FCC's revenue. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. Under U.S. GAAP, FCC would be accounted for using the equity method. See Note 27A to our consolidated financial statements.

         Revenue from the euro zone outside France increased by 11.0% in 2002, principally due to strong growth in our transportation and energy services divisions and at FCC, which more than offset the decline in revenue from our water division in this region. The substantial growth in revenue from our transportation division in this region was primarily due to the full-year impact of the acquisition of the BBA network in The Netherlands in 2001, as well as other contracts won in the Benelux region. Revenue from our energy services division in this region increased mainly as the result of the full-year impact of the acquisition of SIRAM in 2001. FCC's revenue increased by 11.6% in 2002 principally due to strong demand in the construction and cement markets in Spain.

         The growth of 7.0% in revenue generated in Europe outside the euro zone countries was driven by our water, waste management and energy services divisions, which offset the 10.3% decline in our transportation business in this region in 2002. Revenue from our water division in this region grew by 13.0% due mainly to the full-year effect of the operations under contracts won in 2000 and 2001 in Central Europe, Prague and Bucharest. Revenue growth of 15.6% in our waste management division resulted primarily from the full-year impact of the acquisition of Marius Pendersen's activities in Denmark and the commencement of operations of new contracts won in the United Kingdom. Our energy services division recorded revenue growth of 23.9% in this region in 2002 as a result of the commencement of operations under new contracts won in Eastern Europe. The decline in our transportation business in this region in 2002 resulted principally from the full-year impact of the transfer of our South Central contract in the United Kingdom during the second half of 2001.

         In the Americas, our revenue declined by 11.0% in 2002. Our revenue in North America decreased by 9.0% primarily as the result of the impact of the sale of substantially all of non-core businesses formerly operated by USFilter and the decline in value of the U.S. dollar against the euro. On a comparable basis, revenue generated in North America grew by 9.0% in 2002, which was more than offset by a decrease in revenue in Latin America resulting from the depreciation of several Latin American currencies and the non renewal of our water services contract in Puerto Rico.

         Revenue growth in the Rest of the World region in 2002 reflected primarily an 8.4% increase in revenue in the Asia-Pacific region, which was due mainly to the commencement of operations of our potable water plant in Chengdu, China and the sustained level of activity in our waste management operations in Hong Kong, Singapour and Australia.

         Water

         Our water business generated revenue of (euro)13.3 billion in 2002, a decrease of 2.5% compared with 2001, which is mainly attributable to the sale of non-core businesses formerly operated by USFilter. Revenue from our core water businesses grew by 2.4% to (euro)11.3 billion in 2002, mainly due to organic growth of 4.0%, which more than offset a 1.4% decline in revenue due to the impact of fluctuations in currency exchange rates.

         In France, on a comparable basis, our water distribution and engineering operations posted a 2.2% increase in revenue to (euro)5.6 billion in 2002. On a comparable basis, water distribution revenue grew by 3.0% as a result of price indexing mechanisms, a small increase in volumes and the development of new municipal and industrial treatment services. Revenue generated by our specialized engineering subsidiaries declined in 2002, mainly as a result of the substantial cyclical demand experienced in 2001.

         Revenue recorded by Vivendi Water Systems declined to (euro)1.1 billion in 2002, compared to (euro)1.3 billion in 2001. This decline resulted mainly from the implementation of our policy of increased selectivity in our projects and the seasonality of our desalinization activities in the Middle East and the Arabian Peninsula.

         Outside France, water revenue amounted to (euro)7.1 billion in 2002, a decrease of 4.8% over water revenue recorded outside France in 2001. This decrease resulted primarily from a significant decline in revenue in the Americas region and, to a lesser extent, the euro zone outside France. Excluding the United States, which was affected by the sale of our non-core businesses, our water revenue outside France grew by 15% in 2002 compared to 2001. Excluding Proactiva, which was affected by the one-time loss of its water services contract in Puerto Rico, water revenue outside France (excluding the United States) grew by 24% in 2002 compared to 2001 as a result mainly of the commencement of operations under new contracts won in 2001 and 2002.

         The decline in our water revenue in North America was primarily due to the sale of substantially all of non-core businesses formerly operated by USFilter, our main water subsidiary in North America, and the decline in value of the U.S. dollar against the euro. On a comparable basis, our core water businesses in North America recorded a 7.8% increase in revenue in 2002, reflecting primarily a 12% increase in municipal and industrial outsourcing revenue in 2002 (particularly due to the award of the Indianapolis municipal outsourcing contract), which was partially offset by slower growth in revenue from sales of water equipment products due to the economic downturn in North America. The decline in water revenue in the rest of the Americas region resulted primarily from the depreciation of several Latin American currencies and the non-renewal of our water services contract in Puerto Rico.

         Waste Management

         Our waste management segment recorded revenue of (euro)6.1 billion in 2002, an increase of 3.8% compared with (euro)5.9 billion in 2001, reflecting primarily organic growth of 5% and external growth of 1.9%, which was partially offset by a 3.1% decline in revenue due to the impact of fluctuations in currency exchange rates.

         In France, our waste management revenue increased by 4.2%, reflecting primarily organic growth of 3.3%. Revenue generated outside France increased by 3.5% to (euro)3.6 billion in 2002. Excluding Proactiva and changes in the scope of consolidation of our waste management subsidiaries, revenue generated outside France in 2002 grew by 5.3% at constant exchange rates. Growth in revenue outside France was concentrated mainly in Europe outside the euro zone, primarily due to the full-year impact of the acquisition of Marius Pedersen's operations in Denmark and Central Europe in 2001 and the commencement of operations under new contracts won in the United Kingdom in 2001 and 2002 (including in Bromley, Sheffield and Hampshire), and in the Rest of the World, primarily due to the sustained level of activity in the Asia-Pacific region, and particularly Hong Kong, Singapour and Australia.

         The increase in revenue in these regions was partially offset by the lack of revenue growth in the euro zone outside France, where revenue remained stable at (euro)0.2 billion in 2002. This decline is mainly attributable to the 25% decrease in revenue from Proactiva's waste management activities as a result of the depreciation of several Latin American currencies, particularly in Argentina and Brazil, which was only partially offset by revenue growth in the United States primarily attributable to a 2.6% increase in revenue from solid waste activities and a 3.0% increase in revenue from hazardous waste activities, despite the economic downturn in the United States that has led to a difficult climate for our industrial customers.

         Energy Services

         Our energy services generated revenue of (euro)4.6 billion in 2002, an increase of 13.8% from revenue of (euro)4.0 billion in 2001. Revenue growth resulted mainly from external growth of 7.3%, organic growth of 6.3%, and a 0.2% increase in revenue due to the impact of fluctuations in currency exchange rates, particularly the appreciation of the Czech crown.

         In France, organic growth in our co-generation activities was partially offset by the negative impact of a decrease in natural gas prices. Outside France, organic growth resulted mainly from the commencement of operations under new contracts won in Tallinn (Estonia) and Vilnius (Lithuania) in 2001 and in Poznan (Poland) in 2002.

         External growth in 2002 resulted primarily from the full-year effect of the consolidation of SIRAM, which was consolidated for only 3 months in 2001 (contributing (euro)43 million of revenue) compared to 12 months in 2002.

         Transportation

         Revenue from our transportation business reached (euro)3.4 billion in 2002, a 10.4% increase over revenue of (euro)3.1 billion in 2001. This increase resulted primarily from organic growth of 4.5% and external growth of 5.9%, which more than offset the full-year effect of the loss of the South Central contract in the United Kingdom in 2001 (under which we recorded (euro)292 million in revenue in 2001).

         In France, the increase in revenue is primarily attributable to the acquisition of Transports Verney in January 2002, which reinforced our position in France, as well as several other less significant acquisitions. Transports Verney recorded (euro)150 million in revenue in 2002.

         Outside France, we recorded strong organic growth in Northern and Eastern Europe with the award of new contracts in Belgium, The Netherlands, Denmark, Finland, Poland and the Czech Republic and the renewal until 2009 of the contract to operate the Stockholm metro system. The development of our regional transportation activities in Germany, the award of new contracts in the United States (including in Fairfax and Los Angeles) and the development of our transportation activities in Spain also contributed to organic growth in our transportation revenue outside France. External growth outside France is primarily attributable to the full-year effect of strategic acquisitions of mid-sized companies in The Netherlands, Slovenia and Finland.

         FCC

         Excluding the results of Proactiva, which are included in the results of our water and waste management segments, our consolidated 49% share of FCC's total revenue grew by 8.1% from (euro)2.5 billion in 2001 to (euro)2.7 billion in 2002. Excluding changes in the scope of FCC's consolidation, FCC's revenue increased by 8.5% in 2002 at constant exchange rates. The increase in FCC's revenue is primarily attributable to internal growth in its public services activities, and particularly its waste management and construction activities, mainly as a result of large construction projects in Spain, where FCC's revenue grew by 9.8% in 2002.

         EBIT

         EBIT reflects our operating income (loss) before goodwill amortization and restructuring costs. Our EBIT slightly decreased from (euro)2,013.1 million in 2001 to (euro)1,971.3 million in 2002, primarily as a result of the sale of non-core businesses and the negative impact of fluctuations in currency exchange rates in 2002. Our EBIT from core businesses increased by 1.9% from
(euro)1,813.1 million in 2001 to (euro)1,847.3 million in 2002, and at constant exchange rates by 3.2% to (euro)1,871.0 million in 2002.

         As a percentage of our revenue, EBIT slightly decreased from 6.9% in 2001 to 6.6% in 2002 due to the combined effect of revenue growth and decline in EBIT.

         The following table shows a breakdown of our EBIT by division:

                                        At December 31,
              (in millions of(euro))      2002            2001          % Change
                                       --------      ----------

        Water                           1,024.3          1,089.6          (6.0)%
        Waste Management                  385.2            390.7          (1.4)%
        Energy Services                   244.0            220.5           10.7%
        Transportation                    115.6            112.1            3.1%
        FCC(1)                            250.3            229.5            9.1%
        Holding Company Costs            (48.1)           (29.3)
                                       --------      ----------
                 Total                  1,971.3          2,013.1          (2.1)%

        --------------------------------------
        (1) Figures reflect a 49% share of FCC's EBIT. Under French GAAP, we proportionally consolidate FCC based on our 49% interest in the holding company that controls it. Under U.S. GAAP, FCC would be accounted for using the equity method. See Note 27A to our consolidated financial statements.

         Water

         The decline in EBIT of our water division is primarily attributable to the impact of the sale of non-core businesses in 2002 and the depreciation of the U.S. dollar and several Latin-American currencies against the euro. On a comparable basis, EBIT from our core water businesses increased by 2.9% to
(euro)900.3 million in 2002, and at constant exchange rates by 4.2%. On a comparable basis, our EBIT increased in all of our regions (except the United States) as a result of an improvement in the profitability of our core water businesses due to the implementation of productivity and cost-control measures to maintain our profit margins in France and the full-year impact of the implementation of the restructuring program started in 2001 at Vivendi Water Systems and the commencement of operations under contracts won outside of France since 2000, particularly in Europe and Asia. These factors more than offset the decline in EBIT from our core water businesses in the United States, where our profitability has been affected by the impact of the economic downturn on the water equipment market and the full-year impact of the increase in our insurance premiums in 2001. We commenced implementing several restructuring programs in the United States in 2002 to adjust our industrial capacity to reflect the slowdown in the U.S. market, particularly in the water equipment market, and to reorganize our operations following the sale of our non-core businesses. However, these programs have not yet generated the expected results. Our water division's EBIT / revenue ratio declined from 8.0% in 2001 to 7.7% in 2002.

         Waste Management

         The decline in EBIT of our waste management division resulted mainly from the economic downturn in Latin America and the depreciation of the U.S. dollar against the euro. Excluding Proactiva, which conducts our waste management operations in Latin America, EBIT of our waste management division increased by 2.5% from (euro)379.4 million in 2001 to (euro)389.0 million in 2002, and at constant exchange rates by 5%. This increase is primarily attributable to the sustained level of activity in the United States (particularly in solid and hazardous waste), the United Kingdom and Asia, which more than offset the difficulties experienced in the renegotiation of contracts in Norway and, to a lesser extent, France. As a result of the combined effect of revenue growth and the decline in EBIT, which was particularly pronounced in our Latin American operations, our waste management division's EBIT / revenue ratio declined from 6.6% in 2001 to 6.3% in 2002.

         Energy Services

         The increase in EBIT of our energy services division is due mainly to the commencement of operations under new contracts and the full-year impact of acquisitions made in Central and Southern Europe in 2001, which more than offset the negative impact of fluctuations in exchange rates in 2002. At constant exchange rates, EBIT of our energy services division grew by 9.0%. Our energy services division's EBIT / revenue ratio declined from 5.5% in 2001 to 5.3% in 2002 due to the shift in the relative weight of Dalkia's different activities, particularly in France following the integration of EDF's services activities, and the costs incurred in connection with the commencement of operations under new contracts in Eastern Europe.

         Transportation

         The slight increase in EBIT of our transportation division is primarily attributable to the consolidation of the Verney Group acquired in January 2002 and the full-year impact of new contracts won in 2001, which more than offset the downturn in the UK market resulting from a decrease in passenger frequentation on our transportation networks. At constant exchange rates, EBIT grew by 2.9% to (euro)115.3 million in 2002. In addition, our 2001 EBIT reflected the non-recurring indemnities we received in connection with the termination of our South Central contract in the United Kingdom, which are not included in our 2002 EBIT. Despite the increase in EBIT, our transportation division's EBIT / revenue ratio declined from 3.6% in 2001 to 3.4% in 2002 due to the effects of the downturn in the UK market.

         FCC

         Our share of EBIT generated by FCC amounted to (euro)250.3 million in 2002, an increase of 9.1% over (euro)229.5 million in 2001, reflecting primarily the increase in profitability of FCC's public services segment, which more than offset the negative impact of fluctuations in exchange rates. At constant exchange rates, our share of FCC's EBIT grew by 9.4% to (euro)251.1 million in 2002. Our share of FCC's EBIT represented 9.4% of our share of FCC's revenue in 2002, compared to 9.3% in 2001.

         EBIT By Region

         The following table shows a breakdown of our EBIT by geographical region:

                                                          At December 31,
                   (as a % of EBIT)                   2002               2001
                                                    --------          --------

                   France                                30%               32%
                   Europe (except France)                38%               33%
                   Americas                              25%               30%
                   Rest of World                          7%                5%
                                                    --------          ---------
                            Total                       100%              100%

         The decrease in the proportional contribution to EBIT of our activities in the Americas and France is primarily attributable to the sale of non-core businesses (most of which were operated by USFilter), the downturn in the water equipment market in the United States and the commencement of operations under contracts won from 2000 through 2002 in Central Europe and Asia.

         Margins

         The following table shows a breakdown of our operating margins, which are defined as our EBIT / revenue ratio, by division:

                                                          At December 31,
                                                      2002              2001
                                                    --------          --------

                  Water                                7.7%               8.0%
                  Waste Management                     6.3%               6.6%
                  Energy Services                      5.3%               5.5%
                  Transportation                       3.4%               3.6%
                  FCC(1)                               9.4%               9.3%
                                                    --------          --------
                    Total                              6.6%               6.9%
                    Total Core Businesses              6.6%               6.8%
                  -------------------------------

                 (1) Figures reflect our consolidated 49% share of FCC's revenue and EBIT.

         Operating Expenses

         The following table shows a breakdown of our operating expenses in 2001 and 2002:

                                                            At December 31,
                      (in millions of(euro))           2002              2001
                                                    --------          --------

         Construction for Internal Use Assets          1,743            1,745
         Wages                                         8,693            8,034
         Depreciation and Reserves                     1,722            1,423
         Other Expenses                               15,950           15,911
                                                    --------          --------
           Total                                      28,108           27,113

         The increase in our operating expenses is primarily attributable to the increase in wages paid to our employees (mainly due to an increase in the number of our employees resulting from our recent acquisitions and the commencement of operations under new labor-intensive contracts) and in our depreciation expenses and reserves accrued (mainly due to the effect of the continued growth in our investments until 2001).

         Goodwill Amortization

         Our goodwill amortization decreased sharply from (euro)2.9 billion in 2001 to (euro)272.2 million in 2002, principally due to:

          o a slight decrease in recurring goodwill amortization from(euro)257.0 million in 2001 to(euro)250.2 million in 2002; and

          o a sharp decrease in non-recurring goodwill amortization from(euro)2.7 billion in 2001, which includes an exceptional goodwill write-off of(euro)2.6 billion relating to an impairment of the goodwill recorded in connection with the acquisition of United States Filter Corporation, to(euro)77.0 million in 2002, which includes an exceptional write-off of all of the goodwill associated with Proactiva's Latin American subsidiaries in light of the general situation of our Latin American markets and the non-renewal of our water services contract in Puerto Rico as from July 2002, as well as an exception write-off of(euro)20 million of goodwill associated with a German subsidiary of Vivendi Water that does not conduct any water distribution activities.

         Restructuring Costs

         Our restructuring costs increased from (euro)49.4 million in 2001 to
(euro)56.6 million in 2002. Restructuring expenses in 2002 related mainly to:

          o (euro)24.9 million accrued in connection with the restructuring of USFilter's water activities in the United States, including a
               (euro)14.6 million reserve accrued for costs resulting from the reduction of personnel (232 employees) and the closure of several sites in USFilter's water equipments and systems branch due to the slowdown in the industrial equipment market, and a (euro)7.8 reserve accrued for costs resulting from the restructuring of several distribution networks for USFilter's Culligan bottled water products as a result of a decline in revenue from those networks;

          o (euro)11.5 million in restructuring expenses paid in 2002 in our transportation activities, primarily in connection with programs to reduce personnel and increase productivity in the United Kingdom and Australia;

          o (euro)8.7 million in restructuring costs in our energy services activities associated with the integration of SIRAM and the personnel affected to our contracts in Tallinn, Estonia and Vilnius, Lithuania, which should result in the reduction of personnel by 596 employees; and

          o (euro)5 million in restructuring costs in our water equipment activities, which are operated by Vivendi Water Systems, in connection with several plans implemented in Germany, Spain, Turkey and the United Kingdom.

         Restructuring expenses in 2001 related mainly the restructuring of our water activities ((euro)33.7 million), primarily in the United States, and our waste management activities ((euro)12.3 million) in the context of the reorganization of Onyx's information technology services and the restructuring of Rimsa, a Mexican waste management operator acquired in 2001.

         Operating Income

         We recorded operating income of (euro)1.6 billion in 2002, compared to an operating loss of (euro)946.4 million in 2001. Our operating income, which is defined as our EBIT less goodwill amortization and restructuring costs, was significantly affected in 2001 by the non-recurring write-off of goodwill associated with the acquisition of USFilter, which was recorded in our water division. In 2002, our operating income slightly decreased in our energy services and transportation divisions mainly as a result of the impact of our restructuring initiatives described above, which was more than offset by the positive contribution to operating income by our water division, compared to an operating loss in 2001, and the increase in operating income contributed by our waste management division and FCC.

         The following table shows a breakdown of our operating income by division:

                                                 At December 31,
             (in millions of(euro))           2002            2001      % Change
                                          ---------     ---------

      Water(1)                                  870       (1,694)           n.a.
      Waste Management(1)                       325           294          10.5%
      Energy Services                           200           207         (3.4%)
      Transportation                             88            98        (10.2%)
      FCC(2)                                    242           230           5.2%
      Others                                  (137)          (81)           n.a.

               Total                          1,588         (946)           n.a.
      ----------------------------------

     (1) Excluding the results of Proactiva's water and waste management activities, as applicable, which are recorded separately.

     (2) Figures reflect our consolidated 49% share of FCC's operating income.

         Financial Income (Expense)

         We incurred net financial expense (which includes dividends received, profit or loss on sales of marketable securities, foreign exchange profit or loss and financing costs) of (euro)648.1 million in 2002, compared with net financial expense of (euro)798 million in 2001. The decrease in net financial expense was principally due to a decline in our average financing costs from
(euro)764.2 million in 2001 to (euro)680.9 million in 2002. The decrease in our financing costs is attributable to a reduction in our outstanding indebtedness as a result of our capital increase in 2002 and the implementation of our divestment program. Our financing costs were also affected by a decline in interest rates for euro- and dollar-denominated debt in 2002, which allowed us to refinance a part of our higher-cost debt through the issuance of (euro)1 billion in bonds in 2002. The average cost of our debt decreased from 4.85% in 2001 to 4.25% in 2002.

         Excluding the impact of our financing costs, we recorded net financial income of (euro)32.8 million in 2002, compared to net financial expense of
(euro)33.8 million in 2001. In 2002, we recorded financial income as a result of:

          o a capital gain of (euro)110.3 million from the sale of our participation in Philadelphia Suburban Corporation, which was recorded as financial income because we have been accounting for this participation as marketable securities as from January 1, 2002, when we ceased accounting for it under the equity method as a result of our decision to sell our entire stake in this company,

          o a net foreign exchange gain of(euro)44.0 million, which arose mainly in connection with the sale of USFilter's Distribution division, and

          o dividends from companies accounted for under the equity method amounting to(euro)16.4 million,

          which was partially offset by financial expenses resulting mainly from:

          o a non-recurring (euro)32.2 million reserve accrued in connection with shares of our company that we hold as treasury stock, which includes (euro)23.8 million in shares imputed to our shareholders' equity at their value as of June 30, 2002, and
               (euro)8.4 million in shares allocated to our employee share purchase program reserve calculated at an average price of
               (euro)23.08 per share as of December 31, 2002,

          o the amortization of(euro)33.4 million in redemption premium, a substantial part of which corresponds to redemption premium on our convertible bonds (OCEANE),

          o a non-recurring (euro)30.3 million reserve accrued in connection with several financial investments, including in Argentina ((euro)5 million) and Slovakia ((euro)6.5 million) and in connection with shares of Vivendi Universal that we hold ((euro)8.7 million),

          o commissions paid to financial institutions amounting to(euro)28.5 million, and

          o    the amortization of(euro)13.5 million in borrowing costs.

         Other Income (Expense)

         We record non-recurring income and charges as "other income (expense)." We define non-recurring income and charges as those resulting from extraordinary events that are not likely to reoccur in the ordinary course of our operations, including capital gains and losses recorded in connection with the sale of our subsidiaries and assets. In determining whether income or an expense should be classified as non-recurring, we apply the restrictive definition of extraordinary event set forth in Rule 8 of the International Accounting Standards, or IAS. We posted net other expense of (euro)59.7 million in 2002, compared with net other income of (euro)38.9 million in 2001.

         Our net other expense in 2002 resulted from the capital losses recorded in connection with the sale of USFilter's Distribution division ((euro)59 million), Bonna Sabla ((euro)44 million) and Schwarze Pumpe ((euro)24 million), a subsidiary of our Berlin water company, and a provision recorded for a German subsidiary of Vivendi Water that does not conduct any water distribution activities in light of this subsidiary's anticipated results ((euro)10 million). These capital losses were only partially offset from capital gains of (euro)73 million recorded in connection with the sale of our minority interest in two UK water distribution companies, Bristol Water Holding and South Staffordshire, and a dilution gain of (euro)10.7 million that arose from the merger of FCC with Portland Valderrivas, which controlled Cementos Portland, FCC's main cement subsidiary.

         The amount for 2001 included a total capital gain and dilution gain of
(euro)121 million recorded in connection with the implementation of our strategic partnership agreement with EDF, a capital gain of (euro)23 million recorded by FCC in connection with the disposal of its interest in Safei and a capital gain of (euro)11 million in connection with the disposal of our interest in Midkent. These gains more than offset (euro)100 million in other expense incurred in connection with the impairment of certain assets of Berliner Wasser Betriebe that are not related to our water business.

         Tax Expense

         Our tax expense in 2002 was (euro)437.3 million, compared with tax expense of (euro)462.3 million in 2001. Our effective corporate income tax rate in 2002 was 36.2%, compared to 38.4% in 2001. The decline in our effective corporate income tax rate is primarily attributable to the positive effects of the French tax group status obtained by our company in 2001.

         Our Share in Net Earnings of Companies Accounted for by the Equity
Method

         Our share in net earnings of companies accounted for by the equity method reached (euro)39.0 million in 2002, compared to (euro)47.8 million in 2001. The largest contributions were made by companies accounted for by FCC using the equity method ((euro)19.5 million) and Proactiva ((euro)3.5 million) and our minority participations in U.K. water distribution companies that we sold in 2002 ((euro)9.2 million). The decrease in our share of net earnings of equity investees in 2002 is primarily attributable to the sale of our participations in Philadelphia Suburban Corporation (which contributed
(euro)11.9 million in 2001) and Bristol Water Holding and South Staffordshire (which together contributed (euro)13.7 million in 2001).

         Minority Interest

         Our minority interest expense totaled (euro)142.2 million in 2002, compared to (euro)131.2 million in 2001. The principal minority interests are related to FCC ((euro)108.7 million), Proactiva ((euro) (30.8) million), our energy services subsidiaries ((euro)24.8 million), our waste management subsidiaries ((euro)16.5 million), our water subsidiaries ((euro)7.0 million), our transportation subsidiaries ((euro)1.8 million) and holding companies ((euro)14.2 million, which reflects mainly interest paid to the holders of our subordinated convertible bonds).

         Consolidated Net Income

         We recorded consolidated net income of (euro)339.2 million in 2002, compared to a consolidated net loss of (euro)2,251.2 million in 2001. Our recurring consolidated net income, which excludes exceptional items and non-recurring charges, amounted to (euro)428.5 million in 2002, compared to recurring consolidated net income of (euro)420 million in 2001. Our recurring consolidated net income reflects our EBIT after adding or deducting, as the case may be, the recurring portion of goodwill amortization, financial income (expense), our share in net earnings of companies accounted for by the equity method, minority interests and ordinary tax expenses.

         The following table shows a breakdown of the main recurring and non-recurring elements in our consolidated net income for 2002:

      (in millions of(euro))              Recurring    Non-Recurring      Total
                                          --------    ---------------   --------
      EBIT                                 1,971.3               -       1,971.3
      Restructuring Expenses                     -          (56.6)        (56.6)
      Goodwill Amortization                (250.2)          (77.0)       (327.2)
      Financial Income (Expense)           (706.0)            57.9       (648.1)
      Other Income (Expense)                     -          (59.7)        (59.7)
      Equity in Net Income of Affiliates      39.0               -          39.0
      Minority Interests(1)                (177.3)            35.1       (142.2)
      Tax Income (Expense)                 (448.3)            11.0       (437.3)
                                           ------           ------       ------
           Total                             428.5          (89.3)         339.2
      -----------------------------------
      (1)The non-recurring portion of our minority interests in 2002 includes
      (euro)21 million related to Proactiva and (euro)13.8 million related to several German water subsidiaries of Eaux de Berlin, a subsidiary of Vivendi Water.

         Based on our average number of shares outstanding during the year (370.2 million), our net earnings per share amounted to (euro)0.93 in 2002, compared to a net loss per share of (euro)6.55 in 2001 (based on 346.2 million shares outstanding on average over 2001). Our recurring net earnings per share amounted to (euro)1.16 in 2002, compared to recurring net earnings per share of
(euro)1.21 in 2001.

                         LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

         Net cash flow from operating activities includes funds generated from operations and changes in operating assets and liabilities. Net cash flow from operating activities decreased by (euro)575 million from (euro)2.9 billion in 2001 to (euro)2.3 billion in 2002, mainly as a result of the impact of the reduction of our securitization and receivable sales program on net changes in our working capital. Our securitization and receivable sales program had a positive impact on our net cash flow from operating activities of (euro)815 million in 2001, compared to a negative impact of (euro)223 million in 2002. Excluding the impact of our securitization and receivable sales program, net cash flow from operating activities rose by 22% from (euro)2.1 billion in 2001 to (euro)2.5 billion in 2002. This increase of (euro)463 million was primarily due to a decrease in interest expenses of (euro)83 million and an increase in profitability in each of our divisions in 2002. Excluding net changes in working capital, net cash flow from operating activities grew from (euro)2.5 billion in 2001 to (euro)2.8 billion in 2002.

         Net cash flow from investing activities includes cash flows resulting from acquisitions and divestitures of tangible and financial assets, acquisitions and disposals of businesses, equity-method investments and net changes in long-term and short-term loans made by our company in connection with its activities. Cash outflows from investing activities were (euro)2.1 billion in 2001, compared to an outflow of (euro)3.4 billion in 2000. The decline in cash used in investing activities is primarily attributable to an increased selectivity in our investments and the implementation of a larger divestment program in 2002. Cash outflow in 2002 resulted from (euro)2.6 billion in cash used in industrial investments (compared to (euro)2.9 billion in 2001) and
(euro)1.1 billion in financial investments (compared to (euro)1.3 billion in 2001), net of more than (euro)1.7 billion in cash generated by asset disposals (compared to (euro)598 million in 2001).

         Net cash outflow from financing activities was (euro)570 million in 2002, compared to net cash inflow of (euro)1.2 billion in 2001. Net cash outflow from financing activities in 2002 is primarily attributable to a reduction in our short-term debt following our (euro)1.5 billion capital increase in August 2002. Net cash inflow from financing activities in 2001 is mainly due to an increase in our long-term debt to improve the average maturity of our indebtedness and to cash inflows of (euro)411 million related to increases in Dalkia's capital due to the implementation of our strategic partnership agreement with EDF ((euro)177 million) and other financing activities described under "-- Sources of Funds" below.

Sources of Funds

         We actively managed our financing policy in 2002, despite difficult market conditions. Our main programs and actions in 2002 included:

          o The reinforcement of our financial autonomy, primarily as a result of the amendment of the terms of our convertible bonds (OCEANE) to eliminate a cross-default clause linked to Vivendi Universal;

          o The continued implementation of our policy to have all of our principal financings at the level of our company, which as of December 31, 2002 held two thirds of our outstanding consolidated debt;

          o The continued implementation of our policy to extend the average maturity of our indebtedness, which increased from 3.5 years in 2001 to 4.0 years in 2002; and

          o The rationalization of our covenant obligations through the elimination of our credit rating triggers and a renegotiation of our other financial covenants to increase our financial flexibility, obtain a homogenous set of covenants for all of our financial debt and to satisfy requests made by our credit rating agencies.

          Our main financing activities in 2002 included:

          o The strengthening of our financial structure through a(euro)1.5 billion capital increase in August 2002;

          o The issuance of(euro)1 billion in bonds due February 2012 that bear interest at a fixed rate of 5.88%; and

          o The renewal for 5 years of the securitization program adopted by Vivendi Water in 2001, which as of December 31, 2002 amounted to(euro)416 million.

         To optimize the management of our working capital, in 2002 we renewed our (euro)1 billion securitization and receivables sales program that was adopted at the end of 2001. In connection with securitization transactions under this program, we typically retain a subordinated interest in the receivables transferred to the securitization fund, which entitles us to receive collections on the sold receivables after all amounts due to the fund have been fully paid, and we agree to provide ordinary course billing and collection services in respect of the transferred receivables. We do not assume any obligation to guarantee or otherwise provide funds to cover shortfalls in collections in respect of sold receivables.

         The following table shows our total outstanding financial debt, net of cash and other financial assets, at December 31, 2002 and 2001.

                                                At December 31,
                                         2002                       2001
                                          (in millions of (euro))

        Long-Term Financial Debt            12,913.0                 13,134.0
        Short-Term Financial Debt            3,795.9                  4,889.5
                                        ------------             ------------
             Total Financial Debt           16,708.9                 18,023.5
                                        ------------             ------------
        Short-Term Loans                       487.6                    985.5
        Long-Term Loans                        512.4                    341.8
        Cash and Cash Equivalents            2,381.9                  2,089.3
        Other Marketable Securities            260.6                    324.1
                                        ------------             ------------
             Total Financial Assets          3,642.5                  3,740.7
                                       =============            =============
        Total Net Debt                      13,066.4                 14,282.8

         Because our total net financing costs includes all of our financial income, net of charges, our net debt takes into account all financial assets that generate financial income, including our short-term and long-term loans and our marketable securities.

         We monitor the liquidity of our group in coordination with designated managers at the operating level. The incurrence and management of new material financings are centralized in order to steer our present and future liquidity to optimum levels. We satisfy our financing needs through bank loans, commercial paper and debt issues on the international capital markets and the international private placement markets.

         At December 31, 2002, we had the following sources of funds available:


                                                                            millions of(euro)
                                                                         --------------------
       Our Company
            Undrawn Short-Term Credit Lines                                          1,150.0
            Undrawn Medium-Term Credit Lines                                           150.0
            Undrawn Portion of Medium Term Syndicated Loans                          2,149.0
            Cash, Cash Equivalents and Other Marketable Securities                     827.7
                                                                                ------------
       Our Subsidiaries
            Undrawn Medium-Term Credit Lines                                           423.1
            Cash, Cash Equivalents and Other Marketable Securities                   1,814.8
                                                                               =============
       Total                                                                         6,514.6

The following table lists the aggregate maturities of our long-term debt at December 31, 2002:

                                                               Payments Due by Period
                                    ---------------------------------------------------------------------------------
                                                                                                            2009 and
                         Total        2003        2004        2005        2006        2007        2008     thereafter
                        --------    --------    --------   ---------    --------   ---------   ---------    --------
Syndicated and
Bilateral Credits        3,137.6           -     2,164.9       226.9       745.8           -           -           -
Long-Term Loans
                         4,338.1           -       127.9       570.0       394.1       548.8       297.9     2,399.4
Bonds                    5,437.3           -        18.7     2,035.3       140.0           -     2,000.0     1,243.3
                        --------    --------    --------   ---------    --------   ---------   ---------    --------
Total                   12,913.0           -     2,311.5     2,832.2     1,279.9       548.8     2,297.9     3,642.7
                       =========   =========   =========   =========   =========   =========   =========   =========


         In addition, we recently reinforced our liquidity through a private placement in the United States of US $404 million in notes with maturities ranging from 10 to 15 years. The notes were issued on January 31, 2003 and is part of our refinancing policy. We also continue to pursue our negotiations to further extend the maturity of our existing short-term credit lines and to obtain new medium-term credit lines.

         Most of our debt instruments and loan agreements contain covenants that require us to maintain certain minimum financial ratios, including interest coverage and debt payout ratios as defined in the relevant agreements. Each agreement contains different ratios and coverage amounts and would allow our creditors to require us to repay all outstanding amounts in the event we cease to comply with one or more of these covenants. These covenants are described in
Note 15 to our consolidated financial statements. We are currently in compliance with all of the financial covenants set forth in our debt instruments and agreements.

         We are exposed to certain risks relating to the availability or use of our sources of funds, particularly the risk of a downgrade in our credit ratings. The main credit rating agencies, Moody's and Standard & Poor's, have assigned investment-grade credit ratings to our company. However, on May 3, 2002, Moody's placed our credit rating on watch with negative implications, while on May 7, 2002, Standard & Poor's revised its outlook on our company from stable to negative. A downgrade in our credit ratings could lead to a significant increase in the cost of our outstanding debt and our future borrowing costs, which in turn could negatively affect our financial condition and our ability to incur additional debt to finance our operations or refinance maturing debt in the future. We are currently not subject to any material credit rating downgrade covenants. Our credit ratings are currently BBB+ with a stable outlook (Standard & Poor's) and Baa1 with a negative outlook (Moody's).

         We believe that our future capital requirements, including those for organic growth and certain acquisitions, can be met from operating cash flow and disposals of assets.

Use of Funds

         Capital Expenditures

         Capital expenditures totaled (euro)2.6 billion in 2002, a 10% decrease compared to (euro)2.9 billion in 2001 that resulted primarily from increased selectivity in our investments. Our capital expenditures were made in our different divisions in the following manner:

          o Capital expenditures in our water business amounted to (euro)1.1 billion in 2002 (a decrease of 9% over capital expenditures of (euro)1.2 billion in 2001), of which (euro)503 million were for growth-related spending (compared to (euro)655 million in 2001) and (euro)584 million were for replacement and maintenance spending (compared to (euro)533 million in 2001);

          o    Capital expenditures in our waste management business amounted to
               (euro)739 million in 2002 (a decrease of 7% over capital expenditures of (euro)794 million in 2001), of which (euro)356 million were for growth-related spending (compared to (euro)343 million in 2001) and (euro)383 million were for replacement and maintenance spending (compared to (euro)451 million in 2001);

          o    Capital expenditures in our energy services business amounted to
               (euro)342 million in 2002 (a decrease of 15% over capital expenditures of (euro)402 million in 2001), of which (euro)246 million were for growth-related spending (compared to (euro)276 million in 2001) and (euro)96 million were for replacement and maintenance spending (compared to (euro)126 million in 2001);

          o    Capital expenditures in our transportation business amounted to
               (euro)155 million in 2002 (a decrease of 46% over capital expenditures of (euro)288 million in 2001), of which (euro)47 million were for growth-related spending (compared to (euro)114 million in 2001) and (euro)108 million were for replacement and maintenance spending (compared to (euro)174 million in 2001); and

          o Capital expenditures in Proactiva and our share (49%) of FCC's capital expenditures amounted to (euro)279 million (an increase of 35% over capital expenditures of (euro)207 million in 2001), of which (euro)127 million were for growth-related spending (compared to (euro)109 million in 2001) and (euro)152 million were for replacement and maintenance spending (compared to (euro)98 million in 2001).

         Financial Investments

         Our financial investments, which consist of equity-method investments and other equity participations, totaled (euro)1.1 billion in 2002, a decrease of 3.2% over financial investments of (euro)1.2 billion in 2001. Many of our financial investments consist of acquisitions of local entities or interests in local entities in connection with new contracts won outside France. The decline in 2002 is primarily attributable to increased selectivity in our investments. Our financial investments were made in our different divisions in the following manner:

          o Financial investments in our water business amounted to (euro)740 million in 2002 (an increase of 46% compared with 2001), primarily relating to our contracts in Pudong, China ((euro)265 million), in Tangiers-Tetouan-Rabat, Morocco ((euro)133 million), and several less significant acquisitions in the United States relating to water treatment assets ((euro)110 million);

          o Financial investments in our waste management business amounted to (euro)104 million in 2002 (a decrease of 16% compared with 2001), including (euro)29 million in Norway and (euro)24 million paid as a purchase price adjustment in connection with the acquisition of a French company;

          o    Financial investments in our energy services business amounted to
               (euro)94 million in 2002 (compared to (euro)303 million in 2001, which included the transfer of EDF's energy services operations and our acquisition of SIRAM), including (euro)35.3 million in Tallinn, Estonia, and (euro)36.5 million in Poland;

          o    Financial investments in our transportation business amounted to
               (euro)112 million in 2002 (a decrease of 22.2% compared with 2001), including our acquisition of Verney Group ((euro)47.2 million) and our acquisition of an additional stake in the Stockholm metro operator ((euro)26.1 million).

         The remaining (euro)85 million in financial investments relate to investments made by FCC, Proactiva and our company.

         Research and Development; Patents and Licenses

         See "Information on the Company -- Business Overview -- Research and Development" and "Information on the Company -- Business Overview -- Intellectual Property" for a description of our investments in these areas.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         Directors and Senior Management

         In accordance with French law applicable to a societe anonyme a directoire et conseil de surveillance, a form of stock corporation, we have a two-tier management structure pursuant to which a management board (directoire) manages our day-to-day affairs under the general supervision of a supervisory board (conseil de surveillance), the members of which are elected by shareholders. We refer to the members of our management board and the members of our supervisory board collectively as "directors."

         We have proposed to our shareholders to change the corporate form of our company to a societe anonyme, which is a French corporation with a single board of directors. If our shareholders approve this change at the general shareholders' meeting to be held on April 30, 2003, the current chairman of our management board, Mr. Henri Proglio, would become the chairman of our board of directors, and several of the members of our supervisory board would become members of our board of directors. The current members of our management board would continue to hold management positions with our company, but would not become members of our board of directors.

Supervisory Board

         The supervisory board has the responsibility of supervising the management of our company. Throughout the year it carries out such inspections as it considers appropriate and is given access to any documents it considers necessary. Our supervisory board also reviews the annual report and accounts prepared by management board and presents its review of the report and accounts to the shareholders at the annual shareholders meeting. It authorizes the management board to take certain actions related to strategic decisions, including consummating transactions that could substantially affect the scope of our activities and executing significant agreements. In addition, under French law, the supervisory board holds certain specific powers, including the power to appoint the members of the management board.

         Pursuant to our statuts, which were adopted at a shareholders' meeting held on April 21, 2000, the supervisory board must have between three and 24 members. Our supervisory board currently consists of 14 members, four of which are independent members. Our statuts provide that each member is elected by the shareholders at an ordinary general meeting of the shareholders for a renewable four year term. However, 3 of the current members of our supervisory board (Messrs. Fourtou, Azema and Espinasse) were co-opted on September 23, 2002 following the resignation of Messrs. Eric Licoys and Guillaume Hannezo and Mrs. Catherine Gros, and another member (Mr. Schweitzer) was co-opted on February 5, 2003 following the resignation in December 2002 of Mrs. Esther Koplowitz. None of the members of our supervisory board were appointed or designated by our employees. Members of the supervisory board can be removed from office by a majority shareholder vote at any time. They meet as often as the interests of our company require.

         Our supervisory board is required to meet at least 4 times a year to review the quarterly reports prepared by the management board and at least once each year to review our annual accounts and supporting documents prepared by the management board. During 2002, our supervisory board met five times. The average rate of attendance to meetings of the supervisory board by its members in 2002 was approximately 70.2%. Under the French commercial code, members of our supervisory board can be held civilly liable for unlawful actions and omissions taken in connection with their duties as directors, in particular, for failing to supervise adequately the management of our company. Unlike members of a management board, however, supervisory board members cannot be held liable for unlawful actions of the company. Also unlike members of the management board, supervisory board members are not subject to joint and several liability. Our statuts provide that each member of our supervisory board must own at least 750 of our shares.

         In March 2003, the supervisory board adopted a charter that provides, among other things, that each year before the publication of the annual report, the supervisory board will evaluate the independence of each of its members on the basis of certain criteria enumerated in the charter, the particular circumstances and situation of the member, our company and our group as well as the opinion of our nominations and compensation committee. On the basis of this criteria, we currently have four independent directors on our supervisory board. To qualify as "independent" under our charter, a director must not have any relations with our company, our subsidiaries or our management that could impair his or her objective judgment. In particular, an independent director must:

          o not be an employee of our company, a member of our management board, a director or executive officer of our previous parent company or any of its subsidiaries, or have been any of these during the past 3 years,

          o not be a director of a company in which our company is a director or in which a director (or a person that was a director within the preceding 3 years) or a designated employee of our company is a director,

          o not be a client, supplier, investment banker or commercial banker (or any person related, directly or indirectly, to these persons) that has provided material financing to our company or its subsidiaries, or for which our company or its subsidiaries represents a material portion of their respective businesses,

          o not have close family ties with one of our directors or members of our management board,

          o not have been an auditor for our company during the past 5 years, and

          o not have been a member of our supervisory board for more than 12 years.

         The definition of an independent director reflects the recommendations of the report on French corporate governance prepared by a blue ribbon panel led by Mr. Daniel Bouton in 2002, and is more restrictive than the independence criteria set forth in the rules recently adopted by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002. In addition, under its charter, our supervisory board may decide that one of its members should not be considered independent for any reason whatsoever, in light of specific facts and circumstances, even if that member meets the criteria described above. Also, if a member of our supervisory board holds at least 10% of our shares, or represents a shareholder holding at least 10% of our shares, the supervisory board will determine whether that member may be considered independent on the basis of a report prepared by the nominations and compensation committee, the structure of our shareholder base and the existence of potential conflicts of interest.

         Our supervisory board is required to evaluate its procedures, verify that important matters are adequately prepared and discussed within the board and measure the contribution to its work and the participation in its debates by each of its members. We evaluate the performance of our supervisory board every three years through a committee led by one of our independent directors, external consultants or any other means we believe are appropriate. In addition, the nominations and compensation committee meets once a year to discuss the performance of our senior management, with the participation of any members of the supervisory board that are not employees of our company or its subsidiaries.

         The charter of our supervisory board strengthens the right of each member of our supervisory board to receive information on our company and our business. In addition, the charter provides that each member of our supervisory board is bound by a number of duties and obligations, including:

          o an obligation to inform themselves of and comply with all applicable laws,

          o    a duty to act in the corporate interest of our company,

          o an obligation to inform the supervisory board of any existing or potential conflict of interest and to inform the chairman of our supervisory board of any agreement entered into by our company in which he or she has any direct or indirect interest,

          o    a duty of loyalty,

          o    a duty of professional secrecy, and

          o an obligation to comply with our company's insider trading policy.

         The following table sets forth the names and the ages of the members of the supervisory board, their current function in our company and their principal business activities outside of our company. Unless otherwise noted below, the terms of the members of our supervisory board expire on the date of the general shareholders' meeting called to approve our financial statements for fiscal year 2003, which is expected to be held in April 2004.

Name                        Age         Function in Vivendi         Principal Business         Date Initially
                                           Environnement            Activities Outside           Appointed
                                                                   Vivendi Environnement
                           --------     ------------------     ----------------------------   ---------------
Jean-Rene Fourtou(1)          63           Chairman of the     Chairman and CEO of Vivendi    September 2002
                                         supervisory board                      Universal

Jean Azema(1)(3)              49                  Director      Chairman of the management    September 2002
                                                                         board of Groupama

Daniel Bouton                 52                  Director     Chairman and CEO of Societe      October 2000
                                                                                  Generale

Jean-Marc Espalioux           50                  Director      Chairman of the management    September 2000
                                                                            board of Accor

Jacques Espinasse(1)          59                  Director    Executive Vice President and    September 2002
                                                                  CFO of Vivendi Universal

Paul-Louis Girardot           69                  Director                                      October 2000

Richard Heckmann              59                  Director    Chairman and Chief Executive      October 2000
                                                                       Officer of K-2 Inc.

Arthur Laffer(3)              62                  Director    Chairman and Chief Executive    September 2000
                                                              Officer of Laffer Associates
                                                                    and Laffer Investments

Jean-Marie Messier            46                  Director                                        April 2000

Serge Michel                  76                  Director             Chairman of Soficot      October 2000

Georges Ralli                 55                  Director     Executive Vice President of      October 2000
                                                                  Lazard Freres and Lazard
                                                                  Freres Banque and Deputy
                                                                    Chairman of Lazard LLC

Louis Schweizer(2)(3)         61                  Director     Chairman and CEO of Renault     February 2003

Murray Stuart(3)              69                  Director                                      October 2000

Antoine Zacharias             63                  Director       Chairman and CEO of Vinci    September 2000

----------------
(1) Co-opted by the supervisory board on September 23, 2002 following the resignations of Messrs. Eric Licoys and Guillaume Hannezo and Mrs. Catherine Gros in September 2002.

(2) Co-opted by the supervisory board on February 5, 2003 following the resignation of Ms. Esther Koplowitz in December 2002.

(3)  Independent members of the supervisory board.

         The following information regarding the members of our supervisory board is as of January 31, 2003:

         Jean-Rene Fourtou is also a member of the supervisory boards of Groupe Canal +, Axa and Aventis, and a director of Cap Gemini and USA Interactive.

         Jean Azema is also a director of ACMA and represents Groupama Assurances et Services on the board of directors of Bollore Investissements.

         Daniel Bouton holds a degree in political science and is an alumnus of the ENA. As part of the French financial controllers' civil service corps, he occupied a number of different positions in the French Finance Ministry, including that of Budget Director, between 1988 and 1991. Since 1991 he has worked at Societe Generale, serving as Managing Director from 1993 to 1997, and as President from 1997 to the present. Mr. Bouton may be contacted at Societe Generale, Tour Societe Generale, 17 cours Valmy 92972 Paris, La Defense Cedex. Mr. Bouton is also a director of Arcelor, Schneider Electric and TotalFinaElf.

         Jean Marc Espalioux holds degrees in political science, law and economics, is an alumnus of the ENA and served in the French financial controllers' civil service corps from 1978 to 1983. In 1984 he joined Vivendi Universal, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. In 1997 he was appointed to his current position as President of the Management Board of Accor. Mr. Espalioux can be contacted at Accor, Tour Maine Montparnasse 33, avenue du Maine 75755 Paris Cedex 15. Mr. Espalioux is also a director of Air France and Credit Lyonnais.

         Jacques Espinasse is also the President of Light France Acquisition
(SAS), a member of the supervisory board of Group Canal + and a director of Cegetel Groupe and Vivendi Universal Publishing. He is also the Chairman and Chief Executive Officer of J.E.D and a Vice President of Vivendi Communications NA.

         Paul Louis Girardot was a Managing Director of Vivendi Universal until 1998. A specialist in the development of public service outsourcing activities, he has been very involved in the development not only of our water services, but also in telecommunications (particularly radio-telephony) and energy services (particularly co-generation). Mr. Girardot can be contacted at 7, rue de Tilsitt 75008 Paris.

         Richard Heckmann, a Harvard Business School graduate, is the founder of United States Filter Corporation and its President since 1990. Prior to founding USFilter Corporation, Mr. Heckmann was Vice President of Prudential Bache Securities. He has also served as Assistant Director for Finance and Investment at the Small Business Administration in Washington D.C. Mr. Heckmann can be contacted at United States Filter Corporation, 40-004 Cook Street, Palm Desert, CA 92211, U.S.A. Mr. Heckmann is also the President of the Listed Company Advisory Committee of the New York Stock Exchange.

         Arthur Laffer, Ph.D holds degrees in economics from Yale and Stanford Universities. He has a long and distinguished career in academia as well as in public service. He has held professorships at the Universities of Chicago, Southern California and Pepperdine. He has been Economic Director of the Federal Office of Management and Budget (1970), special advisor to the Secretary of the Treasury and to the Secretary of Defense (1972-1977) and a member of the Presidential Council of Economic Advisors (1981 to 1989). Professor Laffer can be contacted at Laffer Investments, Institutional Asset Managers, 5405 Morehouse Drive, Suite 340, San Diego, CA 92121, U.S.A. Mr. Laffer is also a founding member of the Policy Consultative Committee of the U.S. Congress and a director of MasTec Inc., Oxigene Inc., Nicholas-Applegate Growth Equity Fund and Petco Animal Supplies.

         Jean-Marie Messier holds degrees from the Ecole Polytechnique and the Ecole Nationale d'Administration (the "ENA"). After holding several positions in the French Finance Ministry from 1982 to 1988, he became a partner at Lazard Freres & Cie. In 1994, he was appointed President and Chief Executive Officer of Vivendi Universal and served in that capacity until 2002. Mr. Messier is also a director of Alcatel, BNP Paribas and LVMH.

         Serge Michel has spent his entire career in the construction and public works business, having served as Deputy Managing Director and President of SOGEA, President of Vinci, President of CISE and, until 1992, Deputy Managing Director of Vivendi Universal. He is currently President of Soficot, CIAM and Carre des Champs Elysees. Mr. Michel can be contacted at Soficot, 103 boulevard Haussmann, 75008 Paris. Mr. Michel is also a director of Vinci, FCC Holding, FCC Construccion, Eiffage, Sedibex, G+H Montage and Cementos Portland.

         Georges Ralli holds degrees in finance, political science (from the Paris Institute of Political Science (IEP)) and business. He has been a partner of Lazard Freres since 1993, having joined the bank in 1986. He began his banking career at Credit Lyonnais (1970-1981) and later headed the department of financial negotiations at Credit du Nord. In 1982 he served as Secretary of the Commission for the Development and Protection of Savings. Mr. Ralli can be contacted at Lazard Freres, 121, boulevard Haussmann, 75008 Paris. Mr. Ralli is also a director of Lazard Freres Banque, Fonds Partenaires Gestion, V.I.G.I., Chargeurs, Silic and Eurazeo.

         Louis Schweitzer is also a member of the supervisory board of Philips and a director of AB Volvo, EDF and BNP Paribas. He is also the President of Renault-Nissan BV.

         Murray Stuart holds degrees in literature and law from the University of Glasgow, and is also trained as an accountant. Mr. Stuart has worked for International Computers plc. (as Chief Financial Officer and Deputy Director), Carnaud Metalbox (as Managing Director and President) and Scottish Power plc. (as President from 1992 to 2000). He has also served as President of Trust Hammersmith Hospitals NHS, an important public health education and research center in London. Mr. Stuart can be contacted at Longacre, Guildford Road, Chobham, Woking, Surrey, GU24 8EA, United Kingdom. Mr. Stuart is also a member of the European Consultative Committee of Credit Lyonnais and a director of Old Mutual plc. Mr. Stuart was also a director of Royal Bank of Scotland Group plc until the end of 2002.

         Antoine Zacharias has been with Vivendi Universal since 1971. In 1991 he was appointed Managing Director of Vinci, where he has served as Chairman of the Board of Directors of Vinci and of Vinci Deutschland since 1997. Mr. Zacharias can be contacted at Vinci, 1, cours Ferdinand de Lesseps 92851, Reuil Malmaison, France. Mr. Zacharias is also a member of the supervisory board of Nexity.

Management Board

         Under French law and our statuts, the management board has broad powers to act on behalf of our company to further our corporate purposes and to define and implement our company's policies, subject to those powers expressly granted by law or our statuts to the supervisory board or our shareholders. Pursuant to our statuts, the management board must obtain the authorization of the supervisory board to enter into a number of material transactions and to take certain significant actions. However, these restrictions cannot be enforced against third parties who have entered into such a transaction in good faith. Whenever a transaction requires the authorization of the supervisory board and such authorization is refused, the management board may refer the matter to a general meeting of shareholders, at which the shareholders may override the supervisory board and grant the authorization.

         Pursuant to our statuts, the management board must have at least two but no more than seven members, each of whom shall be appointed for a renewable four year term by a majority of the supervisory board. The chairman of our management board has the power to represent our company before third parties. Our management board currently consists of 7 members, of whom 5 were appointed in 2000 and 2 were appointed on February 5, 2003. Management board members serve until the expiration of their respective terms, or until their resignation, death, passing of the legal age limit, appointment as a member of the supervisory board, or removal by the shareholders. Our supervisory board may fill any vacancies on the management board due to resignation or death within two months. The supervisory board also appoints one of the members of the management board as chairman of the management board. Under French law and our statuts, the chairman of the management board may be removed as chairman (but not as a member of the management board) at any time by the supervisory board with or without cause. A member of the management board may be removed by our shareholders or our supervisory board. A member of the management board cannot be a member of the supervisory board as well.

         The management board meets as often as the interests of our company requires. During 2002, our management board met twelve times. The average rate of attendance to meetings of the management board by its members in 2002 was approximately 83.3%. Under French law, a member of the management board must be an individual, but need not be a shareholder of our company. There is no limitation, other than applicable age limits, on the number of terms that a member of the management board may serve. Pursuant to our statuts, the age limit applicable to each member of the management board is 65 but the supervisory board has the power to extend this age limit to 67. The French commercial code requires the management board to manage our company properly and to avoid actions contrary to our interests. Members of the management board are subject to liability if these requirements are not satisfied. In addition, in some circumstances, management board members can be held jointly and severally liable for damages incurred by third parties as a result of our company's violation of applicable law or our statuts. Management board members can be held criminally liable for some serious violations of applicable law by our company.

         The following table sets forth the names and the ages of the members of the management board, their current function in our company, their principal business activities outside of our company, the date their term is scheduled to expire and the date they were initially appointed. The members of our management board are also our senior managers.

Name                     Age         Function in Vivendi       Principal Business      Expiration      Date Initially
                                        Environnement          Activities Outside        Date of         Appointed
                                                             Vivendi Environnement    Current Term
                        --------     -----------------      ----------------------   -------------     --------------
Henri Proglio            53              Chairman of the            None                April 2004         April 2000
                                    Management Board and
                                 Chief Executive Officer

Jerome Contamine         45               Executive Vice            None                April 2004     September 2000
                                      President, Finance

Antoine Frerot           44       Head of Water Division            None                April 2004         April 2000

Denis Gasquet            49      Chief Executive Officer            None                April 2004         April 2000
                                                 of Onyx

Olivier Barbaroux        47      Head of Energy Services            None             February 2007      February 2003
                                                Division

Stephane Richard         41       Head of Transportation          Chairman of the    February 2007      February 2003
                                                Division     Supervisory Board of
                                                                           Nexity

Andy Seidel              40       Chief Executive Officer           None                April 2004         April 2000
                                            of USFilter

         The following information regarding the members of our supervisory board is as of January 31, 2003:

         Henri Proglio is a graduate of the HEC business school in Paris. He joined Compagnie Generale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and President and Chief Executive Officer of Vivendi Water in 1999. He became chairman of our management board in 2000. Mr. Proglio can be contacted at Vivendi Environnement, 36-38 avenue Kleber, 75116 Paris. Mr. Proglio is also a director of Thales, Vinci, Elior, FCC and EDF International.

         Jerome Contamine holds degrees from the Ecole Polytechnique, the Ecole Nationale de la Statistique et de l'Administration Economique and the ENA. He served as auditor for the Cour des Comptes from 1984 to 1988 and held a variety of senior positions with Elf (and later TotalFinaElf) between 1988 and 2000. He became Chief Financial Officer and Deputy Managing Director of our company in June, 2000. Mr. Contamine can be contacted at Vivendi Environnement, 36-38 avenue Kleber, 75116 Paris. Mr. Contamine is also a director of FCC.

         Antoine Frerot is a graduate of the Ecole Polytechnique and holds a doctorate from the Ecole Nationale des Ponts et Chaussees. He began his career as an engineer and joined Cergrene, a research center, in 1983, becoming a director in 1984. He joined Compagnie Generale des Eaux in 1990, and was appointed Managing Director in charge of public transport of Connex in 1995. Mr. Frerot can be contacted at Vivendi Environnement, 36-38 avenue Kleber, 75116 Paris.

         Denis Gasquet is a graduate of the Ecole Polytechnique and the Centre de Perfectionnement aux Affaires. From 1979 to 1989, he served in a variety of positions in the Office National des Forets. He joined Compagnie Generale des Eaux in 1989, becoming Chief Executive Officer of Onyx in 1996. Mr. Gasquet can be contacted at Vivendi Environnement, 36-38 avenue Kleber, 75116 Paris.

         Olivier Barbaroux is a graduate of the Ecole Polytechnique, where he obtained a civil engineering degree and a Masters of Science degree. He began his career in 1979 as a head of mission at the Ministry of Industry, before being named as director of new works in 1981 and then as director of installations at the autonomous port of Marseille in 1983. He subsequently became a member of the executive committee, in charge of energy, for Paribas Affaires Industrielles. In 1993, he was named chairman and chief executive officer of Coparex and then chief executive officer of the energy division at Paribas in 1998. He joined our company as chief executive officer of Compagnie Generale des Eaux. Mr. Barbaroux can be contacted at Vivendi Environnement, 36-38 avenue Kleber, 75116 Paris.

         Stephane Richard is a graduate of the Ecole des Hautes Etudes Commerciales et Inspecteur des Finances. He began his career in 1991 as a technical advisor at the Ministry of Industry and Exterior Commerce. He joined Compagnie Generale des Eaux in 1992 as a head of mission. In 1994, he was named director and chief executive officer of Compagnie Immobiliere Phenix, and then in 1995, he joined CGIS, which later became Nexity, where he became chairman and chief executive officer in 1997. Mr. Richard can be contacted at Vivendi Environnement, 36-38 avenue Kleber, 75116 Paris. Mr. Richard is also chairman of the supervisory board of Nexity and is a director of Banque OBC, UGC and France Telecom.

         Andy Seidel holds a B.S. in chemical engineering from the University of Pennsylvania and an M.B.A. from the Wharton School. He helped found USFilter Corporation and served as President and Chief Operating Officer of its water and waste water group when it was acquired by Vivendi Universal in 1999. Mr. Seidel can be contacted at USFilter Corporation, 40-004 Cook Street, Palm Desert, CA 92211, U.S.A.

New Corporate Governance Structure

         If our shareholders approve the change in corporate form of our company to a societe anonyme at our general shareholders meeting to be held on April 30, 2003, our supervisory board and management board will cease to exist, and our company will be managed by a board of directors.

         Board of Directors

         Our board of directors would consist of between 3 and 18 members. Each director would be required to own at least 750 of our shares. Our directors will be elected by our shareholders at an ordinary general shareholders' meeting for a six-year term. The terms of half of our directors (or, if we have an uneven number of directors, half plus one additional director) will be renewable for six years every three years. The first half of our directors that need to be reelected three years after the initial appointment of our directors will be decided by our board of directors at its first meeting by unanimous vote, or, in the event of deadlock, by lottery. After the first reelection, every three years the directors that have fully served six-year terms will be required to be reelected.

         Our board of directors will be required to adopt a charter and a code of conduct for the members of the board at its first meeting. We expect these documents to be substantially similar to the existing charter and code of conduct adopted by our supervisory board. We also expect that our board of directors will be required to meet at least 4 times from April through December 2003.

         Under French law, the chairman of our board of directors represents the board of directors and organizes and supervises the work of the board. The chairman also has the responsibility of supervising our company's corporate organs and, in particular, that our directors are capable of fulfilling their duties.

         We will propose to our shareholders that our initial board of directors consist of Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Jacques Espinasse, Paul-Louis Girardot, Philippe Kourilsky, Arthur Laffer, Francis Mayer, Serge Michel, Henri Proglio, Baudoin Prot, Georges Ralli, Louis Schweitzer and Murray Stuart. If approved, the terms of these directors will expire on the date of the general shareholders' meeting called to approve the financial statements for fiscal year 2009, subject to the three-year term renewal rules described above.

         Management

         Our board of directors will elect the manner in which our company will be managed in accordance with our bylaws. In particular, our board of directors will need to appoint a chief executive officer to manage our business on a day-to-day basis. The chairman of our board of directors may serve, if appointed by the board of directors, as chief executive officer. The chief executive officer has broad powers to act on behalf of our company, including the power to represent our company in dealings with third parties, within the limits of our corporate purpose and the powers granted by law to our shareholders and our board of directors.

                                  Compensation

         The current and former members of our supervisory board received the following compensation during the 2002 fiscal year for services to our company and its subsidiaries, including compensation in kind and compensation paid for attending meetings of our supervisory board (jetons de presence):

Current Members                               Compensation paid (in (euro)) by
                                              ---------------------------------
                                                     Our              Our
                                                   company        subsidiaries
                                                  --------        ------------
Jean-Rene Fourtou(1)                                 6,250              0
Jean Azema(1)                                        6,250              0
Daniel Bouton                                       25,000              0
Jean-Marc Espalioux                                 35,000              0
Jacques Espinasse(1)                                 6,250              0
Paul-Louis Girardot                                 25,000         19,997
Richard Heckmann(2)                                 25,000      1,660,672
Arthur Laffer                                       25,000              0
Jean-Marie Messier                                  35,000         17,785
Serge Michel                                        32,500          7,655
Georges Ralli                                       32,500              0
Murray Stuart                                       25,000              0
Antoine Zacharias                                   25,000          5,363
----------------
(1)  Director since September 23, 2002.

(2) During 2002, Mr. Heckmann received(euro)1,057,753 as base salary and(euro)602,919 as bonus. Pursuant to his 1999 employment agreement, as amended, Mr. Heckmann will have received a total of 750,723 shares of Vivendi Universal in April 2003, including 158,570 shares in respect of fiscal year 2002. valued at(euro)2,695,388, which does not include(euro)152,950 in dividends paid by Vivendi Universal and to be delivered by USFilter to Mr. Heckmann. The value of these shares has not been included in the compensation amounts indicated above. In April 2003, USFilter delivered to Mr. Heckmann the remaining 158,570 shares of Vivendi Universal. Mr. Heckmann's employment contract expired on April 22, 2003. However, Mr. Heckmann will continue to be bound by the non-competition and confidentiality provisions of the contract for two years following its expiration.

Former Members                                 Compensation paid (in (euro)) by
                                              ---------------------------------
                                                     Our              Our
                                                   company        subsidiaries
                                                  --------        ------------
Eric Licoys(1)                                      18,750         25,385
Catherine Gros(2)                                   18,750              0
Guillaume Hannezo(3)                                24,375         17,785
Esther Koplowitz(4)                                 32,500              0
----------------
(1)   Resigned as a director on September 5, 2002.
(2)   Resigned as a director on September 19, 2002.
(3)   Resigned as a director on September 20, 2002.
(4)   Resigned as a director on December 16, 2002.

         Excluding Messrs. Olivier Barbaroux and Stephane Richard, which were appointed to our management board in February 2003, the members of our management board received the following gross compensation (including compensation in kind) during the 2002 fiscal year for services to our company and its subsidiaries:

                                               Compensation paid (in (euro)) by
                                              ---------------------------------
                                                     Our              Our
                                                   company        subsidiaries
                                                  --------        ------------
Henri Proglio                                    1,191,364        132,982
Jerome Contamine                                   623,803         69,500
Jean-Pierre Denis(1)                                     0        528,355
Antoine Frerot                                           0        557,978
Denis Gasquet                                            0        568,461
Andrew Seidel(2)                                         0        855,430
-----------------
(1) As of February 5, 2003, Jean-Pierre Denis no longer serves on our management board.

(2)  During 2002, Mr. Seidel received (euro)528,876 as base salary and
     (euro)326,554 as bonus and various other benefits. Pursuant to his 1999 employment agreement, as amended, Mr. Seidel has received a total of 139,410 shares of Vivendi Universal over the past three years, including 46,470 shares in respect of fiscal year 2002 valued at (euro)1,547,314. Mr. Seidel has also received from USFilter the amount of all dividends paid on shares that had not been delivered to him. In 2002, however, he did not receive any payments in respect of dividends paid by Vivendi Universal. Mr. Seidel's employment contract expired on April 22, 2003. However, Mr. Seidel will continue to be bound by the non-competition and confidentiality provisions of the contract for two years following its expiration.

                                 Board Practices

         None of our directors and senior managers are parties to contracts with our company or its subsidiaries that provide for the grant of benefits upon the termination of their employment.

         In December 2000, our supervisory board created an audit and transactions committee and a directors and senior managers committee. In September 2001, our supervisory board also created a commitments committee. On March 3, 2003, our supervisory board replaced our three existing committees with two new committees: an accounts, audit and commitments committee and a nominations and compensation committee.

Previous committees

         The committees created by our supervisory board in 2000 and 2001 carried out the following functions during 2002:

          o Our audit and transactions committee reviewed all accounting or financial matters before these matters were presented to our supervisory board, including our financial statements and issues relating to our accounting policies and methods. This committee also reviewed all related party transactions, and particularly those between us and Vivendi Universal at the time Vivendi Universal was our main shareholder. The audit and transactions committee consisted of Messrs. Jean-Marc Espalioux (chairman), Georges Ralli and Guillaume Hannezo, who resigned in September 2002. The audit and transactions committee held 3 meetings during 2002. The average rate of attendance to the meetings of the committee was approximately 83.3% in 2002. During 2002, the audit and transactions committee considered a number of important financial issues for our company, including the regular monitoring of our liquidity, our large acquisitions (particularly Southern Water) and our budget and plan and their consequences on our financing structure. Our statutory auditors and our director of internal audit participated in the meetings of the audit and transactions committee.

          o Our directors and senior managers committee made recommendations to our supervisory board regarding the compensation of our directors and senior managers, including, in particular, the variable portion of this compensation. This committee also reviewed our policies relating to the granting of options and subscription rights on our shares to the members of our management board. It also selected and proposed new members for our supervisory board following the resignation of several of the members of the supervisory board in 2002. This committee consisted of Messrs. Jean-Marie Messier and Serge Michel and Mrs. Esther Koplowitz, who resigned in November 2002. The directors and senior managers committee held 1 meeting during 2002 with 2 of its members in attendance. During 2002, the directors and senior managers committee considered a number of important issues for our company, including the variable portion of the compensation of the members of the management board in 2001 and the fixed and variable portion of their compensation in 2002. The variable portion represents between 40% and 50% of total compensation. This committee fixed compensation amounts based on the compensation practices of companies of a size comparable to our company.

          o Our commitments committee advised the supervisory board on requests made by the management board for the approval of guarantees, commitments and other liabilities for third-party obligations to be issued or assumed by our company. The commitments committee also received periodic reports on the implementation of these guarantees and commitments for third-party obligations. The commitments committee consisted of Messrs. Jean-Marc Espalioux, Georges Ralli and Guillaume Hannezo, who resigned in September 2002. The commitments committee, which started functioning in 2002, held 4 meetings during 2002. The average rate of attendance to the meetings of the committee was approximately 75% in 2002. During 2002, the commitments committee considered a number of important issues for our company, including material off-balance sheet commitments and risks, such as commitments under our municipal water services contract in Indiannapolis, commitments related to our acquisition of Southern Water, risks related to our activities in Latin America and the assumption by our company of guarantees granted by Vivendi Universal for obligations of our subsidiaries.

Current committees

         The committees created by our supervisory board in 2003 to replace our previous committees carry out the following functions:

          o Our accounts, audit and commitments committee performs the following functions:

               - Regarding accounting matters, the committee reviews with the auditors the appropriateness and permanence of the accounting methods adopted to prepare the financial statements and the adequate treatment of significant transactions, examines the method and rationale for consolidation of subsidiaries, provides an opinion on the draft financial statements prepared by the management board before they are presented to the supervisory board, including on the off-balance sheet commitments, meets, if necessary, with the auditors, the management board and management to discuss, among others, amortization and depreciation, reserves, treatment of overvalued assets, off-balance sheet commitments and principles of consolidation. The review by the committee on the financial statements must be accompanied by a letter from the auditors highlighting the key figures and the selection of accounting options, as well as a letter from the chief financial officer describing significant off-balance sheet commitments. The committee is entitled to meet with the auditors outside the presence of our management.

               - Regarding internal controls and audit, the committee reviews a report from management on the procedures established to identify significant risks, which we defined as those involving more than (euro)300 million or otherwise requiring the review of the supervisory board, as well as a periodic summary of the internal audit reports and upon request, the full internal audit reports. The committee also examines our internal audit plan once a year and meets as necessary with the internal audit director to discuss the organization of the internal audit department.

               - Regarding the supervision of our independent auditors, the committee examines once a year the auditor's work plan and meets as necessary with the auditors and our management, including our accounting and treasury officers. It is also entitled to meet with our auditors without the presence of management. The committee supervises the procedure to select our independent auditors and advises the supervisory on the selection and the fees to be paid to the auditors. Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees paid by our company to the auditors for all of their services and assures that the portion of revenue of the audit firm and its network represented by such fees does not call into question the independence of the auditors.

               The committee's charter, adopted by our supervisory board on March 3 2003, provides that its principal contacts are our management, including our chief financial officer and our internal audit director, and our auditors. As part of its mission, the committee may meet with the statutory auditors and senior management responsible for preparing the statements without the presence of the members of the management board. The committee may also meet with individuals and experts outside our company if helpful to its work.

               Pursuant to the committee's charter, the members must be selected on the basis of their financial or accounting competencies and if necessary must be provided with financial and accounting information about our company at the time of their appointment. The supervisory board selects the committee chairman upon the recommendation of the nominations and compensation committee. The committee currently consists of three members, one of whom is independent. Messrs. Jean-Marc Espalioux (chairman), Georges Ralli and Murray Stuart.

               The committee meets at least five times a year to examine the periodic and annual financial statements before their submission to the supervisory board. A summary of each meeting is prepared and sent to the chairman of the supervisory board.

          o Our nominations and compensation committee makes recommendations on the compensation of our officers and directors, in particular with respect to variable compensation and stock options, proposes a total amount for the jetons de presence paid to directors and voted on at the annual shareholders meeting, proposes rules for paying the jetons de presence among the directors in light of their diligence in serving on the board of directors and committees, advises on general stock option policy and specific stock option plans and provides a detailed opinion on the attribution of stock options, including a clear statement of its position and consequences. For 2003, the committee has proposed that the variable portion of our senior managers' compensation be determined on multiple criteria based on an improvement of our free cash flow, our return on capital employed and our net income. These criteria may evolve in function of our strategy and the economic environment. The committee must also render an opinion of the performance of the members of our management board to our supervisory board.

               The committee is required to stay informed about the compensation of our officers as well as those of our subsidiaries and to prepare and select our directors and senior managers and arrange for their succession. The committee also examines any questions submitted by the chairman of our supervisory board on these matters and reviews the terms of any share offerings reserved for our employees. The committee may engage the services of specialized consultants in connection with senior management compensation issues.

               The committee's charter, adopted by our supervisory board on March 3, 2003, provides that the committee must be composed of between three and five members selected by the supervisory board upon the recommendation of the nominations and compensation committee. The committee currently consists of three members, one of whom is independent: Messrs. Serge Michel (chairman), Paul-Louis Girardot and Louis Schweitzer. The committee must meet at least two times each year. The committee also strives to ensure that independent directors represent at least half of the members of our supervisory board, two-thirds of the members of the accounts, audit and commitments committee and half of the members of the nominations and compensation committee.

         In addition to these committees, the chairman of our management board and our chief financial officer also created a disclosure committee, which was approved by our management board on December 11, 2002. Our disclosure committee held its first meeting December 18, 2002. Pursuant to its charter, the disclosure committee oversees the establishment of internal procedures to collect and control information about our company that will become public, appoints the individual(s) who prepare our reports and other communications, stays informed about each draft report or communication, examines its contents and determining the need to conduct diligence to verify the information, considers the need to submit the draft report or communication to the auditors and external advisors to verify the information in the report or communication, considers the need to obtain approval of the management or supervisory committee on the contents of the report or communication, approves the final version of each report or communication made public by our company, approves the procedures for publishing and distributing reports and communications that have been approved by the communications committee as well as the filing of such documents with stock market authorities; evaluates at least once a year the functioning of the communications committee and the procedures established by it and prepares an annual report to present its conclusions.

         The chairman of our management board or, in his absence, the chief financial officer presides over meetings of the disclosure committee. In addition to our chief executive officer and our chief financial officer, the permanent members of the committee include the chief executive officers of Onyx, Compagnie Generale des Eaux, USFilter, Connex and Dalkia, our communications director, our financial communications director, our chief accounting officer, our internal audit director, our industrial markets director, our durable development director, our research and development director, our risk management director, our human resources directors and our general counsel. A coordination group composed of representatives of our company's divisions assists the disclosure committee by keeping it informed of developments, processing gathered information and editing draft reports. This coordination group reports to the chairman of the management board.

         The disclosure committee meets at least three times each year, including once before the end of each year to organize the drafting of our annual report, once in the 90 days prior to the filing of our annual report on Form 20-F with the U.S. Securities and Exchange Commission to evaluate and validate the report, and once prior to our half-year earnings announcement to evaluate and validate the strengths and weaknesses of our disclosure controls and procedures and to evaluate the implementation of the procedures used to prepare the annual report for the preceding year.

                                    Employees

Human Resources Policies

         An active and ambitious human resources policy

         Our human resources policy is part of our effort to achieve sustainable development by ensuring that we offer the best working conditions and professional development opportunities to our 302,000 employees (including 100% of employees of companies that we proportionally consolidate, including FCC). We also strive to promote knowledge management and training, anticipate demographic changes and their potential consequences on employment and qualifications and approach human resources with innovation to benefit our own employees as well as those of the companies with which we work.

         Because of the recent reorganization of our activities, 2002 was a transitional year that allowed us to define and establish common tools and collaborative methods in each of our divisions. We are a global business with two-thirds of our employees working outside of France, and we encourage the decentralized management of our human resources to permit local managers to assume more fully their professional responsibilities.

         Getting to know ourselves: deployment of the human resources reporting system

         We have created a global employee database with information broken down by each company in our group and each country in which we operate. The information is updated on a yearly basis by each company. With this database, we monitor approximately one hundred indicators relating to workforce size, payroll, training, work hours, safety and employer/employee relations. The communication arising from this database allows all of our employees to better understand their role in our group. In addition, it allows us to better track company trends and constitutes a useful tool to help create targeted human resources policies. With over 200,000 data points, this diverse and detailed pool of information is an important tool for human resources management and provides indispensable support in our efforts to respond to the ever-increasing demand, both internal and from the press, investors and social regulatory agencies, for precise and detailed information about our company.

         In addition, we recently completed our first-ever employee satisfaction survey. Polling expert CSA surveyed 1,000 managers in 8 countries about their views on the company and their professional lives. In an effort to ensure that this widespread view of the company and its divisions is in line with management's vision, we will carry out a new survey every year.

         Developing skills

         We strive to offer our employees the possibility to pursue high-quality professional development to help them maintain their employability throughout their career. Thanks to this policy of training and skill development, we have truly become a "social ladder."

         The Institut de l'Environnement Urbain (IEU), a dedicated training center, offers 15 degree programs. In 2002, it hosted 6,378 employees, with 382 in an apprenticeship capacity and 95% of interns (stagiaires) obtained their degree, it administered 313,000 hours of training, 60% of which was devoted to initial training and 40% to continuing education and offered 37 additional training sessions. Over half of our employees around the world (including two-thirds of our employees in France) participated in our training programs in 2002.

         In addition, after having helped more than 1,000 employees obtain degrees through the "validation of professional experience," we intend, through a new "validation of acquired experience" program, to allow a larger number of employees to obtain a degree recognizing their professional experience and to create a dynamic of skill development and social promotion.

         Continuing education training programs, like the initial training offered at IEU, involve all of our business areas and increasingly integrate the concept of lateral relationships between divisions. For example, out of 12 degrees offered as part of our initial training, 4 have lateral relevance across divisions. In the same vein, the recent creation of the school of environmental services sales to industrial clients and the overhaul of the university degree in urban services management reflect this desire to reinforce a multi-disciplinary focus in our training. Our yearly global management seminar for new recruits brings together nearly 700 employees each year from all divisions. It exposes new employees to a global vision of our group and their profession as well as to colleagues outside of their division.

         The training we offer on an international level continues to expand. We have training centers operating in Europe (Germany, Spain, Italy, Czech Republic and Great Britain), Africa and the Middle East (Egypte, Gabon and Morocco), in the United States, in South America and in Asia (Hong Kong, Australia, China and Malaysia). In order to better address issues arising from our globalization and the rapidly evolving need for necessary skills and individualized training, IEU has committed itself to educational and technological innovation. Through new technologies such as the Internet and intranets, it offers employees the possibility to pursue self-guided or computer-assisted training. Approximately 1,000 employees per year, for example, engage in correspondence training programs related to the operation of household waste incineration facilities. Further, each year several hundred employees in the transport division study train operation on a state of the art train-operation simulator.

         The IEU also created a School Relations department at the end of 2001 to anticipate the future needs of our business in terms of recruiting over the following 5 years. In this context, managers from each of our four divisions participate in a Campus Club that organizes forums at each of the main schools where we have already established contacts with over 1,800 students.

         Organizing mobility

         We organize and strongly encourage the professional mobility of our employees across subsidiaries, industries, job functions and locations as well as abroad. We have established a number of tools to facilitate such mobility.

         To this end, a yearly individual employee interview, which we are far along in the process of establishing as standard practice throughout our group, allows us to identify the professional mobility goals of each employee. Similarly, we have established a standard system of classification for management positions, designed to encourage and facilitate mobility for our 29,000 managers. In addition to our Internet recruitment site, which currently compiles our job listings in France and which will be deployed internationally in 2003, we will create an intranet site through which employees can view internal job postings and we expect this site to debut in France at in early 2003.

         We facilitate inter-department mobility through the creation of a continuing professional education program in 2002 that helps interested employees acquire the skills necessary for a new position in a different department. Further, we assist multi-occupation mobility through the development of lateral training programs that allow employees to acquire multi-disciplinary skills.

         Our guidelines on international mobility are detailed in a Charte de Mobilite Internationale, (International Mobility Charter) created in 2002. The charter describes exchange programs and security guarantees for our 547 employees working abroad as well as outlines the existing practices in all of our subsidiaries located around the world. The charter also explains the systems of medical reimbursement, insurance and retirement for all overseas employees. Short-term exchanges, in which teams work abroad from time to time, are increasingly encouraged. Finally, in the countries where we are located, we seek to provide the best protection for all of our employees in the form of insurance (health, disability, life) or retirement benefits.

         Anticipating the evolution of skills

         Skill management constitutes one of the principal aspects of our human resource policy, not only to ensure that employees work in the best conditions but also to anticipate developments in the skills required. As part of our skill management process, we consider two competing factors: the increase in the number and the demands of our clients and the decreasing number of workers available due to aging populations. In this context, employees must continuously be prepared to update their knowledge and develop and implement new skills. We value lifetime training and the IEU's initiatives, from initial and continuing training to the validation of previous experience, are precursive in nature. As a result, we have initiated a collective review of the professional development, training and skill evolution of our employees as well as the organization of their work.

         In looking toward the future, we created in 2001 the Observatoire social, a body that advises us on corporate practices and has undertaken projects in the fields of temporary work programs and work experience equivalency.

         Optimizing benefit plans for all employees

         We seek to provide attractive and protective plans for our employees. To accomplish this objective, we have established collective health insurance and pension fund plans. In France, for example, all managerial staff are covered by a health insurance and pension system. For our employees all over the world, we guarantee to the extent possible health benefits that typically exceed requirements or conventional plans. We benefit from our size and our international presence in our ability to provide a greater level of heath insurance coverage, while at the same time controlling costs. Subsidiaries may also consolidate their plans to benefit from our economies of scale; at the end of November 2002, more than 130,000 employees benefited from pooled pension funds.

         Preventing and reducing work related risks

         We voluntarily employ innovative measures that seek to create a culture of prevention in order to achieve the highest level of safety, minimum risk and a healthy work environment. Many policies to reduce the frequency and severity of accidents have already been established within each division and will be supplemented in 2003. Connex, for example, offers a housing benefit to bus drivers that fall victim to violence on the roads in the Amiens region of France. This measure received an award by the European Agency for Safety and Health at Work in November 2002. In addition, Onyx implemented a policy at SARP to prevent road risks for all drivers, seeking to reduce to zero the number of serious bodily accidents for employees and the public and to lower by 10% a year the frequency of accidents. Despite a 46% increase in our vehicle fleet in two years, the frequency of accidents has declined by 22% over this same period.

         Encouraging employee shareholding

         Pursuant to the approval granted by our shareholders at the annual meeting on April 25, 2002, we established a company savings plan (Plan d'Epargne Groupe (PEG)) in July 2002. By granting employees the opportunity to hold our shares, we intend to offer them the opportunity to be directly associated with our growth and to permit a large number of them have access to a savings plan under favorable terms and conditions. We intend to progressively expand the program internationally during the first half of 2003 in accordance with the applicable securities and tax regulations in the various countries concerned. Despite unfavorable stock market conditions in 2002, 33,000 employees in France subscribed to the plan, representing one out of every three employees. The plan offers employees the choice of four common investment funds, including a Sequoia Fund invested in our shares and a fund selected by a special union committee on employee savings.

         In addition, the plan will be amended in early 2003 by an observation committee, which monitors the savings plan and includes representatives of employee shareholders, senior management and the union.

         Encouraging employee innovation

         To promote a spirit of employee innovation, the companies within our group are encouraged to take new corporate initiatives. In 2002, we compiled a report outlining more than 220 such initiatives. Its objective seeks to promote and communicate within our group the interesting initiatives that have been taken in the field. For example, the report, which will be published in early 2003, describes various recent initiatives, such as:

          o the availability of a physical therapist, a massage room and a gym to learn good posture and prevent and sooth back pain for baggage handlers at Paris Charles-de-Gaulle airport, which received the 2002 award for corporate dynamism by the Paris Airports (Aeroports de Paris),

          o an employee resource center created in the United States to centralize employees' questions about their professional situation,

          o bonuses offered to drivers in Sweden who reduce their diesel consumption, and

          o our initiatives in the context of a joint venture in China that seek to improve management, the relevance of the work experience and employee benefits and skills at our wastewater treatment plant in Tianjin.

         Promoting corporate communication

         We have a decentralized system of internal communication, and there are 12,000 delegates or employee representatives within our company. In France, the system is designed to elicit the address the most relevant issues at each level by establishing in each division a dialogue among national representatives at the division level and a local dialogue at the regional or company level. This desire to be pragmatic and to focus corporate dialogue at the most appropriate level seeks to attain a maximum level of effectiveness. It also guides the creation of corporate relations within all of our companies throughout the world and allows us to integrate local and national specificities arising from the laws of each country. Through appropriate reporting, internal procedures ensure that information reaches the relevant entities at the national level regarding a single division and/or the entire group on subjects that might have a broader impact and could entail consequences that extend beyond the level on which the corporate dialogue is taking place. These procedures also allow us to steer the subject in the interests of our company. A new European group committee will be created in 2003.

         Make positive contributions to the surrounding environment

         The desire to make a positive contribution to our surrounding environment has led us to make a number of specific commitments to civil populations. Over the past several years, we have manifested our nationality by our actions in favor of employment, our participation in education and training, our environmental and health education programs, our patronage and numerous sponsorships. In this respect, we have sponsored projects related to environmental protection (particularly related to water) and collaborate with universities and schools to encourage awareness of these issues in young people. For example, in 2002 we launched the "Let's clean up Nature" operation with IEU trainees. In addition, in Brazil, where Dalkia manages a large number of commercial centers, we have created a school for literacy and preparation for the Brazilian State exams, into which we have integrated Dalkia's 140 employees (of which half are illiterate) at the Morumbi center in Sao Paulo.

         We also participate, alone or in cooperation with non-governmental organizations, in different humanitarian intervention projects relating to natural catastrophes or serious incidents around the world. For example, we have entered into a partnership called "Waterforce" with the French Red Cross to combine the necessary know-how that may be used to implement water and wastewater programs in all latitudes of the globe. Waterforce is able to deploy in emergencies to assist disfavored populations around the world. In 2002, Waterforce provided assistance to afghan refugees in Pakistan and to local populations in the Democratic Republic of Congo after the volcanic eruption in Goma. Waterforce also provided technical assistance after the floods in Germany in August 2002, and implemented a program to rehabilitate the pumping stations and network of the city of Lac in Albania.

Employee Information

         The information in this section has been derived from our international database created in 2001, which includes, for each of our subsidiaries and each country in which our employees are located, 100 social or labor indicators representing over 200,000 facts organized by company, country, geographic area and the entire world. We present below the principal indicators derived from our database. You should not place undue reliance on the information in this section, which has been derived from the exhaustive information in our worldwide database (particularly in the case of averages) and is not intended to present trends or other detailed information on any specific area or activity.

         Total Number of Employees

         As of December 31, 2002, we had 302,283 employees (including 100% of the employees of companies that are proportionally consolidated by our company, such as FCC), an increase of 2.4% (6,998 employees) over 295,285 employees as of December 31, 2001.

         The following table shows the distribution of our employees by activity and geographic location as of December 31, 2002:

                                                    Energy
                            Water(1)    Waste(2)    Services    Transport     FCC(3)     Total(4)        %
                            --------    --------    --------     --------    --------    --------   --------
Europe                        52,566      46,810      36,521       51,831      48,700     236,646      78.28%
 of which France              27,041      30,889      18,920       23,908         137     101,113      33.45%
North America                 14,301       8,768           -        1,674         992      25,735      8.51%
South America                  2,240       4,826       3,082          322       6,095      16,565      5.48%
Africa/Middle East             4,783       5,613          50          210           7      10,663      3.53%
Asia/Pacific                   3,738       7,309         422        1,205           -      12,674      4.19%
                            --------    --------    --------     --------    --------    --------   --------
 Total                        77,628      73,326      40,075       55,242      55,794     302,283       100%
     %                        25.68%      24.26%      13.26%       18.27%      18.46%        100%

----------------------------------

(1) Includes 50% of the employees in Proactiva's water activities (926 employees).

(2) Includes 50% of the employees in Proactiva's waste management activities (4,331 employees).

(3) Figures reflect 100% of FCC's employees, including 50% of Proactiva's employees (5,367 employees).

(4) Includes 100% of the employees of Proactiva (10,624 employees) and of companies that are proportionally consolidated by our company, including FCC. The total number for Europe (and France) includes 218 employees who work directly for our company (holding) in France.

         As of December 31, 2002, we employed 258,731 persons (representing 85% of our total employees) under indefinite term employment agreements and 43,552 persons under fixed-term employment agreements. As of December 31, 2002, 28,835 of our employees are managers (representing 9.5% of our total employees) and 58,388 were women (representing 19% of our total employees).

         Weighted Average Annual Number of Employees

         Our weighted average annual number of employees corresponds to the equivalent number of employees that have worked full time for us over the entire year. This indicator is calculated by weighing the total number of employees against our employment rate and the amount of time worked by each employee. Our weighted average annual number of employees in 2002 was 282,271, of which 253,197 employees (or 89.7%) were employed under indefinite term contracts.

         Consolidated Weighted Average Annual Number of Employees

         We calculate this indicator by weighing the weighted average annual number of employees against the level of consolidation of each of the companies through which we operate. Our consolidated weighted average annual number of employees in 2002 was 257,177.

         Hiring

         During 2002, we hired 84,790 employees (including 100% of those hired by companies that are proportionally consolidated by our company), of which 3,987 are managers. Half of these new hires are employed under fixed-term contracts, of which approximately two-thirds were hired in FCC's construction activities, in our waste management activities or to replace other personnel. The average term of all of our fixed-term employment contracts is close to 8 months, and only 10.3% of our weighted average annual number of employees were employed under these contracts in 2002.

         Departures

         During 2002, 82,420 persons ceased to be employees of our company (including 100% of those that left companies that are proportionally consolidated by our company), of which 10,716 employees were individually dismissed and 1,511 were laid-off as part of redundancy programs.

         Extra Hours

         Our employees worked 16,494,824 extra hours in total in 2002, which represents, on average, 54.7 extra hours per employee. The concept of extra hours varies from country to country, which makes it difficult to assess the meaning of this indicator in certain cases. For example, this indicator would mean that each of our French employees worked an average of 31 extra hours. In addition, in a services business like ours, a large number of extra hours are due to emergency interventions by our on-call personnel.

         Temporary Employees

         We employed 11,515 persons in a temporary capacity during 2002 (representing 4.1% of our total employees).

         Information relating to Redundancy and Reorganization Plans, Employee Reclassification and Rehiring and Other Related Measures

         Our acquisitions and divestitures result in the transfer of employees without the termination of the corresponding employment contracts. The few restructuring efforts undertaken in 2002 result from new service contracts that included an employee redundancy component within the public tender materials. When these measures are necessary, we implement these redundancy plans in compliance with applicable law and in consultation with our labor partners, and we favor, to the extent possible, internal reclassifications of employees within our company.

         Organization and Duration of Work

         The organization of our working schedules varies depending on the nature of the activity and the location of each particular company. Each of our subsidiaries organizes its work schedules to meet the needs of its business and the expectations of its employees. Although work schedules across our business are substantially based on equivalent daily working hour requirements, the details of the implementation vary significantly from country to country. For example, depending on the country, the workweek may be equal to 4, 5 or 6 days and mandatory arrival and departure times, daily schedules, rules relating to alternate short and long workweeks and annualized limits on working hours may vary.

         The average workweek in our business is 38.5 hours. Our part-time employees totaled 15,322 in 2002, representing 5.5% of our total employees. The total number of days on which our employees took leaves of absence was 3,974,418 during 2002, of which 2,746,558 days (or 69.1%) were taken for sickness, 397,421 days (or 9.9%) were for workplace accidents and the balance for extraordinary family (primarily weddings and maternity leaves) and union other organized labor-related events.

         Compensation, Labor Contributions and Equality

         The average annual gross compensation of our employees around the world amounted to (euro)23,927 in 2002, compared to (euro)24,002 in 2001. The slight decrease in this figure is primarily attributable to our acquisition and divestiture activities in 2002, which resulted in the addition of 6,040 persons to our workforce in Africa and the Asia-Pacific region, where salaries tend to be lower than average, and the departure of 3,017 employees in North America, where salaries tend to be higher than average. You should not place undue reliance on the average annual gross compensation figures, which are given for indicative purposes only. Compensation paid to our employees varies greatly as a result of the diverse nature of our activities and the work performed by our employees, as well as the geographical location of our activities and employees.

         Our labor contributions represented 27.65% of our total employment costs in 2002. The average gross compensation paid to our male employees was
(euro)24,572 in 2002, compared to (euro)20,949 paid to our female employees (representing a difference of (euro)3,623, or 14.7%). The difference in compensation is primarily attributable to the nature of and limitation in the work performed and to differences in age, seniority and training often found between both groups of employees. Our policy is to promote equality in the workplace between men and women that possess similar capabilities and qualifications.

         Ratio of Average Compensation to Average Minimum Wages

         We adopted this indicator in 2002 to improve our evaluation of our compensation levels compared to the minimum wages guaranteed or implemented in each country in which we operate, as well as to assess the minimum level of resources of our employees in each of these countries. In countries that have mandatory minimum wages set by law (in which over two-thirds of our employees are located), our employees' weighted average compensation was (euro)26,835 in 2002, compared to average minimum wages of (euro)11,541, which results in a ratio of 2.3. Including all other countries, where minimum wages are set through collective bargaining agreements or market practice and are more difficult to determine, our average compensation to average minimum wages ratio in 2002 was equal to 2.4.

         Profit-Sharing, Participation and Shareholding

         In 2002, we paid our employees in France (euro)36,240,537 under profit-sharing arrangements and (euro)38,620,242 under participation arrangements. In addition, 30,000 of our employees have elected to participate in our Sequoia Group Savings Plan created in France in July 2002, with a total number of subscriptions in this plan of (euro)31,353,687.

         Relations with Professional Employees and Unions

         In 2002, we entered into 1,512 collective bargaining agreements, including 930 agreements relating to compensation, 171 agreements relating to health, security or other labor conditions, 96 agreements relating to employee dialogue and 315 agreements relating to other matters. Our employees have 11,982 representatives within our company.

         Sanitary and Security Conditions

         In 2002, the number of workplace accidents with leave for at least one workday was 18,521, and the number of days not worked due to workplace accidents was 397,421. The rate of frequency of workplace accidents, which is calculated as the total number of accidents over one million workable hours, was 38.6. The rate of severity of workplace accidents, which is calculated as the number of days not worked due to accidents over one thousand workable hours, was 0.83.

         We provided security training to 81,247 employees during 2002, and have 7,301 bodies to handle work-related sanitary and security problems within our company.

         Training

         Our training expenses represented 2% of our total labor costs in 2002. In France, our training expenses represented 2.5% of our total labor costs in 2002. In 2002, we provided training to 169,734 employees, representing 56% of our total employees. Our training programs were attended by 22,691 managers and 147,043 non-managerial employees (representing 86.6% of the total), and 139,280 male employees and 30,454 female employees (representing 17.9% of the total). In aggregate, we provided 3,397,455 hours of training in 2002, and each program lasted on average approximately 20 hours.

         Employees with Disabilities

         We employed approximately 3,960 disabled persons as of December 31, 2002. This figure, however, does not include our activities in certain jurisdictions that do not have a precise definition of a "disabled person."

         Social Work

         We provided (euro)74.3 million in subsidies related to social work in 2002. This figure, however, does not cover all of our activities in this domain, and does not include our subsidies in a number of countries that do not record this amount separately from other labor-related charges.

         Outsourcing and Procurement

         Because our core business is to respond to the outsourcing needs of our clients for environmental services, we do not, as a general matter, outsource our activities, except for a limited number of activities relating to analysis and testing, construction and specific technical missions.

         We adopted a procurement charter in 2002 covering all participants in our procurement network around the world. This charter sets forth the principles and rules governing our procurement activities, including ethical principles and the rules adopted by the International Labor Organization relating to forced labor, child labor, equality of opportunity and freedom of association. We require all of our suppliers to commit to us to respect these rules and principles through specific contractual clauses in our supply arrangements with them.

                                 Share Ownership

         None of our directors and senior managers owns 1% or more of our shares. Our directors and senior managers as a group own less than one percent of our shares. As of December 31, 2002, our directors and senior managers hold options to subscribe to shares of our company as follows:

              2001 Plan                   Number of Shares   Exercise Price    Expiration Date
                                          ------------------ --------------- --------------------
              Henri Proglio.............            208,000         (euro)42    February 8, 2009
              Jerome Contamine..........             41,600         (euro)42    February 8, 2009
              Jean-Pierre Denis.........             41,600         (euro)42    February 8, 2009
              Antoine Frerot............             41,600         (euro)42    February 8, 2009
              Denis Gasquet.............             41,600         (euro)42    February 8, 2009
              Andrew Seidel.............             41,600         (euro)42    February 8, 2009

              2002 Plan

                                          ------------------ --------------- --------------------
              Henri Proglio.............            220,000      (euro)37.53    January 29, 2010
              Jerome Contamine..........             65,000      (euro)37.53    January 29, 2010
              Jean-Pierre Denis.........             45,000      (euro)37.53    January 29, 2010
              Antoine Frerot............             45,000      (euro)37.53    January 29, 2010
              Denis Gasquet.............             45,000      (euro)37.53    January 29, 2010
              Andrew Seidel.............             45,000      (euro)37.53    January 29, 2010


         As of December 31, 2002, none of the options granted to our directors and senior managers had been exercised.

         On June 21, 2000, our shareholders gave our management board a three-year authorization to grant options to purchase or to subscribe to shares of our company to members of our management and other employees. The shares purchasable upon exercise of the options must be either newly issued or held as treasury shares following the implementation of a share repurchase program. The purchasable shares may not represent, in the aggregate, more than 2.5% of our total capital. Pursuant to this authority, on June 23, 2000 our management board decided to implement an "outperformance" stock option program. Under the program, we granted 30 of our principal managers options to purchase 780,000 treasury shares at (euro)32.50 per share. Options granted pursuant to this plan will expire in June 2008. As of December 31, 2001, 10,000 options had been exercised.

         On February 8, 2001, our management board decided to implement a stock option plan pursuant to which 1,500 of our employees will be entitled to receive options to subscribe to a total of 3,462,000 newly-issued shares of our company at (euro)42 per share, which was the fair market value of our shares at the time the options were granted. Options granted pursuant to this plan become exercisable in February 2004 and expire in February 2009. As of December 31, 2002, none of these options had been exercised.

         On January 28, 2002, our management board decided to implement a stock option plan pursuant to which approximately 1,400 of our employees will be entitled to receive options to subscribe to a total of 4,413,000 newly-issued shares of our company at (euro)37.53 per share, which was the average market price over the 20 stock exchange days immediately preceding the date of the meeting of our management board. During 2002, we granted options to acquire 4,413,000 newly-issued shares pursuant to this plan, 10.5% of which were granted to the members of our management board. Options granted pursuant to this plan become exercisable in January 2006 and expire in January 2010.

         On March 24, 2003, our management board approved a 2003 stock option plan proposal that provides for the issuance of options to acquire approximately 2% of our capital stock on the date of approval, which represents slightly less than two thirds of the total amount authorized by our general shareholders' meeting on April 25, 2002. The allocation of the options will follow the allocation used in the 2002 stock option plan, which allocated 10.5% of the options to the members of our management board and the rest to approximately 1,800 of our employees. The exercise price of these options will be (euro)22.50 per share, which reflects the price per share paid by the group of new investors in December 2002. Our management board does not believe it is necessary to request our shareholders to authorize a new issuance of stock options at the general shareholders' meeting to be held on April 30, 2003.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               Major Shareholders

         The table below shows the ownership of our shares and voting rights at December 31, 2002:

                  Shareholder                       Number of      Percentage of      Number of      Percentage of
                                                      shares       share capital    voting rights    voting rights
---------------------------------------------------------------------------------------------------------------------
Vivendi Universal(1)                                  82,486,072         20.36%      82,486,072            20.83%
Our Company(2)                                         9,142,362          2.26%            n.a.              n.a.
Group of New Investors (3)                            78,861,228         19.47%      78,861,228            19.92%
   of which:
   Caisse des Depots et Consignations(4)              28,062,880          6.93%      28,062,880             7.09%
   Groupama(5)                                        22,514,891          5.56%      22,514,891             5.69%
   EDF(6)                                             16,155,492          3.99%      16,155,492             4.08%
Putnam(7)                                             20,430,385          5.04%      20,430,385             5.16%
Public                                               147,136,860         36.32%     147,136,860            37.16%
Other Investors                                       67,013,552         16.54%      67,013,552            16.93%
                                                      ----------     ----------      ----------        ----------
Total                                                405,070,459           100%     395,928,097              100%

---------------------
(1) According to Vivendi Universal's filings with Euronext Paris.
(2) Including 3,624,844 shares repurchased from Vivendi Universal pursuant to an agreement dated November 24, 2002, which is described below. On December 11, 2002, our management board decided that these shares will be used in offerings to our employees, including through our employee share purchase plans and our employee stock option plans.
(3) Represents the shares purchased from Vivendi Universal by the members of the group of new investors (excluding our company) pursuant to an agreement dated November 24, 2002, which is described below. Including the shares repurchased by our company from Vivendi Universal under this agreement, these investors held in aggregate 82,486,072 shares, representing 20.36% of our share capital, as of December 31, 2002. These investors have agreed not to sell or transfer the shares repurchased from Vivendi Universal until December 2003, as described below.
(4) According to CDC's filings with Euronext Paris. The share figures include the shares repurchased from Vivendi Universal pursuant to the November 24, 2002 agreement, as well as shares purchased by CDC in other transactions. CDC has declared in its filings with Euronext Paris that it is acting as a financial investor and, although it may decide to purchase additional shares of our company depending on market conditions, it does not intend to assume control of our company.
(5) According to Groupama's filings with Euronext Paris. The share figures include the shares repurchased from Vivendi Universal pursuant to the November 24, 2002 agreement, as well as shares purchased by Groupama in other transactions.
(6) According to EDF's filings with Euronext Paris. EDF has declared in the November 24, 2002 agreement that it will hold the shares as a financial investment, that it does not seek to influence our management and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.
(7) Shares held under management by Putman Investment Management LLC and The Putnam Advisory Company LLC on behalf of its clients, according to filings made by Putnam Investment Management LLC and The Putnam Advisory Company LLC with Euronext Paris.

         To the best of our knowledge, no person other than those listed above holds 5% or more of our shares. Vivendi Universal does not have different voting rights than our other shareholders except by virtue of the large number of shares it holds. We believe that we had approximately 302,390 shareholders as of January 15, 2003, of whom 27.5% were foreign investors, 72.5% French investors (including 5.6% French individual shareholders).

         The following table shows the evolution of the ownership of our shares over the past three years:


                                                                               As of December 31,
                      ------------------------------- ---------------------------------------------------------------------
    Shareholders       As of September 29, 2000(1)                 2001(2)                             2002
                      ------------------------------- ---------------------------------- ----------------------------------
                                             % of                             % of                                % of
                        Number of    % of    voting     Number of    % of     voting       Number of     % of     voting
                         Shares      capital rights      Shares      capital   rights        Shares      capital   rights
--------------------- -------------- ------- -------- -------------- -------- ---------- --------------- -------- ---------
Vivendi Universal      250,653,168   72.4%    72.7%    218,278,926   63.05%    63.85%      82,486,072    20.36%    20.83%
--------------------- -------------- ------- -------- -------------- -------- ---------- --------------- -------- ---------

Our Company             1,388,463     0.4%     --       4,298,174     1.24%      --        9,142,362      2.26%      --
--------------------- -------------- ------- -------- -------------- -------- ---------- --------------- -------- ---------
Public   and   Other
Investors              94,133,324    27.2%    27.3%    123,598,672    35.7%    36.15%     313,442,025    77.38%    79.17%
--------------------- -------------- ------- -------- -------------- -------- ---------- --------------- -------- ---------

Total                  346,174,955    100%    100%     346,175,772    100%      100%      405,070,459     100%      100%
--------------------- -------------- ------- -------- -------------- -------- ---------- --------------- -------- ---------

---------------------
(1) As of September 29, 2000, French investors held approximately 84% of our shares (and foreign investors the remaining 16%), our directors and senior managers did not hold a material percentage of our shares and no shareholder other than Vivendi Universal held more than 5% of our share capital.
(2) As of December 31, 2001, French investors held approximately 88% of our shares (and foreign investors the remaining 12%), our directors and senior managers did not hold a material percentage of our shares and no shareholder other than Vivendi Universal held more than 5% of our share capital.

Relationship with Vivendi Universal as Principal Shareholder

         During the course of 2002, Vivendi Universal's interest in our company decreased from approximately 63% to approximately 20% in a series of transactions described below. SNEGE, a wholly owned subsidiary of Vivendi Universal, held 99.99% of our shares from the time of our incorporation in 1995 until March 31, 1999, when Vivendi Universal acquired 100% of our shares for their nominal value in a series of transactions that was completed on April 9, 1999. In July 2000, Vivendi Universal's interest in our company was reduced to approximately 63% as a result of an initial public offering in France and an international private placement of our shares and the conversion of our convertible bonds into our shares. Following the public offering, private placement and bond conversion, Vivendi Universal purchased an additional 9% of our shares on the open market, increasing its interest in our company to approximately 72%.

         On February 8, 2001, Vivendi Universal issued (euro)1.809 billion principal amount of bonds that are exchangeable for shares of our company held by Vivendi Universal, representing 9.3% of our share capital. The 2% five-year bonds were issued at a price of (euro)55.90, a 30% premium to the closing price of our shares on Euronext Paris on February 7, 2001. Each bond is exchangeable for one of our existing shares.

         On December 4, 2001, Vivendi Universal sold 32.4 million of our shares, representing 9.3% of our total share capital, on the open market at a price of
(euro)38 per share. On December 17, 2001, we distributed one free warrant for each of our 346,174,955 shares to persons who held our shares on December 14, 2001. The warrants are listed on the Premier Marche of Euronext Paris. Subject to adjustments, including those resulting from our capital increase through a rights offering conducted in July 2002, each 7 warrants will entitle the holder to subscribe 1,009 shares of our company at a subscription price of (euro)55 per share. Altogether, the warrants may be exercised for up to 49,453,565 of our shares, subject to anti-dilution adjustments. The warrants may be exercised at any time from December 17, 2001 to and including March 8, 2006. Warrants distributed in respect of shares held in the form of ADSs were sold on Euronext Paris by The Bank of New York, acting as depositary for our ADSs, and the proceeds were distributed to holders of ADSs. As a result of the issuance of our warrants, Vivendi Universal may subscribe and purchase shares representing up to 9.3% of our total share capital. As of December 31, 2002, 99,134 warrants had been exercised, which resulted in the issuance of 14,162 new shares and an increase in share capital of (euro)191,187, including 91 warrants exercised in 2002 that resulted in the issuance of 13 new shares which were acknowledged and recorded by our management board on March 24, 2003.

         On June 12, 2002, Vivendi Universal and Deutsche Bank AG, acting through its London branch, signed a financing agreement in the form of a French repurchase arrangement (pension livree), maturing on December 27, 2002, with respect to 43.5 million of our shares. Following this transaction, Deutsche Bank held 43,990,083 of our shares, representing 12.70% of our capital and 12.90% of the voting rights. On June 24, 2002, Deutsche Bank sold 53,787,250 of our shares on the open market. This sale was conducted through an accelerated book-building of institutional investors and was managed by BNP Paribas, Deutsche Bank and Societe Generale. In connection with this transaction, Deutsche Bank sold the shares it held pursuant to the June 12, 2002 financing agreement with Vivendi Universal, which was increased as part of the offering. The amount of the financing, which matured on December 2002, was repaid by means of a forward contract between Vivendi Universal and Deutsche Bank for the same number of shares at the offering price. This transaction did not have an impact on the market for our shares.

Relationship with the Group of Declared Investors and the New Investors

         In July 2002, we conducted a capital increase through the issuance of preferential subscription rights to our shareholders. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors, whom we refer to as the Group of Declared Investors (GID) acquired and exercised the preferential subscription rights granted to Vivendi Universal and subscribed for the remainder of our shares not subscribed by the public. The GID consisted of the Caisses des Depots et Consignations, Groupama, BNP Paribas, AGF, Societe Generale, Dexia, Caisses d'Epargne, Credit Lyonnais and Natexis Banques Populaires. Following the transaction, the GID held 9.4% of our share capital, which was subject to a lock-up that has since expired.

         Vivendi Universal continued to hold shares representing 40.8% of our capital and, in the context of our capital increase, agreed that, until December 23, 2003, it would not take any of the following actions without the prior written consent of the banks that managed the capital increase:

          (i) offer, sell, pledge or otherwise transfer, directly or indirectly, any of our shares,

          (ii) issue, grant, offer or sell, directly or indirectly, any securities convertible into or exchangeable for our shares, or

          (iii) enter into any derivative transaction in respect of our shares,

          These limitations, however, would not apply in the case of:

          (i) a tender of our shares in connection with a public tender or exchange offer for our shares, a merger with or partial asset contribution to our company or any other restructuring transaction in respect of our company, to the extent that the final holder of 10% or more of our shares agrees to become subject to the same lock-up obligations for the remainder of the lock-up period,

          (ii) a sale by Vivendi Universal in the event that Vivendi Universal is subject to a public tender offer or exchange offer that is not approved by the Board of Directors of Vivendi Universal,

          (iii) the delivery of shares pursuant to the exercise of Vivendi Universal's outstanding exchangeable bonds issued in February 2001,

          (iv) sales to third parties in private transactions, so long as the transferee agrees to become subject to the same lock-up obligations for the remainder of the lock-up period, or

          (v) a pledge of shares, so long as the pledgee agrees to become subject to the same lock-up obligations for the remainder of the lock-up period.

         On November 24, 2002, Vivendi Universal, our company, the GID and a group of new investors, whom we refer to as the New Investors signed an addendum to the original GID agreement to allow Vivendi Universal to sell on December 24, 2002 to the New Investors and to our company a total of 82,486,072 of our shares and to grant, for each share acquired, a call option that is exercisable at any time between December 24, 2002 and December 23, 2004. Each call option grants the right to purchase one of our shares at a price of (euro)26.50 per share, subject to normal adjustments in the case of transactions affecting our share capital. The sale of 82,486,072 of our shares closed on December 24, 2002. In the event that all of the call options are exercised, Vivendi Universal will no longer hold any of our shares.

         Pursuant to the addendum, we repurchased 3,624,844 of our own shares, representing approximately 0.9% of our capital, and hold a call option to purchase the an equal number of our shares from Vivendi Universal. The New Investors consist of EDF, Caisse des Depots et Consignations, Groupama SA, AXA, Compagnie d'Investissement de Paris SAS, Eurazeo, Aurelec, Dexia Credit Local, Caisse Nationale des Caisses d'Epargne, Assurances Generales de France Holding, CNP-Assurances, Credit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Credit Lyonnais Mederic Prevoyance and Wasserstein Family Trust LLC. Each of the New Investors has agreed to be bound by the terms of Vivendi Universal's lock-up described above, except that the lock-up restrictions will not apply in the case of:

          (i) a tender or sale of our shares in the context of a public tender offer initiated for our company,

          (ii) sales to third parties in private transactions, so long as the transferee agrees to become subject to the same lock-up obligations for the remainder of the lock-up period,

          (iii) a transfer by a New Investor to any company controlled by it, controlling it, or under the common control with it, so long as the transferee agrees to become subject to the same lock-up obligations for the remainder of the lock-up period;

          (iv) a pledge of shares, so long as the pledgee agrees to become subject to the same lock-up obligations for the remainder of the lock-up period;

          (v) a loan or sale of shares in the connection with the implementation of employee shareholding programs; and

          (vi) a transfer to any third party pursuant to a final judicial decision that is not subject to appeal or that is immediately enforceable which requires the transfer to be consummated before December 21, 2003, or, upon the occurrence of certain acceleration events, for purposes of enforcing the pledges granted by Vivendi Universal to its lenders and the New Investors.

         The following table shows the shareholders and the number of shares that are bound by the lock-up agreement described above and the number of additional shares that may be purchased by these shareholders pursuant to the addendum dated November 24, 2002. Other than the Caisse des Depots et Consignations, EDF and Groupama, none of the shareholders below would hold 5% or more of our share capital if they exercised all of their call options under the November 24, 2002 addendum.

                        Shareholders                                                         Number of Shares
                                                                  Number of Shares        Underlying Call Options
                                                                   Subject to the           issued by Vivendi
                                                                      Lock-up                  Universal(1)
------------------------------------------------------------------------------------------------------------------
EDF                                                                    16,155,492                  16,155,492

Caisse des Depots et Consignations                                     12,278,000                  12,278,000

Groupama SA                                                            12,116,619                  12,116,619

AXA                                                                     5,333,334                   5,333,334

Compagnie d'Investissements de Paris SAS(2)                             4,444,445                   4,444,445

Eurazeo                                                                 4,444,445                   4,444,445

Our Company                                                             3,624,844                   3,624,844

Aurelec(3)                                                              3,333,334                   3,333,334

Dexia                                                                   2,666,667                   2,666,667

Caisse Nationale des Caisses d'Epargne                                  2,444,445                   2,444,445

Assurances Generales de France Holding                                  2,222,223                   2,222,223

CNP                                                                     2,222,223                   2,222,223

Credit  Agricole  Indosuez  (Suisse)  for the  account  of a
client                                                                  2,222,223                   2,222,223

Credit Industriel et Commercial SA                                      2,222,223                   2,222,223

Generali                                                                2,222,223                   2,222,223

Credit Agricole Indosuez (Suisse) SA                                    1,199,999                   1,199,999

Credit Lyonnais                                                         1,111,111                   1,111,111

Mederic Prevoyance                                                      1,111,111                   1,111,111

Wasserstein Family Trust LLC                                            1,111,111                   1,111,111

Total                                                                  82,486,072                  82,486,072
------------------------------------------------------------------------------------------------------------------

---------------------
(1) The additional shares purchased from Vivendi Universal upon exercise of the call options will remain subject to the lock-up agreement described above.
(2) Member of the BNP Paribas group.
(3) Member of the Societe Generale group.

         To our knowledge, there are no shareholders' or other agreements relating to our shares other than the lock-up agreement described above.

                           Related Party Transactions

Formation

         Vivendi Universal created our company in 1999 by grouping together the majority of its existing environment-related operations as follows:

          o transferring to us its 49% interest in the Spanish company B 1998 SL, a holding company that owns 56.53% of FCC, at market value ((euro)691 million);

          o contributing to us its 100% interest in Compagnie Generale d'Entreprises Automobiles for (euro)633.9 million, its 100% interest in Dalkia Holding for (euro)915.0 million, its 4.19% interest in Dalkia for (euro)58.9 million, its 100% interest in Compagnie Generale des Eaux for (euro)1,307.7 million and its 14.3% interest in Philadelphia Suburban Corporation for
               (euro)51.9 million. Each contribution was made for the book value of the interest contributed. On the same date, we transferred the interests in Compagnie Generale des Eaux and Philadelphia Suburban Corporation to Vivendi Water at book value in exchange for shares of Vivendi Water stock; and

          o transferring securities representing its interest in United States Filter Corporation to Vivendi Water for (euro)2.7 billion.

         As of December 31, 1999, at the closing of these transactions, Vivendi Universal owned 100% of our capital and, after various debt transfers within the environment sector, our company (exclusive of our subsidiaries) owed Vivendi Universal (euro)8,122 million, net of loans owed by Vivendi Universal in connection with the convertible bonds in an aggregate amount of (euro)2,807 million.

         Vivendi Universal also transferred a number of intangible water assets, including the brand "Compagnie Generale des Eaux," the related logo and various related trademarks to Compagnie Generale des Eaux.

Transfer of securities and interests

         In order to complete the separation of Vivendi Universal and our company, we entered into a Master Agreement with Vivendi Universal dated December 20, 2002, as well as several ancillary Cooperation Agreements.

         Pursuant to the terms of the Master Agreement, our company and Vivendi Universal have agreed that:

          o Vivendi Universal will sell its 83.7% interest in Apa Nova Bucaresti, a Romanian company, to Compagnie Generale des Eaux for(euro)35,009,309,

          o subject to a number of conditions, Vivendi Universal will sell its 20.09% interest in Genova Acque, an Italian company, to Compagnie Generale des Eaux for(euro)25 million;

          o subject to certain conditions, Vivendi Universal will sell its 26% interest in the Societe des Eaux et de l'Electricite du Nord (Tanger-Tetouan) to Compagnie Generale des Eaux for
               (euro)6,548,852, which be settled by setting-off an equal amount owed by Vivendi Universal to our company as a result of the payment of the original purchase of this company made by us on behalf of Vivendi Universal,

          o Vivendi Universal will sell preferred shares of VNAC to VNAO for US $10,176,750;

          o Vivendi Universal or certain of its subsidiaries will sell to our company and/or certain of our subsidiaries various securities and interests with an insignificant value; and

          o We, or our subsidiaries, will sell to Vivendi Universal various securities and interests that we have historically held in companies unrelated to our environmental management services business.

         The Master Agreement provides that the sale of these securities and interests must be finalized by no later than December 31, 2004.

Transfer of Water Distribution and Treatment Operations to Compagnie Generale des Eaux

         Vivendi Universal sold its water-related operations in France (with the exception of certain water-related contracts, as described below) to our wholly-owned subsidiary Compagnie Generale des Eaux at book value in a transaction that took effect on November 1, 1999 (the "water transfer"). For accounting purposes, the water transfer was made effective as of January 1, 1999 under a special tax exemption regime.

         Some of Vivendi Universal's contracts to provide water-related services contain provisions that limit its ability to transfer those contracts without the permission of the other parties. During 2002, Vivendi Universal transferred to us almost all of the remaining contracts (with a book value of (euro)25.4 million) as it received the required consents from the other parties to these contracts. As of December 31, 2002, six contracts had not yet been transferred for various reasons, representing revenue of approximately (euro)10 million. Pursuant to the terms of the Cooperation Protocol dated December 20, 2002, Vivendi Universal has agreed to continue operating these contracts with the financial support of Compagnie Generale des Eaux, which will receive the economic benefits and assume the risks under the contracts.

Financial Agreements

         We have entered into a number of agreements with Vivendi Universal and some of its affiliates in connection with our formation and the initial public offering of our shares. These agreements, which establish the financial relationship between Vivendi Universal and our company, include:

          o    an intercompany short-term loan agreement signed in June 2000;

          o an infrastructure renewal and maintenance guarantee agreement relating to our water and heat distribution activities; and

          o a counter-guarantee agreement related to guarantees granted by Vivendi Universal in favor of our subsidiaries on or prior to July 20, 2000.

         These contracts which were approved by our supervisory board on June 19, 2000, were modified during 2002.

         We have also entered into a number of indebtedness and other financial transactions with Vivendi Universal that are not related to our formation, including an agreement relating to Aguas Argentinas, and a loan relating to a bond issued by Vivendi Universal that is exchangeable for shares of Vinci held by one of our subsidiaries.

         Loan Agreement of June 19, 2000

         On June 19, 2000, the existing shareholder's current account was consolidated under a credit line extended to us by Vivendi Universal for a maximum amount of (a)8.12 billion repayable at maturity on December 31, 2004. This credit line agreement was accompanied by an interest rate swap agreement on September 15, 2000. On May 2, 2001, we reimbursed in full all outstanding amounts due by our company to Vivendi Universal under this shareholder's account credit line. During the second half of 2001 and the first half of 2002, we and Vivendi Universal agreed to undo the swap arrangements pursuant to agreements dated March 4, 2002 and January 13, 2003. The latter agreement terminated the June 19, 2000 loan agreement except for provisions relating to the shareholder's account, which may be temporarily and automatically reactivated at any time that a holder of our exchangeable bonds exercises its right to exchange its bonds into shares of Vivendi Universal on the basis of the principal amount due and accrued interest on its bonds.

         Guarantee Agreement

         In connection with the formation of our company and Vivendi Universal's contribution or sale to us of its interests in its water and energy services operations, we have replaced Vivendi Universal as managing partner (associe commandite) of substantially all Vivendi Universal's water and energy services subsidiaries. As managing partner of these subsidiaries, we have assumed Vivendi Universal's obligations to reimburse those subsidiaries for expenses related to the maintenance and replacement of equipment, in exchange for annual indemnity payments and statutory dividends from these subsidiaries.

         As managing partner of the subsidiaries, we have the power to appoint managers (gerants). We are also jointly liable for those subsidiaries' obligations. Under a guarantee agreement dated June 20, 2000, Vivendi Universal will pay us for any loss that we suffer over a period of 12 years as a result of our undertaking to reimburse the subsidiaries for expenses associated with the maintenance or replacement of equipment. This guarantee covers both recurring expenses (those incurred in accordance with budgeted amounts and charges recorded in previous years) and exceptional expenses. Recurring expenses are guaranteed up to an initial limit of (euro)15.2 million (in June 2000 euros) a year (subject to adjustment), a limit that is indexed to the cost of equipment maintenance and repair. The maximum total amount we can recover for recurring expenses is (euro)228.7 million.

         Pursuant to the terms of the Master Agreement dated December 20, 2002, the (euro)15.2 million annual cap was increased beginning in fiscal year 2002 by an additional (euro)15.2 million, raising the annual cap to (euro)30.5 million (in June 2002 euros), or (euro)32.38 million after indexing. Although due from fiscal year 2002, the additional (euro)15.2 million tranche will only be payable beginning in January 2005 and will bear interest at the legal interest rate. The Master Agreement also provides that if the cumulative amount of our renewal expenses exceeds (euro)228.7 million, Vivendi Universal will cover the excess amount up to a maximum and definitive amount of (euro)76.2 million. Finally, we agreed to terminate the guarantee relating to exceptional expenses, which were initially guaranteed up to a maximum total amount of (euro)381.1 million less any sums already paid to us under the guarantee.

         Counter-Guarantee Agreement

         Prior to our formation and the initial public offering of our shares, Vivendi Universal granted a variety of guarantees (for an initial amount of (euro)6 billion) to third parties on behalf of our subsidiaries, generally in connection with those subsidiaries' bids for public auctions, receipt of funds from bank financing and sales of assets (the "subsidiary guarantees").

         We have entered into a counter-guarantee agreement dated June 20, 2000, pursuant to which we will indemnify Vivendi Universal for any costs, losses or expenses it incurs in connection with the subsidiary guarantees. Under the counter-guarantee agreement, we are also required to use our best efforts to obtain the consent of beneficiaries of the subsidiary guarantees to the transfer of the subsidiary guarantees from Vivendi Universal to us. When such a transfer occurs, we are released from our obligations under the counter-guarantee agreement as they relate to the transferred guarantee. In the absence of a transfer or prior to a transfer taking place, Vivendi Universal's commitments are counter-guaranteed by our company.

         Pursuant to the Master Agreement dated December 20, 2002, and in light of the transfer or expiration of certain of the guarantees covered by the June 20, 2000 protocol, we and Vivendi Universal have redefined both the list of subsidiary guarantees that will be transferred to, or otherwise counter-guaranteed by, our company as well as the conditions and means by which Vivendi Universal may obtain a counter-guarantee from us.

         As of December 31, 2002, the total amount potentially due under the subsidiary guarantees was approximately (euro)247 million. Of this amount, we have already obtained consents from subsidiaries to transfer guarantees from Vivendi Universal to us representing an amount due of approximately (euro)50 million.

         Aguas Argentinas

         Pursuant to the December 20, 2002 Master Agreement, we and Vivendi Universal have agreed that Vivendi Universal will definitely remain the owner of shares of Aguas Argentinas, an Argentinean company, which were listed among the interests that we were supposed to acquire pursuant to an annex to the June 20, 2000 counter-guarantee agreement. As a result, Vivendi Universal has definitely cancelled the counter-guarantee relating to these shares given to us pursuant to the June 20, 2000 agreement. In exchange, we have agreed to pay, subject to a cap of US $5 million, the first sums due under Vivendi Universal's guarantees in respect of Aguas Argentinas' financial commitments.

         Vinci Exchangeable Bond

         We also participated indirectly in the issuance by Vivendi Universal on March 1, 2001 of bonds that are to be repaid either in existing shares of Vinci held by us and Vivendi Universal or cash. In connection with this transaction, we received a loan from Vivendi Universal in a principal amount of (euro)120 million relating to 1,552,305 shares of Vinci held by our subsidiary Dalkia France. The terms of the loan are identical to the terms of the exchangeable bonds issued by Vivendi Universal, which bear interest at a rate of 1% per year and mature in March 2006. We transferred the economic benefits of the loan to Dalkia France.

Other Agreements

         FCC Agreement

         In connection with the formation of our company, Vivendi Universal transferred to us its 49% interest in B1998 SL, a holding company that owns 52.48% of the shares of Fomento de Construcciones y Contratas (FCC), a leading provider of environmental management and other services in Spain and Latin America. Ms. Esther Koplowitz, who was a member of our supervisory board until December 2002, owns the remaining 51% of FCC's holding company. As a result, we have an indirect 25.7% stake in FCC, which is listed on the Madrid Stock Exchange. We have also created a number of joint ventures with FCC that operate a significant part of our environmental management business in Spain and Latin America.

         The relationship between the shareholders of FCC's holding company is governed by the following agreements:

          o a shareholders' agreement, which establishes the principles for shared control of FCC's holding company and its subsidiaries, including equal representation in the main executive bodies of FCC and its subsidiaries group, such as the boards of directors and executive committees of these companies;

          o an option agreement, pursuant to which Ms. Koplowitz has the option, exercisable at any time through October 6, 2008, to require us to purchase the remaining interest in FCC's holding company at a price determined at the time of exercise based on the average market price of FCC's common stock over the prior three months, subject to a cap equal to the lower of seven times FCC's EBITDA and 29.5 times FCC's earnings per share in the prior fiscal year; and

          o the articles of association of FCC's holding company, which provide that certain important decisions with respect to the FCC group, such as increases or decreases of capital, amendments to articles of association, mergers, spin-offs or dissolution, require supermajority shareholder approval, and establishes a reciprocal right of first refusal in the event of a sale of shares of the holding company to a third party.

         If Ms. Koplowitz exercises the put option against us, we would ultimately own 100% of the holding company that controls FCC. Under these circumstances, Spanish law may require us to launch a public tender offer for all of the shares of FCC not owned by FCC's holding company, which represent approximately 47.5% of FCC outstanding shares, at a price per share to be approved by the Spanish stock exchange authorities. Based on the price of FCC's common stock on March 3, 2003, the price for the remaining 47.5% of FCC would be approximately (euro)1.4 billion, subject to adjustment by the Spanish stock exchange authorities.

         Under the agreements, Ms. Koplowitz also had the right to buy Vivendi Universal's interest in FCC's holding company in the event that Vivendi Universal ceased to hold a majority interest in our company. However, on June 17, 2002, we entered into an agreement with Ms. Koplowitz pursuant to which we formally replaced Vivendi Universal as the contractual party to these agreements and were recognized as a definitive authorized shareholder of FCC's holding company. As a result, Ms. Koplowitz also agreed to not exercise the right to buy our interest in FCC's holding company in the event that Vivendi Universal ceased to hold a majority of our shares. In exchange, we granted Ms. Koplowitz the right to buy our interest in FCC's holding company in the event that our company is subject to a hostile takeover. This agreement defines a "hostile takeover" as any direct or indirect acquisition of 25% or more of our shares that does not have the approval of our supervisory board or management board that is effected by a direct competitor of FCC in Spain. The purchase price would be equal to the average of the price we paid for the acquisition of our participation in FCC's holding company ((euro)691 million) and the market value of our participation, which is determined by reference to the average trading price of FCC's shares during the three-month period preceding the hostile takeover. The bylaws of FCC's holding company also grant each shareholder a right of first refusal in the event the other shareholder wishes to sell all or a portion of its shares.

         In addition, we have confirmed our commitment to support the growth of revenue from FCC's activities, other than FCC's real estate activities in Spain (conducted through its 50% interest in Realia) and its other services activities (including industrial logistics, air conditioning, vehicle imports and security) conducted through its majority interest in Gruycsa. As a result, we have agreed that, until December 31, 2004, the Chairman of the Board of Directors of FCC would have a casting vote in the event of any deadlocks between the members of the Executive Committee of FCC on decisions relating to projects for the realization of this objective. This temporary casting vote may become a permanent right of the Chairman of the Board of Directors of FCC after December 31, 2004 in the event that FCC's revenue does not meet certain growth targets.

         Trademark License Agreement

         We entered into a trademark license agreement with Vivendi Universal on June 20, 2000 (with effect as of January 1, 2000) that grants us the right to use the trademark "Vivendi Environnement" in France and in all other countries in which the trademark is registered. Under the terms of the agreement, we may not grant a sub-license to any of our subsidiaries. The license has a term of five years, and is renewable automatically for sucessive 5-year periods, unless terminated by either party with six months' prior notice. The agreement may be terminated by Vivendi Universal if Vivendi Universal ceases to hold, directly or indirectly, shares carrying a majority of our voting power. In such a case, we will be required to change our corporate name, and to otherwise stop using the trademark, within two years. As of the date of the filing of this annual report on Form 20-F, Vivendi Universal had not yet exercised this option to terminate the agreement, and the Cooperation Protocol of December 20, 2002 provides that the trademark license agreement of June 20, 2000 remains in full force and effect.

         Upon approval of our shareholders at the general meeting to be held on April 30, 2003, we will cease using the term "Vivendi" in our name or as our trademark. As a result, the license agreement would cease to have a valid purpose and will be terminated within a reasonable period of time to allow for the completion of the formalities related to our name change, as well as our logistical and technical requirements, such as, in particular, the re-routing of our Internet websites.

         Transfer of Certain Work Contracts

         Prior to our formation, four members of our management board (Messrs. Proglio, Contamine, Frerot and Gasquet) had employment contracts with Vivendi Universal, which, after our formation, billed us in full for compensation paid under these contracts. Effective February 1, 2003, these employment contracts have been transferred to our company pursuant to French labor law with terms and conditions that are essentially identical to those contained in the contracts signed with Vivendi Universal.

ITEM 8: FINANCIAL INFORMATION

             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         Please refer to the consolidated financial statements and the notes and exhibits thereto in Item 18.

Litigation

         We are involved from time to time in various legal proceedings in the ordinary course of our business. We do not believe that any of the legal proceedings in which we are currently involved in the ordinary course of our business will have a material adverse effect on our results of operations, liquidity or financial condition, except for the legal proceedings described below.

         Compagnie Generale des Eaux

         On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Generale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in this market. On July 11, 2002, the Council rejected the allegations of illicit cooperation among the water services companies in questions and refused to impose monetary sanctions or issue an injunction against these companies. However, the Council considered that the existence of these joint ventures may constitute a "collective dominant position" in this market and requested the French Ministry of Economy and Finance to take all necessary measures to modify, complete or terminate the pooling of means of these companies through their joint ventures. On February 18, 2003, the Court of Appeals of Paris (Cour d'appel de Paris) confirmed the Council's decision, indicating that the Minister of Economy and Finance would decide, in its sole discretion, on the scope and terms of the measures to be taken in application of the Council's decision. The decision of the Court of Appeals was appealed before the French Supreme Court (Cour de cassation). In light of the nature of the litigation, we have not accrued a reserve for the potential outcome of this litigation.

         SADE

         On April 12, 2000, SADE, a subsidiary of Vivendi Water, and 40 other companies received notice from the French Competition Council of a complaint alleging "anticompetitive agreements" among these companies in respect of public bids for 44 public sector construction contracts in the Ile-de-France department, which includes Paris and its suburbs. These companies, including SADE, filed answers to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaces its original complaint and reduces the number of construction contracts subject to scrutiny to 32 contracts, 4 of which involve SADE. The companies filed an answer to the new complaint in January 2002. In particular, SADE contests the Council's complaint on the merits and on the basis of irregularities in the complaint procedure that have affected its right of defense. At this stage of the procedure, we cannot evaluate the financial risk associated with this procedure and, accordingly, have not accrued a reserve for the potential outcome of this litigation.

         OTV

         At the end of 1993, NOSS, a consortium led by Northwest Water International Limited in which Vivendi Water participates through its subsidiary Omnium de Traitement et Valorisation, or OTV, won a contract to build a water treatment station and a wastewater network in the city of Bangkok pursuant to an offer made in a public tender held in 1992. The value of the contract at the time was 150 million pounds sterling and required 38 months of public works. Because of numerous difficulties encountered with Bangkok municipal authorities (including, for example, restrictions on access to key sites and modifications of project specifications) and the failure to agree on compensation during the ensuing discussions, NOSS terminated the contract on March 6, 1998 and commenced an arbitration proceeding for damages. The Bangkok municipal authorities rescinded the contract in June 1999 and drew on the project guarantees, which were partially paid by the issuer banks. In addition, all related outsourcing contracts were terminated by mutual consent, except for a contract with Euro Iseki Limited, or EIOL, which commenced its own arbitration proceeding against NOSS for payment of 12 million pounds sterling. Regarding the claim against the municipality of Bangkok, the arbitrators are still in the process of being appointed. Regarding EIOL's claim, the arbitral court rejected EIOL's request for an accelerated payment procedure and held that EIOL bears the burden of proving its alleged claim. In addition, EIOL's allegations that NOSS acted in bad faith were also rejected. As a result, we do not expect that a final award will be rendered in either of these proceedings for several years. Although it is jointly and severally liable with the other members of the NOSS consortium in respect of any monetary damages that may be awarded to the other parties in these proceedings, we do not believe that this litigation will have a material adverse effect on our company and have accrued a reserve for its potential outcome.

         USFilter

         Several subsidiaries of USFilter are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. These lawsuits typically allege that the plaintiffs' injuries resulted from the use of products manufactured or sold by USFilter's subsidiaries or their predecessors. There are generally numerous other defendants, in addition to USFilter's subsidiaries, which allegedly contributed to the claimed injuries. We accrue a reserve for USFilter's subsidiaries' estimated liability in these cases based on, among other things, the nexus between the claimed injuries and the products manufactured or sold by USFilter's subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants, and the availability of insurance coverage. These reserves are accrued at the time such liabilities are probable and reasonably estimable. A number of such claims have been resolved to date either through settlement or dismissal. To date, none of these claims has been tried to a verdict. We do not expect these claims to have a material adverse effect on our business, financial condition or results of operation. It is not possible, however, to predict the extent to which additional claims of this type may be filed in the future against USFilter's subsidiaries or the amounts for which USFilter's subsidiaries ultimately may be liable as a result of such claims.

         Connex

         On November 27, 1998, the French general direction for consumers, competition and the prevention of fraud, or DGCCRF, obtained an order from a French court authorizing it to perform an inspection on the premises of our transportation subsidiaries CGEA Transport, Transdev, CGFTE and ViaGTI, with the objective of obtaining elements of proof relating to possible anti-competitive practices in the urban transportation market. The DGCCRF proceeded to perform these inspections and seizures on December 17, 1998. The appeals filed by Connex in respect of these decisions were rejected, and on February 11, 2003 Connex was notified that the Minister of Economy and Finance had requested the French Competition Council to render a decision in this matter on the merits. We have not accrued any reserves for this claim.

         Onyx

         In April 1998, Onyx and JANCOM International Development Projects, or JANCOM, a Philippine company, concluded an agreement with the government of the Philippines to plan to participate jointly in a contract to construct and manage a waste management center in the San Mateo area of Manila, The Philippines. This agreement was subject to the condition that the contract with the Philippine government become effective, which was in turn subject to a number of conditions that were not fulfilled. On November 4, 1999, the Government of the Philippines declared that the project had been abandoned. On May 4, 2001, Onyx received an arbitration demand from the secretary of the International Chamber of Commerce
(ICC) in which JANCOM alleges that Onyx violated a contractual exclusivity clause and requests the payment of damages amounting to US$100 million, without specifying the basis for the amount of the damages claimed. Onyx rejected JANCOM's claims on the grounds, among others, that neither the contract with the Philippine government nor the agreement concluded with JANCOM became effective. In addition, Onyx has filed a counterclaim against JANCOM for damages amounting to US$1 million, which was increased to US$3 million. On June 24, 2002, the arbitral court rendered and interim decision confirming that the exclusivity clause did not become effective. At this stage of the proceedings, JANCOM still has an opportunity to present evidence of the alleged "destructive" nature of the project. However, on December 19, 2002, the arbitral court ordered JANCOM to post a US $585,000 surety as security for payment of procedural costs and expenses. JANCOM has not posted the required guarantee. We have not established any reserves in our accounts in respect of this claim.

         On July 27, 1997, a fire that started in a landfill operated by Onyx Mediterranee, a subsidiary of Onyx, in Septemes-les-Vallons, in the south of France, destroyed 3,500 hectares of scrubland. As a result of damages inflicted to certain assets located in the surrounding area and, to a lesser extent, several minor injuries suffered by several persons, the criminal court (tribunal correctionnel) of Aix-en-Provence commenced proceedings against Onyx Mediterranee and two of its employees in February 2003, in the context of which civil parties are requesting damages in a maximum amount of (euro)6 million. The amount of damages is subject to further expertise and the final verdict is expected to be rendered on May 6, 2003. In light of the amount of damages claimed, we do not expect this litigation to have a material adverse effect on our financial condition and have not accrued any reserves in our accounts in respect of this claim.

         Dalkia

         In August 1995, Finenergia, an Italian subsidiary of Dalkia, entered into a heads of agreement with members of the Jacorossi family to acquire the Fintermica group. The acquisition was subject to satisfactory accounting due diligence in respect of all of the companies in the Fintermica group. Because this condition was not satisfied, Finenergia terminated the negotiations relating to this acquisition. The Jacorossi family commenced arbitration proceedings against Finenergia alleging that, pursuant to the heads of agreement, any dispute relating to the purchase price should have been resolved through a technical arbitration that would have rendered a decision on the purchase price that would have been binding on the parties. The arbitral tribunal held that Finenergia had terminated the heads of agreement in bad faith and ordered KPMG to determine the amount of damages suffered by the Jacorossi family as a result of this termination. On February 20, 2003, KPMG issued a preliminary report finding that the Jacorossi family members suffered a direct financial harm of between (euro)19 million and (euro)26 million. Finenergia has filed several appeals at different stages of these proceedings and has contested KPMG's preliminary report on grounds relating to form and on the merits. We have accrued a reserve in our accounts in respect of this claim.

         Proactiva

         On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico against, among others, Compania de Aguas de Puerto Rico ("CAPR"). CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, our joint venture with FCC. The complaints allege that CAPR operated a wastewater treatment facility in Barceloneta, Puerto Rico that emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents. The lawsuits were consolidated into a single suit and transferred to the Commonwealth Court in San Juan, Puerto Rico, at the order of the Supreme Court of Puerto Rico. The consolidated suit is currently in the discovery stage. We do not believe that the suits will have a material adverse effect on our business and intend to defend them vigorously. In light of Proactiva's extensive insurance coverage, we have not accrued any reserves in our accounts in respect of this lawsuit.

         See Note 14 to our consolidated financial statements for the aggregate amount of reserves accrued by our company in respect of all litigation, including tax claims, in which we or our subsidiaries are involved. These reserves cover the losses that we believe are probable as a result of all types of litigation in which we are involved in the course of our business, including a large number of claims and proceedings that, individually, are not material to our business. The largest individual reserve accrued in our financial statements relating to litigation amounts to approximately (euro)20 million.

Dividend Policy

         Subject to the approval of our shareholders and applicable provisions of the French commercial code and our statuts, we currently intend to pay dividends in the future as determined by the management board and approved by our shareholders. The payment and amount of any future dividends will depend on a number of factors, including our financial performance and net income, general business conditions and our business plans and investment policies. See "Item
10. Additional Information -- Memorandum and Articles of Association -- Rights, Preferences and Restrictions Applicable to Our Ordinary Shares -- Dividends" and "Item 3. Key Information -- Dividends."

                               SIGNIFICANT CHANGES

         The following discussion should be read in conjunction with our discussion of the evolution of our business, our financial condition, our results of operations and a comparison of our operating results and financial condition in preceding periods included in "Item 5. Operating and Financial Review and Prospects."

         The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described under "Key Information -- Risk Factors." Our results may differ materially from those anticipated in the forward-looking statements.

Recent Developments

         Since the date of our consolidated financial statements, we have pursued our strategic goals to increase organic growth, obtain new contracts, enter into new partnerships and alliances and continue to divest non-strategic assets. The following are the most significant developments in our businesses since December 31, 2002.

         Water

         In February 2003, we entered into an agreement with a group of institutional investors led by The Royal Bank of Scotland to acquire an indirect minority interest in Southern Water, a U.K. water and wastewater operator. This agreement represents the final step in our acquisition of an interest in Southern Water. In March 2002, First Aqua Holdings Limited (FAH) agreed to acquire Southern Water from Scottish Power at an enterprise value of (pound)2 billion. The purchase agreement was executed in April 2002.

         In May 2002, Vivendi Water U.K., a subsidiary of Vivendi Water, agreed to acquire First Aqua (JVCo) Ltd., Southern Water's holding company, from FAH on terms equivalent to the initial purchase by First Aqua (JVCo) Ltd. of Southern Water. Through this acquisition, we sought to control a recognized major operator in the U.K. water market, in a dynamic geographic area, and particularly to gain access to the U.K. treatment market in order to generate synergies with our other U.K. activities. In the context of this transaction, we also granted a put option to a group of financial investors that had acquired (pound)374 million of First Aqua (JVCo) Ltd.'s preferred shares, which could be exercised on the third anniversary of Southern Water's purchase agreement (April
2005). We also had a call option to acquire these preferred shares, which could be exercised at any time between the first and fifth anniversaries of Southern Water's acquisition agreement (from April 2003 through April 2007) or the date of the purchase agreement between Vivendi Water U.K. and FAH, if signed prior to April 2003. The acquisition of First Aqua (JVCo) Ltd. was approved by the European Commission on August 23, 2002, but remained subject to the approval of U.K. antitrust authorities and the arrangement of long-term non-recourse financing to refinance the existing debt of First Aqua (JVCo) Ltd. and Southern Water.

         Having concluded that the closing conditions set forth in the May 2002 agreement had not been satisfied, we renounced seeking to acquire a controlling interest in Southern Water and at the end of 2002 commenced negotiations with Royal Bank Investments Limited, a subsidiary of The Royal Bank of Scotland, to sell our interest in Southern Water to it immediately upon acquiring Southern Water.

         In February 2003, we entered into an agreement with Southern Water Capital relating to the acquisition of Southern Water. Pursuant to this agreement, Southern Water Investments Ltd, a newly created company, will acquire First Aqua (JVCo) Ltd. in accordance with the terms of the May 2002 agreement with First Aqua Holdings Ltd. Southern Water Capital, held by the Royal Bank of Scotland (49%) and other investors (51%), will hold 80.1% of Southern Water Investments and our company will hold 19.9%. Southern Water Capital, which will control Southern Water through Southern Water Investments, has also granted us an option to acquire an additional 5.1% stake in Southern Water Investments. In addition, First Aqua (JVCo) Ltd. will redeem the (pound)374 million preferred shares issued to financial investors in March 2002.

         The February 2003 agreement is subject to, among other things, U.K. regulatory approvals and various procedural conditions. The parties to the agreement are in discussions with the UK Director General of Water Services and the UK Director General of Office of Fair Trading regarding these transactions, and particularly in respect of the possible concessions that may be required by the Competition Commission. We believe that the regulatory authorizations will be obtained.

         We will invest (pound)160 million ((euro)243 million) in Southern Water Investments through various loans and capital contributions. Southern Water Capital will make a similar investment of (pound)273 million ((euro)415 million). In addition, in connection with Southern Water Investments' issuance of preferred shares to several investors for (pound)110 million ((euro)167 million), we have agreed to grant these investors options to require us to purchase the preferred shares at par value after five years. As a result, our investment in Southern Water will be significantly lower than our previous commitment to invest (pound)374 million ((euro)568 million).

         We expect that Southern Water will seek to refinance its regulated activities through the issuance of debt instruments using a "ring-fencing" technique commonly used in financings in the water sector.

         Waste Management

         In 2003, Onyx won a 25-year contract to collect, recover and treat all of the household waste of the city of Brighton and Hove and of East Sussex County on the southern coast of the United Kingdom.

         Onyx also entered into assistance and cooperation agreements with the city of Shanghai in connection with one of China's most important incineration and waste-to-energy units. The Puxi unit, which is located in downtown Shanghai, will treat and recover 1,500 tons of waste per day until 2004 (estimated total revenue of (euro)121.3 million).

         Onyx also entered into a joint-venture with the Shanghai Zhenhuan Industrial Corporation, which is owned by the State of Shanghai. This joint venture, which is first of its kind in the environmental services sector between an international waste treatment company and the State of Shanghai, represents a historical agreement in China and will allow Onyx to strengthen its position for future waste collection and treatment activities in Shanghai.

         Transportation

         In the United States, Connex won a 5-year contract in February 2003 to manage the rail network of the Boston suburbs, in the United States, in association with Bombardier, a world specialist in the construction and maintenance of train equipment (estimated total revenue of (euro)1 billion). This rail network, which is the first suburban network to be managed by Connex in the United States, is the fifth largest in the United States (according to the APTA) with 1,042 kilometers of tracks, 13 lines, 130 stations and 89 trains offering 462 daily departures to 146,000 passengers per day. Connex will employ 1,600 persons under this contract.

         In Germany, NordwestBahn, a company jointly owned by Connex Germany (65%) and the municipalities of Osnabruck and Oldenburg, and Teutoburger Wald-Eisenbahn, a subsidiary of Connex, won the public tender for the operation of 4 regional passenger transportation lines in the east of Westphalia (North Rhineland) representing 240 kilometers of rail tracks. The contract is expected to generate estimated total revenue of (euro)180 million over 10 years. Operations will commence in December 2003 with an expected annual mileage of 2.7 million train-kilometers. This contract reinforces Connex's position as one of the leading private providers of public transportation services for passengers in Germany (according to VDV).

         In Colombia, Connex won in February 2003 a 15-year concession for the operation of Phase II of the Transmilenio in Bogota, Colombia, which consists of approximately 100 buses.

Outlook

         Markets

         We wish to continue to develop our business and strengthen our position mainly in Europe, North America and several designated countries in Asia. Despite the difficult economic environment, our commercial achievements over the past two years in the municipal and industrial markets confirm the growth potential of our environmental management services activities in these geographic regions.

         Guidance

         In 2003, we intend to continue to pursue our strategy in accordance with the priorities that we have defined over the past years. We intend to focus on our 4 coherent segments (water, waste management, energy services and transportation), expand geographically in a selective manner and continue to secure growth through our contracts with our municipal, industrial and commercial customers.

         Recent developments allow us to anticipate average revenue growth in our core business between 4% and 8% per year from 2002 to 2005. We also believe that the profitability of our investments should improve as the significant contracts won over the past few years enter into a mature phase of operations and through the continuous broadening of our service offerings. In addition, we will seek to strengthen our financial condition through the progressive growth in cash flow from operations, on the one hand, and the rigorous selectivity applied to our investment choices and the dynamic management of our asset portfolio, on the other. A variety of factors, however, including those described under "Item 3. Key Information-Risk Factors," could cause our expectations not to be realized, affect our ability to generate revenue, cause us to implement changes in our operations (and incur related costs) or have other negative effects on our operating results.

ITEM 9: THE OFFER AND LISTING

                                 TRADING MARKETS

         Our ordinary shares are listed on the Premier Marche of Euronext Paris. Since August 8, 2001, our shares have been included in the CAC 40, a widely followed equity index of 40 major French stocks published by Euronext Paris. Our shares have been listed on The New York Stock Exchange in the form of American Depositary Shares ("ADSs") since October 5, 2001. Each ADS represents one ordinary share.

Trading On The Premier Marche

         General

         On September 22, 2000, the Societe des Bourses Francaises S.A. (known as the ParisBourseSBF S.A.), Amsterdam Exchange N.V. and the Societe de la Bourse de Valeurs Mobilieres de Bruxelles S.A. merged to create Euronext N.V., a Dutch holding company and the first pan-European stock exchange. Subsequently, ParisBourseSBF S.A. changed its name to Euronext Paris. Securities quoted on any of the stock exchanges participating in Euronext will be traded through a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their respective local exchanges. Euronext Paris retains responsibility for the admission of securities to its trading markets, as well as the regulation of these markets.

         Securities approved for listing by Euronext Paris are traded in one of two regulated markets, the Bourse de Paris, which in turn comprises the Premier Marche and the Second Marche, and the Nouveau Marche. These markets are all operated and managed by Euronext Paris, a market operator (entreprise de marche) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The securities of most large public companies are listed on the Premier Marche, with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow small capitalization and start-up companies to access the stock market. In addition, the securities of certain other companies are traded on a non-regulated, over-the-counter market, the Marche Libre OTC.

         Premier Marche

         Securities listed on the Premier Marche of Euronext Paris are officially traded through authorized financial institutions that are members of Euronext Paris. Securities are traded continuously on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a post-closing session from 5:25 p.m. to 5:30 p.m. (during which time trades are recorded but not executed), and an opening auction at 9:00 a.m. and a closing auction at 5:30 p.m. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security. Euronext Paris has introduced continuous electronic trading during trading hours for most listed securities.

         Euronext Paris places securities listed on the Premier Marche in one of two categories, depending on their trading volume. Our shares trade in the category known as Continu, which includes the most actively traded securities.

         Euronext Paris may restrict trading in a security listed on the Premier Marche if the quoted price of the security increases or decreases beyond the specific price limits defined by its regulations (reservation a la hausse ou a la baisse). In particular, trading is automatically restricted in a security whose quoted price varies by more than 10 % from the last price determined in an auction or by more than 2% from the last traded price. If the order that has caused the restriction is cancelled within the following minutes, the trading of this security resumes. If the order is not cancelled, an auction is organized after a call phase of five minutes, during which orders are entered in the central order book but not executed. Euronext Paris may also suspend trading of a security listed on the Premier Marche in other limited circumstances (suspension de la cotation), in particular to prevent or halt disorderly market conditions. In addition, in exceptional cases including, for example, in the context of a takeover bid, the CMF may also suspend trading of the security concerned.

         Trades of securities listed on the Premier Marche are settled on a cash basis on the third day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de reglement differe) for a fee. The deferred settlement service is only available for trades in securities that either (1) are a component of the SBF 120 Index or (2) have both a total market capitalization of at least (euro)1 billion and a daily average volume of trades of at least (euro)1 million. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are currently eligible for the deferred settlement service.

         Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend payment is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

         Trading by Vivendi Environnement in its Shares

         Under French law, a company may not issue shares to itself, but it may purchase its own shares in the limited cases described in Item 10 under "Additional Information -- Memorandum and Articles of Association -- Trading in Our Own Shares."

         Trading History

         The table below sets forth, for the periods indicated, the reported high and low sales prices (in euro) and the trading volume (in shares) of our shares on the Premier Marche of Euronext Paris.

                                            High         Low      Trading Volume
                                          ----------   --------   -------------
2003
February                                    23.50        15.02     28,692,679
January                                     24.93        21.30     35,265,684
2002
December                                    25.48        21.11     16,051,182
November                                    25.99        21.80     23,271,567
October                                     25.50        20.09     24,800,913
September                                   25.40        17.18     22,692,335
August                                      26.40        18.45     43,605,838
July                                        31.25        20.30     44,952,328
June                                        34.28        27.00     89,222,322
May                                         38.00        33.93     24,758,464
April                                       39.10        34.66     22,156,054
First Quarter                               39.20        33.55     57,297,156
2001
Fourth Quarter                              44.50        36.10    120,996,762
Third Quarter                               51.25        40.00     40,825,017
Second Quarter                              51.40        46.91     25,040,547
First Quarter                               50.25        38.50     55,241,583
2000
Fourth Quarter                              49.00        39.50     26,287,055
Third Quarter (from July 20)                46.00        32.50    119,020,919
------------------------
Source: Euronext Paris

         Our shares were offered at (euro)32.50 per share in our initial public offering in France and at (euro)34 per share in our international private placement.

Trading On The New York Stock Exchange

         The table below sets forth, for the periods indicated, the reported high and low sales prices (in U.S. dollars) and the trading volume (in ADSs) of our ADSs on The New York Stock Exchange.

                                            High         Low      Trading Volume
                                          ----------   --------   -------------
2003
February                                     24.75        17.01      219,200
January                                      26.08        23.61      207,590
2002
December                                     24.80        22.57      286,290
November                                     25.48        22.86      151,291
October                                      24.38        20.90      177,691
September                                    23.70        18.10      111,594
August                                       25.50        20.01      142,891
July                                         30.60        22.25      165,793
June                                         32.10        28.11      139,293
May                                          34.00        31.67       43,793
April                                        34.20        31.00       60,692
First Quarter                                34.20        29.53      128,785
2001
Fourth Quarter (from October 5)              39.45        32.40      294,495
----------------------------
Source: NYSE (volumes) and Bloomberg and Van der Moolen (prices).

         We urge you to obtain current market quotations.

ITEM 10: ADDITIONAL INFORMATION

                     Memorandum and Articles of Association

Objects and Purposes

         Under Article three of our statuts, our corporate purpose is to engage, directly or indirectly, in France and in all other countries, in:

          o the management of all service activities related to the environment for private, professional or public customers, particularly services related to water, wastewater treatment, energy, transportation and waste management;

          o the acquisition, licensing and operation of all patents, licenses, trademarks and models pertaining directly or indirectly to our operations;

          o the acquisition of all share interests, by way of subscription, purchase, contribution, exchange or through any and all other means, of bonds, shares and all other corporate securities, whether existing or to be issued in the future, and the right to dispose of the same; and

          o all transactions, whether commercial, industrial, financial or involving real or personal property and related directly or indirectly to the purposes stated above.

Directors

         Our statuts provide that each member of our supervisory board must own at least 750 of our shares, but impose no share ownership requirements on members of our management board.

         The French commercial code provides that each director is eligible for reappointment upon the expiration of his or her term of office. Our statuts fix the term of reappointment at four years, provided that no member of the management board may be older than 65.

         Under the French commercial code, any transaction directly or indirectly between a company and a member of its supervisory or management board that cannot be reasonably considered to be in the ordinary course of business of the company is subject to the supervisory board's prior consent. Any such transaction concluded without the prior consent of the supervisory board can be nullified if it causes prejudice to the company. The interested director can be held liable on this basis. The statutory auditor must be informed of the transaction within one month following its conclusion and must prepare a report to be submitted to the shareholders for approval at their next meeting. At the meeting, the interested director may not vote on the resolution approving the transaction, nor may his or her shares be taken into account in determining the outcome of the vote or whether a quorum is present. In the event the transaction is not ratified by the shareholders at a shareholders' meeting, it will remain enforceable by third parties against the company, but the company may in turn hold the interested director and, in some circumstances, other members of the management board, liable for any damages it may suffer as a result. In addition, the transaction may be canceled if it is fraudulent. In the case of transactions with directors that can be considered within the company's ordinary course of business, the interested director must provide a copy of the governing agreement to the chairman of the supervisory board, who must inform the members of the supervisory board and the statutory auditor of the principal terms of each such transaction. Moreover, certain transactions between a corporation and one of its directors who is a natural person are prohibited under the French commercial code. Our directors are not authorized, in the absence of an independent quorum, to vote compensation to themselves or other directors. Our statuts contain no provisions specifically concerning loans from our company to our directors.

Transactions with Major Shareholders

         The limitations imposed by the French commercial code on transactions between a company and interested directors, described in the preceding paragraph, also apply to transactions between a company and a holder of shares carrying 5% or more of its voting power (or, if such shareholder is a legal entity, the entity's parent, if any) and to transactions between companies with common directors or executive officers. Accordingly, transactions between our company and Vivendi Universal are subject to those limitations.

Rights, Preferences and Restrictions Applicable to Our Ordinary Shares

         Dividends

         Dividends on our shares are distributed to shareholders pro rata. The dividend payment date is decided by the shareholders at an ordinary general meeting (or by the management board in the absence of such a decision by the shareholders). Under the French commercial code, we must pay any dividends within nine months of the end of our fiscal year unless otherwise authorized by court order. Subject to certain conditions, our management board can determine the distribution of interim dividends during the course of the fiscal year, but in any case before the approval of the annual accounts by the annual ordinary general meeting of shareholders. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

         Voting Rights

         Each of our shares carries the right to cast one vote in shareholder elections.

         Liquidation Rights

         If our company is liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

         Preferential Subscription Rights

         Under the French commercial code, if we issue additional shares, or any equity securities or other specific kinds of additional securities carrying a right, directly or indirectly, to purchase equity securities issued by our company for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights will require us to give priority treatment to those shareholders over other persons wishing to subscribe for the securities. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Paris Bourse. A two-thirds majority of our shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires a company's governing board and independent auditors to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe for the new securities during a limited period of time. Shareholders may also waive their own preferential subscription rights with respect to any particular offering.

         Limitation on Exercise of Rights

         Our bylaws provide that any time it is necessary to own several shares in order to exercise a right or to meet the requirements of transactions affecting our share capital or shareholders' equity, a shareholder holding a number of our shares that is lower than the required amount will have no rights against our company and must, in such case, obtain the required number of shares.

         Amendments to Rights of Holders

         Rights of a given class of shareholders can be amended only by action of an extraordinary general meeting of the class of shareholders affected. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

         Ordinary and Extraordinary Meetings

         In accordance with the French commercial code, there are two types of general shareholders' meetings: ordinary and extraordinary.

         Ordinary general meetings of shareholders are required for matters that are not specifically reserved by law to extraordinary general meetings, such as:

          o electing, replacing and removing members of the supervisory board;

          o    appointing independent auditors;

          o declaring dividends or authorizing dividends to be paid in shares; and

          o    issuing debt securities.

         Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

          o    changing our company's name or corporate purpose;

          o    increasing or decreasing our share capital;

          o    creating a new class of equity securities;

          o authorizing the issuance of investment certificates or convertible or exchangeable securities;

          o    establishing any other rights to equity securities;

          o    selling or transferring substantially all of our assets; and

          o    the voluntary liquidation of our company.

         Convening Shareholders' Meetings

         The French commercial code requires our management board to convene an annual ordinary general meeting of shareholders to approve our annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The management board and the supervisory board may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the management board and the supervisory board fail to convene a shareholders' meeting, our independent auditors or a court-appointed agent may call the meeting. Any of the following may request the court to appoint an agent:

          o one or several shareholders holding at least 5% of our share capital;

          o in cases of urgency, designated employee representatives or any interested party;

          o duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company; or

          o in a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances.

         Shareholders holding more than 50% of our share capital or voting rights may also convene a shareholders' meeting after a public offer or a sale of a controlling stake of our capital.

         Notice of Shareholders' Meetings

         We must announce general meetings at least 30 days in advance by means of a preliminary notice published in the Bulletin des Annonces Legales Obligatoires ("BALO"). The preliminary notice must first be sent to the Commission des Operations de Bourse (the "COB"). The COB also recommends that the preliminary notice be published in a newspaper of national circulation in France. The preliminary notice must disclose, among other things, the time, date, and place of the meeting, whether the meeting will be ordinary or extraordinary, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail, and a statement informing the shareholders that they may propose additional resolutions to the management board within ten days of the publication of the notice.

         We must send a final notice containing the agenda and other information about the meeting at least 15 days prior to the meeting or at least six days prior to the resumption of any meeting adjourned for lack of a quorum. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice. The final notice must also be published in BALO and in a newspaper authorized to publish legal announcements in the local administrative department in which our company is registered, with prior notice having been given to the COB.

         In general, shareholders can take action at shareholders' meetings only on matters listed in the agenda for the meeting. One exception to this rule is that shareholders may take action with respect to the dismissal of members of the supervisory board regardless of whether these actions are on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the management board (within ten days of the publication of the preliminary notice in the BALO) by:

          o    designated employee representatives;

          o one or several shareholders holding a specified percentage of shares; or

          o a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights.

         The management board must submit properly proposed resolutions to a vote of the shareholders.

         During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the management board relating to the agenda for the meeting. The management board must respond to these questions during the meeting.

         Attendance and Voting at Shareholders' Meetings

         Each share confers on the shareholder the right to cast one vote. Shareholders may attend ordinary meetings and extraordinary meetings and exercise their voting rights subject to the conditions specified in the French commercial code and our statuts. In particular, a holder must have accurately disclosed any substantial interest in our company (as described under "-- Anti-Takeover Provisions -- Disclosure of Substantial Stakeholdings" and "-- Anti-Takeover Effects of Applicable Law and Regulations") and the holder's shares must be fully paid up. In addition, a shareholder is not permitted to vote on specific resolutions that would confer a particular benefit on that shareholder. There is no requirement that shareholders have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

         To participate in any general meeting, a holder of shares held in registered form must have shares registered in his or her name or the name of an intermediary in a shareholder account maintained by us or on our behalf by an agent appointed by us no later than 3:00 pm (Paris time) on the day prior to the date set for the meeting. A holder of bearer shares must obtain an account certificate from the accredited intermediary with whom the holder has deposited his or her shares, no later than 3pm (Paris time) on the day prior to the date set for the meeting, indicating that the bearer shares the holder owns will be unavailable until the date of the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least two days before the meeting. The board of directors may extend these deadlines for the benefit of all shareholders.

         Proxies and Votes by Mail

         In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

         Proxies will be sent to any shareholder on request. To be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote blank proxies in favor of all resolutions proposed by the management board and against all others.

         With respect to votes by mail, we are required to send shareholders a voting form. The completed form must be returned to us, in paper format or in electronic form, at least three days prior to the date of the shareholders' meeting.

         Quorum

         The French commercial code requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or be voting by mail or by proxy to fulfill the quorum requirement for:

          o    an ordinary general meeting; or

          o an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

         The quorum requirement is one third of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

         If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or be voting by mail or proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. Any deliberation by the shareholders taking place without a quorum is void.

         Majority

         A simple majority of shareholders present or represented may pass any resolution on matters required to be considered at an ordinary general meeting, or concerning a capital increase by incorporation of reserves, profits or share premium at an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

         A unanimous shareholder vote is required to increase liabilities of shareholders.

         Abstention from voting by those present or those represented by proxy or voting mail is counted as a vote against the resolution submitted to the shareholder vote.

         In general, a shareholder is entitled to one vote per share at any general meeting. Under the French commercial code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not considered for quorum purposes.

Limitations on Right to Own Securities

         Our statuts contain no provisions that limit the right of shareholders to own our securities or hold or exercise voting rights associated with those securities. See "-- Exchange Controls" for a description of certain requirements imposed by the French commercial code.

Trading in Our Own Shares

         Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase shares representing up to 10% of our share capital. To acquire our own shares, we first must file an information memorandum (note d'information) that has received the approval (visa) of the COB and obtain the approval of our shareholders at an ordinary general meeting.

         At the general shareholders' meeting held on April 25, 2002, our shareholders approved a share repurchase program authorizing us to purchase and sell our shares at any time (including during public tender offers) and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law. Under the program, we may purchase shares for the purpose of:

          o    regulating market prices through systematic interventions,

          o providing shares to our employees and officers under a profit-sharing or stock option plan,

          o financing external growth through exchange offers, share-based acquisitions or otherwise,

          o delivering shares to third parties upon exercise of options, warrants, exchangeable bonds or other instruments granting rights to our shares, or

          o optimizing our company's asset and financial management, by which we may keep, sell, generally transfer or cancel in whole or in part our repurchased shares.

         Our shareholders limited our ability to make payments up to an aggregate amount of (euro)2.1 billion for our shares. In the context of this program, our management board may issue trade orders, execute sale or transfer documents, enter into agreements and options, and cancel shares and reduce our share capital as appropriate and handle any related formalities. Our management board may delegate any of these powers to its chairman. The COB approved an information memorandum relating to this repurchase program on April 5, 2002.

         Pursuant to this share repurchase program as of March 1, 2003, we had acquired 3,897,846 shares (representing 0.96% of our share capital as of December 31, 2002), including a block of 3,624,844 shares acquired on December 24, 2002 from Vivendi Universal at a price per share of (euro)22.50. We also received one call option for each share repurchased from Vivendi Universal that gives us the right to repurchase an additional 3,624,844 shares from Vivendi Universal at any time from December 24, 2002 through December 23, 2003 at a price of (euro)26.50 per share (subject to standard adjustments in the case of transactions in respect of our capital stock). See "Item 7: Major Shareholders and Related Party Transactions--Major Shareholders" for a discussion of this transaction. Excluding the repurchase of Vivendi Universal's block in December 2002, from October 2001 through March 2003 we repurchased 2,681,561 shares at an average price of (euro)37.89 per share. As of March 1, 2003, we held 9,146,912 shares, representing 2.26% of our share capital. None of our subsidiaries held any of our shares as of March 1, 2003. We have not cancelled any of our shares over the past 24 months. The share repurchase program authorized at the April 25, 2002 shareholders' meeting expires on the earlier of date of the shareholders' meeting called to approve our financial statements for fiscal year 2002 and October 25, 2003.

         We have proposed the approval of a new repurchase program at our general shareholders' meeting to be held on April 30, 2003. If approved, we will be authorized to purchase and sell our shares at any time (including during public tender offers) and by any means, including block trades and combinations of financial derivative instruments, subject to market regulations and the 10% limit provided by law (which, as of December 31, 2002, represented 40,507,045 of our shares). The new program would allow us to repurchase shares for the purpose of:

          o    regulating market prices through systematic interventions,

          o providing shares to our employees and officers under a profit-sharing or stock option plan,

          o financing external growth through exchange offers, share-based acquisitions or otherwise,

          o delivering shares to third parties upon exercise of options, warrants, exchangeable bonds or other instruments granting rights to our shares, or

          o optimizing our company's asset and financial management, by which we may keep, sell, generally transfer or cancel in whole or in part our repurchased shares.

         The maximum repurchase price under the new program would be set at
(euro)32.50 (or the corresponding amount in any other currency) and the minimum sale price would be set at (euro)17.00 (or the corresponding amount in any other currency). The maximum purchase price would apply only to share repurchases conducted pursuant to the authorization of the annual general shareholders' meeting to be held on April 30, 2003, and would not apply to repurchases authorized pursuant to a resolution passed at a previous shareholders' meeting, but conducted after April 30, 2003. The minimum purchase price would apply to all repurchases conducted after April 30, 2003, even if such repurchases are conducted pursuant to a previous resolution. In addition, we would only be permitted to make payments up to an aggregate amount of (euro)1 billion for our shares under the new program. The shareholders' authorization for the new program would expire at the latest on October 30, 2004, which is 18 months after the date of the shareholders' meeting that is called to approve this program. Under this authorization, our management board would have broad powers to implement the program and set, if necessary, the terms and conditions of any repurchases under the program, including the power to delegate any of its powers. On April 9, 2003, the COB approved a note d'information relating to this share repurchase program.

Anti-Takeover Provisions -- Disclosure of Substantial Shareholdings

         Our statuts provide that any person or group that fails to notify us within 15 days of acquiring, directly or indirectly, or disposing of 0.5% or any multiple of 0.5% of our shares will be deprived of voting rights for shares in excess of the unreported fraction. In addition, accredited intermediaries that hold shares on behalf of non-French resident shareholders are required to comply with this notification obligation in respect of the total amount of shares held on behalf of the non-French resident shareholders.

Anti-Takeover Effects of Applicable Law and Regulations

         In addition, the French commercial code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, one-third, 50% or two-thirds of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses such thresholds of the number of shares it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers ("CMF") within five trading days of the date it crosses these thresholds. In the event the individual or entity is not domiciled in France, the financial intermediary that holds the shares on its behalf will be required to deliver these notices.

         French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to nominate candidates for the board of directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or that of its shareholders. Upon any change of intention, it must file a new report.

         To permit holders to give the required notice, we are required to publish in the BALO no later than 15 calendar days after the annual ordinary general meeting of shareholders information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we are required to publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with written notice of such information. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice, noting the date each such number was last updated.

         If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which their owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the chairman, any shareholder or the COB, and may be subject to a fine.

         Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert that own in excess of one-third of the share capital or voting rights of a French listed company must initiate a public tender offer for the remaining outstanding share capital of such company.

         In addition, a number of provisions of the French commercial code allow corporations to adopt statuts that have anti-takeover effects, including provisions that allow:

          o    shares with double voting rights;

          o a company's board of directors to increase the company's share capital during a tender offer; and

          o    limitations on the voting power of shareholders.

                                Exchange Controls

         The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending upon factors such as:

          o    the acquiring party's intentions; and

          o the acquiring party's ability to elect directors, and financial reliance by us on the acquiring party.

         French exchange control regulations currently do not limit the amount of payments that we may remit to nonresidents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a nonresident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

                                    Taxation

         The following is a general summary of the material tax effects that may apply to you as a holder of our shares or ADSs for purposes of U.S. federal income tax and French tax, if all of the following apply to you:

          o you own, directly or indirectly, less than 5% of our share capital;

          o you are an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

          o    you are not a resident of France for French tax purposes; and

          o you are entitled to the benefits of the Treaty under the "Limitations of Benefits" article of the tax treaty in effect between the United States and France (the "Treaty");

          o you are the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto) and hold your shares or ADSs of our company as capital assets; and

          o    your functional currency is the U.S. dollar.

         You are strongly urged to consult your own tax advisor regarding the consequences to you of acquiring, owning or disposing of our shares or ADSs, rather than relying on this summary. The summary may not apply to you or may not completely or accurately describe tax consequences to you. For example, special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market and persons holding their shares or ADSs as parties to a conversion transaction, among others. Those special rules are not discussed in this document. The summary is based on the laws, conventions and treaties in force as of the date of this document, all of which are subject to changes, possibly with retroactive effect. Also, this summary does not discuss any tax rules other than U.S. federal income tax and French tax rules. Further, the U.S. and French tax authorities and courts are not bound by this summary and may disagree with its conclusions.

         Beneficial owners of ADSs will be treated as owners of the underlying shares for U.S. federal income tax purposes. Deposits and withdrawals of shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Taxation of Dividends

         Withholding Tax and Avoir Fiscal

         We will withhold tax from your dividend at the reduced rate of 15%, provided that you have complied with the following procedures:

          o You must complete French Treasury Form RF1 A EU-No. 5052, "Application for Refund," and deliver it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also provide the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares, including, among other things, the dividend rights.

          o If you cannot complete Form RF1 A EU-No. 5052 before the date of payment of the dividend, and if you are entitled to a payment in respect of the French avoir fiscal pursuant to the Treaty (see below), you may complete a simplified certificate and send it to the French tax authorities. This certificate must state that:

               - you are a resident of the United States for purposes of the Treaty;

               - your ownership of our shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

               - you own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights; and

               - you meet all the requirements of the Treaty for the reduced rate of withholding tax and the transfer of the French avoir fiscal and claim such benefits.

         If you have not completed Form RF1 A EU-No. 5052 or the simplified certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund of the excess withholding tax by completing and providing the French tax authorities with Form RF1 A EU-No. 5052 at the latest by December 31 of the second calendar year following the year in which the withholding tax is paid.

         The Application for Refund and the simplified certificate, together with instructions, can be obtained from the U.S. Internal Revenue Service or from the Centre des Impots des Non Residents, 9 rue d'Uzes, 75094 Paris Cedex 02, France, upon request.

         The Treaty also provides for a refund by the French Treasury of whole or part of a French tax credit called avoir fiscal (less the applicable withholding tax) to certain eligible U.S. holders of our shares or ADSs, under the conditions set forth below. However, in September 2002, the French government announced a proposed reform of the French tax treatment of distributions, which is to be included in the draft Finance Law for 2004 that will be submitted to the French Parliament in September 2003. The proposed reform contemplates the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the avoir fiscal and precompte mechanisms. This proposed reform, if adopted, may affect the right of U.S. holders to obtain a tax credit payment from the French Treasury with respect to dividend distributions decided in year 2003. In addition, if the reform is adopted, U.S. holders would no longer be entitled to tax credit payments from the French Treasury in respect of dividends paid in 2004 and after.

         Under the current legislation, the avoir fiscal is generally equal to 50% of the dividend paid for individuals or 10% of the dividend paid for shareholders other than individuals (increased in this latter case by an additional amount equal to 80% of the equalization tax known as the precompte actually paid in cash by the distributing company in respect of the dividend distribution, see below "The Precompte"). You may be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax, if any one of the following applies to you:

          o you are an individual or other non-corporate holder that is a resident of the United States for purposes of the Treaty;

          o you are a U.S. corporation, other than a regulated investment company;

          o you are a U.S. corporation that is a regulated investment company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

          o you are a partnership or trust that is a resident of the United States for purposes of the Treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under the first or second points on this list and are subject to U.S. income tax with respect to such dividends and payment of the avoir fiscal.

         Another condition to be entitled to a payment in respect of the avoir fiscal is that you (or your partners, beneficiaries or grantors, as applicable, if you are a partnership or a trust) be subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend.

         If you are eligible, you may claim the avoir fiscal by complying with the same filing requirements as those conditioning the application of the reduced 15% withholding tax. As noted below, you will not receive this payment until after January 15 of the calendar year following the year in which the dividend was paid.

               Specific rules apply to the following:

               o tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans); and

               o various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals (with respect to dividends they beneficially own and that are derived from an individual retirement account).

         Entities in these two categories are eligible for a reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. Subject to the same filing requirements, these entities are also entitled to a partial avoir fiscal equal to 30/85 of the gross avoir fiscal generally payable to corporations, subject to deduction of a 15% withholding tax.

         The avoir fiscal or partial avoir fiscal and any French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

         For U.S. federal income tax purposes, the gross amount of a dividend and any avoir fiscal, including any amounts withheld due to French withholding tax, will be included in your gross income as dividend income when payment is received by you, to the extent they are paid or declared paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to any U.S. dividends received deduction. They will generally constitute foreign source "passive" income for foreign tax credit purposes.

         Also for U.S. federal income tax purposes, the amount of any dividend paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro on the date the dividend is included in income, regardless of whether the payment is in fact converted into U.S. dollars. If the payment is not converted into U.S. dollars on the date of receipt, you will generally be required to recognize U.S. source ordinary income or loss when you sell or dispose of euro. You may also be required to recognize foreign currency gain or loss if you receive a refund under the Treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss will generally be U.S. source ordinary income or loss.

         To the extent that any dividends paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

          o first, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares in our company. This adjustment will increase the amount of gain, or decrease the amount of loss, that you will recognize if you later dispose of those shares; and

          o second, the balance of the dividend in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

         French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the Treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to specific conditions and limitations.

         The Precompte

         A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends out of:

          o profits that have not been taxed at the ordinary corporate income tax rate, or

          o profits that have been earned and taxed more than five years before the distribution.

         The amount of the precompte is generally 50% of the net dividends before withholding tax.

         If you are not entitled to the full avoir fiscal (as described above), you may generally obtain a refund from the French tax authorities in respect of any precompte paid by us with respect to dividends distributed to you. Under the Treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applied to dividends and by the partial (30/85) avoir fiscal refund, if any. You are entitled to a refund of any precompte that we actually pay in cash, but not to any precompte that we pay by offsetting French and/or foreign tax credits. To apply for a refund of the precompte, you should file French Treasury Form RF1 B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the Internal Revenue Service in the United States or from the Centre des Impots des Non Residents.

         For U.S. federal income tax purposes, the gross amount of the precompte, including any amounts withheld due to French withholding tax, will be included in your gross income as dividend income when you receive the precompte. It will generally constitute foreign source income for foreign tax credit purposes. The amount of any precompte paid in euro, including any French withholding taxes, will be equal to the U.S. dollar value of the euro on the date the precompte is included in income, regardless of whether the payment is in fact converted into U.S. dollars. If the precompte is not converted into U.S. dollars on the date of receipt, you will generally be required to recognize a U.S. source ordinary income or loss when you sell or dispose of the euro.

Taxation of Capital Gains

         If you are a resident of the United States for purposes of the Treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares, unless you have a permanent establishment or fixed base in France and the shares you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

         In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell or exchange your shares in the same manner as you would if you were to sell or exchange any other shares held as capital assets. Any gain or loss will generally be U.S. source gain or loss. If you are an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods.

French Estate and Gift Taxes

         Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," if you transfer your shares or ADSs by gift or if they are transferred by reason of your death, that transfer will be subject to French gift or inheritance tax only if one of the following applies:

          o you are domiciled in France at the time of making the gift or at the time of your death; or

          o you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

French Wealth Tax

         The French wealth tax does not generally apply to shares or ADSs if the holder is a resident of the United States for purposes of the Treaty.

French Transfer Taxes

         Transfers of shares or ADSs of listed common stock are not subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement executed in France (in which case a 1% registration duty, subject to a maximum of (euro)3,049 per transfer, applies).

United States Information Reporting and Backup Withholding

         Dividend payments on the shares and proceeds from the sale, exchange or other disposition of the shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. U.S. federal backup withholding tax is imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification.

         Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

                              Documents on Display

         Certain documents referred to in this document can be inspected at our offices at 36-38, avenue Kleber, 75116 Paris, France.

         We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the SEC's Public Reference Rooms by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

           Enforceability of Civil Liabilities Against Foreign Persons

         Our company is a corporation organized under the laws of France. The majority of our directors are citizens and residents of countries other than the United States, and the majority of our assets are located outside of the United States. Accordingly, it may be difficult for investors:

          o to obtain jurisdiction over our company or our directors in courts in the United States in actions predicated on the civil liability provisions of the U.S. federal securities laws;

          o to enforce judgments obtained in such actions against us or our directors;

          o to obtain judgments against us or our directors in original actions in non-U.S. courts predicated solely upon the U.S. federal securities laws; or

          o to enforce against us or our directors in non-U.S. courts judgments of courts in the United States predicated upon the civil liability provisions of the U.S. federal securities laws.

         Actions brought in France for enforcement of judgments of U.S. courts rendered against French persons, including some directors of our company, would require those persons to waive their right to be sued in France under Article15 of the French Civil Code. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions. Each of the foregoing statements applies to our auditors as well.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         As a result of our global operating and financing activities, we are subject to various market risks relating primarily to fluctuations in interest rates, foreign currency exchange rates and equity market risk due to investment securities. We apply a centrally managed risk management policy. As part of this policy, derivative financial instruments are used to manage interest rate risk, primarily related to long term debt, and foreign currency risk associated with foreign denominated assets. We do not generally use derivative or other financial instruments for trading purposes. Our accounting policy for hedging instruments is described in Note 2 to our financial statements.

Exposure to interest rate risk

         As a result of our financing activities, our operating results are exposed to fluctuations in interest rates. We have short-term and long-term financings with both fixed and variable interest rates. Short-term debt is primarily comprised of euro-denominated secured and unsecured notes and commercial paper payable to investors and bank lines of credit used to finance working capital requirements. Long-term debt represents bonds and notes payable to banks, as well as long-term bank loans and syndicated credit agreements. Our short-term debt accrues interest at rates that are set on the basis of the main market indexes or rates, such as EONIA for our commercial paper and EURIBOR and LIBOR for our short-term credit lines.

         At December 31, 2002, our short-term debt amounted to (euro)3.8 billion and our long-term debt amounted to (euro)12.9 billion. Approximately 69% of our total debt outstanding at December 31, 2002 was denominated in euro, 21% in US dollars, 3% in British pounds and 2% in Australian dollars. At December 31, 2002, approximately 54% of our euro-denominated debt, 41% of our US dollar-denominated debt, 50% of our British pound-denominated debt and 64% of our Australian dollar-denominated debt bore interest at floating rates, in each case after giving effect to our financial hedging instruments. As a result, approximately 49% of our total gross debt bore interest at fixed rates, while 51% was subject to floating interest rates.

         Interest rate risk management instruments used to manage our exposure to interest rate variations include pay-variable and pay-fixed interest rate swaps and interest rate caps and collars. Pay-variable swaps effectively convert fixed rate debt into variable rate debt and are considered financial hedges against changes in the fair value of fixed rate debt. Pay-fixed swaps and interest rate caps and collars convert variable rate debt into fixed rate debt and are considered financial hedges against changes in future cash flows required for interest payments on variable rate debt.

         Based upon the above information, a hypothetical increase in average market rates of 0.1% over 2003 would result in a increase our financial expenses of approximately (euro)8 million at a constant financing structure.

Exposure to foreign currency risk

         We have worldwide operations that include significant operations in countries outside of the euro zone, mainly the United States and the United Kingdom. Because product and operating costs are based largely on the currency in which related revenue are generated, we face limited related foreign exchange exposure linked to commercial transactions. We enter into currency option contracts to hedge specific firm commitments and anticipated foreign currency denominated transactions, particularly at the time we make bids for new contracts. However, at December 31, 2002, we were not a party to any currency option contracts.

         We have significant investments denominated in foreign currencies, principally U.S. dollars and British pounds. Our policy is to hedge our exposure to currency fluctuations by incurring debt denominated in the corresponding currency based on future cash flow projections.

         The following table shows, as of December 31, 2002, our outstanding foreign currency positions that mature in less than one year:

  (millions of (euro) equivalent)             Currency Swaps
                                  -----------------------------------
                                  Forward Purchases      Forward Sales     Forward Purchases       Forward Sales
                                  -----------------      -------------
U.S. Dollar                                     34.7             478.9                  1.6                    --
British Pound                                   76.6             203.3                   --                  93.2
Australian Dollar                              149.0               2.5                   --                    --
Others                                           8.0             176.1                   --                    --


         The following table shows, as of December 31, 2002, our outstanding foreign currency positions that mature after at least one year:

        Cross Currency Swaps           millions of(euro)         Maturity          Market Value(1)

        Euro / U.S. Dollar                           500       February 1, 2012                122.8
        Yen / Euro                                  18.4     September 16, 2003                (2.4)
        Yen / Euro                                  18.3        October 4, 2004                (2.4)
        Czech Crown / Euro                          13.2         April 29, 2009                (0.7)
                                                                                        ------------
                    Total                                                                      117.3

         --------------------------
         (1)  In millions of euros as of December 31, 2002.

Exposure to equity risk

         We manage our exposure to the impact of fluctuations in the price of our shares through sporadic trades in our shares on the market for purposes of stabilizing trading and limiting volatility in our share price. These activities are centralized by our company and are included in regular reports (after each trade and on a monthly basis) to our senior management. At December 31, 2002, we held 9,142,362 of our shares as treasury stock with a market value of
(euro)201.3 million. We have imputed 4,747,518 of these shares, with a value of
(euro)109.6 million, to our shareholders equity.

         As of December 31, 2002 we also held equity securities in the following companies:

                                        Number of Shares       Market Value
                                        ----------------       ------------

           Vivendi Universal                     309,365     (euro)4.7 million
           Vinci                               1,551,294    (euro)83.4 million


Exposure to other market risks

         Our exposure to other market risks, including changes in commodity prices, are not considered material.

Ethics, vigilance and risk management

         Ethics and vigilance

         In accordance with the commitments we made in our 2000 Annual Report, we developed in 2001 a vigilance program for our company with each of our four operating divisions and our corporate departments. The implementation of this program resulted in the adoption of a charter on "Ethics, Conviction and Responsibility" on February 5, 2003, which will govern the daily behavior of our 302,000 employees. The charter reaffirms the fundamental values shared by all of our employees, including, for example, a strict observance of the laws in effect in the different countries where we operate, loyalty towards our clients and towards consumers and a sense of solidarity (tolerance, respect of others and social dialogue).

         In connection with the adoption of this charter, we will create an Ethics Committee to hear, coordinate and settle any questions relating to the respect of these fundamental values, any difficulties encountered in their application and any desirable improvements to them. In addition, we have established mechanisms to monitor the application of our norms and procedures within our group through regular reports to designated persons within each division.

         Coordination committee for the evaluation and prevention of risks

         Our coordination committee for the evaluation and prevention of risks ("CEPR"), which was created in 2001 to provide support to our divisions, continued to pursue its action plan during 2002. The CEPR is composed of the general manager of each of our divisions and the head of each of our corporate departments. The CEPR is responsible for identifying and prioritizing our principal risks and for the development of model protection and prevention mechanisms that are to be gradually generalized and implemented throughout our company. The CEPR has established specialized working committees dedicated to legal risks, industrial risks, environmental and sanitary risks and financial risks.

         Management of legal risks

         In the context of the development of our business in France and elsewhere, we consider that the management of our legal risks is a key issue. Our priorities include the respect of legal and regulatory provisions and the adoption of ethical rules within our company and with respect to our partners.

         We have also adopted a Code of Conduct governing trading in our shares and in the shares of our subsidiaries that are listed on a stock exchange. Pursuant to this Code, our senior managers are deemed to be "permanent insiders" and trading by any of them in our shares is prohibited at all times, except during two 30-day periods following the publication of our annual and half-year results each year.

         In addition, the specificity of our activities (outsourcing of local public services with operations in 100 countries and relationships with a variety of representatives and counterparties) has led us to adopt legal vigilance rules to guide our employees in their activities and in the preparation of legal documents. In particular, these rules cover civil liability and insurance policies, criminal responsibility, intellectual and industrial property, ethics, standard contractual clauses, sponsorship and patronage, confidentiality and compliance with labor laws and security norms. In addition to the formalization of a number of these rules in internal memoranda, the Legal Departments of our company and each of our divisions ensures, on a daily basis, an adequate management of our legal risks in tight coordination with our operating teams in the field.

         Finally, regarding sponsorship and patronage, each case is reviewed by a committee, which issues an independent opinion on each case. We have also created a disclosure committee to supervise and control the collection, dissemination and public disclosure (including filing with market authorities) of information relating to our company and our business.

         Management of industrial, environmental and sanitary risks

         We pay particular attention to sanitary risks, including the risks relating to the operation of our facilities and the risks relating to certain types of pollution that cannot be treated through traditional methods (for example, the presence of nitrates or bacteria (legionnelles) in our water and the emission of dioxides from our waste incineration activities). We believe that mere compliance with regulatory norms does not suffice to ensure a perfect control of sanitary risks, and we have voluntarily taken a number of steps to establish strict vigilance and prevention procedures in the context of a global sanitary policy, particularly with respect to our multi-service offerings (for example, sanitary diagnosis and checkpoint controls and inspections).

         More generally, we are actively committed to sustainable development and, to this effect, have adopted a charter that sets our goals in terms of, among other things, the preservation of natural environments, the improvement of the health of populations and the offering of services to the most disfavored.

         Management of financial risks

         In the context of our operating and financial activities, we are exposed to liquidity risks and risks relating to fluctuations in interest rates, exchange rates and the value of our shares. We have centralized the management within our group of our exposure to these risks. Our Treasury and Financing Department is responsible for the adoption and implementation of coverage mechanisms for our company and our divisions, including by assisting our divisions in identifying their respective exposures and implementing coverage mechanisms in each country where they operate. We have established a treasury management system that allows us to continuously follow the main indicators relating to liquidity and the financial instruments used by our company to manage our interest rate and exchange rate exposure. We also have implemented a transaction control structure through our middle and back offices that allows us to follow the limitations and security of our transactions in this context. In addition, these financial risk management teams submit daily, weekly and monthly reports to our senior management on the evolution of the relevant markets and its actual and potential consequences on our liquidity and the value of our portfolio of derivative instruments, as well as on the coverage transactions effected and their consequences on the relative amounts of our fixed-rate and floating-rate debt.

         We monitor the liquidity of our group in coordination with designated managers at the operating level. The incurrence and management of new material financings are centralized in order to steer our present and future liquidity to optimum levels. We satisfy our financing needs through bank loans, commercial paper and debt issues on the international capital markets and the international private placement markets. In addition, we continue to pursue negotiations to extend the maturity of our existing short term lines of credit and to obtain new mid-term lines of credit.

         We also centralize the management of interest rate risks. We use substantially all of the interest rate management tools proposed by the markets, including, in particular, interest rate swaps and options.

         We are also exposed to the risk of fluctuations in currency exchange rates as a result of the international nature of our activities, which are conducted in 100 countries and require our management of cash flows in many currencies. Because our expenses and revenues are primarily in the local currency of the country in which we operate, the effect of exchange rate fluctuations on our services business is limited. As a result, we implement coverage mechanisms in respect of these risks (in particular through currency options) on a case-by-case basis primarily at the time we submit bids for contracts. In addition, to limit our exposure to the impact of fluctuations of exchange rates on the assets and liabilities recorded on our balance sheet, we have adopted a policy to allocate financing in different currencies by type of assets and liabilities with the objective of financing our local operations in local currency.

         We also manage our exposure to the impact of fluctuations in the price of our shares through sporadic trades in our shares on the market for purposes of stabilizing trading and limiting volatility in our share price. These activities are centralized by our company and are included in regular reports (after each trade and on a monthly basis) to our senior management.

         Finally, we created an Internal Audit Department in 2002 that reports directly to our Chief Executive Officer. The head of internal audit participates in meetings of our accounts, audit and commitments committee, to which he presents a summary of accomplished tasks and periodically submits a status report and an audit plan. Pursuant to this committee's charter, which was adopted by our supervisory board on March 3, 2003, the head of internal audit will also be required to contribute to a presentation of the measures taken to identify the material risks to which our company is exposed. Our management board adopted an internal charter in September 2002 that sets forth the organization and functions of the internal audit department, which will be required to act in accordance with a plan developed following a risk analysis of our business and perform post-acquisition audits, internal control audits on selected entities and process analysis across several departments involving more than one of our divisions.

         Return on Investments

         Our investment policy requires us to analyze different criteria in making investment decisions, including decisions relating to capital expenditures, financial investments and research and development expenses. In particular, we compare the internal rate of return (or IRR) with the cost of capital of each investment or research project, in each case adjusted to the specific risk profile of the project. As a general rule, we only approve investment projects that generate a minimum return of 2% over the weighted average cost of capital (or WACC) of the project. However, we are sometimes required to commence operations under long-term contracts at levels of return that are lower than our minimum return levels, including contracts that require us to make significant productivity and capacity investments. As a result, we record lower return at the beginning of operations under our contracts than the level of return recorded over the life of these contracts.

         In order to manage the profitability of our contracts globally, we have adopted a new measure of performance, which we refer to as "Return On Capital Employed" or "ROCE" and that measures our ability to provide a return on the capital invested in our business by our shareholders and lenders. We define ROCE as the relation between our results of operations, net of tax, and the average amount of capital invested in our business over the same period.

         For purposes of calculating ROCE, we define results of operations, net of tax, as EBIT of core businesses plus equity in net income of affiliates (before amortization of goodwill associated with equity investments in affiliates), less income taxes. The following table shows the calculation of our results of operations, net, in 2002:

                                                      At December 31, 2002

                                                       (in millions of(euro))
          EBIT of Core Businesses                               1,847.3
          Income Taxes                                           (437.3)
          Equity in Income of Affiliates(1)                        40.4
          Results of Operations, Net, of Core Businesses        1,450.4

          (1)Before amortization of goodwill recorded in connection with these investments.

         We determine the average amount of capital invested in our core business as the average of our invested capital at each of the beginning and the end of the relevant period. The following table shows the calculation of the average amount of our capital invested in 2002:

                                                                                       At December 31,
                                                                  2002                      2001
                                                                 (in millions of(euro))

Tangible and Intangible Assets, Net(1)                                  18,668.3              18,445.7
Goodwill(2)                                                              7,531.9               8,035.8
Investments accounted for using the Equity Method(3)                       453.6                 528.9
Working Capital(4)                                                         712.6                 670.4
Reserves and Allowances                                                (2,946.1)             (3,195.7)
Deferred Income(5)                                                       (674.4)               (623.8)
Other Long Term Debt                                                     (427.5)               (496.6)
                                                                ----------------      ----------------
Total Capital Invested                                                  23,095.8              23,587.3
Capital Invested in Non Core Businesses                                (1,219.0)
                                                                ----------------
                                                                ---------------------------------------
Average Total Capital Invested in 2002                                23,341.6
Average Total Capital Invested in Core Businesses in 2002             22,732.1

(1) We define tangible and intangible assets, net, as property, plants and equipment, net, and other intangible assets, net.
(2) Before extraordinary amortization of goodwill, which related mainly to USFilter and Proactiva.
(3) Net of extraordinary depreciation and excluding amortization of goodwill recorded in connection with these investments (which amounted (euro)5.6 million in 2002 and (euro)4.9 million in 2001) and our equity interest in Philadelphia Suburban Corp., which was accounted for as an equity method investment in 2001 at a value of (euro)104 million.
(4) We define working capital as inventories and work in progress and accounts receivable, less accounts payable.
(5) Excluding financing of co-generation facilities in our energy services division, which amounted to (euro)739.0 million in 2002 and (euro)859.3 million in 2001.

         The ROCE in our core businesses in 2002 was 6.4%. We compare our ROCE to our WACC, which is calculated as the weighted average of our cost of equity and our after-tax cost of financing. We aim to improve our ROCE in order to increase our profits, while continuing to develop our business by obtaining new contracts.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

         None.

ITEM 15. CONTROLS AND PROCEDURES

         None.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Not Applicable.

ITEM 16B. CODE OF ETHICS

         Not Applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Pursuant to French law, our company has engaged two independent accounting firms to audit its accounts and provide related services permissible under applicable French and U.S. laws and regulations. In respect of fiscal year 2002, our independent auditors are Barbier Frinault et Compagnie, a member of the Ernst & Young group since September 2002, and RSM Salustro Reydel. In accordance with French law, we consider each of these auditing firms as our principal accountants. During 2002, we paid total fees of (euro)13.6 million to RSM Salustro Reydel and (euro)10.9 million to Ernst & Young (including the fees paid to Barbier Frinault et Compagnie during the first nine months of 2002) for the services described below.

Audit Fees

         During 2002, we paid (euro)11.1 million in fees to RSM Salustro Reydel and (euro)7.4 million to Ernst & Young (including the fees paid to Barbier Frinault et Compagnie during the first nine months of 2002) for professional audit services.

Audit-Related Fees

         During 2002, we paid (euro)2.5 million in fees to RSM Salustro Reydel and (euro)1.7 million to Ernst & Young (including the fees paid to Barbier Frinault et Compagnie during the first nine months of 2002) for audit-related services, including for comfort letters issued by our auditors in connection with our offerings of securities, certifications to third parties and acquisition-related audits.

Other Fees

         During 2002, we paid (euro)1.8 million in other fees to Ernst & Young (including the fees paid to Barbier Frinault et Compagnie during the first nine months of 2002) for other professional services, including legal and information technology services. We did not pay any other fees to RSM Salustro Reydel in 2002.

                                    PART III

ITEM 17: FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18: FINANCIAL STATEMENTS

                              VIVENDI ENVIRONNEMENT
                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             Page
Translation of Staturory Auditor's Report on the Conlolidated Financial Statements                            F-1
Consolidated Balance Sheets as of December 31, 2002, 2001 and 2000                                            F-2
Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000                        F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000                    F-5
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2002,             F-7
2001 and 2000
Notes to the Consolidated Financial Statements                                                                F-8

        TRANSLATION OF THE STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED
                              FINANCIAL STATEMENTS


To the Shareholders
       of the Company Vivendi Environnement,


In compliance with the assignment entrusted to us by your shareholders' annual general meetings, we hereby report to you, for the year ended December 31, 2002, on the audit of the accompanying consolidated financial statements of the company Vivendi Environnement.

The consolidated financial statements have been approved by the Executive Board. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31, 2002, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We also performed the verification of the information given in the management report of the Executive Board. We have no comment as to its fair presentation and its conformity with the consolidated financial statements.


                   Paris-La Defense and Paris, April 15, 2003


                             The Statutory Auditors





--------------------------------      ------------------------------------------
     BARBIER FRINAULT & CIE                       RSM SALUSTRO REYDEL
     ERNST & YOUNG NETWORK               Bernard Cattenoz   Bertrand Vialatte
Alain Grosmann   Jean Bouquot


The French version of the preceding text has been signed by Barbier Frinault & Compagnie, a member firm of Ernst & Young, and by RSM Salustro Reydel, the Statutory Auditors of Vivendi Environnement.

                              VIVENDI ENVIRONNEMENT

                      CONSOLIDATED BALANCE SHEETS - ASSETS



                                                      Notes                              At December 31,
                                                              ----------------------------------------------------------------------
                                                                      2002           2002                   2001              2000
                                                              ($ millions)                          ((euro)millions)
                                                              ------------        --------------------------------------------------
Goodwill, net                                           3          6,452.2            6,152.8            6,795.8            7,056.5

Other intangible assets, net                            4          4,094.9            3,904.9            4,477.0            4,223.4

Property plant and equipment                                      18,539.4           17,679.2           16,843.4           14,275.7

Publicly-owned utility networks                                    6,778.1            6,463.6            6,156.7            5,619.2

Accumulated depreciation                                        (10,069.2)          (9,602.0)          (8,808.8)          (7,512.1)

Property, plant and equipment, net                      5         15,248.3           14,540.8           14,191.3           12,382.8

Investments accounted for using the equity method       6            469.8              448.0              618.0              523.4

Investments accounted for using the cost method         7            291.5              278.0              245.8              244.1

Portfolio investments held as financial assets          7          1,304.0            1,243.5            1,072.8              932.0

Financial assets                                                   2,065.3            1,969.5            1,936.6            1,699.5

Total long-term assets                                            27,860.7           26,568.0           27,400.7           25,362.2

Inventories and work-in-progress                        8          1,231.6            1,174.5            1,543.7            1,483.4

Accounts receivable                                     8         11,688.2           11,145.8           12,066.0           10,727.9

Short-term loans                                        9            511.3              487.6              985.5              224.8

Cash and cash equivalents                               10         2,497.8            2,381.9            2,089.3            1,528.1

Other marketable securities                             10           273.3              260.6              324.1              496.6

Total current assets                                              16,202.2           15,450.4           17,008.6           14,460.8
                                                              ------------         ----------         ----------       ------------

TOTAL ASSETS                                                      44,062.9           42,018.4           44,409.3           39,823.0
                                                              ============         ==========         =============================

The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.9536.

                              VIVENDI ENVIRONNEMENT

                  CONSOLIDATED BALANCE SHEETS - LIABILITIES AND
                              SHAREHOLDERS' EQUITY


                                                     Notes
                                                                                         At December 31,
                                                              ----------------------------------------------------------------------
                                                                      2002           2002                   2001               2000

                                                              ($ millions)                          ((euro)millions)
                                                              ----------------   ---------------------------------------------------
Share capital                                                      5,667.4            5,404.4            4,673.4            4,673.4
Additional paid-in capital                                         3,061.1            2,919.1            2,269.6              232.6
Retained earnings                                                (2,446.6)          (2,333.1)            1,048.2              687.5
Net Income                                                           355.7              339.2          (2,251.2)              614.8
                                                              ----------------   ----------------   --------------------------------
Total shareholders' equity                              11         6,637.6            6,329.6            5,740.0            6,208.3
Minority Interests                                      12         2,711.0            2,585.2            2,531.1            2,031.1
Deferred income                                         13         1,482.2            1,413.4            1,483.1            1,270.6
Reserves and allowances                                 14         3,089,5            2,946.1            3,195.7            3,085.4
Bonds                                                              5,907.9            5,633.8            5,193.6            2,444.1
Other financial long-term debt                                     7,633.3            7,279.2            7,940.4            9,024.6
                                                              ----------------   ----------------   --------------------------------
Long-term debt                                          15        13,541.2           12,913.0           13,134.0           11,468.7
Other long-term liabilities                                          448.3              427.5              496.6              660.9
                                                              ----------------   ----------------   --------------------------------
Total long-term liabilities and shareholder's equity              27,909.8           26,614.8           26,580.5           24,725.0
Accounts payable                                        8         12,172.5           11,607.7           12,939.3           10,854.4
Bank overdrafts and other short-term borrowings                    3,980.6            3,795.9            4,889.5            4,243.6
Total current liabilities                               15        16,153.1           15,403.6           17,828.8           15,098.0
                                                              ----------------   ----------------   --------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        44,062.9           42,018.4           44,409.3           39,823.0
                                                              ================   ================   ================================

The accompanying notes are an integral part of these consolidated financial statements.

On January 1, 2001 Vivendi Environnement has forgone the imputation of the goodwill of US Filter recorded as a reduction of shareholders' equity, which represents an increase in additional paid-in capital of (euro)2,037 million.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.9536.

                              VIVENDI ENVIRONNEMENT

                        CONSOLIDATED STATEMENTS OF INCOME



                                                                 Notes                        At December 31,
                                                                        ------------------------------------------------------------
                                                                               2002            2002            2001         2000
                                                                                                                          restated
                                                                          ($ millions)                  ((euro)millions)
                                                                        ---------------   ------------------------------------------
Revenues                                                           21       31,542.3        30,078.7         29,126.7      26,262.5
Costs of sales                                                            (25,837.0)      (24,638.1)       (23,550.9)    (21,107.0)
Selling, general and administrative costs                                  (3,679.5)       (3,508.8)        (3,556.7)     (3,254.5)
Other operating income (expense)                                                41.4            39.5            (6.0)       (251.0)
                                                                        ---------------   -------------  ------------  -------------
EBIT                                                               21        2,067.2         1,971.3          2,013.1       1,650.0
Goodwill amortization (1)                                          23        (343.1)         (327.2)        (2,910.1)       (306.3)
Restructuring costs                                                           (59.4)          (56.6)           (49.4)        (54.4)
                                                                        ---------------   -------------  ------------  -------------
Operating income (loss)                                                      1,664.7         1,587.5          (946.4)       1,289.3
Financial income (expenses)                                        23        (679.6)         (648.1)          (798.0)       (891.8)
Other income (expenses)                                            23         (62.6)          (59.7)             38.9         777.3
                                                                        ---------------   -------------  ------------  -------------
Net income (loss) before taxes, minority and equity interests                  922.5           879.7        (1,705.5)       1,174.8
Income taxes                                                       16        (458.6)         (437.3)          (462.3)       (459.2)
                                                                        ---------------   -------------  ------------  -------------
Net income (loss) before minority and equity interests                         463.9           442.4        (2,167.8)         715.6
Equity in net income of affiliates                                 6            40.9            39.0             47.8          60.6
Minority interest                                                  12        (149.1)         (142.2)          (131.2)       (161.4)
                                                                        ---------------   -------------  ------------  -------------
Net income (loss)                                                              355.7           339.2        (2,251.2)         614.8
                                                                        ===============   =============  ============  =============

Basic earnings per share                                                        0.98            0.93           (6.55)          2.24
Diluted earnings per share                                                      0.98            0.93           (6.55)          2.23


The accompanying notes are an integral part of these consolidated financial statements.

(1) Goodwill amortization includes goodwill write-downs of(euro)77.0 million in 2002,(euro)2,652.2 million in 2001 and(euro)74.2 million in 2000.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.9536.


                              VIVENDI ENVIRONNEMENT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Prepared in accordance with International Accounting Standard No. 7)

                                                                  Notes                          At December 31,
                                                                         ----------------------------------------------------------
                                                                               2002        2002         2001              2000
                                                                                                                        restated
                                                                           ($ millions)               ((euro)millions)
                                                                         ---------------   ----------------------------------------
Cash flow from operating activities:
Net income (loss)                                                              355.7        339.2     (2,251.2)          614.8
Adjustment  to  reconcile  net  income  to net cash  provided  by operating activities
Depreciation and amortization                                       23       2,513.3      2,396.7       4,684.0        2,070.4
Financial provisions                                                23         117.8        112.3          53.7            6.0
Gains on sale on property and equipment and financial assets, net            (110.7)      (105.6)       (144.9)        (799.0)
Undistributed earnings of affiliates, net                           6         (15.9)       (15.2)        (14.9)         (30.6)
Deferred taxes                                                                (20.2)       (19.3)          90.2          (6.9)
Minority interests                                                  12         149.1        142.2         131.2          161.4
Net changes in current assets and liabilities:
Prepaid, deferrals and accruals                                     4         (73.9)       (70.5)        (92.9)         (63.4)
Increase (decrease) in working capital (1)                          8        (485.6)      (463.1)         436.8        (314.7)
Net cash provided by operating activities                                    2,429.4      2,316.7       2,892.0        1,638.0
                                                                         ------------  ----------   ------------------------------

Cash flow from investing activities:
Purchase of property, plant and equipment                           21     (2,730.1)    (2,603.4)     (2,878.5)      (2,586.2)
Proceeds from sale of property, plant and equipment                            207.7        198.1         205.8          230.7
Purchase of investments                                                    (1.054.8)    (1,005.9)     (1,168.8)        (659.3)
Proceeds from sales of investments                                           1,321.2      1,259.9         349.7        1,248.7
Purchase of portfolio investments held as financial assets                   (130.9)      (124.8)       (146.6)         (37.2)
Proceeds  from sales of portfolio  investments  held as financial              328.8        313.5          42.2           17.1
assets
Disbursement on notes receivables                                            (441.4)      (420.9)        (98.7)         (75.0)
Principal payment on notes receivables                                         166.2        158.5          18.7          111.1
Net (increase) decrease in short-term loans                                    115.6        110.2         159.7          256.7
Sales and purchases of marketable securities                                     6.5          6.2         124.1         (43.3)
Net cash used in investing activities                                      (2.211.2)    (2,108.6)     (3,392.4)      (1,536.7)
                                                                         ------------  ----------   ------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

(1) The decrease in working capital excludes the deferred taxes of the period.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.9536.

                              VIVENDI ENVIRONNEMENT

      (Prepared in accordance with International Accounting Standard No. 7)



                                                             Notes                       At December 31,
                                                                    --------------------------------------------------------------
                                                                           2002             2002            2001          2000
                                                                                                                      restated
                                                                      ($ millions)                 ((euro)millions)
                                                                    --------------- ----------------------------------------------
Cash flow from financing activities:
   Net increase (decrease) in short-term borrowings                   (2,130.6)        (2,031.7)           (3.8)       3,293.4
   Proceeds from issuance of bonds and other long-term debt             4,398.2          4,194.1         4,604.4       7,517.2
   Principal payment on bonds and other long-term debt                (4,058.7)        (3,870.4)       (3,335.9)    (13,376.1)
   Net proceeds from issuance of common stock                           1,629.7          1,554.1           411.2       2,727.9
   Purchase of treasury stock                                           (121.4)          (115.8)         (138.4)        (44.3)
   Cash dividends paid                                                  (314.6)          (300.0)         (299.0)        (46.5)
Net cash provided by financing activities                               (597.4)          (569.7)         1,238.5          71.6
                                                                    --------------- ----------------------------------------------
Effect of foreign  currency  exchange  rate changes on cash and cash     (96.6)           (92.1)         (176.9)        (34.3)
equivalents
Change in cash and cash equivalents                                     (475.8)          (453.7)           561.2         138.6
Cash and cash equivalents:
   Beginning                                                            2,191.0          2,089.3         1,528.1       1,389.5
   Ending                                                               1,715.2          1,635.6         2,089.3       1,528.1

Cash and cash equivalents                                       10      2,497.8          2,381.9
- Cash liabilities                                              15        782.6            746.3
                                                                    --------------- ----------------
Cash and cash equivalents                                               1,715.2          1,635.6


The accompanying notes are an integral part of these consolidated financial statements.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.9536.

                              VIVENDI ENVIRONNEMENT

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



((euro)millions except for share information)       Number         Share       Additional   Retained     Net income  Shareholders'
                                                  of Shares       capital      paid- in     earnings                    equity
                                                                               capital
                                            ----------------- -------------- ------------ ------------ --------------------------
Balance at December 31, 1999 (a)                218,228,507       2,946.1    (2,532.4)        306.7        (42.3)        678.1
                                            ----------------- -------------- ------------ ------------ --------------------------
Net income for the year 2000                                                                                614.8        614.8
Foreign currency translation adjustment                                                       413.3                      413.3
Dividends paid and net income appropriation                                                  (42.3)          42.3            -
Goodwill                                                                         687.0          9.8                      696.8
Conversion of warrants - Capital increase       127,946,448       1,727.3      2,078.0                                 3,805.3
                                            ----------------- -------------- ------------ ------------ --------------------------
Balance at December 31, 2000                    346,174,955       4,673.4        232.6        687.5         614.8      6,208.3
                                            ----------------- -------------- ------------ ------------ --------------------------
Net loss for the year 2001                                                                              (2,251.2)    (2,251.2)
Foreign currency translation adjustment                                                      (30.5)                     (30.5)
Dividends paid and net income appropriation                                                   392.2       (614.8)      (222.6)
Goodwill                                                                       2,037.0        (1.0)                    2,036.0
Conversion of warrants - Capital increase               817             -                         -                          -
                                            ----------------- -------------- ------------ ------------ --------------------------
Balance at December 31, 2001                    346,175,772       4,673.4      2,269.6      1,048.2     (2,251.2)      5,740.0
                                            ----------------- -------------- ------------ ------------ --------------------------
Net income for the year 2002                                                                                339.2        339.2
Foreign currency translation adjustment                                                     (957.2)                    (957.2)
Dividends paid and net income appropriation                                               (2,438.7)       2,251.2      (187.5)
Treasury shares                                                    (64.1)       (86.9)                                 (151.0)
Convention of warrant - Capital increase         58,894,687         795.1        736.4                                 1,531.5
Other                                                                                          14.6                       14.6
                                            ----------------- -------------- ------------ ------------ --------------------------
Balance at December 31, 2002                    405,070,459       5,404.4      2,919.1    (2,333.1)         339.2      6,329.6
                                            ----------------- -------------- ------------ ------------ --------------------------
Balance at December 31, 2002 ($ millions)                         5,667.4      3,061.1    (2,446.6)         355.7      6,637.6
                                            ----------------- -------------- ------------ ------------ --------------------------

The accompanying notes are an integral part of these consolidated financial statements.

(a) Following a 3 for 1 stock split at the beginning of the year 2000. Before the split, the number of shares was 654,685,522.

For the convenience of the reader, the financial statements as of and for the year ended December 31, 2002 have been translated into U.S. Dollars at the rate of U.S. $ 1 = (euro)0.9536.

                              VIVENDI ENVIRONNEMENT

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. DESCRIPTION OF BUSINESS

1.1. Presentation of the Group

Vivendi Environnement ("VE" or the "Group") is a "societe anonyme" according to French law, a form of stock corporation, listed on both the Paris and New York stock exchanges.


Vivendi Environnement is an independent Group formed at the end of 1999 and is a world-wide Group providing environmental services organized into four divisions : water, waste management, energy services and transportation as well as an interest in the Spanish company Fomento de Construcciones y Contratas ("FCC"). Vivendi Environnement has been listed on the Paris stock exchange since July 20, 2000 and on the New York stock exchange since October 5, 2001.

1.2. Significant Events

1.2.1. Recomposition of the capital of Vivendi Environnement

2002 was marked by the placement by Vivendi Universal of nearly 43 % of the capital of Vivendi Environnement with a group of investors. This placement was effected by two operations: in June and in December 2002.

In June 2002, Vivendi Universal sold 53.8 million shares of Vivendi Environnement through a global placement underwritten by various banks. This sale took place at the same time as a capital increase of Vivendi Environnement subscribed by a group of declared investors for (euro)1.5 billion, with the issue of 57.7 million new shares at a price of (euro)26.5 per share. This capital increase was finalized in August 2002. At the end of these operations, Vivendi Universal held 40.8% of Vivendi Environnement's capital. The group of declared investors held 9.4% of Vivendi Environnement's capital and were committed to holding on to the shares they acquired in the capital increase for a period of 6 months, ending in January 2003.

During December 2002, Vivendi Universal sold 82.5 million shares of Vivendi Environnement (representing 20.4% of VE's capital) to a second group of institutional investors. At the same time, Vivendi Environnement purchased 3,624,844 of its own shares (representing 0.9% of its capital). Attached to each of these shares purchased (including those shares purchased by Vivendi Environnement) is a call option issued by Vivendi Universal to purchase 82.5 million supplementary shares of Vivendi Environnement, with an exercise price of
(euro)26.5 per share, these call options expire on December 23, 2004.

After this operation, and taking into consideration the 3,624,844 shares purchased by Vivendi Environnement from Vivendi Universal, the participation of Vivendi Universal has been reduced to 20.4% as of December 31, 2002, this participation is allocated to the call options described above. This second group of investors is committed to holding on to those shares for a period of one year ending in December 2003.

Consequences of the capital restructuring on the relationship between Vivendi Environnement and Vivendi Universal

Considering the evolution of the participation of Vivendi Universal in the capital of Vivendi Environnement as of December 31, 2002, the separation of the two groups was finalized at the end of 2002 by the signature of a protocol, the principal terms of which are disclosed in note 22 (related party transactions).

Consequences of the capital restructuring on the relationship between Vivendi Environnement and FCC

Prior to the restructuring of Vivendi Environnement's capital, which reduced Vivendi Universal's participation in the capital of Vivendi Environnement and its voting rights below 50%, Ms Esther Koplowitz accepted by an agreement signed on June 17, 2002, not to exercise her call option on the Group's interest in B1998 SL. These agreements are described in note 22 (related party transactions).

1.2.2. Vivendi Environnement 1.5% bonds

On August 20, 2002, Vivendi Environnement convened a general meeting of its Vivendi Environnement 1.5% bondholders. By a majority of 64.8% of the votes cast, the bondholders agreed to forgo from September 1, 2002, the guarantees given by Vivendi Universal on these bonds and the possibility of early redemption in the event of the default of Vivendi Universal. In return, the nominal interest rate was increased by 0.75% from 1.5% to 2.25%.

1.2.3. Southern Water

See note 25

1.2.4. Reclassification of treasury shares

After the meeting of the management board on December 11, 2002, and in accordance with the notice from the "Comite d'Urgence du Conseil National de la Comptabilite", 4.7 million of treasury shares have been reclassified in the statutory accounts of Vivendi Environnement S.A. from "marketable securities" to "other portfolio investments" and imputed as a reduction of the consolidated shareholders' equity for an amount of (euro)151 million.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation


The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in France ("French GAAP") and are in accordance with the provisions of the January 3, 1985 law and its implementation rule as of February 17, 1986 and the new rules approved by the "Comite de la Reglementation Comptable" in April 1999.

The Group applies the recommendation of the "Conseil National de la Comptabilite" and accounts for in its consolidated financial statements, assets financed by capital leases (known in France as "credit-bail"), pensions obligations and other retirement costs. Vivendi Environnement uses the preference method for the treatment of capital leases.

Vivendi Environnement applies the regulation CRC 00-06 relative to reserves since January 1, 2001.

The financial statements of foreign subsidiaries have, when necessary, been adjusted to comply with French GAAP. French GAAP differs in certain respects from accounting principles generally accepted in the United States. A description of these differences and their approximate effects on net income and shareholders' equity is set forth in Note 27. The financial statements have been formatted in the original French GAAP financial statements presentation and where necessary have been modified to include certain additional disclosures in order to conform more closely with the content of financial statements required by the generally accepted accounting principles in the United States ("U.S. GAAP").

Change of presentation and accounting principles

In 2002, the Group did not change presentation or its accounting principles.

In 2001 Vivendi Environnement has modified the presentation of its consolidated statement of income. It is now a statement of income by function. This presentation is in line with the French and international practices. This new presentation mainly consists of the reclassification of exceptional income. In order to allow a consistent comparison the restated historical years are also disclosed.

Until the end of 1999, and in accordance with French GAAP, for acquisitions which were completed through the issuance of capital, the portion of goodwill attributable to such proceeds could be charged to shareholders' equity, up to the amount of the related share premium.

Vivendi Environnement has been listed on the New-York Stock Exchange since October 5, 2001. Vivendi Environnement files with the SEC an annual report on Form 20-F which includes a reconciliation with U.S. GAAP of equity and net income as reported in the French accounts. One of the adjustments is the reclassification of the goodwill recorded under French GAAP as a reduction of shareholders' equity to the assets under U.S. GAAP.

Consequently, Vivendi Environnement has none longer recorded goodwill as a reduction of shareholders' equity since 2001.

Convenience Translations

The consolidated balance sheet and consolidated statements of income and cash flows include amounts as of and for the year ended December 31, 2002 denominated in millions of U.S. dollars. These amounts are presented as permitted convenience translations under Rule 3-20 of Regulation S-X of the U.S. Securities Exchange Commission and have been prepared using an exchange rate of U.S.$1 to (euro)0.9536, which was the exchange rate as of December 31, 2002. Convenience translations are presented solely for the convenience of the reader of these financial statements and should not be construed as representations that the local currency has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

Principles of Consolidation

All companies over which the Group has legal or effective control are consolidated.

The Group uses the equity method of accounting for its investments in certain affiliates in which it owns less than 20% of the voting shares. In these situations, the Group exercises significant influence over the operating and financial decisions of the affiliate either (a) through the disproportionate representation on the affiliate's board of directors, e.g., the percentage of directors appointed to the board by the Group is greater than the percentage of its shareholding interest and those directors allow the Group to exercise significant influence, and (b) because there is no shareholder with a majority voting ownership in the affiliate, which is a consideration under French accounting principles in determining whether significant influence exists, or
(c) because the Group exercises substantive participating rights through shareholder agreements that allow the Group to veto or block decisions taken by the board of the affiliate in question. Significant investments in which the Group has 20% to 50% ownership or otherwise exercises significant influence are accounted for under the equity method.

The proportionate method of consolidation is used for investments in jointly controlled companies, where the Group and other shareholders have agreed to exercise joint control over significant financial and operations policies. For such entities, the Group records its proportionate interest in the balance sheet and income statement accounts.

All other investments in affiliates that are not consolidated are accounted for at cost.

Subsidiaries acquired are included in the consolidated financial statements as of the acquisition date. All material intercompany transactions have been eliminated. In the case of proportionally consolidated companies, intercompany transactions are eliminated on the basis of the Group's interest in the company involved.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ significantly from these estimates. Significant estimates made by management in the preparation of these financial statements include amounts for pension liabilities, deferred taxes, valuation estimates for long-lived assets, reserves as well as recorded and disclosed amounts for certain financial instruments.

Translation of Foreign Subsidiaries' Financial Statements

Balance sheets, statements of income and cash flows of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable exchange rate (i.e., the closing year-end rate for balance sheets, or the average annual rate for income and cash flow statements). Translation gains and losses are recorded in retained earnings.

The exchange rates of the significant currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows :

              Year-End Closing Exchange Rates          2002         2001         2000
(one currency = xx(euro))
------------------------------------------------  ----------   ----------  -------------
U.S. dollar                                          0.9536       1.1357       1.0747
Pound sterling                                       1.5373       1.6030       1.6023

               Average Annual Exchange Rates           2002         2001         2000
(one currency = xx(euro))
------------------------------------------------  ----------   ----------  -------------
U.S. dollar                                          1.0545       1.1148       1.0827
Pound sterling                                       1.5889       1.6058       1.6407

The balance sheets, income and cash flow statements of subsidiaries operating in highly inflationary economies are re-measured (according to the historical method) into a functional currency. The functional currency is defined as the currency used in the dominant country of the economic area to which the subsidiaries belong. Related translation effects are included in net income. These financial statements are then translated from the functional currency into the reporting currency on the basis of the year-end or average annual exchange rate and the translation adjustments are recorded in retained earnings.

Revenue Recognition


Revenues are recorded when title passes to the customer or when services are rendered and measured in accordance with contracts; title is considered to have passed to the customer when goods are shipped.

Revenue resulting from government subsidies associated with long-term operating agreements is recorded ratably over the year.

Revenue relating to specific activities are discussed in applicable sections of these footnotes.

Other income and expenses


This item includes income or expenses resulting from exceptional operations or events that are not part of the ordinary operations of Vivendi Environnement. They primarily include capital gains and losses on sales of subsidiaries and affiliates.

Goodwill and Business Combinations


All business combinations are accounted using the purchase accounting method. Under the purchase accounting method, assets acquired and liabilities assumed are recorded at their fair value. The excess of the purchase price over the fair value of net assets acquired, if any, is capitalized as goodwill and amortized over the estimated period of benefit on a straight-line basis. Amortization periods for goodwill range from 20 to 40 years.

Other Intangible Assets


Start-up costs relating to the implementation of new activities, including pre-operating costs, are amortized over their estimated useful life.

Other intangible assets include costs incurred to obtain contracts, such as fees paid to local authorities for public services contracts. Fees paid to local authorities are amortized over the duration of the contract, which can be up to 30 years.

Market share and trademarks are not amortized.

Business assets acquired, such as customers lists and operating rights, are amortized over their estimated useful life.

Property, Plant and Equipment


Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following useful life:
                                                          Estimated useful lives
                                                                 in years
                                                          ----------------------
         Buildings.......................................         20 to 50
         Technical systems...............................          7 to 12
         Transport equipment.............................          3 to 25
         Other equipment and machinery...................          3 to 12

Assets financed by leasing contracts that include a purchase option (known in France as "credit-bail") are capitalized and amortized over the shorter of the lease term or the estimated useful lives of the assets. Amortization expense on assets acquired under such leases is included with depreciation and amortization expense. Interest expense incurred as a result of expenditures for a fixed asset during the period necessary for its intended use is capitalized as part of the historical cost of fixed assets.

Valuation of Long-lived Assets


Long-lived assets, including goodwill and the other intangible assets, are regularly re-evaluated according to circumstances, either internal or external, which could lead to depreciation. If this is the case, an exceptional amortization or valuation allowance is recorded on the basis of the asset's fair value.

Financial Assets


   Investments Accounted for Using the Cost Method

   Investments in unconsolidated affiliates are carried at cost. Any negative difference between carrying value and fair value that is determined to be other than temporary is reserved.

   Portfolio Investments Held as Financial Assets

   Portfolio and other investments include unlisted and listed equity securities of unconsolidated subsidiaries and long-term loans that are recorded at cost. When fair value is less than cost and is determined to be other than temporary, a valuation allowance is provided. Estimated fair value is determined on the basis of the Group's share of the equity of the companies concerned adjusted to market value in case of listed securities or pursuant to other applicable procedures.

   Bonds and Debentures

   Issue costs, as well as discounts and premiums on convertible debt are amortized over the life of the debt.

Inventories and Work-in-progress


Group companies value inventories according to the provisions of the French Commercial Code, either on a first-in-first-out or a weighted average cost basis. Inventories are stated at the lower of cost or net realizable value.


Deferred Taxes


Deferred tax assets are recognized for deductible temporary differences, net tax operating loss carry forwards and tax credit carry forwards. Deferred tax liabilities, including those relating to tax loss carry-forwards, are recognized for taxable temporary differences. Deferred tax assets are recorded at their estimated net realizable value. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the enactment date.

Cash, Cash Equivalents and Marketable Securities


Cash and cash equivalents include all cash balances and short-term highly liquid investments with original maturities of three months or less at the time of purchase and are stated at cost which approximates their fair value.

Marketable securities including treasury shares and other highly liquid investments. Treasury shares are classified as marketable securities when they are acquired to stabilize the market price of the Group's shares or in connection with stock options granted to directors and employees. Treasury shares held for other reasons are recorded as an offset to shareholders' equity. Marketable securities are carried at cost, and a valuation allowance is provided if the fair value is less than the carrying value.

Pension Plans


The Group has several pension plans that cover substantially all employees. Pension obligations are calculated using the projected unit credit method. This method considers the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate for each country in which the Group maintains a pension plan. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses over the estimated term of service of the employees.

Employees in France and most other European countries are eligible, for severance pay pursuant to applicable law immediately upon termination. The Group provides reserves for such employee termination liabilities using the projected unit credit method.

Stock Based Compensation

The Group has adopted stock option incentive plans that grant options on its common shares to certain directors and officers. The purpose of these stock option plans is to align the interest of management with the interest of shareholders by providing certain officers and other key employees with additional incentives to increase the Group's performance on a long-term basis. Shareholders' equity is credited for the cumulative strike price to reflect the issuance of shares upon the exercise of options.

Treasury shares held to cover commitments relating to stock purchase options are shown under marketable securities at the lower of cost and fair market value. The Group accounts for any capital gains or losses in the year in which shares are sold under the plan.

Derivative Financial Instruments

The Group manages certain of its financial risks by using derivative financial instruments that qualify as hedges.

The Group primarily uses interest rate swaps and caps to manage interest rate risks relating to its borrowing requirements. The goal of these swaps is, depending on the circumstances involved, to modify from fixed to floating rates and from floating to fixed as well as to modify the underlying index on floating rate debt. The goal of the interest caps is to limit the upside risk relating to floating rate debt. Interest rate swaps that modify borrowings or designated assets are accounted for on an accrual basis. Premiums paid for interest rate caps are expensed as incurred.

The Group uses currency swaps and forward exchange contracts to manage its foreign currency risk. Forward exchange contracts are used to hedge firm and anticipated transactions relating to assets denominated in foreign currencies. Currency rate swaps are used to modify the interest rate and currency of foreign denominated debt. Gains and losses arising from the change in the fair value of currency instruments that qualify for hedge accounting treatment are deferred until related gains or losses on hedged items are realized.

Any financial instrument that does not qualify as a hedge for financial reporting purposes is recorded at the lower of cost or fair value in other current assets or liabilities.

Foreign Currency Transactions

Foreign currency transactions are converted into euros at the exchange rate in effect on the transaction date. At year-end, receivables and payables denominated in foreign currencies are remeasured into euros at year-end exchange rates. The resulting exchange losses and gains are recorded in the current earnings period.

Exchange losses on borrowings denominated in foreign currencies that qualify as hedges of net investments in foreign subsidiaries are included as translation adjustments in retained earnings.

Research and Development

The Group's research and development costs are expensed as incurred.

Earnings Per Share

Basic earnings per share calculations are based, according to "Avis n(degree) 27 de l'Ordre des Experts Comptables", on the Group's net income after taxes divided by the weighted average number of common shares outstanding.

Dilutive earnings per share reflect the potential dilution that would occur if all securities and other contracts to issue ordinary shares were exercise or converted. For its calculation weighted average number of common shares outstanding includes shares issuable on exercise of dilutive options.

At December 31, 2002, potential dilutive securities or other contracts to issue ordinary shares are warrants issued in December 2001 and stock-options.

Accounting Policies Specific to the Environmental Services Activities

   Public Services Contracts

   The Group holds public service contracts relating to its operations in water distribution and treatment, district heating networks, urban transportation and waste collection and treatment. Under the French legal system, there are three primary types of public service contracts: "affermage" (or public service management) contracts, where the operator is granted the obligation to manage and maintain facilities owned and financed by local authorities, "concession," facility management contracts which are similar to "BOT" (build-operate-transfer) agreements and contracts presenting mixed characteristics of affermage and concession contracts.

   Revenue is recognized on these contracts when services are rendered in accordance with the terms of the contracts. On an exceptional basis, the Group may also operate management contracts in which it manages a public service for a fixed fee as well as an incentive which is calculated in relation to the performance of the contract. For these contracts, the Group recognizes billing to customers as revenue and all related costs as operating expenses.
   In France, the Group's public service contracts are primarily affermage contracts.

   Facilities

   Facilities operated by the Group are generally financed by local authorities and remain theirs throughout the contract period. Individual facilities financed by the Group as a consequence of specific contractual terms are recorded as fixed assets and depreciated to their estimated residual value, if any, on the shorter of their economic useful lives or the contract's term. Wherever the contract's term is shorter than the economic useful life of the asset, such depreciation is classified as a liability as a financial depreciation.

   Fees Paid to Local Authorities

   The Group does not have any obligation for compensation payments to local authorities during the contract period, except for fees that have been agreed upon by both parties and formally defined by the contract.

   The Group's policy is to expense ratably fees that are paid to local authorities when these fees are paid annually and to amortize these costs on a straight-line basis over the life of the contract when the fees consist of payments at the beginning of the contract.

   Commitments to Maintain and Repair Assets

   The Group generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. Corresponding repair and maintenance costs are expensed as incurred, except for some investments in joint ventures where costs are accrued in advance.

   Planned Maintenance Projects

   The Group's policy is to expense costs relating to planned maintenance projects as they are incurred.

   Landfill Capitalization and Depletion

   Landfill sites are carried at cost and amortized ratably using the units of production method over the estimated useful life of the site as the airspace of the landfill is consumed. Landfill costs include capitalized engineering and other professional fees paid to third parties incurred to obtain a disposal facility permit. When the Group determines that the facility cannot be developed or the likelihood of grant of the permit cannot be determined before its final authorization, as it is the case in France and the United Kingdom, these costs are expensed as incurred.

   Landfill Closure and Post-closure Costs

   The Group has financial obligations relating to closure and post-closure costs and the remediation of disposal facilities it operates or for which it is otherwise responsible.

   The Group accrues a reserve for the estimated future costs pro rata over the estimated useful life of the sites.

   Construction

   To calculate their margin, construction companies record revenue according to the percentage of completion method. This method is applied to contracts with a duration of six months or more; for contracts with a duration of less than six months, the completed contracts method is used.

3. GOODWILL AND BUSINESS COMBINATIONS

Goodwill by segment is detailed as follows:

                         At                At                                At December 31, 2002
                      December         December
                      31, 2000         31, 2001
                                                      ---------------------------------------------------------------------
((euro)millions)           Net             Net           Change        Foreign    Amoztization        Other         Nets
                                                         in scope      exchange       (3)            movements
                                                           (1)        translation
                                                                         (2)
                     ------------------------------------------------------------------------------------------------------
Water                    4,505.4          3,769.3        (14.7)        (351.9)        (133.9)            22.3    3,291.1
Waste Management         1,387.7          1,445.6          40.9        (140.2)         (62.2)             1.6    1,285.7
Energy Services            483.0            702.7          31.6          (0.9)         (35.0)             5.7      704.1
Transportation              66.6            157.1          54.5            1.8         (15.8)            11.5      209.1
FCC                        613.8            721.1          22.2              -         (80.3)           (0.2)      662.8
                     ------------------------------------------------------------------------------------------------------
Total                    7,056.5          6,795.8         134.5        (491.2)        (327.2)            40.9    6,152.8
                     ======================================================================================================

(1) The changes in scope are mainly related to acquisitions of the companies holding the Pudong contract for (euro)182 million and the Rabat contract in Morocco for (euro)110 million and the sale of certain non-strategic activities of USFilter for (euro)(465) million. Other acquisitions have small individual amounts of less than (euro)30 million.

(2) Foreign exchange translation adjustment are mainly the result of the depreciation of the US dollar against the euro.

(3) Total goodwill amortization expense for the years ended December 31, 2002, 2001 and 2000 were(euro)(327.2) million, (euro)(2,910.1) million and(euro)(306.3) million respectively.

The following is a summary of the most significant acquisitions during the periods presented in the accompanying financial statements.

FCC


In October 1998, Vivendi Universal acquired for cash 49% and obtained joint control of a Spanish holding company whose only asset is a 57% ownership interest in FCC, a publicly listed company in Spain active in the environmental services sector. Vivendi Universal sold to the Group its interest in the holding company for (euro)691 million. The holding company, which fully consolidates FCC, is reflected in the Group's financial statements using the proportionate consolidation method. The details of the Group's acquisition are as follows (in millions of euros):

     Fair value of net tangible and intangible assets acquired.......      212
     Purchase price..................................................      691
                                                                       -------
     Goodwill recorded on acquisition ...............................      479
                                                                       -------
     Goodwill net at December 31, 2002...............................      417

            Goodwill recorded from this transaction is being amortized over 20 years.

USFilter Corporation


In April 1999, Vivendi Universal acquired for cash 100% of the outstanding shares of United States Filter Corporation, a U.S. based water treatment and equipment manufacturing company. The transaction was accounted for as a purchase. The details of the acquisition are as follows (in millions of euros):

      Fair value of net tangible and intangible assets acquired.....         459
      Purchase price................................................       5,801
                                                                      ----------
      Goodwill recorded on acquisition..............................       5,342
                                                                      ----------
      Goodwill net at December 31, 2002.............................       1,711

            Goodwill recorded from this transaction is being amortized over 40 years.

Goodwill amortization in 2001 included a write-off of goodwill of (euro)2,611 million, related to activities of US Filter. The management determined that the goodwill was impaired, and goodwill was written down based upon an estimate of discounted future cash flow. The analysis was based on a projection over 10 years with a terminal value and with a discount rate of 7% for the goodwill. The management revised the estimated cash flows as a result of the evolution of the US economic situation.

In 2002, the Group actualized the projection of US Filter over 10 years, with a terminal value and utilized a discount rate of 6% which takes into account the reduction in the US risk-free rate. As a result of commercial gains and business development in 2002, and its perspectives for 2003 and despite the US economic situation in 2002, the valuation has not put into question the long term growth prospects of US Filter. The carrying value of the goodwill of US Filter has been justified as of December 31, 2002.

Onyx Waste Services (previously Superior Services)


In June 1999, Vivendi Environnement acquired for cash 100% of the outstanding shares of Superior Services, a U.S. based waste management company. The transaction was accounted for as a purchase. The details of the acquisition are as follows (in millions of euros):

     Fair value of net tangible and intangible assets acquired.......  168
     Purchase price..................................................  932
                                                                     -----
     Goodwill recorded on acquisition................................  764
                                                                     -----
     Goodwill net at December 31, 2002...............................  632

            Goodwill recorded from this transaction is being amortized over 40 years.

4. OTHER INTANGIBLE ASSETS

The evolution of net intangible assets as follows:


      ((euro)millions)        2000      2001     Additions    Utilization   Change in   Foreign         Other        2002
                                                                             scope      exchange       movements
                                                                                       translation
                          ---------- -------- ------------- ------------- ----------- --------------  ------------ ---------
Fees paid to local           517.1     567.6        43.9       (41.7)          3.0        (14.8)          10.5       568.5
authorities (1)
Trademarks,  market share  2,619.6   2,922.6        28.3       (29.1)       (183.1)      (439.3)         (15.9)     2,283.5
and business assets
acquired(2)
Software                      59.5      69.4        38.0       (42.4)          4.7         (0.5)          21.7         90.9
Prepaid expenses (3)         423.8     469.9        70.5       (54.7)          6.6         (7.3)         (44.2)       440.8
 Other intangible assets     603.4     447.5       150.1       (46.3)         (0.5)       (27.2)          (2.4)       521.2
                          ---------- -------- ------------- ------------- ----------- --------------  ------------ ---------
Total                      4,223.4   4,477.0       330.8      (214.2)        (169.3)     (489.1)         (30.3)     3,904.9
                          ========== ======== ============= ============= =========== ==============  ============ =========

(1) Fees paid to local authorities relating to public service contracts, which are primarily located in France, amounted to (euro)568,5 million in 2002, compared with (euro)567.6 million in 2001 and (euro)517.1 million in 2000. These are amortized over the term of the contracts to which they relate.

(2) Trademarks, market share and business assets amounted to (euro)2,283.5 million in 2002, compared to (euro)2,922.6 million in 2001, and
      (euro)2,619.6 million in 2000. These assets include the allocation to trademarks of part of the purchase price of USFilter for (euro)1,919 million (these assets have been the object of a review by an independent expert who has confirmed their value), and the waste treatment operating rights of Onyx Waste Services for (euro)77.8 million. The carrying value of trademarks, market share and business assets are reviewed every year on the same basis of criteria used to assess their initial value, such as the position of the market, net sales and gross operating surplus or deficit. If the review indicates an other than temporary reduction in value, a valuation allowance is recorded.
      The changes in scope of consolidation are principally due to US Filter trademarks for (euro)(185.6) million as a result of the sale of Filtration and Separation.

(3) Prepaid expenses include expenses of (euro)440.8 million, (euro)469.9 million and (euro)423.8 million, as of December 31, 2002, 2001 and 2000, respectively, to be allocated over several financial years, mainly relating to the difference between the contractual amounts of debt servicing payments made to local authorities and the expense charged to income over the contract period. Certain subsidiaries of the Group may be obligated to assume responsibility for the repayment of the debt entered into by local authorities relating to the utility network they manage. The annual payments generally decrease each year and extend over a period shorter than the contract period. This difference between the amounts paid to the local authorities and the expense charged to income is recorded as a prepaid expense on the balance sheet.

      Total amortization expense for other intangible assets for the years ended December 31, 2002, 2001 and 2000 was (euro)214.2 million, (euro)184.2 million and (euro)182.5 million, respectively. Accumulated amortization amounted to (euro)874.5 million, (euro)774.9 million and (euro)609.8 million, as of December 31, 2002, 2001 and 2000, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Evolution of property, plant and equipment :

                                                                         December 31,
                              ----------------------------------------------------------------------------------------------------
                                                                       Additions and
                                                                       amortizations
                                                                        charged to
                                  2000          2001      Change in      operating     Utilizations       Other          2002
((euro)millions)                                            scope         income                        movements
                              ------------- ------------- ----------- ---------------- -------------- -------------- -------------

Property, plant and equipment   14,275.8      16,843.4       282.0          1,738.8        (677.5)        (507.5)      17,679.2
Publicly-owned utility           5,619.2                      73.7            382.8        (103.9)         (45.7)       6,463.6
networks                                       6,156.7
                              ------------- ------------- ----------- ---------------- -------------- -------------- -------------
Total gross book value          19,895.0      23,000.1       355.7          2,121.6        (781.4)        (553.2)      24,142.8
                              ============= ============= =========== ================ ============== ============== =============
Property, plant and equipment  (5,756.4)     (6,898.0)        66.2        (1,342.2)          521.0           51.5     (7,601.5)
Publicly-owned utility         (1,755.8)                     (0.3)          (152.7)           36.1           27.2     (2,000.5)
networks                                     (1,910.8)
                              ------------- ------------- ----------- ---------------- -------------- -------------- -------------
Depreciation                   (7,512.2)     (8,808.8)        65.9        (1,494.9)          557.1           78.7     (9,602.0)
                              ------------- ------------- ----------- ---------------- -------------- -------------- -------------
Total net book value            12,382.8      14,191.3       421.6            626.7        (224.3)        (474.5)      14,540.8
                              ============= ============= =========== ================ ============== ============== =============

Publicly-owned utility networks are assets financed by the Group as part of their management of public service contracts, and will be returned to the local authority at the end of the contract.

Changes in scope are mainly related to, in the water segment, the entry of Pudong for (euro)123.2 million and Redal for (euro)82.2 million and to the sale of Schwarze Pumpe for (euro)(84) million, in the energy services segment, the entry of Vilnius for (euro)65.5 million and Poznan for (euro)48.7 million and in the transportation segment the entry of the Verney Group for (euro)32.7 million.

Additions and amortizations charged to operating income mainly come from Water
(euro)(310.8) million, Waste Management (euro)(202.2) million and FCC
(euro)(129.7) million.

Utilizations come from water segment for (euro)(47.9) million, Waste Management for (euro)(39.9) million, Energy Services for (euro)(77.9) million and transportation for (euro)(53.2) million.

Other movements include the effects of foreign currency translation adjustments and final allocations.

Property, plant and equipment by segment are detailed as follows:

                                                                At December 31,
                     --------------------------------------------------------------------------------------------------------
((euro)millions)                                      2002                                           2001              2000
                     ---------------------------------------------------------------------- --------------- -----------------
                          Property,    Publicly-owned      Accumulated      Net tangible     Net tangible      Net tangible
                          Plant and           utility    depreciation/            assets           assets            assets
                          equipment          networks     amortization
                     ---------------  -----------------  ----------------   --------------  --------------- -----------------
Water                       5,455.8           5,272.2        (3,738.6)           6,989.4          7,130.2           6,457.8
Waste Management            5,987.9              40.0        (2,769.0)           3,258.9          3,304.1           2,734.6
Energy Services             2,502.7             737.2        (1,237.0)           2,002.9          1,724.5           1,503.1
Transportation              2,347.2             264.3        (1,167.8)           1,443.7          1,321.9           1,092.7
FCC                         1,385.6             149.9          (689.6)             845.9            710.6             594.6
                     ---------------  -----------------  ----------------   --------------  --------------- -----------------
Total                      17,679.2           6,463.6        (9,602.0)          14,540.8         14,191.3          12,382.8
                     ===============  =================  ================   ==============  =============== =================

The detail of net property, plant and equipment is as follows :

                                              At December 31,
                               ---------------------------------------------
((euro)millions)                     2002            2001           2000
                               --------------   -------------  -------------
Land                               1,416.7         1,210.8        1,061.5
Buildings                          1,663.3         1,686.2        1,333.4
Technical systems                  5,040.7         5,052.1        3,770.0
Assets under construction            647.3           562.0          471.2
Other                              1,579.7         1,434.0        1,883.2
                               --------------   -------------  -------------
Property, plant and equipment     10,077.7         9,945.1        8,519.3
                               --------------   -------------  -------------
Publicly owned utility networks    4,463.1         4,246.2        3,863.5
                               --------------   -------------  -------------
Total                             14,540.8        14,191.3       12,382.8
                               ==============   =============  =============

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was(euro)1,485.1 million,(euro)1,322.8 million and (euro)1,186.4 million, respectively.

Total depreciation for the years ended December 31, 2002, 2001 and 2000 was
(euro)9,602.0 million, (euro)8,808.8 million and (euro)7,512.2 million, respectively.

Tangible assets financed under capital lease are detailed as follows :

((euro)millions)                 Gross value     Accumulated       Net value
                                                amortization
                               --------------- ---------------- --------------
Land                                   22.8           (1.5)           21.3
Buildings                             302.9         (129.1)          173.8
Technical systems                     701.1         (287.1)          414.0
Other                                 348.8         (146.5)          202.3
                               --------------- ---------------  --------------
Property, plant and equipment       1,375.6         (564.2)          811.4
                               --------------- ---------------  --------------
Publicly owned utility networks       268.0          (77.1)          190.9
                               --------------- ---------------  --------------
Total 2002                          1,643.6         (641,3)        1,002.3
                               =============== ===============  ==============
Total 2001                          1,039.3         (388.6)          650.7
                               =============== ===============  ==============
Total 2000                            784.0         (342.7)          441.3
                               =============== ===============  ==============

6. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

                                                                         At December 31,
                                    ------------------------------------------------------------------------------------------
                                    Interest                      Proportionate share of equity   Proportionate share of net
                                                                                                            income
                                    ----------------------------- ------------------------------ -----------------------------
 ((euro)millions)                     2002       2001      2000       2002     2001       2000       2002      2001      2000
                                    --------    ------   -------     ------   ------     ------     ------    ------    ------
Realia (1)                           24.10%     24.10%    23.31%      75.6     74.4       89.8       13.3      18.2      15.0
Philadelphia Suburban (2)                 -     16.88%    17.02%         -    104.0       73.1          -      11.6      10.5
Domino                               30.00%     30.00%    30.00%      28.2     54.3       57.4      (0.5)       6.7       8.4
South Staffordshire (2)                   -     31.74%    31.74%         -     59.6       54.3        9.2       9.9      10.6
Grubar Hoteles                       19.70%     18.31%    18.31%      46.0     43.2       38.3      (2.1)     (0.2)       0.7
Bristol Water (2)                         -     24.14%    24.14%         -     37.6       35.6          -       3.8       1.3
Midkent                                  -          -     23.75%         -       -        28.9          -        -        4.3
Intan Utilities Berhad               30.00%     30.00%    30.00%      10.7     12.0       11.0        0.8    (10.7)       1.4
Acque Potabili                       14.36%     14.36%    20.52%      13.4     13.6        9.6      (0.1)        -         -
Venditelecom                              -     17.23%    12.23%         -       -         7.6          -        -         -
Egyptian   company  for  prestressed      -     30.00%    30.00%         -      5.6        6.7          -       1.2       2.2
concrete
Fovarosi Csatomazasi Muvek           25.00%     25.03%        -       95.4     89.8          -        0.5       1.8        -
Resvenytarasag
Eaux du Centre et du Rhone           34.97%     34.97%    34.97%       5.6      5.3        5.8        0.2         -       0.4
Tiru                                 24.00%     24.00%    24.00%       6.4      4.6        2.9        2.7       2.2       0.8
Technoborgo                          49.00%          -         -       6.6        -          -      (0.1)         -         -
Other (per unit <(euro)5 million)         -          -         -     160.1    114.0      102.4       15.1       3.3       5.0
                                                                     ------   ------     ------     ------    ------    ------
Total                                                                448.0    618.0      523.4       39.0      47.8      60.6
                                                                     ======   ======     ======     ======    ======    ======

(1) Realia (a subsidiary of FCC and Caja Madrid) has purchased the real estate assets of FCC Immobilaria SA in 2000.
(2)  Shares sold in 2002.

The December 31, 2002 quoted market price for these investments is as follows :
Acque Potabili : (euro)22.2 million.

The evolution in 2002 of equity investments is as follows :


                                                                  Change                    Distribution      Foreign
                                    2002                        in           Net             of           exchange
((euro)millions)                  Interest        2001         scope        income       dividends      translation       2002
                                 ------------  -----------  ------------  -----------  ---------------  -------------  -----------
Realia                              24.10%         74,4         (3.3)         13.3            (8.8)              -         75.6

Philadelphia Suburban                    -        104,0       (104.0)            -                -              -            -
Domino                              30.00%         54,3         (2.7)        (0.5)                -         (22.9)         28.2

South Staffordshire Water                -         59,6        (61.2)          9.2            (5.0)          (2.6)            -

Grubar Hoteles                      19.70%         43,2           4.9        (2.1)                -              -         46.0

Bristol Water                            -         37,6        (36.1)            -                -          (1.5)            -

Intan Utilities Berhad              30.00%         12,0         (0.1)          0.8            (0.5)          (1.5)         10.7

Acque Potabili                      14.36%         13,6             -        (0.1)            (0.1)              -         13.4

Egyptian company for prestressed
concrete                                 -          5,6         (5.6)            -                -              -            -

Fovarosi Csatomazasi Muvek
Reszvenytarsasag                    25.00%         89,8         (0.7)          0.5                -            5.8         95.4

Eaux du Centre et du Rhone          34.97%          5.3           0.1          0.2                -              -          5.6

Tiru                                24.00%          4.6         (0.9)          2.7                -              -          6.4

Technoborgo                         49.00%            -           6.7        (0.1)                -              -          6.6

Other                                             114.0          48.6         15.1            (9.4)          (8.2)        160.1

                                               -----------  ------------  -----------  ---------------  -------------  -----------
Total                                             618.0       (154.3)         39.0           (23.8)         (30.9)        448.0
                                               ===========  ============  ===========  ===============  =============  ===========


Dividends received from equity affiliates amount to (euro)23.8 million in 2002,
(euro)32.9 million in 2001 and (euro)30.1 million in 2000.

Summarized financial information for the major equity method investees is as follows:


 ((euro)millions)                                                  At December 31,
Balance sheet data                                   2002                2001                  2000
                                              ------------------   -----------------   ------------------
Long term assets                                  1,865.6              2,470.6               2,553.2
Current assets                                      878.9                474.8                 854.5
                                              ------------------   -----------------   ------------------
Total assets                                      2,744.5              2,945.4               3,407.7
Shareholders' equity                              1,126.2              1,033.4               1,256.2
Minority interests                                  176.8                 33.2                  92.3
Financial debt                                      905.1                740.6                 989.4
Other liabilities and reserves                      536.4              1,138.2               1,069.8
                                              ------------------   -----------------   ------------------
Total liabilities and shareholders' equity        2,744.5              2,945.4               3,407.7
                                              ==================   =================   ==================
Income statement data
Net revenue                                         523.7                938.5               1,087.2
Operating income                                    104.4                291.9                 213.3
Net income (loss)                                    65.7                138.7                 158.5

7. FINANCIAL ASSETS AND FINANCIAL PROVISIONS

Investments accounted for using the cost method

Investments accounted for using the cost method are detailed as follows :

                                                                                At December 31,
                                                 ------------------------------------------------------------------------------
((euro)millions)                                                          2002                             2001            2000
                                                                                                 ---------------- -------------
                                                    Interest       Gross Allowance(4)       Net            Net             Net
                                                 ----------------------------------------------  ---------------- -------------
Alazor Inversiones SA                                15.75%        10.9         -         10.9              -               -
Stadtwerke Weis Wasser Gmbh (1)                      74.90%        29.8         -         29.8              -               -
Fovarosi Csatomazasi Muvek Resvenytarsasag(2)        25.00%           -         -            -              -            76.2
Rhodia Eco Services (3)                              50.00%           -         -            -              -            11.7
Other (Per unit <(euro)10 million in 2002)                        285.4    (48.1)        237.3          245.8           156.2
                                                 ----------------------------------- ----------- --------------- --------------
Total                                                             326.1    (48.1)        278.0          245.8           244.1
                                                 =================================== =========== =============== ==============

(1)  Acquired on December 30, 2002 and consolidated in 2003.

(2)  Accounted for under equity method since 2001.

(3) This company, which is jointly owned by Rhodia, was set up towards the end of 2000 and is consolidated under proportionate method since January 1, 2001.

(4)  Allowances expenses amount to(euro)(8.4) million in 2002.

Other portfolio investments held as financial assets can be analyzed as follows :

((euro)millions)                              At December 31,
                     -----------------------------------------------------------
                               2002                2001                 2000
                     ------------------   -----------------   ------------------
Long-term loans (1)           521.2               349.5                284.6
Other (2)                     783.4               739.2                662.9
Depreciation (3)             (61.1)              (15.9)               (15.5)
                     ------------------   -----------------   ------------------
Net value                   1,243.5             1,072.8                932.0
                     ==================   =================   ==================

(1) Of which mainly (euro)110 million related to long-term loans pertaining to the participation of Vivendi Water in Berlin and (euro)84 million related to the re-evaluation of long-term hedging instruments. Other loans are under (euro)60 million. Net long term loans amounted to (euro)512.4 million at December 31, 2002.

(2) Of which (euro)138.5 million in assets in connection with pension liabilities in the U.K, (euro)60.4 million corresponding to the net amount of the redemption premium of our convertible bonds, (euro)72.0 million corresponding to subordinated borrowings assumed by Vivendi Environnement as part its securitization of accounts receivable (see note 8), (euro)94.7 million corresponding to the balancing cash adjustment of Vivendi Universal /Vivendi Environnement swap and (euro)57.0 million in the U.S. activities related to consumer financing. Net other financial assets amounted to
     (euro)731.1 million at December 31, 2002.

(3)  Net depreciation expense amount to(euro)(79.7) million in 2002.

8. WORKING CAPITAL

Net working capital is detailed as follows :

((euro)millions)                          At     Variation of               Foreign       At
                                      December     working     Change in   exchange     Other        December
                                       31, 2001    capital       scope     translation  movements    31, 2002
-------------------------------------------------------------------------------------------------------------
Inventories and work in progress       1,543.7      (57.4)      (191.2)       (78.9)      (41.7)      1,174.5
Accounts receivable                   12,066.0     (539.1)         83.7      (397.6)      (67.2)     11,145.8
Accounts payable                      12,939.3   (1,173.8)        181.4      (259.1)      (80.1)     11,607.7
-------------------------------------------------------------------------------------------------------------
Working capital net                      670.4       577.3       (288.9)     (217.4)      (28.8)        712.6
-------------------------------------------------------------------------------------------------------------
USF securitization                                  (181.0)*
Variation of differed taxes                            66.8
-------------------------------------------------------------------------------------------------------------
           Working capital net                        463.1
-------------------------------------------------------------------------------------------------------------

* This amount is reported in the consolidated statement of cash-flows as a reduction of the proceeds from sales of financial assets (USF Distribution Division).

Inventories and work in progress

The breakdown by segment is as follows :

((euro)millions)                                           At December 31,
                                  -----------------------------------------------------------
                                            2002                2001                 2000
                                  ------------------   -----------------   ------------------
Water (1)                                  660.0             1,088.4                981.2
Waste Management                           101.8               112.2                119.1
Energy Services                            229.3               233.2                282.9
Transportation                              44.2                31.2                 27.5
FCC                                        209.0               175.7                167.3
                                  ------------------   -----------------   ------------------
Total                                    1,244.3             1,640.7              1,578.0
Less valuation allowance (2)              (69.8)              (97.0)               (94.6)
                                  ------------------   -----------------   ------------------
Net value                                1,174.5             1,543.7              1,483.4
                                  ==================   =================   ==================

(1) In 2002, the decrease in the water sector is related to sales ((euro)(246) million of which (euro)(150) million for USFilter and (euro)(34) million for Bonna Sabla) and to the effects of foreign currency translation adjustments ((euro)(79) million).

(2)  Allowance expenses for 2002 are(euro)(8.5) million.


Accounts receivable

Accounts receivable are detailed as follows:

((euro)millions)                                              At December 31,
                                     -----------------------------------------------------------
                                               2002                2001                 2000
                                     ------------------   -----------------   ------------------
Trade accounts receivable                   9,271.2             8,623.0              9,041.1
Valuation allowance                         (484.6)             (472.7)              (435.8)
Total trade accounts receivable             8,786.6             8,150.3              8,605.3
VAT and other accounts receivable           1,347.4             2,904.7              1,257.3
Other including deferred tax                1,011.8             1,011.0                865.3
                                     ------------------   -----------------   ------------------
Total accounts receivable, net             11,145.8            12,066.0             10,727.9
                                     ==================   =================   ==================

The majority of trade receivables are due in less than one year.

Securitization in France


In the extension of the previous agreement, a new 5-year securitization agreement has been signed in June 2002 with a SPE (Special Purpose Entity), the Group securitized through its water segment accounts receivable for a total amount of (euro)416 million net of discount ((euro)752 million at December 31, 2001). The securitized receivables are the assets of the SPE. The SPE is financed by senior borrowings assumed by banks and by retained interests of
(euro)72 million assumed by Vivendi Environnement. Reimbursements of the retained interests will occur only after complete reimbursement of the senior borrowings.

According to the securitization agreement, the subsidiaries are responsible for collecting the receivables. The Group provides guarantees on the performance of its subsidiaries in recovering these amounts.

The decrease of the French securitization program since December 31, 2001 ((euro)(336) million) is reflected in the decrease in working capital in the consolidated statement of cash-flows.

Securitization in the USA


The securitization of US Filter, initiated in 2001 for $155 million, has been extinguished following the sale in 2002 of the Distribution activities.

The exit of the securitization program is reported as a reduction of the proceeds from sales of financial assets in the consolidated statement of cash flows for an amount of (euro)181 million.

Discounting of receivables


The Group has discounted (euro)624 million of receivables at December 31, 2002 ((euro)520 million at December 31, 2001).

Allowances for doubtful accounts


The allowances for doubtful accounts for the years ended December 31, 2002, 2001 and 2000 are as follows:

((euro)millions)                                          At December 31,
                                            2002                2001                 2000
                                  ------------------   --------------------------------------
Balance at beginning of period           (472.7)             (435.8)              (431.3)
Amounts charged to expense               (165.7)             (141.4)               (83.6)
Deductions of reserve                      100.3               117.8                 51.0
Other adjustments*                          53.5              (13.3)                 28.1
                                  ------------------   -----------------   ------------------
Balance at end of period                 (484.6)             (472.7)              (435.8)
                                  ==================   =================   ==================

* Other adjustments mainly reflect translation adjustments ((euro)28.2 million).

Accounts payable

Accounts payable are detailed as follows (in millions of euros):

                                          At December 31,
                       ---------------------------------------------------------
                                   2002                2001                2000
                       -----------------  ------------------  ------------------
Trade accounts payable          6,307.5             6,438.7             7,166.7
Social costs payable            4,359.5             5,716.7             2,990.4
Other (1)                         940.7               783.9               697.3
                       -----------------  ------------------  ------------------
Total accounts payable         11,607.7            12,939.3            10,854.4
                       =================  ==================  ==================

(1) Including deferred tax liabilities of(euro)928.0 million at December 31, 2002.


9. SHORT TERM LOANS

At December 31, 2002, net short term loans amounted to (euro)487.6 million. Excepting for pre-financing of an investment of (euro)155 million linked to an Australian contract, this heading is made of amount per unit smaller than
(euro)50 million.

Net valuation allowances amounted to (euro)(136.9) million in 2002. According to the sale agreement of Schwarze Pumpe, Vivendi Environnement retains a loan which has been totally impaired at December 31, 2002 for an amount of (euro)141.5 million.


10.         CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Marketable Securities

                    ----------------------------------------------------------------------------------------------
                                                       At December 31,
                    ----------------------------------------------------------------------------------------------
((euro)millions)                           2002                                 2001                  2000
                    ------------------------------------------------------ ---------------- -----------------------
                     Gross                  Net    Unrealized   Estimated   Net   Estimated       Net     Estimated
                     value    Depreciation  value  gains        fair value  fair  value          value    fair value

                    ------------------------------------------------------ ---------------- -----------------------
Vinci                 37.9          -       37.9    45.5          83.4      37.9   102.3          37.8      101.7
Vivendi              100.1      (8.4)       91.7       -          91.7     159.2   159.2          44.3      44.3
Environnement
Vivendi Universal      7.9      (3.2)        4.7       -           4.7       7.9    19.0           9.1      26.9
Others               127.1      (0.8)      126.3       -         126.3     119.1   119.1         405.4      405.4
-------------------------------------------------------------------------- ---------------- -----------------------
Total                273.0     (12.4)      260.6    45.5         306.1     324.1   399.6         496.6      578.3
-------------------------------------------------------------------------- ---------------- -----------------------


Vivendi Environnement shares have been acquired to cover stock options (770,000 shares) for a total of (euro)26.2 million and to cover Employee Stock Purchase Plans (3,624,844 shares) for a total of (euro)73.9 million. The exercise price of these options is (euro)32.5. In accordance with Board meeting of December 11, 2002, shares acquired to stabilize the market price (4,747,518 shares) for a total amount of (euro)198.4 million have been reclassified in "other portfolio investments" in Vivendi Environnement SA statutory accounts and have been accounted for as a reduction of the Group consolidated shareholder's equity at June 30, 2002 net book value ((euro)151 million). Cash and cash equivalents amount to (euro)2,381.9 million, consisting at December 31, 2002 of cash for
(euro)1,153.1 million, commercial papers for (euro)566.3 million and short term investments for (euro)662.5 million (maturity of less than three months). Net valuation allowances amounted to (euro)14.6 million in 2002.

11. SHAREHOLDERS' EQUITY

In 2000, the Group issued 75,005,023 new shares for (euro)2,408.7 million in a global offering and 52,941,425 new shares with a carrying value of (euro)1,396.6 million on conversion of its convertible bonds, with a total value of
(euro)3,805.3 million. Prior to the global offering the total number of shares outstanding was 218,228,507 ordinary shares with a nominal value of (euro)13.50 per share.

In December 2001, the Group issued a total of 346,174,955 warrants. These warrants give the holder the right to convert seven warrants into one common share at an exercise price of (euro)55.0 per share. In 2001, a total of 5,719 warrants were converted, resulting in the issuance of 817 new shares, over the course of 2002 a total of 93,415 warrants were converted, resulting in the issuance of 13,345 new shares.

On August 2, 2002 Vivendi Environnement completed its (euro)1.5 billion capital increase, this capital increase, subscribed by a group of declared investors, was made by issuing 57.7 million new shares at a subscription price of
(euro)26.5 per share.

During December 2002, Vivendi Environnement issued 1.2 million new shares at a subscription price of (euro)26.5 per share. The shares were subscribed to by the employee stock purchase plan "Sequoia".

In accordance with Board meeting of December 11, 2002, shares acquired to stabilize the market price (4,747,518 shares) have been reclassified in "other portfolio investments" in Vivendi Environnement SA statutory accounts and have been accounted for as a reduction of the Group shareholder's equity.

As of December 31, 2002 foreign currency transaction adjustment ((euro)(957.2) million) is due for (euro)(821) million to the depreciation of the dollar compared to the euro.

At December 31, 2002, "other" include proceeds from transferred contracts by Vivendi Universal for an amount of (euro)25.4 million and call options on shares of Vivendi Environnement agreed by Vivendi Universal for an amount of
(euro)(7.6) million.

The share capital of the Group consisted of 405,070,459 shares at December 31, 2002.


12. MINORITY INTERESTS

Minority interests are detailed as follows (in millions of euros):

                                                                  2002              2001              2000
                                                             --------------   ---------------   ---------------
Minority interests at January 1,                                2,531.1           2,031.1           1,330.4
Changes in consolidation                                           58.8             139.0             580.4
TSAR (1)                                                              -             300.0
Minority interests in income of consolidated subsidiaries         142.2             131.2             161.4
Dividends paid by consolidated subsidiaries                     (112.9)            (76.4)            (46.5)
Impact of foreign currency fluctuations in minority              (33.9)               5.4               5.7
interests
Other Changes                                                     (0.1)               0.8             (0.3)
                                                             --------------   ---------------   ---------------
Minority interests at December 31,                              2,585.2           2,531.1           2,031.1
                                                             ==============   ===============   ===============

(1) TSAR -VEFO ((Vivendi Environnement Financiere de l'Ouest), a company fully controlled by Vivendi Environnement SA) issued in December 2001, (euro)300 million of company obligated manditorily redeemable securities maturing on December 28, 2006. As a result of their profile, these securities are accounted for as a minority interest. The remuneration of these securities is included in the minority interest table above. VEFO holds 8% of CGEA Onyx's capital.

In 2000, the year-end disposal of 26.67% of capital of CGC Holding to EDF led to an increase in minority interests of (euro)435.1 million.


13. DEFERRED INCOME

Deferred income includes mainly (euro)634.6 million in investment subsidies received in connection with the management of municipal outsourcing contracts and (euro)739.0 million in payments in respect of income from the securitization of future receivables. To finance most of its cogeneration plants, Dalkia has sold in advance the proceeds from the sale of electricity that EDF has pledged to acquire under long-term contracts. Since January 1, 1998, the proceeds have been amortized on an actuarial basis over the duration of these loans, which ranges between 5 and 12 years.


14. RESERVES AND ALLOWANCES

Reserves and allowances are detailed as follows (in millions of euros):


                       At December 31,                                                                           At December 31,
                                          Charged to  Utilization  Reversal   Changes   Translation   Others          2002
                    2000         2001     expenses                            to scope  adjustments
Litigation
including social
and fiscal          342.0        246.0     149.6       (43.5)      (16.3)       24.4        (7.2)      13.7             367
Financial
depreciation        532.5        627.8      49.7       (56.6)           -     (17.5)        (0.1)     (4.3)             599
Maintenance and
repair costs
accrued in
advance             361.5        322.6      59.9       (68.8)       (1.4)       24.2        (0.5)    (11.1)             325
Valuation
allowance on
work in progress    236.0        370.3      52.4       (83.9)       (0.3)     (50.9)       (25.0)    (29.1)             234
Reserves related
to fixed assets     173.1        128.7       0.9       (26.0)       (0.5)     (56.3)          0.6       0.5              48
Closure and post
closure costs       354.7        362.0      71.9       (41.8)       (0.7)       15.6       (23.8)      5.2              388
Pensions            167.7        215.0      37.3       (44.6)       (0.3)       35.7        (1.3)     (7.8)             234
Restructuring
costs               183.0        172.9      40.5      (141.5)       (1.1)       13.1        (7.0)     (7.4)              70
Losses on
investment in
unconsolidated
companies           122.0        221.8      40.9      (132.7)           -     (43.5)        (1.0)      9.2               95
Warranties and
customer come       180.5        235.3     119.0       (57.4)       (1.1)     (16.8)       (11.7)     41.7              309
Others              432.4        293.3     134.5      (145.8)           -       13.9        (6.6)   (10.8)              279
Total reserves
and allowances    3,085.4      3,195.7     756.6      (842.6)       (-22)     (58.1)         -84)      00)          2,946.1

The principal reserves and allowances, incite the following comments :

Reserves for litigation

Includes those losses that are considered probable that relate to the litigation that Vivendi Environnement experiences in conducting its normal business operations.

The water and energy businesses account for (euro)179 million and (euro)107 million respectively of the total reserves for litigation.

Financial depreciation

Vivendi Environnement finances individual installations which, as a consequence of a specific contractual dispositions, are accounted for as tangible assets and amortized, up to their estimated residual value over the shorter of their useful lives and the period of the contract. When the contract period is shorter than the useful life of the asset, such depreciation is recorded as a liability as a financial depreciation. These reserves mainly relate to the Water business ((euro)349.4 million) and Energy business ((euro)200.1 million).

Maintenance and repair costs accrued in advance

The Group, as part of these contractual obligations through public services contracts, assume responsibility for the replacement of fixed assets in the publicly owned utility networks they manage. The group forecasts the expenditures required in this record over the remaining duration of the relevant contracts, these expenditures will either be expensed or amortized over the shorter of the estimated useful lives of the assets or the contract period, according to the terms of the contract. These reserves concern the water business for (euro)189.8 million and Energy business for (euro)134.9 million.

Valuation allowance on work in progress

The principal reserves are for the energy business (euro)32 million and the engineering activities of the water business for (euro)130 million.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs and the remediation of disposal facilities it operates or for which it is otherwise responsible.

Landfill final closure and post-closure accruals consider estimates for costs of the final cap and cover for the site, methane gas control, leachate management, groundwater monitoring, and other monitoring and maintenance to be incurred after the site discontinues accepting waste. The cost estimates are prepared by engineers based on the applicable local, state and federal regulations and site specific permit requirements. These estimates do not take into account discounts for the present value of total estimated costs. The Group accrues a reserve for these estimated future costs pro rata over the estimated useful life of the sites.

Those reserves amounted to (euro)322.2 million in 2002, compared to
(euro)321.1 million and (euro)256.1 million in 2001 and 2000 respectively. As of December 31, 2002 the total anticipated costs, undiscounted, amounted to
(euro)500 million.

Other reserves and accruals are related to the plant dismantling and site remediation in the Water and Waste business with an amount of (euro)54.1 million, (euro)40.9 million and (euro)98.6 million for the years ended December 31, 2002, 2001 and 2000 respectively.

Pensions

The Group has accrued reserves of (euro)124 million and (euro)40 million to cover retirement obligations in France and Germany respectively, principally to cover the indemnities paid on retirement. Those defined pension schemes are essentially limited to the British subsidiaries of Vivendi Environnement. The
(euro)138 million of net assets invested in funds, are accounted for on the balance sheet as other financial assets (note 7). The analysis of pension and other retirement benefits is undertaken in note 27H.

Restructuring charges

Restructuring reserves are primarily in the water business, including reserves for restructuring of USFilter for (euro)33.8 million and Vivendi Water Systems for (euro)5.2 million.

Losses on investments in unconsolidated companies

Within its normal activities, Vivendi Environnement is drawn to make allowances for certain affiliated companies. The decline by (euro)127 million in 2002 is principally due to the cession of Schwarze Pumpe ((euro)94 million).

Warranties and customer care

These reserves are principally those obligations related to the construction activity of FCC and the engineering and equipment activities of the water business.

Other

Other reserves and allowances include those obligations recorded as part of the normal operating of the Group's subsidiaries.

15. DEBT

Long term financial debt

The table below presents an analysis of the consolidated long-term debt balance by type of debt instrument (in millions of euros):

                                                At December 31,
                                   ---------------------------------------------

                                        2002              2001           2000
                                   ------------   ---------------  -------------

Societe Generale borrowing (a)        1,519.9           2,076.5        2,164.7
Deutsche Bank borrowing (b)             745.8             590.0        1,800.0
Berliner Wasser Betriebe (c)          1,977.6           1,987.8        1,822.0
Onyx Waste Services (d)                 226.9             416.4          418.8
Vivendi Environnement 1.5% bond (e)   1,535.3           1,535.6        1,535.4
EMTN (f)                              3,551.6           2,806.7             --
Vinci convertible bond (g)              120.0             120.0             --
Montgomery (h)                          119.5             121.5          115.0
Tyseley (i)                             110.5             121.1          131.7
Capital Leases (j)                      812.3             602.4          476.4
Bonds, Bank Loans (k)                 2,193.6           2,756.0        3,004.7
                                   ------------   ---------------  -------------
Total                                12,913.0          13,134.0       11,468.7
                                   ============   ===============  =============

(a) This Syndicated credit ((euro)2,164.7 million) maturing on November 3, 2004 is led by the Societe Generale. At December 31, 2002 the outstanding credit reaches $1,593.9, (euro)1,519.9 million and bears interest based on a rate indexed to LIBOR USD.

     The debt contains two clauses :
     o    The syndicated interest rate is linked to the debt coverage ratio.
     o In the case of breaking the following financial ratios, the debt contain accelerated redemption clause, otherwise redemption will occur at maturity.
     o Interest cover ratio (EBITDA/net interest expense): > 4.00 to 1 in 2002 and 2003.
     o    Debt ratio (Net financial debt/EBITDA): < 4.25 to 1 in 2002 and 2003.

(b) On December 31, 2002 Vivendi Environnement issued a (euro)3,000 million syndicated loan led by Deutsche Bank, that has been reduced on March 14, 2002 to (euro)2,250 million and which matures on March 13, 2006. As of December 31, 2002 the amount that has been drawn on is composed of $520 million and (euro)250 million, that is a total of (euro)745.8 million respectively indexed on Libor USD and Euribor.

     The debt contains two clauses :
     o    The syndicated interest rate is linked to the debt coverrage ratio.
     o In the case of breaking the following financial ratios, the debt contain accelerated redemption clause, otherwise redemption will occur at maturity.
     o Interest cover ratio (EBITDA/net interest expense): > 4.00 to 1 in 2002 and the following years.
     o    Debt ratio (Net financial debt/EBITDA):
          < 4.25 to 1 in 2002 and 2003 and <4.00 to 1 for the following years.

(c) Berliner Wasser Betriebe debt as of December 31, 2002 consists of two lines: the acquired debt of(euro)645 million which matures in 2004, and debt of(euro)1,332.6 million.

     The acquired debt is guaranted by Vivendi Environnement and contains two clauses.
     o  The interest rate is linked to the debt coverage ratio.
     o In the case of breaking the following financial ratios, the debt contain accelerated redemption clause.
          o Interest cover ratio (EBITDA/net interest expense): in 2002 and 2003.
          o    Debt ratio (Net financial debt/EBITDA):
              < 4.25 to 1 in 2002 and 2003.
              N.B. : Trigger events have been cancelled during the year.

(d) This credit facility "stand-alone" of Onyx Waste Services (previously Superior Services) allows borrowings, up to $650 million. Only $238 million, (euro)226.9 million have been used as of December 31, 2002 maturing on August 18, 2005.

     The debt contains two redemption clauses at the Onyx Waste Services level:
     The interest rate is linked to the cover debt ratio. The non respect of one of this four covenants might carry an accelerated redemption.
     o    Leverage ratio: < 3.00 to 1.
     o    Interest cover ratio (EBITDA/total interest expense): > 3.00 to 1.
     o    Debt to shareholders' equity ratio: < 50 %
     o    Capital expenditure (capital expenditure/depreciation expense): <
          1.75.

(e) In April 1999, Vivendi Environnement issued a (euro)2,850 million of bonds that bear interest at 1.5%, which mature on January 1, 2005, and that were convertible, at the option of the bondholder, into Vivendi Universal shares.

These bonds could also be converted into shares of Vivendi Environnement at a predetermined conversion rate if there was an initial offering of Vivendi Environnement shares. As a consequence of an initial offering conversion into Vivendi Environnement shares, the number of bonds in circulation was in December 31, 2002 of 5,331,058, which are only convertible into Vivendi Universal shares. The liability recorded for these bonds (euro)1,535.3 million, includes a premium of (euro)91 million, the counterpart is recorded against other long-term investments (see Note 7 Financial assets and Financial provisions). Taking into account, the growing possibility of non converting Vivendi Environnement obligation into Vivendi Universal shares, the premium has been amortized since January 1, 2002. These bonds contained a reciprocal default agreement with Vivendi Universal as part of the guarantee given by Vivendi Universal to investors. On August 20, 2002, this guarantee was removed at the extraordinary general meeting of bondholders. The Oceane's coupon was also modified from 1.50% to 2.25% per year, with a starting effect at September 1, 2002.

(f)  On December 31, 2002, EMTN consists of (euro)3,820.1 million, from which a
     (euro)3,551.6 million matures over one year, and is made as following :
     o (euro)500 million bears interest of 4.75%, maturing on November 8, 2005,
     o (euro)2,000 million bears interest of 5.875%, maturing on June 27, 2008,
     o (euro)1,000 million bears interest of 5.875%, maturing on February 1, 2012.

(g) Vivendi Environnement borrowed from Vivendi Universal (euro)120 million, which matures on March 1, 2006, and bears interest of 1%. This debt, was not the subject of a premium.

     This debt has similar characteristics to those issued in the prospectus by Vivendi Universal for the Vinci bonds exchangeable for Vinci shares which was issued on February 27, 2001:

     o    Number of bonds issued by Vivendi Universal: 6,818,695.
     o    Face value of(euro)88.81 per bond.
     o    Conditions for exchange: 1 Vinci share for 1 bond. o Repayment:
          At the initiative of the issuer from March 1, 2003 under certain conditions. At the initiative of the bondholder from April 1, 2004.
     o    Conversion
          At the initiative of the bondholder, from April 1, 2001 until March 1, 2006.
     o It is the interest of the bondholder to convert when the market price of Vinci is above (euro)88.81. The market price of Vinci was
          (euro)53.70 as of December 31, 2002.
     o    The average price of Vinci shares acquired by Vivendi Environnement is
          (euro)24.4.

(h) This bond financed the Montgomery plant, bears interest at a 4.5% fixed rate and matures on January 1, 2012.

(i) This bond which outstanding is (pound)71.59 million, (euro)110.5 million, finances the Tyseley project, bears interest at a 6.675% rate and matures on July 30, 2018. The principal is amortized over the entire life of the bond.

(j) As of December 31, 2002, capital leases mature between 2003 and 2021 and bear fixed interest rate between 3.40% and 12.09% and variable interest rate are mainly indexed on EONIA, T4M and TAM.

(k) Other bonds and banks loans mature between 2003 and 2024 and are indexed on fixed-interest rates between 2.0% and 12.82% and on various variable-interest rates, mainly EURIBOR. Besides, this amount includes
      (euro)91.1 million subordinated debt (TSDI) underwritten by OTV, to finance the Waste Water plant in Zaragoza, Spain, and which matures on December 20, 2006.

Long-term financial debt listed according to the currency in which it is denominated is as follows (in millions of euros):

                                     At December 31,
                     ----------------------------------------------
                         2002             2001             2000
                     ------------   --------------   --------------
 Euro                  9,223.8          8,331.9         10,258.5
 U.S. Dollar           2,564.5          3,618.5            685.8
 Pound Sterling          286.2            281.0            180.0
 Australian Dollar       198.2            138.0             83.1
 Korean Won              171.6            203.8             86.9
 Norwegian Crown          23.1             80.0               --
 Other                   445.6            480.8            174.4
                     ------------   --------------   --------------
 Total                12,913.0         13,134.0         11,468.7
                     ============   ==============   ==============

The table below presents a summary of the repayment schedules of the long-term financial debt excluding subordinated securities (in millions of euros):

                                                At December 31,
                                     2002             2001             2000
                                --------------  ---------------   --------------
  Due between one and two years      2,311.5          1,227.4          2,527.9
  Due between two and five years     4,660.8          7,461.8          6,449.2
  Due after five years               5,940.7          4,444.8          2,491.6
                                --------------  ---------------   --------------
  Total                             12,913.0         13,134.0         11,468.7
                                ==============  ===============   ==============

Unused credit lines

The main unused credit lines amounted as of December 31, 2002(euro)3,872 million. It was composed as follows :

     In Vivendi Environnement SA :

     o    (euro)1,150 million of short-term credit line.

     o    (euro)150 million of middle-term credit line.

     o    (euro)2,149 million of unused credit facility.

     In Vivendi Environnement's subsidiaries :

     o    (euro)423 million of middle-term credit line.

Short term borrowings

Short term borrowings for the years ended 2002, 2001 and 2000 were
(euro)3,795.9, (euro)4,889.5 and (euro)4,243.6 respectively.

The Group's main short term borrowings as of December 31, 2002 are detailed below:

     o    Cash liabilities :(euro)746 million.

     o    (euro)268 million EMTN maturing in 2003.

     o Commercial paper program amounting to (euro)1,139 million issued by Vivendi Environnement SA with a maximum amount of (euro)4 billion, interest rates are based on EONIA or fixed rates, with maturities between 30 to 180 days.

     o (euro)154 million of accrued interest at Vivendi Environnement SA level.

     o    (euro)214 million of short-term borrowings in Berlin (Vivendi Water).

Bank borrowings supported by collateral guarantees

At December 31, 2002, (euro)590 million in bank borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in millions of euros) :

                        Amount pledged       Total amount in            %
                              (a)           the balance sheet       (a) / (b)
                                                (b)
On intangible assets            4               3,905               0.10%
On tangible assets            337              14,541               2.32%
On financial assets (1)       212                   -                   -
--------------------------------------------------------------------------------
Total long term assets        553                   -                   -
--------------------------------------------------------------------------------
On current assets              37              15,450               0.23%
--------------------------------------------------------------------------------
Total assets                  590                   -                   -
--------------------------------------------------------------------------------

(1) Financial assets pledged as collateral being essentially stocks of consolidated subsidiaries, the ratio is not meaning.

The breakdown by maturity is as follows :

                                         ------------------------------------------------------------------------------
((euro)millions)                             At December 31,                           Maturity
                                                    2002
                                                           ------------------------------------------------------------
                                                           Less than 1 year        1 to 5 years    More than 5 years

         Intangible assets                            4                  3                   -                    1

         Tangible assets                            337                 23                  23                  291
  Land                                              180                 21                   6                  153
  Other tangible assets                             157                  2                  17                  138

         Financial assets (1)                       212                  -                  56                  156
  Wyuna Water PTY stocks (2)                         74                  -                   -                   74
  Vivendi Water Korean Daesan stocks (2)             56                  -                  56                    -
  Vivendi Water Industrial Development               71                  -                   -                   71
  stocks (2)
  Technoborgo stocks (3)                              5                  -                   -                    5
  Connex Regiobahn stocks (2)                         6                  -                   -                    6

         Current assets                              37                 32                   -                    5
  Accounts receivable                                33                 30                   -                    3
  Inventories                                         4                  2                   -                    2
------------------------------------------------------------------------------------------------------------------------
Total                                               590                 58                  79                  453
------------------------------------------------------------------------------------------------------------------------

(1)  100% of the capital.
(2)  Companies consolidated at December 31, 2002.
(3)  Companies accounted for under equity method at December 31, 2002.

16. INCOME TAXES

Analysis of Income Tax Expense


Components of the income tax provision are as follows (in millions of euros):

                                               At December 31,
                                 ----------------------------------------
                                     2002           2001           2000
                                 ----------    -----------    -----------
France                             (93.8)        (128.5)        (341.0)
Other countries                   (248.9)        (256.3)        (125.1)
Current income tax expense        (342.7)        (384.8)        (466.1)
France                             (11.9)            9.6           12.3
Other countries                    (82.7)         (87.1)          (5.4)
Deferred income tax (benefit)      (94.6)         (77.5)            6.9
                                 ----------    -----------    -----------
Total income tax expense          (437.3)        (462.3)        (459.2)
                                 ==========    ===========    ===========

In 2001, a French Tax Group was created. Vivendi Environnement SA paid the Group tax to the French tax authority. The tax saving is recorded at the Vivendi Environnement SA level.

Deferred Tax Assets and Liabilities

The timing differences which give rise to significant deferred tax assets and liabilities are as follows (in millions of euros):

                                                       At December 31,
                                          --------------------------------------
                                              2002          2001         2000
                                          -----------   -----------  -----------
Deferred tax assets:
-  Employee benefits                           62.8          53.2         47.6
-  Provisions for risks and liabilities        30.9          19.9          6.7
-  Tax loss                                   442.6         593.9        679.4
-  Other timing differences                   648.3         451.0        226.7
                                          -----------   -----------  -----------
Gross deferred tax assets                   1,184.6       1,118.0        960.4
                                          -----------   -----------  -----------
Unrecorded deferred tax assets (1)          (172.8)       (107.0)       (95.9)
                                          -----------   -----------  -----------
Deferred tax assets recorded in the books   1,011.8       1,011.0        864.5
                                          -----------   -----------  -----------
Deferred tax liabilities:
-  Depreciation                               356.8         207.6        264.0
-  Reevaluation of assets                     160.3         151.2         69.7
-  Other taxable timing differences           410.9         403.7        363.8
                                          -----------   -----------  -----------
Gross deferred tax liabilities                928.0         762.5        697.5
                                          ===========   ===========  ===========

(1) Represents tax savings from operating losses or other non-activated tax savings. They have not been recorded as assets because their recovery is not probable. Net valuation allowance amounted to (euro)(86.1) million in 2002.

In the consolidated balance sheets, deferred tax assets are classified in "accounts receivable" and deferred tax liabilities in "accounts payable".

Tax Rate Reconciliation

                                                                          At December 31,
                                                            ---------------------------------------------
                                                                 2002           2001            2000
                                                            -------------   -------------   -------------
Statutory tax rate                                              35.43%          36.43%          37.77%
Goodwill amortization not deductible for tax purposes           12.75%        (61.30)%           9.36%
Permanent differences                                            8.91%         (2.07)%         (8.73)%
Lower tax rate on long-term capital gains and losses           (5.89)%           1.76%         (4.78)%
Tax losses                                                       5.13%         (4.42)%          11.19%
Other, net                                                     (8.73)%           1.71%         (7.64)%
                                                            -------------   -------------   -------------
Effective tax rate (a)                                          47.60%        (27.89)%          37.17%
                                                            =============   =============   =============

(a) The effective tax rate is computed by dividing "income taxes and deferred taxes" by "Income before minority interest, income taxes and deferred taxes."

Net Operating Tax Loss

At December 31, 2002, the Group had tax losses which represent a potential tax saving of (euro)442.6 million (based on the effective tax rate).

Tax losses expire as follows (in millions of euros):

Years                                                           Amount
                                                   ---------------------
2003                                                              50.0
2004                                                              85.4
2005                                                               6.8
2006                                                               5.8
2007                                                              62.6
2008 and thereafter                                              159.4
Unlimited                                                         72.6
                                                   ---------------------
Total                                                            442.6
                                                   =====================


17. FINANCIAL INSTRUMENTS AND COUNTERPARTY RISKS

The Group uses various financial derivative instruments to manage its exposure to fluctuations in interest rates and foreign currency rates. The Group does not anticipate any third-party defaults, which could have a significant impact on its financial position and the results of its transactions.

Interest rate and foreign currency agreements

The contractual amounts stated below are outstanding as of December 31, 2002, 2001 and 2000. These amounts represent the levels of involvement by the Group and are not indicative of gains or losses. The amounts are in millions of euros.

                                                                                       As of December 31, 2002
                                                                    ---------------------------------------------------------------
                                                                            Total        Less than     1 to 5             More than
                                                                                            1 year      years              5 years
                                                                    ---------------   --------------   ------------   --------------
Interest rate hedging activity
Interest  Rate  Swaps-pay  at fixed rate /  receivable  at variable rate
Nominal amount                                                            1,382.1            255.6          866.8             259.7
Weighted average received rate (evaluated on December, 31)                  2.29%
Weighted average paid rate (evaluated on December, 31)                      5.50%
Interest  Rate  Swaps-pay at variable  rate /  receivable  at fixed rate
Nominal amount                                                            2,707.6              0.0          507.6           2,200.0
Weighted average received rate (evaluated on December, 31)                  5.63%
Weighted average paid rate (evaluated on December, 31)                      3.06%
Interest  rate  swap-pay at variable  rate / receivable at variable rate
Nominal amount                                                            1,573.0            238.4        1,334.6               0.0
Weighted average received rate (evaluated on December, 31)                  1.60%
Weighted average paid rate (evaluated on December, 31)                      1.61%
Swap-cross currency
Nominal amount                                                              775,9             78.9          183.8             513.2
Weighted average received rate (evaluated on December, 31)                  2.23%
Weighted average paid rate (evaluated on December, 31)                      4.74%
Interest caps, floors and collars (a)
Nominal amount                                                            2,052.7            238.4        1,791.9              22.4
Average guarantee rate                                                      4.11%
Foreign currency hedging activity
Forward exchange contracts (b)
Nominal amount                                                            1,242.6          1,227.6           15.0

(a) Interest cap are used to protect the group from the interest fluctuation which should impact the variable debt, limiting the interest paid. On December 31, 2002, the cap portfolio is made of the following :

     o Covering exposure to Euribor 3 month, with a nominal of (euro)622.4 million. The weighted average guarantee rate is 4.96%.

     o Covering exposure, to Libor USD 3, 6 and 12 month, with a nominal of $1,250 million ((euro)1,192 million). The weighted average guarantee rate is 3.03%.

(b) The use of forward exchange contracts is linked to foreign currency borrowing . Mainly short term contracts. On December 31, 2002, the exchange operation portfolio is as follows:
         Currency               Forward buy        Forward sale
         --------               -----------        ------------
         AUD                       4.5 M AUD         273.7 M AUD
         GBP                      49.1 M GBP         190.0 M GBP
         NOK                          ---           645.0 M NOK
         USD                      37.4 M USD         493.7 M USD
         Other currency
        ((euro)equivalent)         8.0 MEUR           88.4 MEUR


                                                                                        As of December 31, 2001
                                                                    ----------------------------------------------------------------
                                                                          Total         Less than          1 to 5        More than
                                                                                           1 year           years          5 years
                                                                    -------------   ---------------   -------------   --------------
Interest rate hedging activity
Interest  Rate  Swaps-pay  at fixed rate /  receivable  at variable rate
Nominal amount                                                          4,721.2           1,157.4         3,557.3              6.5
Weighted average received rate (evaluated on December, 31)                3.17%
Weighted average paid rate (evaluated on December, 31)                    4.94%
Interest Rate Swaps-pay at variable rate / receivable at fixed rate
Nominal amount                                                          2,449.1              15.2           426.3          2,007.6
Weighted average received rate (evaluated on December, 31)                5.67%
Weighted average paid rate (evaluated on December, 31)                    3.31%
Swap-cross currency
Nominal amount                                                            262.7                 -           262.7                -
Weighted average received rate (evaluated on December, 31)                4.07%
Weighted average paid rate (evaluated on December, 31)                    3.42%
Interest caps, floors and collars
Nominal amount                                                            174.8                 -           152.4             22.4
Average guarantee rate                                                    4.69%
Foreign currency hedging activity
Forward exchange contracts
Nominal amount                                                            186.8             186.8               -                -

                                                                                     As of December 31, 2000 (restated)
                                                                    ---------------------------------------------------------------
                                                                            Total       Less than      1 to 5            More than
                                                                                         1 year        years              5 years
                                                                    ---------------   -------------   ------------   --------------
Interest rate hedging activity
Interest Rate Swaps-pay at fixed rate / receivable at variable rate
Nominal amount                                                            2,793.5             8.9        2,778.1              6.5
Weighted average received rate (evaluated on December, 31)                  5.16%
Weighted average paid rate (evaluated on December, 31)                      5.22%
Interest  Rate  Swaps-pay at variable  rate /  receivable  at fixed rate
Nominal amount                                                              289.1            61.0          217.7             10.4
Weighted average received rate (evaluated on December, 31)                  5.86%
Weighted average paid rate (evaluated on December, 31)                      4.76%
Swap-cross currency
Nominal amount                                                              256.5              --          256.5               --
Weighted average received rate (evaluated on December, 31)                  4.04%
Weighted average paid rate (evaluated on December, 31)                      4.90%
Interest caps, floors and collars
Nominal amount                                                              188.1            10.4          155.3             22.4
Average guarantee rate                                                      4.68%
Foreign currency hedging activity
Forward exchange contracts
Nominal amount                                                               22.9              --           22.9               --

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

On December 31, 2002, 2001 and 2000 Vivendi Environnement used for financing, notes receivables, as well as derivative financial instruments used to manage interest rate risk, foreign currency risk and equity risk. They were characterized by investments, invoices, loans and advances, short and long-term borrowings.
The carrying value of cash equivalents, short-term receivables, short-term borrowings and the short-term part of long -term debt was approximately equal to the fair value due to their short maturities. The fair value of financial instruments detailed as follows, is generally determined using quoted prices. When no quoted prices are available, fair value is based on estimates using discounted future cash flows or other estimates.

                                                                                At December 31,
                                       -----------------------------------------------------------------------------------
((euro)million)                                       2002                        2001                       2000
                                       ---------------------------- --------------------------- --------------------------
Assets (liabilities)                       Carrying     Estimated      Carrying     Estimated     Carrying     Estimated
                                             amount    fair value        amount    fair value       amount    fair value
                                       ---------------------------- ---------------------------- ----------- -------------
Investments*                                1,600.8       1,514.3       1,598.6       1,674.1      1,646.2       1,734.8
Long-term debt                           (12,913.0)    (13,125.0)    (13,134.0)    (13,265.0)   (11,468.7)    (11,680.0)
         Treasury management
Interest rate swaps                                         139.5             -        (25.7)            -        (21.4)
Cross Currency interest rate swaps                          117.2             -         (4.1)            -           2.2
Forward exchange contracts                                   16.5             -           3.6            -           0.8
Interest caps, floors and collars                           (5.8)             -           0.4            -           4.0

* Excluding treasury shares held for stock option purposes, Vivendi Environnement 1.5% bond premium redemption, balancing cash adjustment of Vivendi Universal / Vivendi Environnement swap.



19. COMMITMENTS AND CONTINGENCIES

Commitments related to cooperation agreement between Vivendi Universal and Vivendi Environnement are detailed in note 22.

Specific Commitments



Operation Southern Water : The transaction is detailed in note 25.

Put FCC

The Group has agreed to buy the 51% partner's interest in B1998 SL if the partner exercises the option agreement, which remains valid during 10 years, until October 6, 2008 at a price based on the average of the market value of FCC's shares during the three months preceding the exercise of the option (up to seven times FCC's EBITDA or 29.5 times FCC's earnings per share for the previous year, whichever is lower). B1998 SL is a holding company which owns 52.5% of FCC. Based on the price of FCC's common stock on December 31, 2002, the price would be approximately (euro)751.4 million.

If the partner exercises the option agreement, the Group would be the sole shareholder of B1998 SL. As a result of which, the Spanish law could require the Group to launch take over bid on the remaining shares of FCC (47.5%) not held by B1998 SL. The offering price would be determined by the Spanish market authority. According to the share price of FCC on 26th February 2003, the acquisition price of the remaining 47.5% would be around (euro)1,361 million, subject to adjustment by the Spanish authority.

EDF agreements

EDF entered into a call option with the Group on Dalkia shares in case of a take over bid on the Group by a competitor of EDF.

Furthermore, the Group entered into a call option with EDF on its Dalkia shares in case of a change in EDF's status or a take over bid on EDF by a competitor of Vivendi Environnement. The share price would be determined by an independent expert if there is no agreement.

Replacement engagement

The Group and its water distribution and energy services subsidiaries, as part of their contractual obligations through public services contracts and in return for the revenue they receive, assume responsibility for the replacement of fixed assets in the publicly owned utility networks they manage. The Group forecasts the expenditures required in this regard over the remaining duration of the relevant contracts. The accumulated expenditure forecast is estimated at
(euro)2.4 billion ((euro)1.9 billion for water and (euro)0.5 billion for energy). These expenditures will either be expensed or amortized over the shorter of the estimated useful lives of the assets or the contract period, according to the contract terms.



Performance bonds issued for US subsidiaries

Insurance companies have issued performance guarantees in connection with the activities of the Group's US subsidiaries (operational guarantees, guarantees of site restoration), which have been underwritten by Vivendi Environnement SA up to a maximum amount of $0.9 billion (maximum amount used at December 31, 2002).

Specific Berlin contract engagement

Under the Berlin water contract, the Group may be obligated to pay approximately
(euro)610 million to previous land owners, not indemnified by the Berlin government, who present claims for payments.

Securitization

According to the securitizaton agreement, the subsidiaries are responsible for collecting the receivables. The Group provides guarantees on the performance of its subsidiaries in recovering these amounts.

Fees obligations with local authorities

As described in note 2, under certain public service contracts, the Group has assumed fees obligations with local authorities. At December 31, 2002, the minimum future payments of these commitments is (euro)219.4 million.

The breakdown by maturity of specific commitments is as follows :

                                                          -------------------------------------------------------------
                                                           At December                    Maturity
                                                                   31,
         (in millions of euros)                                   2002
                                                                         ----------------------------------------------
                                                                          Less than 1   1 to 5 years     More than 5
                                                                                 year                          years
Put Southern Water                                                575              -            575               -

Put FCC / B                                                       751              -              -             751

Water replacement engagement                                    1,937            299            668             970
Energy Services replacement engagement                            514             53            262             199

Performances bonds VE issued for US subsidiaries*                 861              -              -             861

Specific Berlin contract engagement                               610              -              -             610


Fees obligations with local authorities                           219             41            115              63

-----------------------------------------------------------------------------------------------------------------------
Total                                                           5,467            393          1,620           3,454
-----------------------------------------------------------------------------------------------------------------------

* Indefinite maturity


Other commitments and contingencies



Other commitments and contingencies do not include collateral given in guarantee of banking loans (see note 15) nor specifics commitments and contingencies described above.

Other commitments and contingencies are detailed as follows (in millions of euros)

                                          ---------------------------------------------------------------------------------
                                            At December 31,                       Maturity
                                                      2002
                                                              -------------------------------------------------------------
                                                                  Less than 1 year        1 to 5 years    More than 5 years

         Operational guarantees                    2,974.9               637.0               631.8              1,706.1
         Financial guarantess
Debt guarantees                                      185.1                23.1                29.5                132.5
Warranty obligation given                            338.6               191.2                67.6                 79.8
         Commitments given
Obligation to buy                                     55.7                39.8                15.9                    -
Obligation to sell                                    27.0                14.0                13.0                    -
         Other commitments given
Letters of credit                                    290.8                23.8                   -                267.0
Other commitments given                              398.7                77.4               160.7                160.6
---------------------------------------------------------------------------------------------------------------------------
Total                                              4,270.8             1,006.3               918.5              2,346.0
---------------------------------------------------------------------------------------------------------------------------


Operational guarantees (performance bonds) : the Group's subsidiaries in the course of their normal activities, give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties.

This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Debt guarantees : they relate to guarantees given to financial bodies in connection with financial debt of non consolidated companies, companies accounted for under the equity method, or companies consolidated through proportional consolidation.

Warranty obligations given : they include guarantees in connection to sale of Filtration and Separation, Distribution units for (euro)191 million and (euro)48 million and the sale of Bonna Sabla for (euro)65 million.

Letter of credits : The amount of the credit line given by a bank or financial institution which has not been drawn against. In fact it is a commitment received.

The Group's contingent liabilities relating to certain performance guarantees by segments are as follows (in millions of euros):

                                                 At December 31,
                                   ---------------------------------------------
                                         2002            2001            2000
                                   -------------   -------------   -------------
Water                                 1,783.0         1,005.0           571.7
Waste Management                        347.2           302.8           617.3
Energy Services                         466.2           242.0           101.8
Transportation                          114.4           229.5            31.5
FCC/Proactiva                           748.7           687.5           579.8
Holding                                 794.0*          641.0            95.4
Others                                   17.3             8.2               -
                                   -------------   -------------   -------------
Total                                 4,270.8         3,116.0         1,997.5
                                   =============   =============   =============

* Including (euro)611 million of operational guarantees on behalf of its Water business ((euro)573 million) and Waste business ((euro)38 million).

Capital Leases and Operating Leases


The Group uses capital leases in order to finance certain operating assets and investment properties. As stated in Note 2 to the consolidated financial statements, the Group has capitalized these assets (see note 5) and recorded the principal portion of the related capital leases as long-term debt for its present value ((euro)812.3 million) (see note 15-j). Payments under these capital lease obligations at December 31, 2002, 2001 and 2000 represent
(euro)1.2 billion, (euro)0.8 billion and (euro)0.6 billion, respectively. Furthermore, the Group uses operating leases (mainly transportation equipment and treatment plants).

Vivendi Environnement has concluded capital and operating leases. As of December 31, 2001, minimum future payments for these contracts amount to (in millions of euros) :

                                                                   Operating leases         Capital leases
                                                                                           (balance sheet)
                                                                  --------------------   ---------------------
2003                                                                           419.1                   171.6
2004                                                                           405.3                   173.0
2005                                                                           389.4                   136.9
2006                                                                           377.9                   109.0
2007                                                                           241.0                    96.7
2008 and thereafter                                                            606.2                   559.2
                                                                  --------------------   ---------------------
Total minimum future capital lease payments                                  2,438.9                 1,246.4
Less amounts representing interest                                                 -                   434.1
                                                                  --------------------   ---------------------
Present value of net minimum future capital lease payments                         -                   812.3
                                                                  ====================   =====================

Litigation (other than those accounted for)


The Group is subject to various litigation in the normal course of business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to the Group and after consultation with counsel, management believes that such litigation will not have a material adverse effect on the Group's financial position or results of operations.

Commitments received


((euro)millions)                                            2002
                                                ------------------
Commitments received                                     1,408.1
Debt guarantees                                            167.6
Warranty obligations given                                  20.4
Other engagements received *                             1,220.1

* Including (euro)1,042 million behalf EDF's electric contracts commitments.

Commitments received amount to (euro)1,385.5 million as of December 31, 2001 and to (euro)1,192 million as of December 31, 2000.


20. TAX AUDITS


As a part of their normal activities the Group's subsidiaries are subjected to regular tax audits.

Tax audits were carried out on the French subsidiaries of Vivendi Environnement's four business segments, and cover the period 1998 to 2001. Additional tax assessments were sent out at the end of 2002, the most important of which concern the taxation of financial operations. These additional tax assessments concern either timing differences or are for subjects for which the Group considers that its arguments will be favorably considered by the tax authorities.

Vivendi Environnement has made allowances for those risks it considers appropriate.

21. SEGMENT INFORMATION

The Group has identified five reportable segments which include: Water, Waste Management, Energy Services, Transportation, and FCC. These segments are consistent with the basis on which management evaluates investments and results.

The Water segment integrates water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household and trade and industrial waste.

The Energy Services segment includes energy optimization and related services.

The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.

FCC is a separate segment that operates in construction, urban sanitation and water services, cement production and urban related activities mostly in Spain.


Revenue From External Customers

((euro)millions)                                               For the year ended at December 31,
                                                -----------------------------------------------------------
                                                            2002                2001                 2000
                                                                                                 restated
                                                ------------------   -----------------   ------------------
Water                                                   13,293.7            13,641.2             12,768.2
Waste management                                         6,138.8             5,914.4              5,260.0
Energy                                                   4,570.9             4,017.4              2,988.5
Transportation                                           3,422.2             3,098.9              3,131.1
FCC                                                      2,653.1             2,454.8              2,114.7
                                                ------------------   -----------------   ------------------
Total                                                   30,078.7            29,126.7             26,262.5
                                                ==================   =================   ==================

Revenue Between Segments

((euro)millions)                                               For the year ended at December 31,
                                                -----------------------------------------------------------
                                                            2002                2001                 2000
                                                                                                 restated
                                                ------------------   -----------------   ------------------
Water                                                        9.0                10.3                  6.8
Waste management                                            42.1                32.3                 44.2
Energy                                                      13.5                 5.9                 12.1
Transportation                                               4.4                 4.1                  0.8
FCC                                                          0.5                 1.8                    -
Other                                                          -                 4.9                 28.8
                                                ------------------   -----------------   ------------------
Total                                                       69.5                59.3                 92.7
                                                ==================   =================   ==================

Amortization Expense

((euro)millions)                                               For the year ended at December 31,
                                                -----------------------------------------------------------
                                                            2002                2001                 2000
                                                                                                 restated
                                                ------------------   -----------------   ------------------
Water                                                      573.2               527.6                531.3
Waste management                                           564.3               505.2                462.6
Energy                                                     230.7               160.2                129.0
Transportation                                             189.7               149.8                145.4
FCC/Proactiva                                              126.8               129.9                 87.6
Other                                                       14.6                11.9                  7.4
                                                ------------------   -----------------   ------------------
Total                                                    1,699.3             1,484.6              1,363.3
                                                ==================   =================   ==================

EBIT and operating income (previous method):

((euro)millions)                                               For the year ended at December 31,
                                                -----------------------------------------------------------
                                                            2002                2001                 2000
                                                            EBIT                EBIT            Operating
                                                                                                   income
                                                                                                (previous
                                                                                                  method)
                                                ------------------   -----------------   ------------------
Water                                                    1,024.3             1,089.6              1,021.2
Waste management                                           385.2               390.7                393.9
Energy                                                     244.0               220.5                191.3
Transportation                                             115.6               112.1                105.3
FCC/Proactiva                                              250.3               229.5                208.1
Other                                                     (48.1)              (29.3)               (10.2)
                                                ------------------   -----------------   ------------------
Total                                                    1,971.3             2,013.1              1,909.6
                                                ==================   =================   ==================

Total Assets

((euro)millions)                                                         At December 31,
                                                -----------------------------------------------------------
                                                            2002                2001                 2000
                                                ------------------   -----------------   ------------------
Water                                                   16,095.1            19,095.8             18,470.6
Waste management                                         5,280.0             5,474.9              6,483.8
Energy                                                   4,950.7             4,471.0              3,515.3
Transportation                                           2,631.3             2,576.0              1,992.8
FCC/Proactiva                                            3,191.8             3,749.5              2,996.4
Other                                                    9,869.5             9,042.1              6,364.1
                                                ------------------   -----------------   ------------------
Total                                                   42,018.4            44,409.3             39,823.0
                                                ==================   =================   ==================


Expenditures for Long Lived Assets

((euro)millions)                                               For the year ended at December 31,
                                                ------------------------------------------------------------
                                                            2002                2001                 2000
                                                ------------------   -----------------   ------------------
Water                                                    1,086.3             1,188.3              1,040.8
Waste management                                           739.5               794.2                869.9
Energy                                                     342.2               401.5                361.8
Transportation                                             154.7               287.8                181.6
FCC/Proactiva                                              278.9               206.7                131.6
Other                                                        1.8                 0.0                  0.5
                                                ------------------   -----------------   ------------------
Total expenditures                                       2,603.4             2,878.5              2,586.2
                                                ==================   =================   ==================

Long-term Assets


((euro)millions)                                                        At December 31,
                                                ------------------------------------------------------------
                                                            2002                2001                 2000
                                                ------------------   -----------------   ------------------
Water                                                   13,945.4            15,441.0             14,800.7
Waste management                                         5,245.4             5,504.2              5,083.3
Energy                                                   2,867.5             2,565.1              2,155.0
Transportation                                           1,967.5             1,762.6              1,374.2
FCC/Proactiva                                            2,130.4             1,883.9              1,889.0
Other                                                      411.8               243.9                 60.0
                                                ------------------   -----------------   ------------------
Total long-term assets                                  26,568.0            27,400.7             25,362.2
                                                ==================   =================   ==================

Equity Method Investments

                                                                      At December 31,
                           -------------------------------------------------------------------------------------------------------
((euro)millions)                            2002                               2001                               2000
                           --------------------------------   --------------------------------   ---------------------------------
                              Investment         Share in        Investment         Share in        Investment      Share in net
                                             net earnings                       net earnings                            earnings
                           ---------------   --------------   ---------------   --------------   ---------------   ---------------
Water                              140.9             11.8             397.3             21.6             275.7              38.8
Waste management                    57.1              6.5              26.1              7.2              20.8               3.3
Energy                               9.9            (0.4)               9.0              1.0               6.3               1.1
Transportation                       5.7            (2.1)              10.7              0.4               5.9               0.5
FCC/Proactiva                      205.2             19.6             174.9             16.2             208.6              16.9
Other                               29.2              3.6               0.0              1.4               6.1               0.0
                           ---------------   --------------   ---------------   --------------   ---------------   ---------------
Total                              448.0             39.0             618.0             47.8             523.4              60.6
                           ===============   ==============   ===============   ==============   ===============   ===============

Geographical Breakdown of Net Sales

((euro)millions)                                             At December 31, 2002
                     ---------------------------------------------------------------------------------------------
                         France     United Kingdom       Rest of      United States   Rest of the        Total
                                                          Europe        of America       world
                     ------------- ---------------- --------------- --------------- -------------- ---------------
Water                      6,201.2           654.9        1,669.6         3,378.5        1,389.3        13,293.7
Waste management           2,543.4           708.5          794.5         1,306.0          786.4         6,138.8
Energy                     2,972.8           302.4        1,226.8             0.4           68.5         4,570.9
Transportation             1,268.0           661.1        1,266.4            83.5          143.2         3,422.2
FCC                           10.4            33.8        2,487.9           102.0           19.0         2,653.1
                     ------------- ---------------- --------------- --------------- -------------- ---------------
Total                     12,995.8         2,360.7        7,445.2         4,870.6        2,406.4        30,078.7
                     ============= ================ =============== =============== ============== ===============

 ((euro)millions)                                            At December 31, 2001
                     ---------------------------------------------------------------------------------------------
                         France     United Kingdom       Rest of      United States   Rest of the        Total
                                                          Europe        of America       world
                     ------------- ---------------- --------------- --------------- -------------- ---------------
Water                      6,193.7           729.7        1,517.2         3,817.3        1,383.3        13,641.2
Waste management           2,440.8           655.1          668.6         1,434.3          715.6         5,914.4
Energy                     2,733.8           313.5          896.3             0.2           73.6         4,017.4
Transportation               993.3           906.9        1,028.1            35.2          135.4         3,098.9
FCC                           10.5            33.4        2,228.1           138.4           44.4         2,454.8
                     ------------- ---------------- --------------- --------------- -------------- ---------------
Total                     12,372.1         2,638.6        6,338.3         5,425.4        2,352.3        29,126.7
                     ============= ================ =============== =============== ============== ===============

((euro)millions)                                       At December 31, 2000 (restated)
                     ---------------------------------------------------------------------------------------------
                         France     United Kingdom       Rest of      United States   Rest of the        Total
                                                          Europe        of America       world
                     ------------- ---------------- --------------- --------------- -------------- ---------------
Water                      5,748.6           648.5        1,434.7         3,678.2        1,258.2        12,768.2
Waste management           2,353.1           573.0          485.8         1,192.8          655.3         5,260.0
Energy                     1,795.7           379.7          781.7             0.0           31.4         2,988.5
Transportation               941.2         1,135.3          913.0             0.0          141.6         3,131.1
FCC                           10.0            25.4        1,913.2            95.1           71.0         2,114.7
                     ------------- ---------------- --------------- --------------- -------------- ---------------
Total                     10,848.6         2,761.9        5,528.5         4,966.1        2,157.5        26,262.5
                     ============================================== ============================== ===============


Geographical Breakdown of Long Lived Assets

((euro)millions)
                     --------------------------------------------------------------------------------------------
                         France     United Kingdom     Rest of      United States   Rest of the        Total
As of December 31,                                      Europe        of America       world
                     ------------- ---------------- --------------- --------------- -------------- ---------------
      2002                 7,304.6         2,136.2        8,452.3         6,568.3        2,106.6        26,568.0
      2001                 6,897.5         2,199.5        7,986.2         8,685.6        1,631.9        27,400.7
      2000                 7,964.1         1,881.0        6,242.3         8,347.7          927.1        25,362.2

22. RELATED PARTY TRANSACTIONS

The main transactions with related parties (principally Vivendi Universal, its subsidiaries and some minority stockholders in Vivendi Environnement subsidiaries) and amounts receivable from and payable to them were as follows (in millions of euros):

                                                                                     At December 31,
                                                               -------------------------------------------------------------
                                                                           2002                   2001                2000
                                                               ------------------     ------------------   -----------------
Call option/shares of Vivendi Environnement                                 7.6                      -                   -
Treasury shares purchased from Vivendi Universal                           73.9                      -                   -
Vivendi Universal / Vivendi Environnement swap cancelled                   75.8
Receivables
   Trade accounts                                                          37.6                   40.2               115.3
   Loans                                                                   54.6  (1)             352.0                74.7
Payables
   Vinci convertible bonds                                                120.0                  120.0
   Trade accounts                                                          19.6                  105.9                22.6
   Loans                                                                    1.3                    1.0             1,245.7

                                                                                     At December 31,
                                                               -------------------------------------------------------------
                                                                           2002                   2001                2000
                                                               ------------------     ------------------   -----------------
Sales                                                                      10.8                   13.9               336.4
Operating income (expense)                                                 17.0  (2)            (16.2)             (176.0)
Interest expense                                                         (58.8)                 (91.2)             (584.5)
Interest income                                                            58.5                  100.3               113.9

(1) include (euro)35.7 million relating to receivables in connection with contracts transferred.

(2) include (euro)32.9 million of payments by Vivendi Universal associated with the maintenance or replacement of equipment.

Financial Agreement


In 2000

 o At the time of the IPO, the Group was fully financed by Vivendi Universal as a result of a financial agreement signed on June 20, 2000. The current account with Vivendi Universal bore interest at 5.7%, which corresponded to the market rate of 5.2% plus a margin of 0.5 %. An annual payment of (euro)41.2 million was paid by Vivendi Universal to the Group.

 o In September 2000, the Group entered into an interest rate swap with Vivendi Universal (Vivendi Environnement pays 5.2% fixed and receives EURIBOR 3 months variable). The maximum notional amount of this swap is
     (euro)5 billion, and this swap expires in 2004.

In 2001


 o        The current account with Vivendi Universal was fully reimbursed in May
     2001.

 o Further to different refinancing operations, the maximum notional amount has been reduced to (euro)3.266 billion. This decrease of
     (euro)1.734 billion led to payment by the Group of (euro)58 million to Vivendi Universal. Its relates to the fair value of the portion of the swap that has been cancelled. The payment is expensed over the life of the swap.

 o In connection with the above paragraph, the Group and Vivendi Universal have changed some of the terms of the financial agreement. The quarterly amount of (euro)10.3 million paid by Vivendi Universal to the Group is reduced to (euro)5.15 million from January 1, 2002. Vivendi Universal paid to Vivendi Environnement (euro)58 million, a compensation equal to the present value of the reduction in future payments.

In 2002


In order to benefit from the low level of interest rates, the Group has cancelled the interest swap with Vivendi Universal. This cancellation led to a payment by the Group of (euro)75.8 million in 2002. It relates to the fair value of the swap that has been cancelled. The payment is expensed over the life of the swap.

Vivendi Universal and Vivendi Environnement agreed that Vivendi Universal would not pay the quarterly amount. Vivendi Universal paid to Vivendi Environnement
(euro)52.6 million euros, a compensation equal to the present value of the reduction in future payments. This income was accounted for under item financial income (expense) in 2002.

Cooperation agreement between Vivendi Universal and Vivendi Environnement


In order to finalize the separation of Vivendi Environnement from Vivendi Universal, Vivendi Environnement and Vivendi Universal reached an agreement, on 20 December 2002.

                              Transfer of interest

The most significant transfers represent the sale to Compagnie Generale des Eaux of interests in foreign water companies such as the Rumanian company Apa Nova Bucaresti, the Italian company Genova Acque, the Moroccan company Societe des Eaux et de l'electricite du Nord (Tanger-Tetouan).

 Transfer of Water Distribution and Treatment Operations to Compagnie Generale
                                    des Eaux

Vivendi Universal has economically transferred to Generale des Eaux (wholly-owned subsididary of Vivendi environnement, previously named Compagnie Generale des Eaux-Sahide) all its water-related operations in France and the right to the operating income including income relating to contracts not yet transferred.

The transfer of water distribution and treatment operations contracts owned by Vivendi Universal to Compagnie Generale Des Eaux should be completed during the first quarter 2003. These contracts represent less than 0.5 % of the portfolio managed by Compagnie Generale Des Eaux.

                           Counter-Guarantee Agreement

Vivendi Universal and Vivendi Environnement agreed that Vivendi Universal would be replaced by Vivendi Envionnement for some guarantees given to Vivendi Environnement by Vivendi Universal. These agreements have no effect on off balance sheet position.

                                   Guarantees

In connection with the formation of the Group and Vivendi Universal's contribution or sale to the Group of its interests in its water and energy services, the Group has replaced Vivendi Universal as managing partner (associe commandite) of substantially all Vivendi Universal's historic water and energy services subsidiaries. As managing partner of these subsidiaries, the Group has agreed, or will agree, to reimburse those subsidiaries for expenses related to the maintenance and replacement of equipment.

The guarantee agreement dated June 20, 2000 in connection with the maintenance or replacement of equipments has been modified. The annual initial limit of
(euro)15.2 million is increased to (euro)30.4 million. The initial maximum total amount of (euro)228.7 million that the Group can recover for recurring expenses is increased by (euro)76.2 million.

Vivendi Environnement received (euro)16.2 million in 2002 and earned (euro)16.2 million in deferred income in 2002 payable in 2005. These amounts are reductions from the operating expenses.

Trademark License agreement


Under a trademark license agreement the group has the right to use the "Vivendi" trademark. This license has a term of five years and carries an annual license fee of (euro)30,500 before tax.

Vinci bonds


The Group indirectly took part in the issuance of the Vivendi Universal bonds convertible into Vinci shares. Vivendi Universal lent to the Group (euro)120 million against 1,552,305 shares of Vinci held by the Group through Dalkia France. The terms of the loan are similar to those of the bond issued by Vivendi
Universal: a fixed rate of 1% per annum and maturing on March 1, 2006. This loan was economically transferred to Dalkia France in year 2001.

FCC agreement


Prior to the restructuring of Vivendi Environnement's capital, on June 17, 2002, Vivendi Environnement and Ms. Esther Koplowitz signed an agreement making Vivendi Environnement the partner in all the contractual documents concerning B 1998 SL, in place of Vivendi Universal. Ms. Esther Koplowitz thereby accepted to not exercise her purchase right on her partner's stake in B 1998 SL, should Vivendi Universal's holding be reduced to less than 50% of Vivendi Environnement's capital and voting rights. In consideration for this, Vivendi Environnement awarded Madame Esther Koplowitz and her group of shareholders in B 1998 SL a preferential purchase right for the B 1998 SL shares held by Vivendi Environnement, should Vivendi Environnement be the target of a hostile takeover. A hostile takeover is defined as the direct or indirect acquisition of at least 25% of Vivendi Environnement's capital, which has not been approved by Vivendi Environnement's Supervisory and Management Board, by a direct competitor of FCC in Spain. The striking price of the preferential purchase right would be the average between the price paid by Vivendi Environnement for its stake, which is about (euro)691 million, and the market value of that stake, calculated in a transparent manner on the basis of the average price of FCC's shares during the quarter preceding the hostile takeover.

In addition, Vivendi Environnement confirmed its intention to strengthen revenue growth in FCC's business activities other than Realia and Grucycsa. Vivendi Environnement thus awarded the Chairman of FCC's board of directors a casting vote, until December 31, 2004, to be used in the event of a deadlock on the decisions of FCC's executive committee on projects with this objective. The casting vote may become permanent after December 31, 2004, if FCC's revenue does not meet certain growth targets.


23. INCOME STATEMENT

Employees and personnel charges


Personnel charges including profit sharing amount to (euro)8.7 billion in 2002, compared to (euro)8.0 billion in 2001 and (euro)7.3 billion in 2000.

((euro)millions)                                    For the year ended at December 31,
                                     ----------------------------------------------------------
                                                2002                 2001                2000
                                     -----------------   ------------------   -----------------
Personnel costs                                8,654                7,992               7,295
Profit sharing                                    39                   42                  38
                                     -----------------   ------------------   -----------------
                                               8,693                8,034               7,333
                                     =================   ==================   =================

Weighted-average number of employees

By category                                     For the year ended at December 31,
                                     ----------------------------------------------------------
                                               2002                 2001                2000
                                     -----------------   ------------------   -----------------
Executives                                    34,393               33,320              25,062
Employees                                    222,784              205,716             190,314
                                     -----------------   ------------------   -----------------
                                             257,177              239,036             215,376
                                     =================   ==================   =================



By segment                                       For the year ended at December 31,
                                     ------------------------------------------------------------
                                                 2002                2001                 2000
                                     -------------------   -----------------   ------------------
Water                                          74,223              72,538               69,103
Waste management                               65,007              60,710               53,175
Energy                                         34,075              30,691               24,051
Transportation                                 48,389              42,122               37,348
Proactiva                                       9,876               9,779                9,618
FCC                                            25,408              23,124               22,075
Other                                             199                  72                    6
                                     -------------------   -----------------   ------------------
                                              257,177             239,036              215,376
                                     ===================   =================   ==================


By method of consolidation                       For the year ended at December 31,
                                     ------------------------------------------------------------
                                                 2002                 2001                2000
                                     -------------------   ------------------   -----------------
Fully consolidation                           206,359              191,466             188,602
Proportional consolidation                     50,818               47,570              26,774
                                     -------------------   ------------------   -----------------
                                              257,177              239,036             215,376
                                     ===================   ==================   =================

Research and development costs were (euro)92.5 million, (euro)101.6 million and
(euro)79.4 million for 2002, 2001 and 2000 respectively.

         Depreciation and Amortization


                                                                         ---------------------------------------------------------
((euro)millions)                                                                           At December 31, 2002
                                                                         ---------------------------------------------------------
                                                               Notes         Additions        Utilization/                 Net
                                                                                                  Reversal
In the statement of cash-flows

Amortization
   Goodwill                                                      3               327.2                   -             (327.2)
   Tangible assets                                               5             1,494.9                 9.8           (1,485.1)
   Intangible assets                                             4               215.6                 1.4             (214.2)
Depreciation of financial assets
   Investments accounted for using the cost method               7                23.2                14.8               (8.4)
   Other financial assets                                        7               134.0                54.3              (79.7)
   Short term loans                                              9               146.2                 9.3             (136.9)
   Cash and cash equivalent and other marketable securities      10               12.9                27.5                14.6
Reserves and allowances (1)                                      14              756.6               864.3               107.7
Valuation allowances on differed taxes                           16               97.7                11.6              (86.1)
                                                                         ---------------------------------------------------------
                                                                                                                     (2,215.3)
                                                                                                              --------------------
Renewal expenses (2)                                                                                                   (293.7)
                                                                                                              --------------------
                                                                                                                     (2,509.0)
                                                                                                              --------------------
Valuation allowance on current assets

                                                                         ---------------------------------------------------------
Inventories and work in progress                                 8                26.7                18.2               (8.5)
                                                                         ---------------------------------------------------------
Trade accounts receivables                                       8               165.7               100.3              (65.4)
                                                                         ---------------------------------------------------------
Other accounts receivables                                                         9.0                11.7                 2.7
                                                                         ---------------------------------------------------------
                                                                                                                        (71.2)
                                                                                                              --------------------

(1) Operational, financial and others

(2) All renewal costs for publicity-owned utility networks are considered in the cash flow statement, as investments, whether the utility network have been originally financed by the concessionary or not. In addition, in the passage from net income (loss) to net cash provided by operating activities, all renewal costs are eliminated under adjustments for depreciations and amortizations.

Goodwill amortization is made up of the following :

((euro)millions)                                        For the year ended at December 31,
                                        -------------------------------------------------------------
                                                   2002                    2001                2000
                                                                                           restated
                                        -----------------      ------------------  ------------------
Goodwill amortization                           (250.2)                 (257.9)             (232.1)
Impairment of goodwill                           (77.0)  **           (2,652.2)  *           (74.2)
                                        -----------------      ------------------  ------------------
         Total                                  (327.2)               (2,910.1)             (306.3)
                                        =================      ==================  ==================


* Including (euro)(2,611) million of US Filter Corporation goodwill impairment.

** Including (euro)(40.6) million of Latin America goodwill impairment.

         Financial income and expenses


Net financial income for 2002, 2001 and 2000 amounts to a loss of (euro)648.1 million, (euro)798.0 million and (euro)891.8 million, respectively.

It includes interest expenses, foreign exchange income and provisions.

((euro)millions)                                       For the year ended at December 31,
                                        ----------------------------------------------------------
                                                   2002                 2001                2000
                                                                                        restated
                                        -----------------   ------------------   -----------------
Interest expense                                (680.9)              (764.2)             (875.3)
Other financial income (expense)                  142.2                 19.7              (36.8)
Provisions                                      (109.4)               (53.5)                20.3
                                        -----------------   ------------------   -----------------
         Financial income (expense)             (648.1)              (798.0)             (891.8)
                                        =================   ==================   =================

Three reasons explain the reduction in interest expense : the capital increase in August 2002, significant proceeds from sales and decreases in interest rates for euros and dollars between 2001 and 2002 from which the Group has profited.

The other components of the financial expense represent (euro)32.8 million in 2002 and (euro)(33.8) million in 2001. They include:

 o A gain on the sale of Philadelphia Suburban shares for (euro)110.3 million. This investment accounted for using the equity method until December 31, 2001 was deconsolidated and reclassified in marketable securities on January 1st, 2002 because of the planned sale. Consequently, the gain on sale is included in financial income.

 o A provision of (euro)(32.2) million on Vivendi Environnement treasury stock made up of (euro)(23.8) million for shares charged to equity at June 30th, 2002 book value (average price of (euro)31.8) and (euro)(8.4) million to treasury shares affected to employee stock purchase plans (average price of (euro)23.08 as of December 31st, 2002).

 o A foreign exchange income of (euro)44 million, mainly due to the effects of the sale of the Distribution Branch of USFilter.

 o Amortizations of the premium on bonds payable for (euro)(33.4) million, mainly the premium on Vivendi Environnement 1.5% bond.

 o   Amortizations of borrowing expenses for (euro)(13.5) million.

 o   Dividends received from non-consolidated affiliates for (euro)16.4 million.

 o Valuation allowances ((euro)(30.3) million) on financial assets including Argentina ((euro)(5.0) million), non consolidated subsidiary in Slovakia ((euro)(6.5) million) and Vivendi Universal shares ((euro)(8.7) million) and mainly bank commissions for the rest ((euro)(28.5) million).

Other income (expenses)

((euro)millions)                                       For the year ended at December 31,
                                        ----------------------------------------------------------
                                                   2002                 2001                2000
                                                                                        restated
                                        -----------------   ------------------   -----------------
Capital gains and losses                         (31.4)                150.0               729.0
Losses,   reserves  and  impairment  of
assets                                           (30.4)              (117.0)                   -
Other                                               2.1                  5.9                48.3
                                        -----------------   ------------------   -----------------
                                                 (59.7)                 38.9               777.3
                                        =================   ==================   =================

In 2002, capital gains and losses include the losses on sales of Bonna Sabla for
(euro)(44) million, of the Distribution Branch of USFilter for (euro)(59) million and of Schwarze Pumpe ("Eaux de Berlin" subsidiary) for (euro)(24) million. They also include the gains on sales of the minority participations in the subsidiaries of Bristol Water holding and South Staffordshire for (euro)73 million and a capital gain on FCC/Portland merge for (euro)10.7 million.

Losses, reserves and impairment of assets include a reserve on a German subsidiary not linked to water distribution activity for (euro)(10) million taking into account the expectations in terms of results.

In 2001, capital gains and losses are related to the sale of Dalkia to EDF for
(euro)121 million and the capital gain on the sale of SAFEI and Midkent for
(euro)34 million.


2002 Bank ratio                                                           2002                        Reference
"EBITDA" bank definition
   EBIT                                                                1,971.3                     Income statement
   +   Operational amortization                                        1,699.3          Note 23 Depreciation and amortization
   +   Operational valuation allowance on long term assets                   -                           idem
   +   Profit sharing                                                     39.0         Note 23 Employees and personnel charges
                                                                  ----------------
(a) "EBITDA" bank definition                                           3,709.6
                                                                  ----------------

"Net interest expenses" bank definition
   Interest expenses                                                     680.9          Note 23 Financial income and expenses
   Other financial incomes (expenses)                                  (142.2)                           idem
                                                                  ----------------
(b) Net interest expenses bank definition                                538.7
                                                                  ----------------

Debt
   Financial long term debt                                           12,913.0                      Balance sheet
   Financial short term debt                                           3,795.9                      Balance sheet
   Total gross debt                                                 (16,708.9)
   Short term financial loans                                            487.6                      Balance sheet
   Long term financial loans                                             512.4              Note 7 : Other financial asset
   Marketable securities                                                 260.6                      Balance sheet
   Cash and cash equivalent                                            2,381.9                      Balance sheet
   Total financial assets                                            (3,642.5)
                                                                  ----------------
(c) Total net financial debt                                          13,066.4
                                                                  ----------------

(d) Interest coverage ratio = (a) / (b)                                    6.9                      4.78 for 2001

(e) Debt payout ratio = (c) / (a)                                          3.5                      4.01 for 2001

The economic ratio "Interest coverage ratio", excluding Philadelphia Suburban disposal, amounts to 5.7.

24. INVESTMENTS ACCOUNTED FOR USING THE PROPORTIONATE CONSOLIDATION
      METHOD

Investments accounted for using the proportionate consolidation method represent companies in which the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies.

Summarized financial information for major subsidiaries consolidated under the proportionate consolidation method is as follows (in millions of euros):

                                                                     At December 31,
                                                -----------------------------------------------------------
Balance sheet data                                          2002                2001                 2000
                                                ------------------   -----------------   ------------------
Non-current assets                                       9,185.5             8,081.6              5,224.5
Current assets                                           4,655.0             4,693.9              2,169.6
                                                ------------------   -----------------   ------------------
Total assets                                            13,840.5            12,775.5              7,394.1
                                                ==================   =================   ==================
Shareholders equity                                      5,435.4             5,145.4              2,098.3
Minority interests                                           5.0               163.3                278.5
Financial debt                                           3,093.2             2,851.9              1,776.2
Reserves and other liabilities                           5,306.9             4,614.9              3,241.1
                                                ------------------   -----------------   ------------------
Total liabilities and shareholders' equity              13,840.5            12,775.5              7,394.1
                                                ==================   =================   ==================

                                                            2002                2001                 2000
                                                ------------------   -----------------   ------------------
Income statement data
Net sales                                                5,569.8             4,923.3              3,050.8
Operating income                                           464.3               426.3                345.5
Net income                                                 204.3               128.3                184.3

Cash flow data
Operating cash flow                                        590.9               449.2                274.9
Investing cash flow                                      (849.6)             (677.9)              (309.4)
Financing cash flow                                        145.0               311.2                201.8


25. Recent developments

Southern Water


The operation involves both 2002 and 2003. As a result, the whole description is disclosed in this note.

On March 8, 2002, First Aqua Holdings Limited ("FAH") concluded an agreement to acquire the company Southern Water, from Scottish Power on the basis of an enterprise value of (pound)2 billion, which corresponded to its estimated gross Regulatory Asset Value (RAV) in March 2002. Southern Water is one of the largest and best performing British water companies and provides water and waste water treatment services in the South East of England. This agreement was finalized on April 23, 2002.

On May 7, 2002, Vivendi Water UK ("VW UK"), a 100% owned subsidiary of Vivendi Water, reached an agreement with FAH to acquire First Aqua (JV Co) Limited ("FA
(JVCo)"), the parent company of Southern Water, on the same economic basis. By this acquisition, Vivendi Environnement looked to take control of a major well recognized operator in the UK water market, operating in a dynamic geographical region, with an access to the wastewater treatment market which will enable to develop local synergies with other activities of the Group.

In parallel, Vivendi Environnement gave to the financial investors who subscribed to (pound)374 million of preferred shares of FA (JVCo) a put option exercisable on the third anniversary of the conclusion of the acquisition agreement, that is April 23, 2005. Vivendi Environnement has a call option exercisable between the first and fifth anniversaries of the conclusion of the FA (JVCo) purchase agreement, that is between April 23, 2003 (or the date of the conclusion of the purchase agreement between VWUK and FAH, if this is prior to April 23, 2003) and April 22, 2007.

The acquisition of FA (JVCo) Ltd by VW UK is subject to approval by U.K. Competition Commission as well as the setting up of long-term non-recourse financing in order to refinance the existing debt of FA (JVCo) and Southern Water (the European Commission had already given its agreement to the transaction on August 23, 2002.)

Vivendi Environnement concluded that both pending conditions requested by the agreement of May 7, 2002 are not satisfied and decided not to take over Southern Water. Consequently, Vivendi Environnement opened negotiations with Royal Bank Investments Limited ("RBIL"), a subsidiary of Royal Bank of Scotland ("RBS") in the late 2002, in order to transfer the control to RBIL immediately after the acquisition of Southern Water.

In February 2003, Southern Water Capital ("SWC") and Vivendi Environnement announced the signature of an agreement by which Southern Water Investments Limited ("SWI"), a newly created company, will acquire FA (JVCo), Southern Water's shareholder. RBS will owned 49% by SWC capital, with the remainder held by others investors. SWC will hold 80.1% of SWI, and Vivendi Environnement will hold 19.9%. SWC has granted Vivendi Environnement an option to purchase 5.1% of the common shares of SWI.

This acquisition will be implemented by the simultaneous completion of two agreements (together the "Transaction"):

1) Vivendi Water UK's acquisition of FA (JVCo), through SWI, pursuant to the agreement entered into on May 7, 2002; and

2) SWC's acquisition of 80.1% of SWI, the holding company through which SWC will exercise control on Southern Water.

As a result of these transactions, the (pound)374 million ((euro)568 million) of preference shares issued on March 7, 2002 will be redeemed by FA (JVCo).

The agreements are subject to regulatory clearances from the UK authorities and other procedural matters. Contacts are on going with the UK General manager of Water Services and the UK General manager of Office of Fair trading in connection with this transaction and some requirements from the UK Competition Commission. VE believes that regulatory clearance should be forth coming.

SWC and Vivendi Environnement will invest (pound)273 million ((euro)415 million) and (pound)160 million ((euro)243 million) respectively through a combination of equity and debt instruments. Vivendi Environnement also intends to underwrite the subscription by third party investors for a further (pound)110 million ((euro)167 million) of preferred shares with a put at par value onto Vivendi Environnement after 5 years, bringing its total investment in Southern Water lower than the previous commitment of (pound)374 million ((euro)568 million).

It is intended that Southern Water will undertake a refinancing of its regulated business through the capital markets by a ring-fencing whole business securitization with a structure consistent with those used successfully in the previous re-financings in this sector.

Commitments as of December 31, 2002

Further to the agreement of March 8, 2002, (relating to the acquisition of Southern Water), Vivendi Environnement entered into a put option agreement with a number of financial investors. The put option relates to 74,800 preference shares issued by FA (JVCO) for a total amount of (pound)374 million ((euro)568 million). At the end 2002, Vivendi Environnement does not hold any ordinary shares or debt instruments issued by FA (JVCo). The put option to be exercised by May 23, 2005 is an off balance sheet commitment.

The simplified balance sheet of FA (JVCo) is the following (in millions pounds of sterling):

       Financial assets            1,941      Equity                      -6
       Current assets               86        Preference shares           370
                                              Debts                      1,656
                                              Other liabilities            7
     ---------------------------------------------------------------------------
       Total                       2,027                                 2,027
     ---------------------------------------------------------------------------

NB : The preference shares are net of issuance costs.

The 74,800 preference shares for an amount of (pound)374 million ((euro)568 million) are held by financial investors. The debts correspond to provisional financing assumed by a banking pool led by Royal Bank of Scotland for an amount of (pound)1,656 million ((euro)2,515 million). The other liabilities are an existing bond.

The preference shares on which Vivendi Environnement is committed, carry a fixed rate of 7% until 2005, and are then remunerated at a rate of 3% payable on their initial value indexed to the value of the company.

The other characteristics of the put option are the following. Each holder is able to exercise his put option on the all preferred shares held. The amount to be paid by Vivendi Environnement in case of exercise by one or several holders of the put option mainly results from :

(i)     issuing price (premium reserve) of each preferred share
(ii)    accrued but not paid dividends
(iii) annual compounded interest of 7% applied to accrued but not paid dividends. Each holder may address an exercise notification of its put option to Vivendi Environnement with copies sent to the auditors of FA (JVCo) limited, who will compute, within two days after the reception of the notification, the amount to be paid by Vivendi Environnement.

Year 2003 situation

Vivendi Environnement should held by the end of the first half year 2003 less than 20% of the capital of SWI, the controlling shareholder, controlled itself by RBS. SWC and Vivendi Environnement, with invest (pound)273 million ((euro)415 million) and (pound)160 million ((euro)243 million) respectively through a combination of equity and debt instruments. Vivendi Environnement intends to underwrite the subscription by third party investors for a further (pound)110 million ((euro)167 million) of preferred shares with a put at par value onto Vivendi Environnement after 5 years.

Following the completion of the agreements, the commitments of Vivendi Environnement, SWC and other third parties would be :

  (euro) millions                              VE          SWC        Third           Total
                                                                      parties
       Equity Instruments
       Ordinary shares                         15           61                         76
       Debt Instruments
       Preference shares junior A             228                                      228         (1)
       Preference shares junior A2            Neg                                                  (2)
       Preference shares senior B 7%                                    167            167         (3)
       Subordinated debt senior A 10%                      193                         193         (4)
       Subordinated debt junior B 16%                      161                         161         (5)
       Bonds                                                           2,916          2,916
     -------------------------------------------------------------------------------------------------
       Total                                  243          415         3,083          3,741
     -------------------------------------------------------------------------------------------------

(1)  Non voting rights, junior, redeemable by 35 years

(2)  With additional remuneration

(3) Non voting rights, senior, redeemable by 35 years, 7% interest, put on Vivendi Environnement after 5 years

(4)  Subordinated debt senior, 10%, redeemable by 35 years

(5)  Subordinated debt junior, 16%, redeemable by 35 years

Vivendi Environnement would exercise significant influence through its holding and through its representation on the board of directors of SWI (2 directors out of 7) and Southern Water board (3 directors out of 11). Vivendi Environnement will account for SWI under the equity method (19.95%) once the transaction is completed. Vivendi Environnement will account for the junior preference shares A as a portfolio investment.

The impact in 2003 of the completion of the Southern Water transaction on Vivendi Environnement's gross debt will be (euro)243 million.

As a result of these transactions, the (pound)374 million ((euro)568 million) of preference shares issued on March 7, 2002 will be redeemed by FA (JVCo). Consequently, the end of the put option would not have any effect on 2003 net income. These preferred shares would be reimbursed at par value. Furthermore, the economic valuation of the preferred shares based on discounted expected cash flows over the life of the instruments leads to a present value higher than the book value.

26. LISTING OF MAIN COMPANIES INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS IN 2002

In 2002, the Group consolidated or accounted for a total of slightly over 2,404 companies, of which the principal companies are:

Group and Address                                                                        Consolidation  % Holding

Vivendi Environnement                                                                        Full        100.00
36-38, avenue Kleber - 75016 Paris

Water

Vivendi Water                                                                                Full        100.00
52, rue d'Anjou - 75008 Paris

Generale des Eaux - Sahide and subsidiaries                                                  Full        100.00
52, rue d'Anjou - 75008 Paris

Of which in France :

Compagnie des Eaux et de l'Ozone                                                             Full        100.00
52, rue d'Anjou - 75008 Paris

Compagnie des Eaux de Paris                                                                  Full        100.00
4, rue du General Foy - 75008 Paris

Societe Francaise de Distribution d'Eau                                                      Full         99.60
4, rue du General Foy - 75008 Paris

Compagnie Fermiere de Services Publics                                                       Full         99.86
3, rue Marcel Sembat - Immeuble CAP 44 - 44100 Nantes

Compagnie Mediterraneenne d'exploitation des Services d'Eau                                  Full         99.52
12, boulevard Rene Cassin - 06100 Nice

Societe des Eaux de Melun                                                                    Full         99.22
Zone Industrielle - 198/398, rue Foch - 77000 Vaux Le Penil

Societe des Eaux de Marseille et ses filiales                                                Prop         48.82
25, rue Edouard Delanglade - BP 29 - 13254 Marseille

Societe des Eaux du Nord                                                                     Prop         49.54
217, boulevard de la Liberte - 59800 Lille

Societe des Eaux de Versailles et de Saint-Cloud                                             Prop         50.00
145, rue Yves le Coz - 78000 Versailles

Sade-Compagnie Generale de Travaux d'Hydraulique and subsidiaries                            Full         98.57
28, rue de la Baume - 75008 Paris

Omnium de Traitements et de Valorisation (OTV) and subsidiaries                              Full        100.00
l'Aquarene - 1, place Montgolfier - 94417 St Maurice Cedex

Sainte-Lizaigne SA                                                                           Full         99.45
Tour Ariane - 5, place de la Pyramide - 92800 Puteaux La Defense

Prague Water CGE AW                                                                          Full         99.76
52, rue d'Anjou - 75008 Paris






Group and Address                                                                           Consolidation  % Holding
Of which outside France :

Vivendi Water UK Plc and subsidiaries                                                           Full        100.00
37-41 Old Queen Street, London SW1H 9JA (Great-Britain)

US Filter Corporation and subsidiaries                                                          Full        100.00
40-004 Cook Street - 92211 Palm Desert (USA)

Berliner Wasser Betriebe                                                                        Prop        24.95
Anstalt des Offentlichen Rechts - Hohenzollerndamn 45 - 10631 Berlin (Germany)

Servitec KFT                                                                                    Full        100.00
Lovas UT 131b - 1012 Budapest (Hungary)

Vivendi Water Ceska Republica                                                                   Full        99.76
Sokolovska 238 - Prague 9 (Czech Republic)

OEWA Wasser und Abwasser                                                                        Full        94.50
Walter Kohn Strasse 1 - 04358 Leipzig (Germany)


Energy

Dalkia - Saint Andre                                                                            Full        66.00
37, avenue du Mal de Lattre de Tassigny - 59350 St Andre les Lille

Dalkia France                                                                                   Full        65.94
37, avenue du Mal de Lattre de Tassigny - 50350 St Andre les Lille

Cogestar - Saint Andre                                                                          Full        65.86
37, avenue du Mal de Lattre de Tassigny - 59350 St Andre les Lille

Cogestar 2 - Saint Andre                                                                        Full        65.81
33 Place Ronde, Quartier Valmy - 92800 Puteaux

Crystal S.A. - Saint Andre                                                                      Full        65.94
37, avenue du Mal de Lattre de Tassigny - 59350 St Andre les Lille

Dalkia Morava AS                                                                                Prop        49.18
28 Rijna 152 - 70974 Ostrava (Czech Republic)

Dalkia PLC and subsidiaries                                                                     Full        50.02
Elizabeth House - 56-60 London Road - Staines TW18 4BQ
(Great-Britain)

Clemessy and subsidiaries                                                                       Full        65.63
18, rue de Thann - 68200 Mulhouse

Siram, SPA and subsidiaries                                                                     Prop        50.02
Via Sempone 230- 20016 Pero - Italy







Group and Address                                                                             Consolidation  % Holding



Waste Management

Compagnie Generale d'Entreprises Automobiles and subsidiaries (Onyx)                              Full      100.00
Parc des Fontaines - 163 / 169, avenue Georges Clemenceau - 92000 Nanterre

Societe d'Assainissement Rationnel et de Pompage and subsidiaries (S.A.R.P.)                      Full      99.51
162/16 Energy Park IV - 162/166, boulevard de Verdun - 92413 Courbevoie Cedex

SARP - Industries and subsidiaries                                                                Full      99.79
427, route du Hazay - Zone Portuaire Limay-Porcheville-78520 Limay

Onyx Environmental Group Plc                                                                      Full      100.00
Onyx house - 401 Mile end Road - E34 PB - London (Great-Britian)

Onyx North America Corp.                                                                          Full      100.00
3225 Aviation Avenue - 4th Floor - 33133 Miami (USA)

Onyx Waste Services                                                                               Full      100.00
One Honey Creed Corporate Center - 125 South - 84th Street - Suite 200
WI 53214 Milwaukee (USA)

Collex Waste Management Pty Ltd                                                                   Full      100.00
280 Georges Street - Level 12 - P.O. Box H126 Australia Square - NSW 1215 - Sydney
(Australia)

Onyx Umweltservice GmbH                                                                           Full      100.00
Am Muhlengarten 4 - 66292 Riegelsberg (Germany)

Marius Pedersen                                                                                   Full      65.00
Obaekvej 49 - 5863 Ferritslev (Denmark)


Transportation

CGEA Connex (Compagnie Generale d'Entreprises Automobiles)                                        Full      100.00
Parc des Fontaines - 163 / 169, avenue Georges Clemenceau - 92000 Nanterre

Connex Transport AB (formerly Aktiebolaget Linjebuss)                                             Full      100.00
Englundavagen 9 - Box 1820 - 17124 Solna (Sweden)

Connex Transport UK Ltd (formerly Connex Rail Ltd)                                                Full      100.00
41/45 Blackfriars Road - SE1 8PG London (Great-Britain)

CGTV (Compagnie Generale des Transports Verney)                                                   Full      99.58
20, avenue du General Leclerc - 72000 Le Mans

Connex Verkehr GMBH                                                                               Full      100.00
Rodelheimer Bahnweg 31,
60489 Francfort (Deutschland)

Connex Group Australia PTY LTD                                                                    Full      100.00
Level 3, Flinders St Station, 223 Flinders St
Melbourne, Victoria 3000 (Australia)



F.C.C.
F.C.C. and subsidiaries (F.C.C.)                                                                  Prop      25.72
Calle Balmes 36 - 08007 Barcelona (Spain)
Proactiva                                                                                         Full      62.86
216 Paso de la Castellana - 28046 Madrid (Spain)

EM       Equity method
Prop        Proportionate

27. SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present supplemental disclosures required under U.S. GAAP and SEC regulations applicable to the Group.

27A. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY
     ACCEPTED IN THE UNITED STATES AND FRANCE

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in France ("French GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between French GAAP and U.S. GAAP as they relate to the Group are discussed in further detail below.

Use of the Proportionate Consolidation Method

Under French GAAP, it is appropriate to use the proportionate consolidation method for subsidiaries over which the Group and other shareholders have agreed to exercise joint control over significant financial and operating policies. Under the proportionate consolidation method, the Group recognizes the assets, liabilities, equity, revenues and expenses of subsidiaries to the extent of its interest in the Group ownership.

Under U.S. GAAP, when the Group controls a subsidiary based on majority ownership or voting or other rights, the subsidiary is fully consolidated. When the Group does not exercise control over a subsidiary, but has significant influence over the entity, the Group uses the equity method to account for its investment. Summarized financial information for those investments accounted for under the proportionate consolidation method are included in note 24.

This difference in accounting policy has no effect on either net income or shareholders' equity.

Use of the Equity Method

Under French GAAP there are several criteria to be met which result in the presumption that equity accounting should be used. For investments under 20%, equity accounting is followed if the investor is determined to have significant influence due to the relative level of ownership, board of directors representation, and other contractual relationships. Another consideration is the level of ownership by others in the investee. The Group applies the criteria described in Note 2.

Under U.S. GAAP, equity accounting is generally required when an investor's ownership interest is equal to or greater than 20% of the investee's total voting securities. In unusual situations where the ownership interest is less than 20% equity accounting may be appropriate if significant influence exists as the result of other contractual relationships and board representation.

Income taxes

Under French GAAP, the Group does not recognize deferred tax assets on net operating loss carryforwards or on temporary differences when the recovery of the related deferred tax asset is not probable.

Under U.S. GAAP, deferred tax assets are recognized for deductible temporary differences and net operating loss carryforwards and are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

This difference in accounting policy has no effect on either net income or shareholders' equity.

Goodwill

Under both U.S. and French GAAP, goodwill arising from purchase business combinations is determined as the excess of the consideration paid by the acquirer over the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date.

   Reduction of Shareholders' equity

   Under French GAAP, the Group recognizes goodwill as an asset and amortizes it over the estimated useful life. However until December 1999, if the acquisition was financed with equity securities of the Group, the resulting goodwill could be recorded as a reduction of shareholders' equity (this option was adopted in 1999 and 2000 for the acquisition of United States Filter Corporation as described in Note 3. Under U.S. GAAP, this option is not available and goodwill is recorded as an asset and amortized over the estimated useful life, not to exceed 40 years. This difference is related to the year 2000.

   Under French GAAP on January 1, 2001, Vivendi Environnement has forgone the imputation of the goodwill of US Filter recorded as a reduction of shareholder's equity. As a consequence of which, there is no longer a difference between French GAAP and U.S. GAAP.

   Specific transactions: Businesses sold by Vivendi Universal
   Upon forming the Group, Vivendi Universal sold certain subsidiaries and affiliates to the Group. According to French GAAP, these transactions were at market value which, in certain cases, has resulted in the generation of additional goodwill. Under U.S. GAAP, transfers of assets among entities under common control, including transfers of operating subsidiaries, are recorded at the predecessor's historical cost basis.

   Impairment of goodwill
   See note 27B

Dilution profit or capital gain


There is a difference between French and U.S. GAAP regarding the amount of dilution profit or capital gain due to the impact of U.S. GAAP adjustments on the carrying value of sold entities. These U.S. GAAP adjustments are posted as goodwill and therefore have been reported on this line item.

Intangible Assets


   Start-up Costs

   Under French GAAP, certain costs, such as start-up costs, are capitalized and amortized over their useful lives or the duration of the contract, if applicable.

   Under U.S. GAAP, start-up costs are charged to expense in the period they are incurred.

   Other Intangible Assets Acquired in Business Combinations

   Under French GAAP, trademarks and market shares acquired in a business combination are not required to be amortized.

   For 2001 and 2000 under USGAAP intangible assets acquired were amortized over their useful lives up to 40 years.

   From January 1, 2002, those intangible assets with a finite useful life are amortized over their useful lives, those intangible assets with an indefinite useful life are not amortized and are subject to an annual impairment test, or more frequently if circumstances dictate. (Described in note 27B)

Public Service Contracts


   Commitments to Maintain and Repair Assets

   Under French GAAP, a few consolidated subsidiaries, being generally jointly controlled, apply the accrue in advance method to account for repair costs.

   Under U.S. GAAP, the Group applies the expensed as incurred method for maintenance and repair expenditures.

   Payments to Local Authorities

   Under French GAAP, these obligations are not recorded as a liability on the balance sheet. The debt service payments are expensed in a manner that results in the straight line recognition of the total payments over the contract period. The payments made in early years of the contract period may exceed the straight line expense amount. This difference is recorded as a prepaid expense and amortized to income over the remaining contract period so as to achieve the straight line expense amount throughout the contract period.

   Under US GAAP, the present value of the total obligation has been recorded as debt on the balance sheet. The interest element of the obligation is amortized to income so as to achieve a constant rate of interest on the outstanding liability.

Reserves

Under French GAAP, certain reserves and allowances may be provided, including reserves for repairs and replacement, and restructuring charges, when it is possible that those costs will be incurred or when management decisions are taken, but not yet documented.

Under U.S. GAAP, contingent losses are accrued only if it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated. In addition, for certain reserves, such as restructuring charges, additional criteria must be met. If these criteria are not met, the provision for these reserves and allowance may not be recognized.

Financial Instruments

   Investment Securities

   Under French GAAP, investments in debt and non-consolidated equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than-temporary decline in fair value. Unrealized gains and temporary unrealized losses are not recognized.

   Under U.S. GAAP, investments in debt and equity securities are classified into three categories and accounted for as follows:

   Debt securities that the Group has the intention and the ability to hold to maturity, are carried at cost and classified as "held-to-maturity".

   Debt and equity securities that are acquired and held principally for the purpose of sale in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. All other investment securities not otherwise classified as either "held-to-maturity" or "trading" are classified as "available-for-sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in shareholders' equity.

   Under U.S. GAAP, Vivendi Universal shares owned by the Group are accounted for as "available-for-sale securities".

   Convertible bonds


   Under French GAAP, the accrual of redemption premium is optional. Under U.S. GAAP, the redemption premium is accrued as financial interest expense. The Group's convertible bonds include a beneficial conversion feature associated with the contingent conversion of the bonds into the Group's shares or Vivendi Universal's shares. The conversion was contingent upon the Group effecting an initial public offering of its shares, which it did in July, 2000. In accordance with French GAAP, the Group has not recorded financial interest expense in connection with the beneficial conversion feature. Under U.S. GAAP, a financial interest expense related to the feature computed upon the full amount of bonds eligible was recorded as of the date of the initial public offering.

Treasury Shares

Under French GAAP, shares of the Group's own stock owned by the Group and its subsidiaries are recorded as financial assets in statutory accounts and as a reduction of consolidated shareholder's equity, or as marketable securities in the consolidated financial statements if those shares are acquired to stabilize the market price or in connection with stock options granted to directors and employees.

Under U.S. GAAP, treasury shares are recorded as a reduction of shareholders' equity. Profit and loss on the disposal of treasury shares is recognized as an adjustment to shareholders' equity.

Derivative Financial Instruments

According to French GAAP, derivative financial instruments are not recorded to the consolidated balance sheet. The effects of financial instruments which qualify as hedging instruments are included in net income along with the corresponding hedged item for those financial instruments which do not qualify as hedging instruments, a provision is recorded when their market value is negative.

On January 1, 2001, Vivendi Environnement adopted SFAS 133 "Accounting for derivative instruments and hedging activities". According to SFAS 133, derivative financial instruments (including those embedded in other contracts) should be recorded on the balance sheet at their fair value. Changes to fair value are recorded depending on whether the derivative instrument is classified as a fair value hedge or a cash-flow hedge, or is regarded as not being a hedging instrument under SFAS 133.

The variations of fair value hedges are recorded in financial income (expenses). The effect on income is matched by the reevaluation of the hedged asset, debt or firm commitment which is also recorded in financial income (expenses).

The variation of cash-flow hedges are recorded under other comprehensive income. They are recorded in income depending on the realization of the underlying cash-flow.

The qualification of the hedge, results from the initial intention of the financial instrument as a means of hedging an asset, debt, firm commitment or future cash-flow. The effectiveness of the hedging instrument should be periodically tested to show the correlation between the changes in the hedging instrument and the hedged item. The ineffective part of the hedging instrument is systematically recorded to financial income (expenses).

The derivative instruments used by Vivendi Environnement as part of its risk management, but which do not constitute hedging instruments under SFAS 133 are recorded at their fair value, with changes to their value included in net income of the exercise.

Due to its financial operations, Vivendi Environnement is exposed to market risks (essentially due to changes in interest rate or exchange rates). Management uses these financial instruments to limit these financial risks. Nevertheless, some of the financial instruments used do not satisfy the criteria defined by SFAS 133 to qualify as hedging instruments. Consequently, the volatility of the market value of these derivative instruments is reflected in financial income (expenses).

Stock Based Compensation

Vivendi Universal has adopted stock option incentive plans that grant options on its common shares to certain directors and officers, including those of the Group. Vivendi Universal also maintains employee stock purchase plans that allow substantially all full-time employees of the Group and its subsidiaries to purchase shares of Vivendi Universal.

According to the agreement signed on December 20, 2002 between Vivendi Universal and Vivendi Environnement, Vivendi Universal assumes the responsibility for these plans until their maturity.

In addition, Vivendi Environnement has implemented a stock option plan attributed to a limited number of employees.

Under French GAAP, common shares issued upon the exercise of options granted to employees and directors are recorded as an increase to share capital at the cumulative exercise price. Vivendi Environnement shares sold to employees through qualified employee stock purchase plans are reclassified from marketable securities to share capital. The difference between the carrying value of the treasury shares and the cumulative exercise price by the stock purchase plan is recognized as a gain or loss in the period that the shares are sold. In accordance with French GAAP, the Group has not recorded compensation expense on stock-based plans with a discounted exercise price of up to 20% off the fair value of the common shares at the date of grant.

Under U.S. GAAP, APB opinion No. 25 defines plans that grant or sale of common shares to employees as compensatory if such plans are not open to substantially all employees and do not require the employee to make a reasonable investment in the shares, usually defined as no less than 85% of the market value at the grant date. If a plan is deemed to be compensatory, APB Opinion No. 25 requires that the compensation arising from such plans be measured based on the intrinsic value of the shares granted or sold to employees. For fixed plans remuneration is the difference between the exercise price of the stock option and the market value of the corresponding shares. For compensatory stock option plans, remuneration is recognized in the period for which the relative service is performed.

Pension Plans

Since January 1997, the Group has adopted an accounting policy to record pension obligations, covering all eligible employees, using the projected unit credit method. The transition obligation as of the date of adoption is amortized over the average residual life of the employees.

Under U.S. GAAP, the projected unit credit method is required to be applied as of January 1, 1989. The transition obligation or fund excess determined as of January 1, 1989 is amortized over the average residual active life of the population that was covered under the plan at that date.

Under French GAAP, postretirement benefits other than pensions are recorded as expense when amounts are paid.

Under U.S. GAAP, the Group must recognize an obligation for amounts to be paid under postretirement plans, other than pensions. A postretirement transition obligation may be determined as of January 1, 1995 and amortized over the estimated average life of retirees covered by the plan. Current period charges are based on estimated future payments to expected retirees.

Southern Water transaction

Under French GAAP, the put option related to preferred shares issued by FA
(JVCo) is considered as an off balance sheet commitment. Under US GAAP, FA
(JVCo) is treated as a special purpose entity and is fully consolidated.

February 2003 agreements between Southern Water Capital and Vivendi Environnement are currently analyzed. The consolidation method of Southern Water Investments Limited is not yet determined.

27B Application of SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets".

Business combinations in 2002

SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for as purchases. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives acquired after June 30, 2001 should not be amortized. The Group has accounted for business combinations according to SFAS 141 and SFAS 142. During 2002, the Group has not undertaken any significant acquisitions.

Application of the new accounting pronouncements during the transition period

Review of existing intangible assets and goodwill with regard to the new criteria
The review of intangible assets and goodwill existing on January 1, 2002 with regard to the changes in accounting method has driven the Group to reclass to goodwill an net amount of (euro)240 million from market share, which no longer fulfill the conditions to be accounted for as a separate intangible asset.

Review of the useful lives of intangible assets
The review of the useful lives of intangible assets has lead the Group to reclass under U.S. GAAP those assets with an indefinite useful such as trademarks for a total of (euro)1.6 billion. These trademarks were up until 31 December 2001 amortized over 40 years under U.S. GAAP, and were not amortized under French GAAP. The impact of this reclassification on net income in 2002 under U.S. GAAP is (euro)43 million. As of December 31, 2002 those intangible assets with an indefinite useful life in U.S. GAAP amount to (euro)1.6 billion, those intangible assets with a finite useful life amount to (euro)1.8 billion.

Transitional impairment test on indefinite useful life intangible assets
Those intangible assets with an indefinite useful life are almost exclusively the trademarks of US Filter ((euro)1.6 billion). These trademarks have been reviewed by an independent expert who has confirmed their value. As of December 31, 2002 no impairment charge has been accounted for those intangible assets with an indefinite useful life.

Transitional impairment test on goodwill
The application of the different criteria to determine the reporting units has lead the Group to define 6 reporting units: US Filter, Water rest of the world, Onyx, Dalkia, Connex and Latin America. As part of the first step of the impairment testing, these units were valued according to the discounted cash method. This has enabled the comparison of their estimated fair value to their carrying value. The fair values of US Filter and Latin America were inferior to their carrying values, and for these reporting units the Group has undertaken the second step of goodwill impairment testing. The evaluation of US Filter was undertaken using a projection over 10 years, a terminal value and a discount rate of 7%. The evaluation of Latin America was undertaken using cash flow projections for each country and using discount rates of between 10.9 and 17.9%. After completion of the second stage of the impairment tests, the Group was lead to recognize an impairment charge on January 1, 2002 of (euro)2,587 million for US Filter and (euro)34 million for Latin America.

Impairment testing during 2002 for intangible assets with an indefinite useful life and goodwill

The Group has actualized at the end of 2002 those evaluations undertaken during the transition period. For US Filter, the discount rate used was 6% which takes into account the fall in the risk free interest rate for the US. The impairment tests which were undertaken lead to an additional impairment charge of (euro)83 million.


27C NEW ACCOUNTING PROCEDURES IN THE UNITED STATES


In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which becomes effective in January 2003. This statement addresses accounting and reporting for obligations and costs, which will occur when the long-term assets are retired. Among other things, the statement requires that the present value of the liability associated with future asset retirements be recorded on the balance sheet when an obligation has been incurred and when it can be reasonably measured. The amortization of the capitalized costs and increase in the present value of the obligation which result from the passage of time, are charged to earnings. During 2002, the Group has carried out an inventory of all sites concerned but has not determined the financial impact on its 2003 consolidated financial statements.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and changes the timing of recognition for certain exit costs associated with restructuring activities. Under SFAS 146 certain exit costs would be recognized over the period in which the restructuring activities occur. Currently, exit costs are recognized when the Company commits to a restructuring plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, though early adoption is allowed. The Company will adopt SFAS 146 for exit or disposal activities that are initiated after January 1, 2003. The provisions of SFAS 146 could result in the Company recognizing the cost of future restructuring activities over a period of time as opposed to as a one-time expense.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is currently assessing the impacts of FIN 46 on its 2003 financial statements.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure ("SFAS 148"). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual financial statements. SFAS 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. Refer to Note 27G for disclosures related to stock based compensation. The Company intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Group is currently assessing the impacts of FIN 46 on its financial statements.


27D.RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET INCOME TO U.S. GAAP


The following is a summary reconciliation of shareholders' equity as reported in the consolidated balance sheet to shareholders' equity as adjusted for the approximate effects of the application of U.S. GAAP for the period ended December 31, 2002, 2001 and 2000, and net income as reported in the consolidated statement of income to net income as adjusted for the approximate effects of the application of U.S. GAAP for the period ended December 31, 2002, 2001 and 2000 (in millions of euros).

                                                                At December 31,
                                                --------------------------------------------------
                                                     2002              2001              2000
                                                --------------   ---------------   ---------------
Shareholders' equity as reported in the
consolidated balance sheets                          6,329.6           5,740.0           6,208.3
  Adjustments to conform to U.S. GAAP:
   Goodwill (Gross)                                  (852.2)         (1,213.4)             687.4
   Goodwill accumulated amortization                  (61.5)           2,518.1           (134.4)
   Dilution profit or capital gain/loss                 39.1              16.5              17.0
   Intangible assets (Gross)                         (343.2)           (103.0)            (61.8)
   Intangible assets depreciation                    (119.8)           (153.5)            (97.1)
   Commitments to maintain and repair assets           200.2             189.1             349.8
   Payments to local authorities                     (171.2)           (166.1)           (168.0)
   Reserves                                             44.4              81.5              64.8
   Treasury shares                                    (92.1)           (159.4)            (44.3)
   Other financial instruments                       (243.9)              79.7              36.3
   Stock based compensation                           (14.9)           (199.8)           (188.0)
   Pension plans                                       (9.9)             (5.1)            (12.9)
   Leases (property, plant & equipment)                (3.0)               0.4             (6.9)
   Use of equity method                                    -            (38.5)            (20.0)
   Others                                             (25.4)              16.4             (1.6)
   Tax effect of above adjustments                     247.0             177.8            (59.4)
                                                --------------   ---------------   ---------------
U.S. GAAP Shareholders' Equity                       4,923.2           6,780.7           6,569.2
                                                ==============   ===============   ===============


                                                             For the year ended at December 31,
                                                      --------------------------------------------------
                                                              2002              2001              2000
                                                      --------------   ---------------   ---------------
Net income as reported in the
consolidated statements of income                            339.2         (2,251.2)             614.8
  Adjustments to conform to U.S. GAAP:
   Goodwill (Gross)                                          67.7
   Goodwill amortization                                 (2,415.2)           2,481.3            (37.7)
   Dilution profit or capital gain/loss                       33.4            (15.6)            (22.5)
   Intangible assets (Gross)                                (10.5)             (9.7)            (24.1)
   Intangible assets amortization                           (27.4)            (47.9)            (41.1)
   Commitments to maintain and repair assets                 (9.9)            (43.8)              25.7
   Payments to local authorities                             (1.6)               2.0             (0.7)
   Reserves                                                 (48.2)            (12.8)              43.2
   Treasury shares                                            33.6              21.0             (8.4)
   Other financial instruments                               (8.8)            (84.5)            (71.6)
   Stock based compensation                                    3.6            (19.3)            (47.0)
   Pension plans                                               2.1               0.3             (5.7)
   Leases (property, plant & equipment)                      (1.8)             (1.1)             (0.2)
   Use of equity method                                          -             (0.4)             (5.0)
   Others                                                    (3.4)             (6.2)             (0.6)
   Tax effect of above adjustments                            58.4             168.2              14.3
                                                      --------------   ---------------   ---------------
U.S. GAAP Net Income                                     (1,988.8)             180.3             433.4
                                                      ==============   ===============   ===============

27E. PENSION PLAN AND OTHER COST RETIREMENT BENEFITS OTHER THAN PENSION PLANS

Disclosures, presented in accordance with SFAS 132, are as follows (in millions of euros):

                                                            Pension Benefits                         Other Benefits
                                                  --------------------------------------  ---------------------------------------
                                                       2002          2001         2000          2002         2001          2000
                                                  -----------  ------------  -----------  ------------  -----------  ------------
Change in benefit obligation
Benefit obligation at beginning of year               927.9       1,085.0        983.8             -          8.3           7.4
Service cost                                           42.2          51.5         46.8             -            -           0.1
Interest cost                                          54.8          48.7         60.6             -            -           0.4
Plan participants contributions                         8.2           6.6         10.7             -            -             -
Business combinations                                  36.4           5.1         11.4             -            -             -
Disposals                                             (5.4)       (239.5)        (5.7)             -        (1.6)             -
Curtailments                                         (16.9)         (1.3)        (2.2)             -        (6.7)             -
Actuarial loss (gain)                                (40.0)        (16.7)         22.1             -            -           1.0
Benefits paid                                        (33.6)        (28.2)       (41.3)             -            -         (0.7)
Special termination benefits                              -           1.8           --             -            -             -
Others (foreign currency translation)                 (0.5)          15.0        (1.2)             -            -           0.1
Benefit obligation at end of year                     973.1         927.9      1,085.0             -            -           8.3

Change in plan assets
Fair value of plan assets at beginning of year        902.7       1,258.7      1,278.4             -            -             -
Actual return on plan assets                        (117.4)        (57.2)       (15.6)             -            -             -
Group contributions                                    16.1          17.8         23.4             -            -             -
Plan participant contributions                          8.2           6.6         10.7             -            -             -
Acquisitions                                            0.3           0.3          1.3             -            -             -
Disposals                                             (3.8)       (314.9)        (0.1)             -            -             -
Curtailments                                          (7.5)            --        (2.7)             -            -             -
Benefits paid                                        (29.0)        (26.7)       (32.4)             -            -             -
Others (foreign currency translation)                 (3.6)          18.2        (4.3)             -            -             -
Fair value of plan assets at end of year              766.0         902.7      1,258.7             -            -             -

Funded status of plan                               (207.2)        (25.2)        173.7             -            -         (8.3)
Unrecognized actuarial loss                           264.3         131.6       (11.3)             -            -         (0.6)
Unrecognized actuarial prior service costs           (71.2)        (74.9)      (141.1)             -            -             -
Unrecognized actuarial transition obligation          (9.2)        (16.1)       (17.9)             -            -             -
Others                                                (7.7)        (38.0)       (45.2)             -            -             -
Accrued benefit cost                                 (31.0)        (22.6)       (41.8)             -            -         (8.9)

Amounts recognized in the balance sheets consist of (in millions of euros):

                                                             Pension Benefits                           Other Benefits
                                                   ---------------------------------------  ----------------------------------------
                                                         2002          2001         2000          2002          2001          2000
                                                   ------------  ------------  -----------  ------------  ------------   -----------
Accrued benefit liability (including MLA)             (188.2)       (157.2)      (157.8)             -             -         (8.8)
Prepaid benefit cost                                    138.5         132.6        115.4             -             -             -
Net amount accrued for under U.S. GAAP                 (49.7)        (24.6)       (42.4)             -             -         (8.8)
Intangible assets (MLA)(a)                               18.7           2.0          0.6             -             -             -
Net amount recognized under U.S. GAAP                  (31.0)        (22.6)       (41.8)             -             -         (8.8)

(a) Adjustment for U.S. GAAP purpose: the benefit liability accrued under U.S. GAAP has to be the minimum between the accumulated benefit obligation net of fair value of plan assets and the net amount recognized under U.S. GAAP.

Net accruals in the accompanying consolidated balance sheet can be compared with balances determined under U.S. GAAP as follows (in millions of euros):

                                                                Pension Benefits                          Other Benefits
                                                      ---------------------------------------  -------------------------------------
                                                            2002          2001         2000          2002        2001         2000
                                                      ------------  ------------ ------------  ------------- ---------- ------------
Net amount accrued for under U.S. GAAP                    (49.7)        (24.6)       (42.4)             -           -        (8.8)
Excess  funding of plans  recognized  in income  only
when paid back to the Group                                    -             -            -             -           -            -
Changes in scope                                          (64.5)             -            -             -           -            -
Impacts of  transition  obligation,  of prior service
cost  and  of  actuarial  gains   recognized  with  a          -        (73.0)        (0.8)             -       (1.6)        (0.6)
different timing under local regulations
Minimum liability adjustments (MLA)                         18.8           2.0          0.6             -           -            -
Net  amount  accrued  for  under  French  GAAP in the
accompanying consolidated balance sheet                   (95.4)        (95.6)       (42.7)             -       (1.6)        (9.4)
Accrued                                                  (233.7)       (228.2)      (158.1)             -       (1.6)        (9.4)
Prepaid                                                     81.9         132.6        115.4             -           -            -

Net periodic cost under U.S. GAAP was as follows (in millions of euros):

                                                                Pension Benefits                          Other Benefits
                                                      ---------------------------------------  -------------------------------------
                                                            2002          2001         2000          2002        2001         2000
                                                      ------------  ------------ ------------  ------------- ---------- ------------
Service cost                                                42.2          51.5         46.8             -           -          0.1
Expected interest cost                                      54.8          48.7         60.6             -           -          0.4
Expected return on plan assets                            (69.7)        (69.1)       (88.7)             -           -            -
Amortization of unrecognized prior service cost            (8.5)         (8.5)        (8.7)             -           -            -
Amortization of actuarial net loss (gain)                   22.2           8.0       (13.1)             -           -        (0.1)
Amortization of net transition obligation                  (3.1)         (5.4)        (2.4)             -           -            -
Curtailments/Settlements                                  (11.5)         (2.4)          0.5             -       (6.7)            -
Others                                                    (10.0)           7.1         20.3             -           -            -
Net periodic benefit cost under U.S. GAAP                   16.4          29.8         15.3             -       (6.7)          0.4


The retained assumptions are as follows :

                                                                Pension Benefits                          Other Benefits
                                                      ---------------------------------------  -------------------------------------
                                                            2002          2001         2000          2002        2001         2000
                                                      ------------  ------------ ------------  ------------- ---------- ------------
Discount rate                                               5.9%          5.6%         5.8%             -           -         5.4%
Expected return on plan assets                              7.4%          7.0%         7.4%             -           -         6.4%
Expected residual active life (in years)                    13.3          13.7         13.4             -           -         14.6

As regards health insurance plans, an increase of one percent in health expenses would not have any significant impact.

                              SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 28, 2003

                                        VIVENDI ENVIRONNEMENT


                                        By:  /s/ Jerome Contamine
                                             ----------------------------------
                                             Name:  Jerome Contamine
                                             Title: Chief Financial Officer